Form 20-F
period 2024-12-31
Cuprina Holdings (Cayman) LTD
filed 2025-05-14
CIK 1995704

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from __________ to ____________

Commission file number: 001-42288

Cuprina Holdings (Cayman) Limited

(Exact name of the Registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

c/o Blk 1090

Lower Delta Road #06-08

Singapore 169201

(Address of principal executive offices)

David Quek Yong Qi (CEO)

Tel: +65 8512 7275

Email: general@cuprina.com.sg

Blk 1090

Lower Delta Road #06-08

Singapore 169201

(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Ordinary shares, par value US$0.001 per share	CUPR	The Nasdaq Capital Market, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Warrants, each to purchase one ordinary share

Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The registrant had 7,365,000 Class A ordinary shares issued and outstanding as of May 14, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

 ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer
☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

i

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this Annual Report are based upon information available to us as of the date of this Annual Report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

Forward-looking statements include statements about:

●	our goals and strategies;

●	our future business development, results of operations and financial condition;

●	expected changes in our revenue, costs or expenditures;

●	our dividend policy;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectation regarding the use of proceeds from the IPO closed in April 2025;

●	our projected markets and growth in markets;

●	our potential need for additional capital and the availability of such capital;

●	competition in our industry;

●	general economic and business conditions in the markets in which we operate;

●	relevant government policies and regulations relating to our business and industry; and

●	assumptions underlying or related to any of the foregoing.

These statements are subjective. Therefore, they involve known and unknown risks.

They are based largely on our current expectations and projections about future events and financial trends, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, for reasons connected with measuring future developments, including:

1.	the correct measurement and identification of factors affecting our business;

2.	the extent of their likely impact; and/or

3.	the accuracy and completeness of the publicly available information regarding the factors upon which our business strategy is based.

Forward-looking statements should not be read as a guarantee of future performance or results. They will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time regarding future events. Consequently, they are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.

Important factors that could cause actual performance or results to differ materially from those contained in forward-looking statements include, but are not limited to, those factors discussed under Item 3.D. “Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

ii

DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, the following definitions are used in this Annual Report:

●	“$” or “US$” or “U.S. dollars” refers to the legal currency of the United States;

●	“BVI” refers to the British Virgin Islands;

●	“China”, “mainland China” or the “PRC” refers to the People’s Republic of China, for the purposes of this Annual Report, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan;

●	“Class A Ordinary Shares” are to our class A ordinary shares, par value US$0.001 per share;

●	“Class B Ordinary Shares” are to our class B ordinary shares, par value US$0.001 per share;

●	“Companies Act” means the Companies Act (As Revised) of the Cayman Islands;

●	“Controlling Shareholder” refer to the ultimate beneficial owner of the Company, who is Cuprina Holding Pte. Ltd.;

●	“CSRC” refers to China Securities Regulatory Commission;

●	“HK$” or “HKD” or “HK dollars” refers the legal currency of Hong Kong;

●	“Hong Kong laws” refers to all applicable laws, statutes, rules, regulations, ordinances and other pronouncements having the binding effect of laws in Hong Kong;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

●	“IPO” refers to the Company’s initial public offering of 3,000,000 ordinary shares, par value US$0.001 per share at a price of $4.00 per share. The Company’s Registration Statement on Form F-1 (File No. 333-283643) for the IPO was declared effective by the U.S. Securities and Exchange Commission on March 31, 2025;

●	“mainland China” means the People’s Republic of China, excluding, solely for the purpose of this reports, Hong Kong, Macau and Taiwan. The term “mainland Chinese” has a correlative meaning for the purpose of this report;

●	“MYR” means Malaysian ringgit, the official currency of Malaysia;

●	“PRC government” or “PRC authorities”, or variations of such words or similar expressions, refer to the central, provincial, and local governments of all levels in mainland China, including regulatory and administrative authorities, agencies and commissions, or any court, tribunal or any other judicial or arbitral body in mainland China;

●	“PRC laws” refers to any and all officially published and publicly available laws, regulations, rules, and regulatory, administrative or other governmental measures, notices or circulars, and Supreme Court judicial interpretation of the PRC currently in force and publicly available in the PRC as of the date hereof;

●	“RMB” or “Renminbi” refers to the legal currency of the PRC;

●	“SAFE” refers to State Administration of Foreign Exchange;

iii

●	“shares”, “Shares”, or “Ordinary Shares” refer to the ordinary shares of Cuprina Holdings (Cayman) Limited, par value of US$0.001 per share;

●	“SEC” means the U.S. Securities and Exchange Commission;

●	“Securities Act” means the U.S. Securities Act of 1933, as amended;

●	“S$” and “SGD” means Singapore dollars;

●	“US$” and “USD” and “U.S. dollars” are to the legal currency of the United States;

●	“U.S. GAAP” means generally accepted accounting principles in the United States; and

●	“we”, “us”, the “Company”, or “Cuprina Cayman” in this Annual Report refers to Cuprina Holdings (Cayman) Limited, a Cayman Islands company and its subsidiaries, unless the context otherwise indicates.

Cuprina Cayman is a holding company with operations primarily in Singapore through Cuprina Pte. Ltd., our operating subsidiary in Singapore. Our reporting currency is Singapore dollars. This Annual Report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Assets and liabilities are translated into U.S. dollars at the closing rate of exchange as of the balance sheet dates, the statement of income is translated using average rate of exchange in effect during the reporting periods, and the equity accounts are translated at historical exchange rates. Unless otherwise noted, all translations from SGD to U.S. dollars and from U.S. dollars to SGD in this Annual Report were calculated with reference to the table below. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

	Years ended December 31,
	2024	2023
Year end SGD: US$ exchange rate	0.7351	0.7584
Year average SGD: US$ exchange rate	0.7474	0.7455

iv

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness.

Not applicable.

C. Reason for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Risks Relating to Our Business and Industry

We are an early-stage company with a history of losses, we expect to incur losses in the future and we may not be able to achieve or sustain profitability.

We have incurred losses since our formation. For the years ended December 31, 2022, 2023 and 2024, we recorded net loss of S$1,094,516, S$1,119,555 and S$1,560,535 (US$1,147,199), respectively. As of December 31, 2024, we had accumulated deficit of S$4,561,053 (US$3,352,976). As of the date of this Annual Report, we have financed our operations primarily through financial assistance from one of our shareholders, Cuprina Holding Pte. Ltd., certain ultimate beneficial shareholders, bank loans and sales of our currently commercialized products, including a line of medical grade sterile blowfly larvae bio-dressing products marketed under the MEDIFLY brand name, or the MEDIFLY products, introduced in 2020, and three cosmeceutical products introduced in 2023. The net losses and accumulated deficit have primarily been due to the substantial investments we have made to develop our products, costs related to our staff as well as our sales and marketing efforts, R&D costs, and infrastructure improvements.

In addition, as a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. Accordingly, we expect to continue to incur losses for the foreseeable future and we cannot assure you that we will ever achieve profitability or that, if we do become profitable, we will sustain profitability. Our failure to achieve or sustain profitability in the future would make it more difficult to finance our business and accomplish our strategic objectives, which would have a material adverse effect on our business, financial condition and results of operations. In addition, failure of our products to significantly penetrate our target markets would negatively affect our business, financial condition and results of operations.

Our business and future growth prospects rely on industry development and consumer demand for our products. If we fail to achieve and further promote our brand recognition and the widespread market acceptance of our products, or if we fail to grow or retain our customers or consumer base, our business, results of operations and financial condition may be materially and adversely affected.

We operate in an industry that is subject to rapid and unpredictable changes in consumer demand and trends. The success of our business depends significantly on the continued demand for our products, which in turn depends on the level of acceptance and satisfaction from medical institutions and individual users for our wound care and cosmeceutical products. The industries of and markets for such products have been developing rapidly in recent years. However, the prospects for such industries and the markets depend on many factors that are beyond our control. Our success is also dependent on our ability to identify and respond to such shifting consumer demand and trends, develop new and appealing products on a timely basis, and achieve acceptance of such new products by our customers. A number of factors could affect the market acceptance of our products, including but not limited to:

●	our ability to address the evolving needs and preferences of our customers, part of which could, in turn, be impacted by the changing regulatory environment in Singapore and our other markets;

●	the progress of our R&D efforts, as well as when our products commence commercialization relative to competing products;

●	the safety and efficacy of our products and pipeline products, including but not limited to the prevalence and severity of adverse reactions, if any;

●	pricing and cost-effectiveness of our products relative to competing products;

●	public perception, perceived advantages, and brand recognition of our products over competing products; and

●	effectiveness of our sales and marketing efforts and distribution network, as well as the general availability of our products relative to competing products.

If our products fail to achieve or maintain widespread market acceptance, particularly among medical institutions and individual users, or if we fail to maintain good relationships with them, our future prospects may be affected. In addition, if new products introduced by our competitors are perceived more favorably by our consumers or end-users, or are more cost-effective, or otherwise render our products obsolete, the market demand for our products may decline, and our business, results of operations and financial condition may be materially and adversely affected. Further, our brand recognition and product acceptance depend largely on our ability to respond to changes and trends in consumer demand and offer high quality products. If we fail to anticipate and respond appropriately to the ever-changing consumer trends and preferences, or if consumer preferences shift away from the products we develop, manufacture, and sell, our brands and results of operation and financial condition may be materially and adversely affected. We cannot assure you that our brand promotion activities and R&D efforts may be successful and contribute to our business growth, and the resulting benefits may not always justify the relevant expenditures. In the event the demand for our products fails to grow as rapidly as anticipated, our business and results of operations may also be materially and adversely affected.

Our revenue growth for a particular period is difficult to predict, and a shortfall in forecasted revenues may harm our operating results.

As we were established in 2019 and have a relatively short operating history, our revenue growth and, consequently, results of operations are difficult to predict. We plan our operating expense levels based primarily on forecasted revenue levels. A shortfall in revenue could lead to operating results being below expectations as we may not be able to quickly reduce our fixed expenses in response to short-term revenue shortfalls. We have experienced fluctuations in revenue and operating results and anticipate that these fluctuations will continue until we achieve a critical mass with our product sales.

These fluctuations can result from a variety of factors, including economic conditions worldwide, as well as economic conditions specific to the chronic wound care and cosmeceuticals industries, which could affect the ability of our customers to purchase our products and could result in a reduction in elective operative procedures; governmental regulations; the timing of regulatory approvals; the uncertainty surrounding our ability to attract new customers and retain existing customers; changes in reimbursement rates for our products by governmental agencies and private insurers; the length and variability of our sales cycle, especially gaining approvals for the use of our products in additional hospitals and medical centers, which makes it difficult to forecast the quarter in which our sales will occur; issues including delays in the sourcing of our products; the timing of operating expenses relating to the expansion of our business and operations; changes in the pricing of our products and those of our competitors; the development of new wound care products or product enhancements by our competitors; and actual events, circumstances, outcomes, and amounts differing from assumptions and estimates used in preparing our operating plan and how well we execute our strategy and operating plans.

As a consequence, operating results for a particular future period are difficult to predict, and prior results are not necessarily indicative of future results. Any of the foregoing factors, or any other factors discussed elsewhere herein, could have a material adverse effect on our business.

We recorded net current liabilities as of December 31, 2023 and 2024, and such positions may continue.

We recorded net current liabilities of S$2,990,424, and S$4,384,999 (US$3,223,552) as of December 31, 2023 and 2024, respectively. These net current liabilities were primarily attributable to large amounts due to related parties, in particular, amounts due to Cuprina Holding Pte. Ltd., one of our shareholders, and Jimmy Lee Peng Siew, one of our ultimate beneficial shareholders, mainly for the purpose of financing our working capital as well as research and development activities.

Net current liabilities expose us to liquidity risk. Payment of trade and other payables, amounts due to related parties, our capital expenditure plans and the repayment of our outstanding debt obligations as and when they become due will primarily depend on our ability to maintain adequate cash generated from operating activities and adequate external financing. In addition, if we encounter any liquidity issues in the future, we may curtail or defer our business expansion plans based on the availability of sufficient funds. If we continue to have net current liabilities in the future, our working capital for operations or business expansion plans could be limited and our business, financial position and results of operations could be materially and adversely affected.

We had net operating cash outflows for the years ended December 31, 2022, 2023 and 2024.

We had net cash flows used in operating activities of S$1,849,674 for the year ended December 31, 2022, primarily reflecting a net loss of S$1,094,516, as adjusted by (a) positive changes of approximately S$52,066 in non-cash items primarily including depreciation and amortization, expected credit loss on accounts receivable, equity in net earnings of affiliates and loss on disposal of plant and equipment; and (b) negative changes of approximately S$807,224 in working capital primarily reflecting (i) an increase of approximately S$38,444 in accounts receivable, (ii) an increase of approximately S$103,297 in other current assets, (iii) an increase of approximately S$392,097 in net advance to related parties, and (iv) a decrease of approximately S$266,857 in accruals and other payables.

We had net cash flows used in operating activities of S$894,981 for the year ended December 31, 2023, primarily reflecting a net loss of S$1,119,555, as adjusted by (a) positive changes of approximately S$99,846 in non-cash items primarily including depreciation and amortization, expected credit loss on accounts receivable and equity in net earnings of affiliates; and (b) positive changes of approximately S$124,728 in working capital primarily reflecting (i) a decrease of approximately S$238,900 in net advance to related parties, partially offset by (ii) an increase of approximately S$37,511 in accounts receivable, (iii) an increase of approximately S$32,122 in other current assets, and (iv) a decrease of approximately S$45,863 in accruals and other payables.

We had net cash flows used in operating activities of S$1,235,981 (US$908,609) for the year ended December 31, 2024, primarily reflecting a net loss of S$1,560,535 (US$1,147,199), as adjusted by (a) positive changes of approximately S$96,198 (US$70,178) in non-cash items primarily including depreciation and amortization and equity in net earnings of affiliate; and (b) positive changes of approximately S$228,356 (US$167,872) in working capital primarily reflecting (i) an decrease of approximately S$10,639 (US$7,821) in other current assets, and (ii) an increase of approximately S$123,562 (US$90,835) in accruals and other payables,(iii) a decrease of approximately S$24,430 (US$17,959) in accounts receivable, and (iv) a decrease of approximately S$69,725 (US$51,257) in net advance to related parties.

We cannot assure you that we will be able to generate net cash flows from operating activities in the future. If we continue to record net operating cash outflows in the future, our working capital may be constrained, which may adversely affect our liquidity and financial condition. If we do not have sufficient working capital and are unable to generate sufficient revenue or raise additional funds, we may delay the completion of or significantly reduce the scope of our current business plan or substantially curtail our operations, any of which could materially and adversely affect our business, financial condition and results of operations. In addition, if we determine that our cash requirements exceed our available cash on hand, we may seek to issue debt or equity securities or obtain a credit facility. We cannot assure you that we would be able to obtain debt or equity financing at a reasonable cost, or at all, in the current economic environment. In addition, any issuance of equity or equity-linked securities could dilute our shareholders’ ownership, while any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and financial covenants. As a result, we may face liquidity issues and our business, financial condition and results of operations may be materially and adversely affected.

The regulatory approval and clearance processes of the FDA and comparable foreign authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval or other marketing authorizations for our products and pipeline products, our business will be substantially harmed.

The medical device industries are regulated extensively by governmental authorities, including the FDA and corresponding foreign regulatory agencies and authorities. The time required to obtain approval, clearance, certification of conformity or other marketing authorizations from the FDA and comparable foreign authorities is unpredictable and can often be lengthy and depends upon numerous factors, including the substantial discretion of the regulatory authorities.

Before we can market or sell a new medical device in the United States, we must obtain either a 510(k) clearance from the FDA, or approval of an application for premarket approval, or PMA, unless an exemption applies. For both of our currently commercialized MEDIFLY products and for the bullfrog collagen sponge dressings currently in our development pipeline, we have been in the process of compiling the 21 CFR Part 820 dossier for an FDA 510(k) clearance, which is a submission dossier made to the FDA to demonstrate the safety and efficacy of our products. We expect to receive a 510(k) clearance for our MEDIFLY products by the end of 2025, subject to FDA enquiries or clarifications. For our bullfrog collagen sponge dressings, we intend to present our 510(k) submission to the FDA in 2025. We have successfully completed the ISO 10993 biocompatibility test as of the third quarter of 2024. In the 510(k) premarket clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, with respect to intended use, technology and safety and effectiveness, in order to clear the proposed device for marketing. Clinical data is sometimes required to support a finding of substantial equivalence.

The process of obtaining regulatory clearances or approvals to market a medical device can be costly and time-consuming, and we may not be able to successfully obtain pre-market reviews on a timely basis, if at all. If the FDA requires us to go through a lengthier, more rigorous examination for our products than we expect, our product introductions could be delayed or canceled, which could cause our sales to decline.

The FDA or any foreign regulatory bodies can delay, limit or deny approval or clearance of our product candidates or require us to conduct additional nonclinical or clinical testing or abandon a program for many reasons, including:

●	the FDA’s or the applicable foreign regulatory agency’s disagreement with the design or implementation of our clinical trials;
●	negative or ambiguous results from our clinical trials or results that may not meet the level of statistical significance required by the FDA or comparable foreign regulatory agencies for approval;
●	serious and unexpected device-related side effects experienced by participants in our clinical trials or by individuals using devices similar to our products or natural product candidates;
●	our inability to demonstrate to the satisfaction of the FDA or the applicable foreign regulatory agency that our product candidates are safe and effective for their intended uses, or in the case of the 510(k) clearance process, that our product candidate is substantially equivalent to a predicate device;
●	our inability to demonstrate the clinical and other benefits of our product candidates outweigh any safety or other perceived risks;
●	the FDA’s or the applicable foreign regulatory agency’s requirement for additional pre-clinical studies or clinical trials;
●	the FDA’s or the applicable foreign regulatory agency’s disagreement regarding the formulation, labeling or the specifications of our products or future product candidates;

●	the FDA’s or the applicable foreign regulatory agency’s failure to approve the manufacturing processes or facilities of third-party manufacturers with which we contract; or
●	the potential for approval or clearance policies or regulations of the FDA or the applicable foreign regulatory agencies to significantly change in a manner rendering our clinical data insufficient for approval.

Of the large number of products in development, only a small percentage successfully complete the FDA or foreign regulatory approval processes and are commercialized. The lengthy approval or marketing authorization process, as well as the unpredictability of future clinical trial results, may result in our failing to obtain regulatory clearance, approval or other marketing authorization to market our products, which would significantly harm our business, financial condition and results of operations. Furthermore, if we fail to obtain FDA 510(k) clearances for our products, it could potentially lead to uncertainties in our regulatory approval process in other jurisdictions, as certain regulatory authorities, including those located in Singapore and Saudi Arabia, use the FDA as a reference agency.

Even if we eventually receive approval or clearance of an FDA or foreign marketing application for our products, the FDA or the applicable foreign regulatory agency may grant clearance, approval or other marketing authorization contingent on the performance of costly additional clinical trials, including post-market clinical trials. The FDA or the applicable foreign regulatory agency also may clear, approve or authorize for marketing a product candidate for a more limited indication or patient population than we originally requested, and the FDA or applicable foreign regulatory agency may not approve or authorize the labeling that we believe is necessary or desirable for the successful commercialization of a product candidate. Any delay in obtaining, or inability to obtain, applicable regulatory clearance, approval or other marketing authorization would delay or prevent commercialization of that product candidate and would materially adversely impact our business and prospects.

Failure to manage our growth strategy could harm our business.

Our ability to successfully implement our business plans and develop, market and sell our wound care and cosmeceutical products requires an effective plan for managing our future growth. We plan to increase the scope of our operations at a rapid rate, particularly in relation to the development and sale of new products and expansion into new geographic markets. Future expansion efforts will be expensive and may strain our internal operating resources. To manage future growth effectively, we must maintain and enhance our financial and accounting systems and controls, integrate new personnel and manage expanded operations. If we do not manage growth properly, it could harm our operating results and financial condition.

However, our planned expansion into new products and new geographic markets with which we do not have significant experience subjects us to risks associated with the use of new and novel technologies, operational, financial, regulatory, legal and reputational risks, as well as the risk that we may be unable to timely or successfully launch our service offerings. The success of these operations depends upon our ability to commercialize our service offerings, and our failure to do so could negatively affect our ability to generate revenue from these activities.

If we are unable to compete within our markets or our products do not gain market acceptance, our financial condition and operating results could suffer.

Competition from other medical device companies is significant, and we could be significantly affected by new product introductions and other activities of market participants. We compete with other companies in acquiring rights to products or technologies from third-party developers. In addition, many specialized products companies have formed collaborations with large, established companies to support research, development, and commercialization of wound care and cosmeceutical products which may be competitive with ours. Academic institutions, government agencies, and other public and private research organizations are also conducting research activities and may commercialize wound care and cosmeceutical products on their own or through joint ventures. We are a new company with few product lines and relatively small customer bases. We may not, even with more efficacious products, be able to secure contracts and achieve significant growth with large national accounts.

Some of our competitors enjoy several competitive advantages over us, including but not limited to:

●	larger and more established distribution networks in Singapore and/or in international markets;

●	greater financial, managerial and other resources for product R&D, sales and marketing efforts and protecting and enforcing intellectual property rights;

●	greater name recognition;

●	larger consumer bases;

●	more expansive portfolios of products and intellectual property rights; and

●	greater experience in obtaining and maintaining regulatory approvals and/or clearances from regulatory agencies.

The presence of competition in our markets may lead to pricing pressure which would make it more difficult to sell our products at a profitable price or may prevent us from selling our products at all. Our failure to compete effectively would have a material adverse effect on our business.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we use networks to collect and store sensitive data, including intellectual property, proprietary business information, and important information of our customers, suppliers, and business partners, as well as personally identifiable information of our customers and employees. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or be breached due to employee error, malfeasance, or other disruptions. Any such breach could compromise our networks, and the information stored there could be accessed, publicly disclosed, lost, or stolen. The secure processing, maintenance, and transmission of this information is critical to our operations. Any such access, disclosure, or other loss of information could result in the loss of existing customers, difficulty in attracting new customers, backlash from negative public relations, legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties. Furthermore, such access, disclosure, or loss may cause disruption of our operations and the services we provide to customers, damage to our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business.

We rely heavily on our R&D partners for know-how on design, manufacturing methods and formulation of our products. If we or one of our partners fails to perform adequately or fulfill our needs, we may incur significant costs due to delays in our product introductions and commercialization.

Since our inception, we have been committed to the R&D of products, product candidates and meeting rigorous quality and regulatory standards for our production processes. As of December 31, 2024, our R&D team consisted of four full-time team members, including Mr. Baptista, our Chief Technology Officer as well as Dr. Naresh Waran Gnanasegaran, our head of R&D, who joined us in October 2023. However, the process of completing research and product development, obtaining regulatory approvals and commercializing our pipeline products may be time-consuming and costly. We cannot assure you that our R&D efforts will be able to deliver the intended outcomes or that we will be able to successfully identify new opportunities, develop, enhance or adapt to new technologies, develop and bring new or more advanced products to market, obtain sufficient or any patent or other intellectual property protection for such products, or obtain the necessary regulatory approvals in a timely and cost-effective manner. Even if such products are introduced, we cannot assure you that they will achieve market acceptance, or that we will be able to upgrade our existing technologies or develop or adopt new technologies that mitigate the risk of substitution by other products. Any failure to do so could harm our business and prospects.

As of the date of this Annual Report, we had collaborated with NTU for the R&D of our pipeline products. We may continue to seek to establish or enter into collaborations, strategic alliances, joint ventures, equity investment, or licensing arrangements with third parties that we believe will complement or augment our development and commercialization of pipeline products and future product candidates. However, the third parties we collaborate with may fail to properly perform their contractual obligations, fail to protect their intellectual properties, fail to comply with regulatory provisions, or ultimately yield the anticipated economic benefits. If we are unable to reach agreements with suitable collaborators on acceptable terms in a timely manner, or at all, we may have to curtail the development of a product candidate, reduce or delay its development program or commercialization, reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense.

We rely on our in-house sales and marketing team and third parties to promote our products. Failure to execute an effective sales and marketing strategy could harm our ability to increase the sales of our products and achieve broader market acceptance.

To increase the sales of our products, achieve broader market acceptance, and maintain sustainable relationships with existing and potential customers, we must successfully execute an effective sales and marketing strategy. However, we cannot assure you that we will be able to attract, motivate and retain qualified and professional employees with requisite expertise and communicate with them effectively. If we fail to hire, develop and retain qualified sales and marketing personnel, or if our new sales and marketing personnel are unable to achieve desired performance levels, we may not be able to execute our sales and marketing strategy or achieve our goals.

Our relationships with third parties such as hospitals, clinics, and retail chains, as well as our engagement with e-commerce and social media platforms, also play an important role in our sales and marketing activities. We cannot assure you that we will be able to maintain or strengthen our relationships with these industry players. If these industry players leave the market, change their business or practice focus, cease to collaborate with us, or collaborate with our competitors, our marketing strategy and efforts to promote our products may not be successful. If we fail to generate returns from our relationships with these industry players as anticipated, or at all, our business, financial condition, and results of operations may be materially and adversely affected.

Furthermore, we have limited experience in the sales and marketing of certain of our pipeline products, which includes products that operate in different sub-markets than our marketed products. Upon the commercialization of these pipeline products, we may fail to build a corresponding commercial team, conduct comprehensive market analysis, obtain licenses and approvals, or manage related distributors and sales forces. As a result, commercialization of these pipeline products may involve more inherent risks, take a comparatively longer time, and cost more. There may also be circumstances during the actual sales of our future products that we did not anticipate prior to commercialization, which may require us to adjust our sales and marketing strategy, recruit additional personnel, or incur unforeseen costs and expenses. In such an event, our business prospects and sales of the relevant products could be materially and adversely affected.

We may not be able to develop new products that are competitive or successful in the markets we have entered or plan to enter, in a timely manner or at all.

Our ability to continuously identify, develop, and launch new products for which there is consumer demand is critical to our success. However, the success of any product candidate depends on several factors, including our ability to anticipate industry trends and market demand, complete the product development process efficiently, minimize the costs and time for obtaining required regulatory approvals, optimize our manufacturing and procurement process, manufacture and deliver new products in a timely and commercially viable manner, anticipate and compete with our competitors, and increase customer awareness and acceptance of our new products.

We cannot guarantee that we can predict industry trends and market demand and be successful in developing new products or that we will be able to identify viable product development opportunities. We may experience delays or failures in any stage of product development, manufacturing, product registration, and marketing. In addition, failure to obtain regulatory approvals or registration certificates for these pipeline products in a timely manner would hinder our ability to penetrate the markets that we intend to enter, which may adversely affect our business and financial performance.

We have collaborated and will continue to collaborate with third parties to develop new products, but we cannot assure you that we could successfully launch the new products as anticipated or at all, or that consumers will be receptive to our new products. Even if we are able to launch new products, it may take time for the new products to gain market acceptance. Furthermore, our competitors may develop similar products or technologies, or may be able to bring products to market faster or at a lower cost than we can, which could adversely affect our ability to compete.

However, there can be no assurance that we will be able to successfully develop and launch new products or that our products will gain market acceptance. Any delays or failures in product development, manufacturing, regulatory approval, or marketing could have a material adverse effect on our business, results of operations, and financial condition.

The development and sale of certain of our pipeline products are heavily dependent on certain agreements with NTU and the termination of any of these agreements could harm our business.

We rely on certain agreements entered between NTU and us to develop and sell certain of our pipeline products, including products incorporating bullfrog collagen. We entered into a licensing agreement and an industry research collaboration agreement with NTU in June 2022 and August 2022, respectively. However, NTU is a third party and could decide to terminate the agreements pursuant to their terms. We cannot be certain that license agreements will continue to be available to us on reasonable terms or at all. The termination of, or inability to maintain, any of our license agreements could negatively impact our ability to development and sell the products mentioned above in the future, which could have a material adverse effect on our business, financial condition, and results of operations.

Certain of our pipeline products are still under development and we may not be able to successfully commercialize any of these products.

Our pipeline contains certain products for treating chronic wounds of various stages of the healing process, and we may also decide to develop other pipeline products. Some of our R&D programs are in early developmental stages, and one or more of our product candidates may fail to meet safety and efficacy standards in human testing, even if those product candidates are found to be effective in animal studies. To develop and commercialize product candidates for wound care, we must provide regulatory authorities in Singapore and other intended markets with human clinical and nonclinical animal data that demonstrate adequate safety and effectiveness, which will require significant additional research and development efforts, including extensive nonclinical studies and clinical testing. However, our approach to product discovery may not be effective or may not result in the development of any product, and it can take several years for a product to be approved, with no guarantee of successfully bringing any therapeutic candidates to the market. Additionally, a new product candidate may appear promising at an early stage of development or after clinical trials and never reach the market, or it may reach the market and not sell, for a variety of reasons.

For example, the product may:

●	be shown to be ineffective or to cause harmful side effects during preclinical testing or clinical trials;

●	fail to receive regulatory approval on a timely basis or at all;

●	be difficult to manufacture on a large scale;

●	not be economically viable;

●	not be prescribed by doctors or accepted by patients;

●	fail to receive a sufficient level of reimbursement from government insurers or other third-party payors; or

●	infringe on intellectual property rights of any other party.

If our technologies or product development efforts fail to generate product candidates that lead to the successful development and commercialization of products, or if the product candidates we have acquired (or may in the future acquire) are not approved or cleared for commercialization or otherwise experience adverse regulatory action, our business and financial condition will be materially adversely affected.

Our future success will largely depend on our ability to maintain and further grow clinical acceptance and adoption of our products, and we may be unable to adequately educate healthcare practitioners on the use and benefits of our products.

Our commercial success depends heavily on our ability to educate healthcare practitioners on the use of our products in wound care settings, as healthcare practitioners play a significant role in determining the course of a patient’s treatment and the type of products, if any, that will be used to treat the patient. Acceptance and adoption of our wound care products relies on educating healthcare practitioners on the distinctive characteristics, benefits, safety, clinical efficacy, and cost-effectiveness of our products, including potential comparisons to our competitors’ products, and on training healthcare practitioners in the proper application of our products. However, convincing healthcare practitioners to adopt new products and techniques is challenging, as they may be hesitant to change their medical practices, and we may not be successful in these efforts. If healthcare practitioners are not adequately trained, they may use our products ineffectively, resulting in unsatisfactory patient outcomes, negative publicity, or lawsuits against us. If we cannot convince healthcare practitioners of the merits and advantages of our products compared to our competitors’ products, they may not use our products, and we will be unable to increase our sales and sustain growth or profitability.

Interruptions in the supply of our products or inventory loss may adversely affect our business, financial condition and results of operations.

The manufacturing and storage of our products requires specialized facilities and is subject to strict company and government standards. Moreover, process deviations or unanticipated effects of approved process changes may result in noncompliance with regulatory requirements, including stability requirements or specifications. Most of our products require storage and transportation within a specified temperature range, and if environmental conditions deviate from that range, the safety and efficacy of our products could be adversely affected, making them unsuitable for use. Severe weather conditions and natural disasters may make compliance with these processes and maintenance of these standards more difficult, and climate change threatens more extreme weather events, which could increase our production risks. For example, breeding of Lucilia cuprina maggots, which are the main component for our currently commercialized wound care products, is subject to risks including changes in regulations, changes in the terms of the licenses granted to us from the relevant environmental agencies in Singapore, shortages of raw materials, such as sterilization chemicals, and extreme temperature conditions such as insufficient exposure to natural sunlight for prolonged periods and extreme temperatures that are either too high or too low, all of which could harm breeding efficiency and output and impact profitability.

The occurrence of actual or suspected production and distribution problems can lead to lost inventories, and in some cases recalls, with consequential reputational damage and the risk of product liability. Additionally, the investigation and remediation of any identified problems can cause production delays and result in substantial additional expenses. Any unforeseen failure in the storage of our products or loss in supply could result in a loss of our market share and negatively affect our revenues and operations.

If we are unable to manage product inventory in an effective manner, our profitability could be impaired.

Many factors affect the efficient use and planning of product inventory, such as the effectiveness of predicting demand, preparing manufacturing to meet demand, meeting product mix and product demand requirements, and managing product expiration. Our currently commercialized wound care products have a shelf life of between one day and two days, while our cosmeceutical products generally have a shelf life of between 24 months and 36 months. If we are unable to manage our product inventory efficiently or within expected budget goals or keep sufficient finished and in-process products on hand to meet demand, our operating margins and long-term growth prospects could be impaired. We place orders with our suppliers based on forecasts of demand, and our forecasts are based on management’s judgment and assumptions, each of which may introduce errors into our estimates. If we overestimate customer demand, our excess or obsolete inventory may increase significantly, reducing our gross margin and adversely affecting our financial results. Conversely, if we underestimate customer demand or if insufficient manufacturing capacity is available, we would miss revenue opportunities, potentially lose market share, and damage our customer relationships.

Failure of any third-party assessments to demonstrate desired outcomes in proposed endpoints could have a negative impact on our business performance.

Our collaborators and certain third parties such as medical research institutions may conduct clinical studies regularly designed to test the performance of our products and/or the underlying mechanism associated with our products and their use across a number of applications. However, if a clinical study fails to demonstrate statistically significant results supporting performance, use benefits, or compelling health economic outcomes from using our products or the underlying mechanism associated with our products, physicians may elect not to use our products as a treatment for conditions that may benefit from them. Additionally, serious adverse events reported during the conduct of a study could affect the continuation of the study, product marketing authorization by regulatory authorities, and product adoption by healthcare professionals, or could cause regulatory authorities to impose other restrictions on the product or require additional warning or precaution statements to appear on the product labeling.

If we are unable to develop a body of statistically significant evidence from available clinical studies, whether due to adverse results or inadequately designed studies, public and private payers could refuse to cover our products, limit the manner in which they cover our products, or reduce the price they are willing to pay or reimburse for our products.

Increased prices for, or unavailability of, raw materials used in our products could adversely affect our business, financial condition and results of operations.

The prices of the raw materials used in the manufacture of our products affect our profitability, and these prices may fluctuate based on a number of factors beyond our control, including changes in supply and demand, general economic conditions, labor costs, fuel-related delivery costs, competition, import duties, excises and other indirect taxes, currency exchange rates, and government regulation. However, due to the highly competitive nature of the industries in which we operate and the cost consciousness of our customers and third-party payors, we may be unable to pass along cost increases for key components or raw materials through higher prices to our customers. If the cost of key components or raw materials increases and we are unable to fully recover these increased costs through price increases or offset these increases through other cost reductions, we could experience lower margins and profitability. Significant increases in the prices of raw materials that cannot be recovered through productivity gains, price increases, or other methods could adversely affect our business, results of operations, and financial condition.

If we or our present and future R&D partners are unable to adequately protect their respective intellectual property rights, we may not be able to compete effectively.

Part of our success depends on and will continue to be dependent on our and our present and future R&D partners’ ability to protect proprietary rights to technologies used in certain of our products and to rely on patents and trade secrets to establish and maintain proprietary rights in our technology and current and future products. However, these legal means afford only limited protection and may not adequately protect our or our present and future R&D partners’ rights or permit us to gain or keep a competitive advantage. Patents and patent applications we may have in the future may not be sufficient or broad enough to prevent competitors from introducing similar products into the market.

Our or our present and future R&D partners’ patents or attempts to enforce them may not be upheld by the courts and the damages or other remedies awarded if we were to prevail in upholding such patents may not be commercially meaningful. Efforts to enforce any of our or our present and future R&D partners’ proprietary rights could be time-consuming and expensive, which could adversely affect our business and prospects and divert management’s attention.

Furthermore, the issuance of a patent, while presumed valid and enforceable, is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Competitors may also be able to design around the patents possessed by our present and future R&D partners or the ones that we may have in the future. Other parties may develop and obtain patent protection for more effective technologies, designs or methods. In addition, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, vendors, former employees and current employees.

Patent rights are territorial, and patent protection extends only to those countries where we have issued patents. Filing, prosecuting, and defending patents on our products and product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive and their litigation processes differ. Competitors may successfully challenge or avoid our patents or manufacture products in countries where we have not applied for patent protection. Changes in the patent laws in Singapore or other countries may diminish the value of our patent rights. As a result of these and other factors, the scope, validity, enforceability, and commercial value of our and our present and future R&D partners’ present and future patent rights are uncertain and unpredictable.

The patent positions of life sciences companies and research institutions involve complex legal and factual questions, and, therefore, the issuance, scope, validity, and enforceability of any patent claims that we and our present and future R&D partners may obtain cannot be predicted with certainty. Patents, if issued, may be challenged, deemed unenforceable, invalidated, or circumvented. A third-party may submit prior patents, or we may become involved in opposition, derivation, reexamination, interparty review, post-grant review, supplemental examination, or interference proceedings challenging our patent rights or the patent rights of our licensors or development partners. The costs of defending or enforcing our proprietary rights in these proceedings can be substantial, and the outcome can be uncertain. An adverse determination in any such submission or proceeding could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, or reduce our ability to manufacture or commercialize products. Furthermore, if the scope or strength of protection provided by our patents and patent applications is threatened, it could discourage companies from collaborating with us to license, develop, or commercialize current or future products. The ownership of our proprietary rights could also be challenged.

Our and our present and future R&D partners’ ability to enforce our respective intellectual property rights depends on the ability to detect infringement. It is difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product, particularly in litigation in countries that do not provide an extensive discovery procedure.

Our maggot-based chronic wound care products are not currently protected by any pending patent application nor any unexpired patent. Currently, the substantial majority of our net revenue is derived from the sale of maggot-based chronic wound care productions and such products may be subject to competition from the sale of substantially equivalent products that could adversely affect our business and operations.

Our maggot-based chronic wound care products, from which we derived 78.4% of our revenue for the year ended December 31, 2023, and 71.2% of our revenue for the year ended December 31, 2024, have no patent protection, and therefore, in order to continue to obtain commercial benefits from them, we will rely on product manufacturing trade secrets, know-how, and related non-patent intellectual property, such as potential regulatory rights that would require various resources to separately obtain. The effect of our maggot-based chronic wound care products’ lack of patent protection depends, among other things, upon the nature of the market and the position of our products in the market from time to time, the size of the market, the complexities and economics of manufacturing a competitive product and applicable regulatory approval requirements. In the event that competition develops substantially equivalent products, this competition could have a material adverse effect on our business, financial condition, and operating results. Trade secret protection is effective only against wrongful acquisition, use, or disclosure of confidential information. A competitor can avoid a claim of trade secret misappropriation by showing independent development without use of a trade secret owner’s information; however, this typically requires some time, effort, and financial resources to develop independently. The entrance into the market of a product substantially equivalent to our maggot-based chronic wound care products may erode our product’s market share, which may have a material adverse effect on our business, financial condition, and results of operations.

We may be found to infringe on or violate the intellectual property rights of others.

We may not have identified all patents, published applications or published literature that affect our business either by blocking our ability to commercialize our products or R&D candidates, by preventing the patentability of one or more aspects of our products or R&D candidates to us or our licensors, or by covering the same or similar technologies that may affect our ability to market our products and R&D candidates. For example, we (or the licensor of a product or R&D candidate to us) may not have conducted a patent clearance search sufficient to identify potentially obstructing third party patent rights. Similarly, publication of discoveries in the scientific or patent literature often lags behind actual discoveries. We cannot be certain that we or our licensors were the first to invent, or the first to file, patent applications covering our products and candidates. We also may not know if our competitors filed patent applications for technology covered by our pending applications or if we were the first to invent the technology that is the subject of our patent applications. Competitors may have filed patent applications or received patents and may obtain additional patents and proprietary rights that block or compete with our patents. Such third parties, including customers, may in the future assert claims or initiate litigation related to exclusive patent, copyright, trademark, and other intellectual property rights to technologies and related standards that are relevant to us, our operations, and our products. These assertions may emerge over time as a result of our growth and the general increase in the pace of patent claim assertions.

Because of the existence of a large number of patents in the industries we operate, the secrecy of some pending patent applications and the rapid rate of issuance of new patents, we believe that it is not economically practical or even possible to determine in advance whether a product or any of its components is completely free of infringement of the patent rights of others even when we take reasonably objective steps to determine what relevant patent rights might exist and, if so, to evaluate such patent rights relative to our proposed and actual products and methods with patent counsel.

The asserted claims or initiated litigation can include claims against us or our manufacturers, suppliers or customers alleging infringement of their proprietary rights with respect to our existing or future products or components of those products. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, intellectual property litigation or claims could force us to cease developing, selling or otherwise commercializing one or more of our products; to pay substantial damages for past use of the asserted intellectual property; to obtain a license from the holder of the asserted intellectual property, which may not be available on reasonable terms, if at all; and redesign, or rename in the case of trademark claims, our product(s) to avoid such third party rights, which may not be possible or which could be costly and time-consuming. Any of these risks coming to fruition could have a material adverse effect on our business, results of operations, financial condition, and prospects. Regardless of the merit of these claims, they can be time-consuming, result in costly litigation and diversion of technical and management personnel, or require us to develop a non-infringing technology or enter into license agreements. Where claims are made by customers, resistance even to unmeritorious claims could damage customer relationships. There can be no assurance that licenses will be available on acceptable terms and conditions, if at all, or that our indemnification by our suppliers will be adequate to cover our costs if a claim were brought directly against us or our customers. Furthermore, because of the potential for high court awards that are not necessarily predictable, and the resources required to engage in a full defense of such allegations, it is not unusual to find even arguably unmeritorious claims settled for significant amounts. If any infringement or other intellectual property claim made against us by any third party is successful, or if we fail to develop non-infringing technology or license the proprietary rights on commercially reasonable terms and conditions, our business could be materially and adversely affected.

We are subject to various governmental regulations relating to the labeling, marketing and sale of our products.

Government regulations by the Health Sciences Authority of Singapore, or HSA, and similar agencies in other countries and regions is a significant factor in the development, manufacturing and marketing of our products and in the acquisition or licensing of new products. Complying with government regulations is often time-consuming and expensive and may involve delays or actions adversely impacting the marketing and sale of our current or future products.

Following initial regulatory approval or clearance of any products that we or our R&D partners may develop, we and/or our R&D partners will be subject to continuing regulatory review, including, but not limited to, appropriate establishment registration and product listing requirements; regulations governing the methods used in, and the facilities and controls used for, the design, manufacture, packaging, labeling, storage, installation, and servicing of finished devices, drugs and/or biologics, as applicable; labeling requirements; and adverse event reporting regulations.

Failure to comply with applicable regulatory requirements can result in, among other things, the HSA or other governmental authorities:

●	imposing fines and penalties on us;

●	preventing us from manufacturing or selling our products;

●	delaying or denying pending applications for approval or clearance of our products or of new uses or modifications to our existing products, or withdrawing or suspending current approvals or clearances;

●	ordering or requesting a recall of our products;

●	issuing warning letters;

●	imposing operating restrictions, including a partial or total shutdown of production or investigation of any or all of our products;

●	refusing to permit the import or export of our products;

●	detaining or seizing our products;

●	obtaining injunctions preventing us from manufacturing or distributing any or all of our products;

●	commencing criminal prosecutions or seeking civil penalties; and

●	requiring changes in our advertising and promotion practices.

Distribution of our products is subject to extensive government regulation. These regulations, including the requirements for marketing authorizations or product licenses necessary to bring a medical product to market, the time required for regulatory review and the sanctions imposed for violations, vary from country to country. We do not know whether we will obtain the marketing authorizations or product licenses necessary to market our products in such countries or that we will not be required to incur significant costs in obtaining or maintaining these regulatory approvals.

Delays in or changes to the clearance and approval processes or ongoing regulatory requirements from HSA or other regulatory authorities could make it more difficult for us to obtain clearance or approval of new products or comply with ongoing requirements.

New government regulations may be enacted and changes in the relevant regulatory authorities’ policies and regulations and their interpretation and enforcement could prevent or delay regulatory clearance or approval of new products. We cannot predict the likelihood, nature, or extent of adverse government regulation that may arise from future legislation or administrative action, either in Singapore or abroad. Therefore, we do not know whether we or our present and future R&D partners will be able to continue to comply with such regulations or whether the costs of such compliance will have a material adverse effect on our business. Changes could, among other things, require different labeling, monitoring of patients, interaction with physicians, education programs for patients or physicians, curtailment of necessary supplies, or limitations on product distribution.

These changes could have an adverse effect on our business, and specifically, on the sales of affected products. The evolving and complex nature of regulatory science and regulatory requirements, the broad authority and discretion of the relevant regulatory authorities, and the generally high level of regulatory oversight results in a continuing possibility that from time to time, we will be adversely affected by regulatory actions despite ongoing efforts and commitment to achieve and maintain full compliance with all regulatory requirements. If we or our present and future R&D partners are not able to maintain regulatory compliance, we may not be permitted to market our products and our business would suffer.

Failure to obtain or maintain adequate reimbursement or insurance coverage for medical products, if any, could limit our ability to market those products and decrease our ability to generate revenue. Changes in reimbursement policies and regulations by governmental or other third-party payors may have an adverse impact on the use of our products.

The pricing, coverage, and reimbursement of our products, if any, must be sufficient to support our commercial efforts and other development programs, and the availability and adequacy of coverage and reimbursement by third-party payors, including governmental and private insurers, are essential for most patients to be able to afford medical treatments. Sales of our products depend substantially, both domestically and abroad, on the extent to which the costs of our products, if any, will be paid for or reimbursed by health maintenance, managed care, and similar healthcare management organizations, or government payers and private payers. If coverage and reimbursement are not available, or are available only in limited amounts, we may have to subsidize or provide medical products for free or we may not be able to successfully commercialize our products.

The ability of our customers to obtain appropriate reimbursement for products and services from third-party payors is critical to the success of our business because reimbursement status affects which products our customers purchase. In addition, our ability to obtain reimbursement approval in foreign jurisdictions may affect our ability to expand our product offerings internationally. In addition, changes in healthcare systems in Singapore or other countries where we currently offer or intend to offer products in a manner that significantly reduces reimbursement for procedures using our products or denies coverage for these procedures would also have an adverse impact on the acceptance of our products and the prices which our customers are willing to pay for them.

Moreover, increasing efforts by governmental and private payers in Singapore and abroad to limit or reduce healthcare costs may result in restrictions on coverage and the level of reimbursement for new medical products and, as a result, they may not cover or provide adequate payment for our products. We expect to experience pricing pressures in connection with our products due to the increasing trend toward managed healthcare, including the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, and prescription drugs or biologics in particular, has and is expected to continue to increase in the future. As a result, profitability of our current or future products may be more difficult to achieve.

If our employees, distributors, customers, suppliers or other business partners engage in illegal, fraudulent, improper or unethical conduct, such as bribery and corruption, we may be subject to potential liability and negative publicity, and our reputation as well as business could be harmed.

We are exposed to the risk that our employees, distributors, customers, suppliers, or other business partners we have contracted may engage in illegal, fraudulent, improper or unethical conduct. Misconduct by these individuals and institutions could include intentional, reckless and/or negligent conduct that violates the relevant laws and regulations, including those requiring the reporting of true, complete and accurate information and data to regulatory authorities and those relating to data privacy and security, product quality, efficacy claims and manufacturing standards, and other relevant laws and regulations in Singapore and other countries. Such misconduct could also involve fraud, corruption, bribery (such as offering or accepting kickbacks and rebates that may constitute bribery), tax evasion and other illegal practices. In addition, our business partners such as medical institutions and distributors may be subject to greater regulatory scrutiny in their sales and operations and in particular, in their compliance with applicable anti-bribery and tax laws and regulations.

In particular, sales, marketing and other business arrangements in our industry are subject to extensive laws and regulations intended to prevent fraud, bribery, misconduct, kickbacks, self-dealing and other abusive practices. In recent years, regulatory scrutiny and enforcement in sales, marketing and other business arrangements involving medical institutions, such as hospitals and aesthetic medicine service providers, have increased, and regulations in our industry or those of our business partners may further tighten in the future. We could be potentially liable for actions taken by our employees, distributors, customers, suppliers or other business partners that violate anti-bribery, anti-corruption and other related laws and regulations in Singapore or other countries as well as suffer from negative publicity associated with these actions, over which we may not have full control. Our employees or other third parties may fail to comply with such laws and regulations, and the relevant government authorities with discretion may interpret the laws and regulations in a way inconsistent with our understanding, both of which may expose us to potential risks and penalties. Although we had not been subject to fines or penalties for any breach of such laws and regulations in the past, we cannot assure you that there will not be any such fines or penalties imposed on us in the future. The risk of breaches by our employees, distributors, customers, suppliers or other business partners, whether intentionally or inadvertently, could also potentially be higher in light of the recent regulatory scrutiny. We may not be able to identify and deter any misconduct by such foregoing persons, and the precautions we take to detect and prevent such misconduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could severely disrupt our business operations, or result in failure to continue the marketing and sales of our products and obtain regulatory approval for our product candidates.

The government authorities may seize the products involved in any illegal or improper conduct by our employees and other third parties, and we may be subject to claims, fines or suspension of our operations. Our brands and reputation, business, results of operations and financial position could be adversely affected if we are associated with any potential liabilities as well as negative publicity as a result of illegal, fraudulent, improper or unethical conduct, or allegations of such, by our employees and other business partners.

Defects, failures or quality issues associated with our products could materially adversely affect our reputation, business, results of operations and financial condition.

Quality is extremely important to us and our customers due to the serious and costly consequences of product failure. Quality and safety issues may occur with respect to any of our products, and our future operating results will depend on our ability to maintain an effective quality control system and effectively train and manage our workforce with respect to our quality system. The development, manufacture and control of medical products are subject to extensive and rigorous regulation by numerous government agencies, including the HSA and similar foreign agencies. Compliance with these regulatory requirements is subject to continual review and is monitored rigorously through periodic inspections by the HSA and foreign regulatory authorities. The HSA and foreign regulatory authorities may also require post-market testing and surveillance to monitor the performance of products cleared or approved for use in their jurisdictions. Our manufacturing facilities and those of our suppliers are also subject to periodic regulatory inspections. If the HSA or other regulatory authorities were to conclude that we or our suppliers have failed to comply with any of these requirements they could institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions, such as product recalls or seizures, withdrawals, monetary penalties, consent decrees, injunctive actions to halt the manufacture or distribution of products, import detentions of products, export restrictions, restrictions on operations or other civil or criminal sanctions. Civil or criminal sanctions could be assessed against our officers, employees, or us. Any adverse regulatory action, depending on its magnitude, may restrict us from effectively manufacturing, marketing, and selling our products.

Relatedly, we could face product liability lawsuits or other similar proceedings relating to actual or alleged injuries, defects, deficiencies, failures, and/or representations relating to our products that could fall outside of the scope of our contractual indemnities. We do not have, and do not anticipate obtaining, contractual indemnification from parties supplying raw materials or parties marketing the products we sell. In any event, indemnification from the manufacturers of our products or from any other party is limited by the terms of the indemnity and by the creditworthiness of the indemnifying party. A successful product liability claims or other applicable claim or series of claims brought against us could result in judgments, fines, damages and liabilities that could have a material adverse effect on our business. We may incur significant expense investigating and defending these claims, even if they do not result in liability. Moreover, even if no judgments, fines, damages or liabilities are imposed on us, our reputation could suffer as a result of any such claim, which could have a material adverse effect on our business.

As of the date of this Annual Report, we had not obtained the relevant product liability insurance for our commercialized wound care product and are currently exploring the possibility of obtaining a product liability insurance for such product. Product liability insurance for the healthcare industry may become prohibitively expensive, to the extent it is available at all. We may not be able to maintain such insurance, should we decide to acquire it in the future, on acceptable terms or be able to secure increased coverage as commercialization of our products progresses, nor can we be sure that existing or future claims against us will be covered by such product liability insurance. In the event that we do not have adequate insurance or contractual indemnification, product liability claims relating to defective products could have a material adverse effect on our business.

In addition, we cannot predict the results of future legislative activity or future court decisions, any of which could increase regulatory requirements, subject us to government investigations or expose us to unexpected litigation. Any regulatory action or litigation, regardless of the merits, may result in substantial costs, divert management’s attention from other business concerns and place additional restrictions on our sales or the use of our products. In addition, negative publicity, including regarding a quality or safety issue, could damage our reputation, reduce market acceptance of our products, cause us to lose customers and decrease demand for our products. Any actual or perceived quality issues may also result in issuance of physician’s advisories against our products or cause us to conduct voluntary recalls. Any product defects or problems, regulatory action, litigation, negative publicity or recalls could disrupt our business and have a material adverse effect on our business, results of operations and financial condition.

Failure to maintain effective pricing strategies and any downward changes in the pricing of our products could have a significant adverse effect on our business and results of operations.

We typically price our products by considering various factors, including market demand for products, our costs and expenses, different product line positioning, prices of competing products or treatments, the overall competitive landscape, and the level of local economic development. However, our pricing strategies may not always be effective and competitive, which may impact our ability to capture market demand and generate revenue.

Furthermore, if our customers gain more bargaining power, they may demand a lower price from us, which would reduce our profitability. Also, if medical institutions seek to lower the prices of our products and reduce the profitability of our distributors, our distributors may have less incentive to purchase and promote our products, and we may need to lower the order price we set for our distributors. Additionally, with the introduction of our new or competing products, or with voluntary price cuts by our competitors, we may be forced to lower the prices for our products.

If the prices of our products decline due to the aforementioned factors, and if we are unable to mitigate the adverse effects of such price reduction without incurring substantial expenses to improve our products, our net profit margin may decrease accordingly. If our products experience downward pricing pressures, we cannot guarantee that we can sustain our gross profit margin levels. Any decrease in our product prices or decline in our gross profit margins in the future could materially and adversely affect our business, profitability, financial condition, and results of operations.

We rely on third parties to manufacture and supply our products, and we may encounter delays or incur additional costs when we add/replace manufacturers and suppliers for our products.

In 2023, we established our cosmeceuticals business. As of the date of this Annual Report, we have three commercialized cosmeceutical products, namely, MEND Skin Restoration Balm, ENDURE Muscle Energy Cream and Activ Labs Cool Relief Muscle Patch. For MEND Skin Restoration Balm, we commissioned a Singapore-based original equipment manufacturer, or OEM, of skincare products to create the formulation and manufacture the substantially finished products, which are packaged in our own facility. For ENDURE Muscle Energy Cream, we have contracted with a Singapore-based pharmaceutical company to create the formula and manufacture the finished products for us in its own manufacturing facility. For Activ Labs Cool Relief Muscle Patch, we have contracted with an OEM based in mainland China specializing in producing medical and non-medical external preparations to create the formula for and manufacture the products.

While our existing manufacturer partners have generally met our demand requirements on a timely basis, their ability and willingness to continue to do so going forward may be limited for several reasons, including if any of our manufacturers’ facilities suffer damage or a force majeure event, our relative importance as a customer to each manufacturer or their inability to manufacture our products. An interruption in our cosmeceuticals business could occur if we encounter delays or difficulties in securing these manufactured products if we cannot obtain an acceptable substitute.

The process of identifying alternative manufacturing facilities for any other reason could be time-consuming and expensive, may result in interruptions in our operations and product delivery, and could affect the performance specifications of our products. If we are required to change any of our contract manufacturers, we will be required to verify that the new manufacturer maintains facilities, procedures and operations that comply with our quality and applicable regulatory requirements, which could further impede our ability to manufacture our products in a timely manner. We cannot assure you that we will be able to identify and engage alternative contract manufacturers on similar terms or without delay. The occurrence of any of these events could harm our ability to meet the demand for our products in a timely and cost-effective manner, which could have a material adverse effect on our business, financial condition and results of operations.

Negative publicity involving us, the industry we operate in, our brands and products, our shareholders, directors, officers, or employees, as well as distributors, suppliers or other parties we collaborate with, could have an adverse effect on our business and reputation.

The cosmeceutical industry and cosmeceutical products, including skincare products, have from time to time been subject to negative media coverage or other negative publicity, which could affect our reputation and the confidence in our brands and products. Any negative publicity concerning the industry, whether or not directly related to us, could negatively impact our reputation and business. For example, the manufacturing, sales, distribution, or adoption of suboptimal quality products, unlicensed products, or products failing to meet relevant regulatory requirements may result in negative implications for the industry as a whole, which may have an adverse impact on our reputation and business. Additionally, our products may be perceived to cause severe adverse reactions if competing products or treatments containing the same or similar ingredients or materials used for our products cause or are perceived to have caused severe adverse reactions.

Furthermore, negative media coverage and publicity about us, our shareholders, directors, officers, and employees, as well as distributors, suppliers or other parties we collaborate with, may threaten our reputation and disrupt our business operations. We may be required to devote significant time and resources and incur substantial costs to defend against such negative publicity, which may materially and adversely affect our business and results of operations.

Any negative publicity or misconduct regarding the key opinion leaders, or KOLs, that promote our products could also adversely affect our business.

We collaborate with KOLs in relation to our marketing activities, but we cannot assure you that their endorsements will remain effective and compatible with the messages that our brands and products aim to convey. Any deterioration in the image or misconduct of the KOLs, including inappropriate speech, unethical behavior, non-compliance with relevant laws and regulations, or being banned from conducting marketing activities, could have a significant impact on our brands and subsequently the sales of our products. In the event that we need to replace the KOLs, we may not be able to find suitable candidates in a timely manner, which could disrupt our marketing plans or incur additional costs.

If any of these situations occur, our business, financial condition, and results of operations could be materially and adversely affected. Additionally, any legal actions, including litigation to enforce our rights to our brand names, may involve significant costs and divert our limited resources. Any negative publicity or unauthorized use of our brand names by third parties may adversely affect the value of our brand names, reputation, and business.

We are dependent on our key management and skilled personnel for our continued success and growth.

We attribute our success and growth to-date largely to the contributions and expertise of our directors and executive officers, all of whom have extensive experience in our business or relevant industries. Mr. Baptista, our founder and CTO, has been instrumental in our continued success, formulating business strategies and spearheading the growth of our business. He possesses extensive industry and scientific knowledge, is familiar with business operations and has established good relationships with customers, suppliers, technology partners and medical institutions, among others. He is supported by our executive officers, who play an important role in implementing our overall business strategy, managing our operations and executing our corporate development activities. Mr. David Quek Yong Qi, or Mr. Quek. our CEO and a director, has a crucial role in the management of our employees. Before joining us, he held various managerial positions in publicly listed companies. He has a deep understanding of our business operations and is responsible for fostering relationships with our business partners and making strategic business decisions for us.

However, there is no assurance that we will be able to continue to retain the services of our key personnel. The resignation or the loss of the services of Mr. Baptista, Mr. Quek or any of our directors, executive officers or other key personnel without suitable and timely replacement or the inability to attract and retain qualified management personnel, may materially and adversely affect our business, results of operations and prospects. Further, in the event that we need to increase employee compensation levels substantially to attract and/or retain any key management personnel, our costs may increase, and our results of operations may be materially and adversely affected.

Our continued success and growth are also dependent upon our ability to recruit and retain skilled and qualified personnel. Skilled personnel with the appropriate experience in our industries are limited and competition for the employment of such personnel is intense. Even though we intend to continue to devote significant resources to recruit, train and retain such personnel, there is no assurance that we will be able to attract the necessary skilled personnel to work for us or that we will be able to retain the skilled personnel or that suitable and timely replacements can be found for skilled personnel who leave us. Further, competition for skilled and qualified employees may result in us having to pay higher wages to attract and retain our employees, which may result in higher labor costs and materially and adversely affect our results of operations. If we are unable to continue to attract and retain skilled employees, this will adversely affect our business and prospects.

We are exposed to foreign exchange risks.

We have transactional currency exposure arising from purchases that are denominated in a currency other than our functional currencies. For the years ended December 31, 2023 and 2024, 100.0% of our revenue were denominated in S$. For the years ended December 31, 2023 and 2024, approximately 1.4%, and 0.0% of our purchases, respectively, were denominated in foreign currencies including USD, MYR and RMB. To the extent that our revenue, purchases and operating costs are not sufficiently matched in the same currency and to the extent that there are timing differences between receipt and payment, we will be exposed to any adverse fluctuation in exchange rates. As a result, our earnings may be adversely affected.

We are exposed to risks associated with joint ventures or strategic alliances.

We may seek opportunities for growth through acquisitions, joint ventures, investments and partnerships. We have entered into various joint venture agreements with local partners in countries like Saudi Arabia. There is no assurance that any of these efforts will be successful. The acquisitions and investments that we may make, or joint ventures and partnerships that we may enter into, may expose us to additional business or operating risks or uncertainties, including but not limited to the following:

●	our inability to effectively integrate and manage the acquired businesses;

●	our inability to exert control over the actions of our joint venture partners, including any non-performance, default or bankruptcy of the joint venture partners;

●	time and resources expended to coordinate internal systems, controls, procedures and policies;

●	disruption to ongoing business and diversion of our management’s time and attention from its day-to-day operations and other business concerns;

●	risk of entering markets that we may have no or limited prior experience or dealing with new counterparties;

●	potential loss of key employees and customers of our existing business and acquired businesses;

●	risk that an investment or acquisition may reduce our future earnings; and

●	exposure to unknown liabilities.

If there are disagreements between us and our joint venture partners regarding the business and operations of our joint ventures, there is no assurance that we will be able to resolve them in a manner that will be favorable to us. In addition, such joint venture partners may (i) have economic or business interests or goals that are inconsistent with ours; (ii) take actions contrary to our instructions, requests, policies or objectives; (iii) be unable or unwilling to fulfill their obligations; (iv) have financial difficulties; or (v) have disputes with us as to the scope of their responsibilities and obligations. Any of these and other factors may adversely affect the business and operations of our joint ventures, which may in turn adversely affect our business, results of operations, financial position and prospects.

If we are unable to successfully implement our growth strategy or are unable to address the risks associated with our acquisitions, joint ventures, investments and partnerships, or if we encounter unforeseen difficulties, complications or delays frequently encountered in connection with the integration of acquired businesses and the expansion of operations, or fail to achieve acquisition synergies, our business, results of operations, financial position and prospects may be materially and adversely affected.

Adverse conditions in the global financial markets and the general economy may adversely affect our business, results of operations, financial position and prospects.

While our current business primarily operates in Singapore, our business, prospects, financial position and results of operations may be adversely affected by political, economic, social and legal developments in Singapore and globally that are beyond our control. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, changes in interest rates, rates of economic growth, fiscal and monetary policies of the government, inflation, deflation, methods of taxation and tax policy, unemployment trends, and other matters that influence consumer confidence, spending and tourism.

Further, negative developments in geo-political events such as the US-China trade issues may bring uncertainty to the global economy. Any of such issues may lead to retaliatory and/or threat of retaliatory measures being imposed on the relevant countries. This may lead to volatility in the financial markets. The nature and extent of such changes are difficult to predict and may bring uncertainty to the global economy and/or political environment. There is no assurance that we will be able to grow our business, or that we will be able to react promptly to any change in economic conditions. If we fail to react promptly to the changing economic conditions, our performance and profitability could be adversely affected. Our business, financial position, results of operations and prospects may be materially and adversely affected if these conditions deteriorate in the future.

We cannot give assurance that our future plans will be successful.

Our future plans include market expansion through strategic partnerships, expansion of product portfolio through development and innovation and increasing brand awareness and strengthening brand loyalty, among others. The execution of our future plans may require substantial capital expenditure, financial and management resources and/or may expose our business to unforeseen liabilities and risks associated with entering into new markets or new businesses which we have no experience in. There is no assurance that such future plans will be commercially successful and if we fail to manage our expansion efficiently, achieve the desired rate of return on our investments or execute our plans or integrate them successfully with our business for any reason, our business, results of operations, financial position and prospects may be adversely affected.

We may need to incur additional costs in the event of disputes, claims, defects or delays.

We may encounter disputes with our customers, suppliers and other collaborators in relation to non-compliance with contract specifications and defects. There can be no assurance that any such disputes and claims will not result in protracted litigation, which will have a negative impact on our results of operations and financial position. In the event that our customers suffer loss and damage due to defects which may be attributable to us, they may claim against us, thereby adversely affecting our results of operations.

We face risks related to heightened inflation, recession, financial and credit market disruptions and other economic conditions.

Our financial results, operations and forecasts depend significantly on worldwide economic and geopolitical conditions, the demand for our products, and the financial condition of our customers and suppliers. Economic weakness and geopolitical uncertainty have in the past resulted, and may result in the future, in reduced demand for products resulting in decreased sales, margins and earnings. In 2022, Singapore experienced sustained heightened inflationary pressures which have continued into 2023 and 2024. According to the Monetary Authority of Singapore, the core inflation rate in Singapore averaged 44.2% in 2023, and 2.7% in 2024. Based on the recent publication from the Monetary Authority of Singapore on January 24, 2025, the core inflation rate in Singapore is projected to average 1.0% to 2.0% in 2025. We may not be able to fully mitigate the impact of inflation through price increases, productivity initiatives and cost savings, which could have an adverse effect on our results of operations. In addition, if the Singapore economy enters a recession, we may experience sales declines which could have an adverse effect on our business, operating results and financial condition.

Similarly, disruptions in financial and/or credit markets may impact our ability to manage normal commercial relationships with our customers, suppliers and creditors. Further, in the event of a recession or threat of a recession, our customers and suppliers may suffer their own financial and economic challenges and as a result they may demand pricing accommodations, delay payment, or become insolvent, which could harm our ability to meet our customer demands or collect revenue or otherwise could harm our business. An economic or credit crisis could occur and impair credit availability and our ability to raise capital when needed. A disruption in the financial markets could impair our banking or other business partners, on whom we rely for access to capital. In addition, changes in tax or interest rates in Singapore or other nations, whether due to recession, economic disruptions or other reasons, could have an adverse effect on our operating results. Economic weakness and geopolitical uncertainty may also lead us to impair assets, take restructuring actions or adjust our operating strategy and reduce expenses in response to decreased sales or margins. We may not be able to adequately adjust our cost structure in a timely fashion, which could have an adverse effect on our operating results and financial condition. Uncertainty about economic conditions may increase foreign currency volatility in markets in which we transact business, which could have an adverse effect on our operating results.

We are subject to credit risk arising from some of our customers, and our failure to collect on accounts receivable from our customers may have a material adverse effect on our business operations and financial condition.

We typically grant credit periods to our customers. As of December 31, 2023 and 2024, our net accounts receivables were SS$50,819, and S$26,389 (US$19,399), respectively. As a result, we may be exposed to credit risk. As of December 31, 2023 and 2024, we made S$49,147 and S$49,147 (US$36,130) of allowance for current expected credit loss for our gross accounts receivable, respectively. For further information, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Accounts receivable, net” in the report. Although we have adopted a series of strict management measures, we may not be able to collect all accounts receivable due to a variety of factors that are outside of our control. If the relationship between us and any of our customers or distributors is terminated or deteriorates, or if our customers and distributors experience financial difficulties, our corresponding accounts receivable might be adversely affected in terms of recoverability, and our business, financial condition and results of operations may be materially and adversely affected.

We require adequate working capital for our operations.

We require adequate funding either from internal resources, credit from our suppliers or bank borrowings to fund the working capital of our business. The availability of credit and the credit terms extended to us by our suppliers could depend on factors such as the length of our business relationship with them, their evaluation of our creditworthiness, the size of the orders placed with them and our payment track record. Our ability to obtain adequate financing on terms which are acceptable to us depends on a number of factors such as our financial strength, our creditworthiness and our prospects, and other factors that are beyond our control, including general economic, liquidity and political conditions, the terms on which financial institutions are willing to extend credit to us, and the availability of other sources of debt financing or equity financing. If we are unable to secure adequate financing, our business, results of operations, financial position and prospects may be adversely affected.

We are dependent on a few of our major customers.

We are dependent on our major customers which primarily consist of public and private hospitals in Singapore. For the years ended December 31, 2023 and 2024, sales to our five largest customers collectively accounted for approximately 81.2% and 71.2%, respectively, of our total revenue, and sales to our largest customer accounted for approximately 22.0%, and 23.8%, respectively, of our total revenue. There is no assurance that we will be able to retain our major customers or continue to receive orders from them at current levels or prices. Any material cancellations, reduction in orders or prices and/or claims for whatever reasons by any of our major customers, may result in a material adverse impact on our business and results of operations.

In addition, our bargaining position with our customers, such as those who transact with government bodies or agencies, may be such that they may be able to modify the terms of our agreements from time to time to our detriment notwithstanding the requirement for any such modification to be agreed in writing by both parties. If any of these events were to occur, our business, results of operations and financial position may be adversely affected.

We are dependent on a few of our major suppliers.

We are dependent on our major suppliers which primarily consist of those suppliers who provide raw materials used for the production of our MEDIFLY products or, starting from April 2023, who produce substantially finished and finished cosmeceutical products for us. For the years ended December 31, 2023 and 2024, our purchases from our five largest suppliers collectively accounted for 88.7%, and 85.4%, respectively, of our cost of sales, and purchases from our largest supplier accounted for approximately 34.6%, and 67.4%, respectively, of our total cost of sales.

We cannot assure you that our major suppliers will continue to supply their products in the quantities and timeframes required by us to meet the needs of our customers. If our major suppliers do not supply products to us in a timely manner or in sufficient quantities, our business, financial condition and operating results may be materially and adversely affected. Furthermore, in the event of any delay in delivery of the products to us, our cashflow or working capital may be materially and adversely affected as a result of the corresponding delay in delivery of our products to our customers, and hence the delay in our receipt of payment from our customers.

The reduction or discontinuation of government grants currently available to us may have a material adverse effect on our business operations and financial condition.

We have received government grants in the amount of S$36,086, and S$41,351 (US$30,398) for the years ended December 31, 2023 and 2024, respectively, pursuant to the Jobs Support Scheme and Jobs Growth Incentive from the Inland Revenue Authority of Singapore, which is designed to support and encourage local hiring in Singapore. The amounts of and conditions attached to such government grants were determined at the sole discretion of the relevant authorities.

We cannot assure you that we will continue to receive such government grants or that the amount of any such government grants will not be reduced in the future. Even if we continue to be eligible to receive such government grants, we cannot guarantee that any conditions attached to the grants will be as favorable to us as they have historically been. Reduction or discontinuation of these government grants could adversely affect our results of operations.

Our historical growth and performance may not be indicative of our future growth and performance.

Although we have experienced growth in the past, we may fail to continue our growth or maintain our historical growth rates. You should not consider our historical growth and profitability as indicative of our future financial performance. You should consider our future operations in light of the challenges and uncertainties that we may encounter, which include our ability to, among other things:

●	successfully increase our market share, brand recognition and reputation;

●	develop our infrastructure to enhance service efficiency and customer experience;

●	retain existing customers and attract new customers;

●	continue to develop our technology and enhance our data insights;

●	adapt our operations to new policies, regulations and measures that may come into effect from time to time;

●	deliver compelling value propositions to our customers; and

●	expand into new jurisdictions and/or product lines.

We cannot assure you that we will be able to sustain our past financial performances in future periods, and we may not be able to sustain profitability on a quarterly, interim or annual basis in the future. Our interim results, growth rates and profitability may not be indicative of our annual results or our future results. In addition, our historical interim and annual results, growth rates and profitability may not be indicative of our future performance for the corresponding periods. Our Class A Ordinary Shares could be subject to significant price volatility should our earnings fail to meet the expectations of investors. Any of these events could cause the price of our Shares to materially decrease.

Moreover, when we become a publicly-listed company, we will be required to ensure continuing compliance with the applicable laws and regulations. Some of these efforts to ensure compliance will require our substantial resources and compliance costs, including our rectification measures to make required contributions to the social insurance and the housing provident fund for certain of our employees. These compliance costs will likely impact our results of operations and financial condition.

As a part of our business strategy, we plan to expand our business operations into new geographic markets including mainland China and Hong Kong, which could subject us to rules, regulations and influence of regulators in those jurisdictions.

As a part of our business strategy, we plan to expand our business operations into new geographic markets including mainland China and Hong Kong. We have been selling our MEDIFLY products in Hong Kong since March 2023 and we are currently working with a local partner to make our MEDIFLY products commercially available in mainland China. Going forward, we intend to introduce additional products into both markets. In addition, we have established subsidiaries in both Hong Kong and mainland China in preparation for our future business operations in these two regions.

The PRC legal system is evolving rapidly, and the PRC laws, regulations, and rules may change quickly with little advance notice. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, the interpretation of these laws, rules and regulations may contain inconsistences, the enforcement of which involves uncertainties. The PRC government has exercised and continues to exercise substantial control over many sectors of the PRC economy through regulation and/or state ownership. Government actions have had, and may continue to have, a significant effect on economic conditions in the PRC and businesses which are subject to such government actions.

We currently do not generate revenue from mainland China. However, if we were to become subject to the direct intervention or influence of the PRC government at any time due to changes in laws or other unforeseeable reasons or as a result of our future development, expansion or acquisition of operations in the PRC, it may require a material change in our operations and/or result in increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In addition, the market prices of our Class A Ordinary Shares could be adversely affected as a result of anticipated negative impacts of any such government actions, as well as negative investor sentiment towards companies subject to PRC government oversight and regulation, regardless of our actual operating performance. There can be no assurance that the PRC government would not intervene in or influence our operations at any time.

We were not required to obtain permission from the PRC government to list on a U.S. securities exchange, however there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in issuers with PRC and/or Hong Kong operations could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities, including our Class A Ordinary Shares, to decline.

In addition, to operate our business in Hong Kong and mainland China, from time to time, we may be required to obtain additional permits or approvals from the relevant authorities. The process of obtaining these permits or approvals can be time-consuming, complex, and subject to uncertainties. Delays or failures in obtaining the necessary permissions or approvals could hinder our ability to operate, expand our business, or introduce new products. This could have a negative impact on our financial performance and prospects.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, the PRC government accepted conditions such as Hong Kong’s Basic Law. The Basic Law ensured Hong Kong will retain its own currency, i.e. Hong Kong Dollar, legal system, parliamentary system and people’s rights and freedom for 50 years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues to use the English common law system.

However, if the PRC government attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

We are a “controlled company” within the meaning of the rules of Nasdaq and, as a result, rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the rules of Nasdaq because Cuprina Holding Pte. Ltd., holds more than 50% of the aggregate voting power of our total issued and outstanding share capital. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including exemptions from the rule that a nomination and corporate governance committee composed entirely of independent directors and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Risks Relating to Doing Business in Singapore

It may be difficult for you to enforce any judgment obtained in the United States against us, our directors, executive officers or our affiliates.

We are a company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and, except for certain of our investments, substantially all of our assets are located outside the United States. In addition, all of our directors and executive officers reside outside the United States. As a result, it may be difficult to enforce in the United States any judgment obtained in the United States against us or any of these persons, including judgments based upon the civil liability provisions of the U.S. securities laws. In addition, in original actions brought in courts in jurisdictions located outside the United States, it may be difficult for investors to enforce liabilities based upon U.S. securities laws.

Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Singapore or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and Singapore, see “Enforceability of Civil Liabilities.”

In addition, holders of book-entry interests in the shares (for example, where such shareholders hold shares indirectly through the DTC) will be required to be registered shareholders as reflected in our register of members in order to have standing to bring a shareholder action and, if successful, to enforce a foreign judgment against us, our directors or our executive officers in the Singapore courts. Any such enforcement action would be subject to applicable Singapore laws. The administrative process of becoming a registered shareholder could result in delays that could be prejudicial to any legal proceeding or enforcement action. In making a determination as to enforceability of a judgment of a state court or a federal court of the United States, the Singapore courts would have regard to, among others, whether the judgment was final and conclusive, given by a court of law of competent jurisdiction, expressed to be for a fixed sum of money, whether it was procured by fraud, or in breach of principles of natural justice, or whether the enforcement thereof would be contrary to public policy.

Accordingly, there can be no assurance that the Singapore courts would enforce against us, our directors or our executive officers, judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States.

The ability of our subsidiary in Singapore to distribute dividends to us may be subject to restrictions under applicable laws.

We are a holding company, and our primary subsidiary is located in Singapore. Part of our primary internal sources of funds to meet our cash needs is our share of the dividends, if any, paid by our subsidiary. The distribution of dividends to us from our subsidiary is subject to restrictions imposed by the applicable laws and regulations in these markets. In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiary in Singapore to distribute dividends to us, the relevant regulations may be changed and the ability of our subsidiary to distribute dividends to us may be restricted in the future.

It is not certain if we will be classified as a Singapore tax resident.

Under the Income Tax Act 1947 of Singapore, or the Income Tax Act, a company established outside Singapore but whose governing body, being the board of directors, usually exercises de facto control and management of its business in Singapore could be considered a tax resident in Singapore. However, such control and management of the business should not be deemed to be in Singapore if physical board meetings are conducted outside of Singapore. Where board resolutions are passed in the form of written consent signed by the directors each acting in their own jurisdictions, or where the board meetings are held by teleconference or videoconference, it is possible that the place of de facto control and management will be considered to be where the majority of the board are located when they sign such consent or attend such conferences.

We believe that the Company, which is a Cayman Islands exempted company, is not a Singapore tax resident for Singapore income tax purposes. However, the tax residence status of the Company is subject to determination by the Inland Revenue Authority of Singapore, or IRAS, and uncertainties remain with respect to the interpretation of the term “control and management” for the purposes of the Income Tax Act. If IRAS determines that the Company. is a Singapore tax resident for Singapore income tax purposes, the portion of the Company’s single company income on an unconsolidated basis that is received or deemed by the Income Tax Act to be received in Singapore, where applicable, may be subject to Singapore income tax at the prevailing tax rate of 17% before applicable income tax exemptions or relief. If the Company is regarded as a Singapore tax resident, any dividends received or deemed received by the Company in Singapore from our subsidiary located in a foreign jurisdiction with a rate of income tax or tax of a similar nature of no more than 15% may generally be subject to additional Singapore income tax where there is no other applicable tax treaty between such foreign jurisdiction and Singapore. Income is considered to have been received in Singapore when it is: (i) remitted to, transmitted or brought into Singapore; (ii) applied in or towards satisfaction of any debt incurred in respect of a trade or business carried on in Singapore; or (iii) applied to purchase any movable property that is brought into Singapore. In addition, as Singapore does not impose withholding tax on dividends declared by Singapore resident companies, if the Company is considered a Singapore tax resident, dividends paid to the holders of our Class A Ordinary Shares will not be subject to withholding tax in Singapore. Regardless of whether or not the Company is regarded as a Singapore tax resident, holders of our Class A Ordinary Shares who are not Singapore tax residents would generally not be subject to Singapore income tax on gains derived from the disposal of our Class A Ordinary Shares if such shareholders do not maintain a permanent establishment in Singapore, to which the disposition gains may be effectively connected, and the entire process (including the negotiation, deliberation, execution of the acquisition and sale, etc.) leading up to the actual acquisition and sale of our Class A Ordinary Shares is performed outside of Singapore. For Singapore resident shareholders, if the gain from disposal of our Class A Ordinary Shares is considered by IRAS as income in nature, such gain will generally be subject to Singapore income tax, and not taxable in Singapore if the gain is considered by IRAS as capital gains in nature. See “Taxation—Singapore Tax.”

Any adverse material changes to the Singapore market (whether localized or resulting from economic or other conditions) such as the occurrence of an economic recession, pandemic or widespread outbreak of an infectious disease (such as COVID-19), could have a material adverse effect on our business, results of operations and financial condition.

Any adverse circumstances affecting the Singapore market, such as an economic recession, epidemic outbreak or natural disaster or other adverse incidents may adversely affect our business, financial condition, results of operations and prospects. Any downturn in the industry which we operate in resulting in the postponement, delay or cancellation of contracts and delay in recovery of receivables is likely to have an adverse impact on our business and profitability.

Uncertain global economic conditions have had and may continue to have an adverse impact on our business in the form of lower revenues due to weakened demand or lower profit margins.

During economic downturns or recessions, there can be a heightened competition for our services and increased pressure to reduce our advisory fees as our clients may reduce their demand for our services. If we lose significant fee volume or reduce the level of our advisory fees significantly, then there could be a negative impact on our combined financial condition or results of operations, profitability and cash flows.

Reduced availability of credit may also adversely affect the ability of some of our clients to obtain funds for operations and capital expenditures. This could additionally result in reduced or delayed collections of outstanding accounts receivable.

An epidemic or outbreak of communicable diseases may also adversely affect our business, financial condition, results of operations and prospects. The outbreak of COVID-19 has previously resulted in a global health crisis, causing disruptions to social and economic activities, business operations and supply chains worldwide, including in Singapore. Measures taken by the Singapore government to tackle the spread of COVID-19 have included, among others, border closures, quarantine measures and lockdown measures. As of September 30, 2024, Singapore has removed all remaining COVID-19 border.

Further, the continuity of our operations will partially depend on the availability of our people and office facilities and the proper functioning of our computer, software, telecommunications, transaction processing, and other related systems. A disaster or a disruption in the infrastructure that supports our businesses, a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or a disruption that directly affects our business exposure and operations in Singapore, could have a material adverse impact on our ability to continue to operate our business without interruption.

Our revenue and profitability may be materially affected if any health epidemic or virus outbreak occurs and affected the overall economic and market conditions in Singapore for a prolonged period of time. Such an economic slowdown and/or negative business sentiment could potentially have an adverse impact on our business and operations. We are uncertain as to when a health epidemic or virus outbreak will be contained, and we also cannot predict if the impact of an outbreak will be short-lived or long-lasting or when the Singapore market will be able to fully recover to pre- health epidemic or virus outbreak levels. If these disruptions are for a prolonged period of time, or if there are further outbreaks of infectious diseases, these may have a material adverse effect on our Group’s business, financial condition, results of operations, and prospects.

Risks Relating to Our Class A Ordinary Shares

We may not maintain the listing of our Class A Ordinary Shares on the Nasdaq which could limit investors’ ability to make transactions in Class A Ordinary Shares and subject us to additional trading restrictions.

In order to continue listing our shares on the Nasdaq, we must maintain certain financial and share price levels and we may be unable to meet these requirements in the future. We cannot assure you that our shares will continue to be listed on the Nasdaq in the future.

If the Nasdaq delists our Class A Ordinary Shares and we are unable to list our shares on another national securities exchange, we expect our shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;
●	reduced liquidity for our Class A Ordinary Shares;
●	a determination that our Class A Ordinary Shares are “penny stock”, which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;
●	a limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Class A Ordinary Shares are listed on the Nasdaq, U.S. federal law prevents or pre-empts the states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on the Nasdaq, we would be subject to regulations in each state in which we offer our shares.

Our corporate actions are significantly influenced by our directors, officers and principal shareholders, who have the ability to exert significant influence over important corporate matters that require approval of shareholders while their interests may differ from those of the other shareholders.

Pursuant to our memorandum and articles of association, our authorized share capital is divided into Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to 10 votes at general meetings of our shareholders. We have issued Class A Ordinary Shares in our IPO. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Due to the disparate voting powers attached to these two classes of ordinary shares, our directors, officers and principal shareholders hold directly and/or beneficially in aggregate 100.0% of our issued Class B Ordinary Shares, representing 65.7% of our total issued and outstanding share capital immediately after our IPO and they are able to exercise 95.0% of the total voting power of our issued and outstanding share capital immediately following our IPO, assuming that the underwriters do not exercise their over-allotment option to purchase additional Class A Ordinary Shares. You will experience further dilution to the extent that any additional Class B Ordinary Shares are issued in the future. As a result, our directors, officers and principal shareholders will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A Ordinary Shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of ordinary shares of public companies on certain indices, including the S&P 500, that would exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of the total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of our Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from stock indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares.

The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Class A Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Singapore that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

●	fluctuations in our revenues, earnings and cash flow;
●	changes in financial estimates by securities analysts;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline.

The trading market for our shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts downgrade our shares, the market price for our shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our shares to decline.

The sale or availability for sale of substantial amounts of our Class A Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class A Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. The 3,000,000 Class A Ordinary Shares sold in our IPO closed in April 2025 and 450,000 over-allotment Class A Ordinary Shares sold in May 2025 are freely tradable without restriction or further registration under the Securities Act. There are 7,365,000 Class A Ordinary Shares outstanding immediately as at the date of this Annual Report.

We, our directors, executive officers and holders of 5% or more of our ordinary shares or securities convertible into or exercisable for ordinary shares have agreed, subject to limited exceptions, not to sell any shares until six (6) months after the date of our IPO without the prior written consent of the underwriter. However, the underwriter may release these securities from these restrictions at any time. We cannot predict what effect, if any, market sales of securities held by our controlling shareholder or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A Ordinary Shares.

Short selling may drive down the market price of our Class A Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we would have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our shares as a source for any future dividend income. Our directors have complete discretion as to whether to distribute dividends, subject to certain requirements of the relevant laws. Even if our directors decide to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors as determined by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value or even maintain the price at which you purchased our Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment.

Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Ordinary Shares

Our Class A Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance.

Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our Class A Ordinary Shares, which may cause the price of our Class A Ordinary Shares to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Class A Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Class A Ordinary Shares. In addition, investors of our Class A Ordinary Shares may experience losses, which may be material, if the price of our Class A Ordinary Shares declines or if such investors purchase shares of our Class A Ordinary Shares prior to any price decline.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

We are a non-U.S. corporation and, as such, we will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

(a) at least 75% of our gross income for the year is passive income; or

(b) the average percentage of our assets (determined at the end of each quarter) during the taxable year that produced passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

It is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all.

Growing and operating our business will require significant cash investments, capital expenditures and commitments to respond to business challenges, including developing or enhancing new or existing services and technologies and expanding our infrastructure. If cash on hand, cash generated from operations are not sufficient to meet our cash and liquidity needs, we may need to seek additional capital, potentially through debt or equity financings. We may not be able to raise required cash on terms acceptable to us, or at all. Such financings may be on terms that are dilutive or potentially dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the initial public offering price or the then-current market price per share of our Class A Ordinary Shares. The holders of new securities may also have rights, preferences, or privileges that are senior to those of existing stockholders. If new financing sources are required, but are insufficient or unavailable, we may need to modify our growth and operating plans and business strategies based on available funding, if any, which would harm our ability to grow our business.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company”, as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have already adopted certain new and revised accounting standards based on transition guidance permitted under such standards. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

(a) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

(b) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

(c) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

(d) the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four (4) months after the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of the Nasdaq. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of the Nasdaq.

We rely on home country practice to be exempted from certain of the corporate governance requirements of the Nasdaq as long as we qualify as a foreign private issuer including to: (i) have a majority of directors being independent; (ii) provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the Nasdaq; (iii) have regularly scheduled executive sessions with independent directors; and (iv) obtain shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of officers, directors, employees or consultants; (c) a change of control; and (d) transactions other than public offerings.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

We are a foreign private issuer under the Exchange Act, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our Class A Ordinary Shares on the Nasdaq.

We will incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company under the JOBS Act. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors are not required under our memorandum and articles of association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as U.S. states. Currently, we plan to rely on home country practices with respect to any corporate governance matter. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as shareholders of a company incorporated in a U.S. state. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in a U.S. state and their shareholders, see “Description of Share Capital— Differences in Corporate Law”.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud and our business may be harmed and our stock price may be adversely impacted.

Prior to our IPO, we have been a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2023 and 2024, we and our independent registered public accounting firm identified four material weaknesses in our internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The four material weaknesses identified relate to the following:

i.	entity-level controls: we, and those charged with our governance, do not have appropriate entity-level controls in place to address the five pillars of internal control as defined by the Committee of Sponsoring Organizations (2013);

ii.	lack of accounting resources: we lack of accounting resources. With the limited resources in our finance and accounting department, we are not able to close our accounting records, provide audit support, and prepare financial statements for financial reporting in a timely manner. In addition, we need sufficient accounting personnel who have appropriate experience in financial reporting under US GAAP to perform all accounting functions;

iii.	segregation of duties: there is an inadequate segregation of duties in several internal controls; and

iv.	documentation of contracts with customers and related parties: we do not have written sales agreements with our customers. Instead, the orders are discussed through messaging applications such as WhatsApp. We also do not have written contracts executed with related parties for working capital loan from respective beneficial owners.

We have begun and will continue to implement measures to address the material weaknesses identified above. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting.” However, the implementation of those measures may not fully remediate these material weaknesses in a timely manner. In the future, we may determine that we have additional material weakness or other deficiencies, or our independent registered public accounting firm may disagree with our management’s assessment of the effectiveness of our internal controls. Our failure to correct these material weaknesses or our failure to discover and address any other material weakness could result in inaccuracies in our financial statements and impair our ability to comply with the applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

After the initial public offering, we are public company in the United States subject to the Sarbanes-Oxley Act of 2002. Our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods. Section 404 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report on Form 20-F.

In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, all of our current directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands, see “Enforcement of Civil Liabilities”. As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company.

Prior to the incorporation of the Company, the principal operations are carried out through Cuprina Pte. Ltd. in Singapore, which was founded by Mr. Baptista Carl Marc. We have conducted a reorganization, primarily to facilitate our initial public offering in the United States, which was completed in January 2024.

The ownership of our subsidiaries are as follows:

Name	Background	Ownership
Cuprina Holdings (BVI) Limited	Incorporated on October 3, 2023 under the laws of the BVI as a holding company.	100% owned by Cuprina Cayman
Cuprina Pte. Ltd.	Incorporated on August 28, 2019 as a private company limited by shares under the laws of Singapore and owned by Cuprina Holding Pte. Ltd prior to the reorganization.	100% owned by Cuprina Holdings (BVI) Limited
Cuprina United States Inc.	Incorporated on April 6, 2022 as a private company limited by shares under the laws of the U.S.	100% owned by Cuprina Pte. Ltd.
Cuprina Malaysia Sdn. Bhd.	Incorporated on March 29, 2022 as a private company limited by shares under the laws of the Malaysia.	100% owned by Cuprina Pte. Ltd.
Cuprina (Beijing) Biotechnology Co. Ltd.	Incorporated on July 26, 2022 as a private company limited by shares under the laws of the PRC.	100% owned by Cuprina Pte. Ltd.
Cuprina Hong Kong Limited	Incorporated on May 17, 2022 as a private company limited by shares under the laws of Hong Kong.	100% owned by Cuprina Pte. Ltd.

Cuprina Cayman was incorporated as an exempted company in the Cayman Islands on September 22, 2023.

Completion of the Initial Public Offering

On April 11, 2025, we closed our IPO of 3,000,000 Class A Ordinary Shares at a public offering price of US$4.00 per share. The total net proceeds to the Company from the IPO, after deducting discounts, expenses allowance and expenses, were approximately US$9,184,726. On May 8, 2025, we closed the Over-Allotment Option of our IPO of 450,000 Class A Ordinary Shares at a price of US$4.00 per share, pursuant to the full exercise of the Over-Allotment Option, resulting in additional gross proceeds of approximately US$1,800,000. As a result, we raised aggregate net proceeds of US$10,849,726 in the IPO, including the exercise of the Over-Allotment Option, after deducting discounts, expenses allowance and expenses. The Class A Ordinary Shares were previously approved for listing on Nasdaq Capital Markets and commenced trading under the ticker symbol “CUPR” on April 10, 2025.

Our Corporate Structure

We are a Cayman Islands business company incorporated on September 22, 2023, as a holding company of our business, which is primarily operated through our indirect wholly-owned Singapore subsidiary, Cuprina Pte. Ltd..

The following chart illustrates our corporate structure as of the date of this annual report:

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Corporate Information

Our principal office is located at Blk 1090 Lower Delta Road #06-08 Singapore 169201and our telephone number is +65 8512 7275. Our registered office in the Cayman Islands is located at the office of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168. We maintain a website at https://www.cuprina.com. We do not incorporate the information on our website into this Report and the information contained therein or connected thereto shall not be deemed to be part of this Report.

B. Business overview

Overview

We are a Singapore-based biomedical and biotechnology company that is dedicated to the development and commercialization of innovative products for the management of chronic wounds, as well as operating in the health and beauty sector. Our expertise in biomedical research allows us to identify and utilize materials derived from natural sources to develop wound care products in the form of medical devices which meet international standards. We believe we will be able to build upon and leverage such expertise to develop innovative cosmeceutical products in the future.

As of December 31, 2024, we manufactured and distributed a line of medical grade sterile blowfly larvae bio-dressing products marketed under the MEDIFLY brand name, or the MEDIFLY products. The MEDIFLY products are used as a biological debridement tool for chronic wounds, in a procedure known as Maggot Debridement Therapy, or MDT, which is an effective alternative to surgical debridement. In addition to our currently commercialized MEDIFLY products, we have two lines of chronic wound care products in our pipeline. Such lines of pipeline chronic wound care products include:

●	Collagen dressings, including sponges, particles and hydrogels utilizing bullfrog collagen derived from the valorization of abattoir waste streams of American bullfrogs (Lithobates catesbeianus); and

●	Products utilizing medical leeches for wound treatment.

We currently expect development of such products to take place over the course of 2024 and 2025 and to become commercially available subject to regulatory approval.

We believe what sets us apart is our focus on developing functionally specific chronic wound care products designed to address the major stages of wound healing process, from chronic to closure.

Our chronic wound care products, including both our existing commercialized products and forthcoming products in our pipeline, are poised to benefit from escalating global market demand. This demand is primarily fueled by the demographic shift towards an aging population and the concurrent rise in comorbidities such as diabetes, obesity, cardiovascular ailments, and peripheral vascular diseases.

We either self-develop our chronic wound care products or co-develop them through technology licensing agreements or research collaboration with a renowned research university. In June 2022, we were granted an exclusive license from NTU to develop and commercialize a range of chronic wound care products using collagen derived from bullfrog skin. In addition, in August 2022, we entered into an industry research collaboration agreement with NTU, pursuant to which both parties agreed to jointly undertake a research project regarding the development and validation of bullfrog skin waste to generate collagen-based wound care products.

We have been selling our MEDIFLY products primarily in Singapore since February 2020. In March 2023, our MEDIFLY products became commercially available in Hong Kong. Looking ahead, we have strategic plans in place for 2025 and 2026 to expand our sales and establish physical operations in several key regions, including the Middle East (in particular, the member states of the Gulf Cooperation Council, or GCC), and mainland China. These expansion initiatives will further enable us to cater to the growing demand for our products in these promising markets, cementing our position as a trusted player in the field of chronic wound care and treatment.

For our cosmeceuticals business, we introduced three products in 2023, including a hydrating balm product, a muscle energy cream and a pain relief muscle patch. For our currently commercialized cosmeceutical products, we have commissioned original equipment manufacturers of skincare products to develop the formulation and manufacture the substantially finished and finished products. In addition, we plan to explore the possibility of developing a range of potential cosmeceutical product candidates incorporating bullfrog collagen using the novel collagen production technology that we are currently developing with a view to making them commercially available between 2025 and 2028, subject to the progress of the relevant R&D work.

We offer our chronic wound care products to both public and private hospitals and clinics, where patients can obtain them through prescription from a physician. Our customers primarily include major public and private hospitals and clinics in Singapore. Our commercialized cosmeceutical products can be purchased directly by individual customers through a variety of channels, including retailers and gyms in Singapore and other countries such as Malaysia and Australia, as well as online shopping platforms such as Shopee.

Our commitment to quality is demonstrated by our attainment of ISO 13485:2016 standards for Quality Management Systems and Manufacturing Processes and Controls for our manufacturing facility located in Singapore in 2020. We are working towards obtaining compliance with 21 CFR Part 820, an integral component of the Current Good Manufacturing Practice, or CGMP, regulations, to secure FDA 510(k) clearance for our chronic wound care products, including both our existing commercialized products and forthcoming products in our pipeline.

As of December 31, 2024, we had 14 full-time employees. For the years ended December 31, 2022, 2023, and 2024, our revenue amounted to S$56,599, S$100,773 and S$48,321 (US$35,522), respectively, while we recorded net loss of S$1,094,516, S$1,119,555 and S$1,560,535 (US$1,147,199), respectively , for the same periods.

Our Competitive Strengths

We believe that the following competitive strengths have contributed to our past success and will continue to distinguish us from our competitors:

Innovative product portfolio that differentiates us from our competitors

We believe our portfolio of current and pipeline products sets us apart from competitors in the medical industry. Specifically, our bioactives possess distinctive properties that enable us to generate medical derivative products with improved performance compared to conventional treatments in the market and sets us apart from competitors in the relevant industry, as supported by statistically significant clinical and health economic outcomes data. For example, our current maggot-based chronic wound care products are able to disinfect wounds and accelerate the healing process for chronic wounds for patients who are not responsive to conventional treatments. In addition, hirudotherapy, the mechanism underpinning our pipeline product utilizing medical grade leeches, has been traditionally used for bloodletting and treating inflammation, thrombosis, phlebitis, varicosity, and pain in traditional medicine in certain parts of the world and has been investigated for effectiveness in treating non-healing chronic wounds, including ulcerated wounds and diabetic foot ulcers, or DFUs in a number of clinical studies.

We believe the efficacy of our MEDIFLY products will result in expanded adoption of our products at a lower overall cost to payors. In addition, our portfolio of current and pipeline products will allow doctors and clinicians to provide personalized therapeutic solutions to meet the needs of individual wound care patients covering major stages of the wound healing process, from chronic to closure.

Well-positioned in large and growing chronic wound care markets

We believe the chronic wound care market is poised to experience continuous accelerated growth due to a number of global trends such as an aging population, rising healthcare costs, increasing awareness of difficult-to-treat infections like Methicillin-resistant Staphylococcus Aureus, or MRSA, and a growing prevalence of diabetes and obesity. Given the expanding chronic wound care market, our products are strategically positioned for widespread adoption as they are designed with a specific focus on cost-effectiveness and cater to the needs of patients suffering from chronic wounds.

Our focus is to provide products that are not only more effective than competing options but also offer a stronger value proposition, which includes lower total costs and reduced healing time, ultimately leading to lower costs for the healthcare system. We believe that this approach is particularly effective in the geographic markets where we intend to enter in the near future, such as mainland China, which is a developing economy with a large and rapidly aging population and has strong demands for affordable and effective wound care solutions.

Access to innovative technology in developing pipeline products

We have been forging relationships with a renowned research university, which we believe have helped us gain access to innovative technology in developing pipeline products. In particular, we have been granted the exclusive license from NTU to develop and commercialize a range of chronic wound care products using collagen derived from bullfrog skin and possess many beneficial properties when compared to other conventional sources of collagen including superior biocompatibility, solubility and thermal stability, and reduced disease and allergy risks, among others. In addition, we have been developing related chronic wound care products utilizing bullfrog collagen, including sponge dressings and hydrogels through our research collaboration with NTU. Furthermore, researchers at NTU are constantly upgrading current formulations and introducing new formulations of the bullfrog collagen based on evolving trends in the medical device industry.

We believe such a collaborative approach to product development allows us to develop multiple pipeline products in parallel without significant upfront investment in workforce and equipment and let us leverage our manufacturing capabilities and knowledge navigating the complex regulatory approval process to attract dedicated research institutions producing innovative technologies that we can commercialize.

Commitment to sustainability

We view sustainability as a key priority, which guides our decisions when sourcing raw materials to manufacture our products. We aim to grow our materials in-house whenever possible to minimize our environmental impact. As an example, our commercialized chronic wound care product utilizes maggots bred in house to debride chronic wounds, which is a sustainable approach with a small ecological footprint. We plan to follow this with our pipeline chronic wound care product that utilizes medical grade leeches, which will also be bred in-house.

In addition, the other products in our pipeline, including bullfrog collagen-related chronic wound care and cosmeceutical products represent examples of valorization processes for slaughterhouse waste for discarded bullfrog skins.

We believe our commitment to sustainability provides us with significant competitive advantages, including the ability to cater to a wider consumer base by meeting the increasing demand for environmentally responsible products, as well as cost savings through efficient manufacturing processes, as we source raw materials from the wild and previously untapped waste streams, such as Lucilia cuprina flies and discarded bullfrog skins, which not only reduces waste but also minimizes production costs.

Loyal and growing customer base

We have established strong relationships with our customer base, which primarily consists of hospitals, clinics and other licensed facilities providing medical care, resulting in a loyal following. In particular, 88.9% of customers of our chronic wound care business in 2023 continued to purchase our products in 2024. We believe such customer loyalty stems from our commitment to excellent customer service, reliable product quality, consistent delivery and ongoing support. This loyalty generates repeat business, maintains a steady revenue stream, and benefits from positive word-of-mouth referrals.

Strong leadership with in-depth knowledge and expertise

Our leadership possesses strong management skills, operational experience and industry knowledge and expertise necessary to develop and execute our strategy to capture market opportunities. In particular, Mr. Baptista, our founder and CTO, possesses in-depth knowledge and expertise in the fields of entomology, biotechnology and biochemistry of chronic wounds management. He has co-written papers in biochemistry, applied entomology and clinical medicine. He is also a named inventor in several patents in entomological product development. He has built an extensive business network and connections in the industry and throughout the scientific community, which we believe have helped us establish a strong working relationship with key customers, suppliers and research institutions. He oversees ideation, regulatory affairs, clinical affairs and communications. Mr. Quek, our CEO and a director, has a crucial role in the management of our employees. Before joining us, he held various managerial positions such as business development director and marketing manager in publicly-listed companies in Singapore. He has a deep understanding of our business operations and is responsible for fostering relationships with our business partners and making strategic business decisions for us.

Led by our founder and CEO, our management team is capable of taking advantage of market opportunities, formulating sound business strategies, assessing and managing risks and optimizing operational efficiencies to maximize profits. Our management is supported by a team of highly skilled and motivated employees. We believe our staff have high levels of professional qualification and training and are skilled and highly motivated.

Our Business Strategies

To achieve our business objectives, we plan to adopt the following strategies to drive our future growth.

Expand into new geographic markets through strategic partnerships

We plan to strengthen our market presence by expanding into new geographical regions, including Southeast Asia, the Middle East (particularly the member states of the GCC), and mainland China. These regions offer significant growth potential and a growing need for improved healthcare solutions, particularly in chronic wound care.

To achieve our strategic objectives, we have entered into various collaboration agreements with local partners in Saudi Arabia, Hong Kong, and mainland China. In Saudi Arabia, we have entered into a joint venture agreement with a local medical services company in May 2022 and are currently in the process of registering medical maggots with the Saudi Food and Drug Authority, or SFDA. In Hong Kong, we have collaborated with Advanced Biotech and Engineering Limited and signed an exclusive distribution and cooperation and profit-sharing agreement which took effect in June 2023. In mainland China, we have collaborated with Nan’ao (Beijing) Hospital Management Co., Ltd. for the purpose of registering our maggot-based chronic wound care products with the National Medical Products Administration of China, or NMPA. To this end, we have entered into an Agreement to Collaborate and Protect Confidentiality in August 2022. We believe our maggot-based chronic wound care product will become the first live bio-dressing to be registered with the NMPA in mainland China. These collaborations aim to facilitate market entry, secure regulatory approvals, and ensure a smooth transition into new markets. Please see “– Overseas Collaboration” in this section for additional details.

We plan to engage in further discussions with potential distribution partners in Thailand, Vietnam, and Indonesia. As of the date of this Annual Report, we have not identified any such partners in the markets mentioned above. We believe leveraging strategic alliances will enable us to establish a robust distribution network and disseminate our comprehensive product offerings across these regions.

Continue to expand our product portfolio through development and innovation

We will utilize our in-house R&D team to develop new pipeline products. In addition, we are actively collaborating with our third-party R&D partner, NTU, to develop an innovative process for producing bullfrog collagen from bullfrog skin that will underpin many of our pipeline products. Our research utilizes ethical sourcing practices and cutting-edge technology to harness the beneficial properties of bullfrog collagen.

Our goal is to expand our current offerings to provide affordable and accessible wound care products and cosmeceutical products. In particular, subject to the progress of the relevant R&D work and regulatory approval, we plan to introduce ranges of new products that utilize leeches and bullfrog skin-derived collagen in the future to address each major stage of the wound healing process. We believe this will enable clinicians and patients to better select products tailored to the appropriate stage of wound healing. In addition, we plan to explore the possibility of developing a range of potential cosmeceutical products incorporating bullfrog collagen skincare and cosmetic products, with a view to making them commercially available between 2025 and 2028, subject to the progress of the relevant R&D work.

Strengthen brand awareness, and acquire and retain customers

To date, our efforts to promote our products and increase brand awareness have focused on participating in various conferences and holding educational talks in key existing and potential markets. For example:

●	Singapore: between 2021 and 2024, we have participated in multiple webinars and educational talks in collaboration with various organizations such as St. Luke’s Elder Care, Convatec Academy for Professional Education, Podiatry Association (Singapore), and Vascular & Intervention Center, to discuss the clinical application and future potential of MDT for wound care. We also conducted educational talks at hospitals and institutes such as Farrer Park Hospital, Mount Elizabeth Novena Hospital, and Home Nursing Foundation to introduce and discuss the management of patients with MDT.

●	Malaysia: we participated in the First Pahang Wound Healing Conference and the Commonwealth & 4th Global Wound Conference in August 2022 and October 2022, respectively.

●	Hong Kong: we participated in multiple conferences and delivered talks in various venues, for example, we participated in the HKTDC Hong Kong International Medical and Healthcare Fair 2024, and delivered an educational talk at the Joint Orthopaedics and Traumatology Nursing Forum 2024 organized by Hong Kong East Cluster - Hospital Authority. We also delivered an educational talk at the 2023 Symposium on Diabetic Wound Healing - Recap the Essentials organized by The Hong Kong Society for Diabetic Limb Care, and held an education talk with the topic “Maggot Debridement Therapy for Wound Care” to the Department of Orthopaedics at Pamela Youde Nethersole Eastern Hospital in September 2022.

In addition, as of the date of this Annual Report, we and our products had been covered by various news coverages in influential media outlets including Channel NewsAsia, South China Morning Post, Yahoo News, Healthcare Asia, Taiwan Health News, TODAY News, and 8world News, among others.

Going forward, we plan to increase our brand visibility and boost sales growth through marketing activities utilizing a combination of traditional channels, such as print media, targeted advertising campaigns and trade shows and digital channels, such as social media, content marketing and email and online advertising to maximize the reach and impact of our promotional efforts. This comprehensive set of avenues allow us to achieve targeted messaging, audience segmentation, and real-time performance tracking, enabling us to optimize marketing campaigns for maximum effectiveness.

In particular, we plan to acquire and retain customers through tailored marketing campaigns emphasizing personalized healthcare services and comprehensive patient education. By crafting campaigns that resonate with specific groups such as aging patients, clinicians, caretakers and other healthcare professionals, we plan to highlight the value proposition of our products and position ourselves as a preferred provider. We also plan to provide comprehensive patient education resources, such as informative brochures, online content, and interactive workshops, to educate the patients on their conditions, available treatment options, and the importance of proactive healthcare management.

Attract, cultivate and retain a talented and professional workforce

We believe that a significant part of our success is attributable to our ability to select, develop, motivate and retain our talented and professional workforce. We will continue to strengthen our team and proactively recruit, retain and train talents for our sales and marketing and R&D teams. We plan to recruit approximately four sales and marketing personnel and four R&D staff in the next two years.

We will focus on cultivating the industrial knowledge of our workforce with training and professional development programs such as workshops, seminars, mentorship programs, and opportunities to participate in industry conferences or events, collegial working environment, competitive compensation structure as well as internal promotion opportunities to enhance their creativity, loyalty, job satisfaction and cohesiveness.

In order to foster the growth of future talent, we have successfully established internship programs with prestigious educational institutions in Singapore, namely, the National University of Singapore, NTU, and Republic Polytechnic. These programs serve as valuable platforms for students of these institutions to gain practical experience and apply the knowledge they have learned in the classroom to real-world situations and allow us to identify and recruit talented students who we consider as a good fit for us.

Industry Overview

Chronic Wound Care Business

Market Opportunities for Our Chronic Wound Care Products

Wounds represent a large and growing burden on the public health as well as a significant cost to the health care system. Wounds are divided into two primary types, chronic and acute. According to an article published in The Annals of Epidemiology in 2019, the global prevalence of chronic wounds is estimated at 1.51 to 2.21 per 1,000 population. As a result, it is estimated that up to 17.7 million people suffer from chronic wounds globally each year. According to Fortune Business Insights, the market size for the global chronic wound care market was US$14.24 billion in 2024 and is expected to reach US$25.22 billion in 2032, representing a CAGR of 7.4% from 2025 to 2032.

Wound healing involves a complex and dynamic process that occurs in three distinct stages. Wounds may stall during this process and become non-healing and chronic, typically in the inflammatory phase, for a variety of reasons. These reasons include biofilm or infection, uncontrolled inflammatory processes, shortages of cell types and growth factors secreted by cells that are critical to healing and disrupted cell signaling pathways. Below are the main stages of wound healing:

The inflammation stage is a defensive stage when white blood cells are dispatched. Chronic wounds fail to proceed through the normal phases of wound healing in an orderly and timely manner often stalling in the inflammation phase.	During the proliferation stage, various cellular activities occur to facilitate wound healing and it is a crucial stage for the formation of new tissue and the restoration of wound strength.	During the maturation stage, the newly formed tissue undergoes remodeling and strengthening. The healed tissue gains strength and durability as collagen fibers become more structured. Blood vessels within the tissue mature, ensuring proper blood supply. Scar tissue becomes less prominent over time.

Chronic wounds are a growing problem globally, driven primarily by the aging population and the prevalence of lifestyle diseases such as diabetes. The cost of healthcare has also been on the rise in most countries, and the persistence of difficult-to-treat infections further compounds the issue. These factors create a complex landscape for managing chronic wounds. Primary examples of chronic wounds include diabetic ulcers, venous ulcers, arterial ulcers, pressure ulcers and traumatic ulcers. In each of the various wound types, the presence of biofilms is a frequent cause for chronic wounds and the removal of biofilms is a crucial step to commence healing. Biofilms need to be eradicated to prevent further deterioration of the wound that may result in additional negative patient outcomes. If not effectively treated, these wounds can lead to potentially severe complications, including further infection, osteomyelitis, fasciitis, amputation and increased mortality,

Diabetic Ulcers. Diabetes can lead to a reduction in blood flow, which can cause patients to lose sensation in their feet and may prevent them from noticing injuries, sometimes leading to the development of diabetic ulcers, which are open sores or ulcers on the feet that may take several weeks to heal, if ever.

Venous Ulcers. Venous ulcers develop as a result of vascular insufficiency, or the inability for the vasculature of the leg to return blood back toward the heart properly. These ulcers usually form on the sides of the lower leg, above the ankle and below the calf, and are slow to heal and often recur if preventative steps are not taken. The risk of venous ulcers can be increased as a result of a blood clot forming in the deep veins of the legs, obesity, smoking, lack of physical activity or work that requires many hours of standing.

Pressure Ulcers. Pressure ulcers, also known as decubitus ulcers or bed sores, are injuries to skin and underlying tissue resulting from prolonged pressure, or pressure in combination with shear or friction. Constant pressure on an area of skin reduces blood supply to the area and over time can cause the skin to break down and form an open ulcer. These often occur in patients who are hospitalized or confined to a chair or bed and most often form on the skin over bony areas, where there is little cushion between the bone and the skin, such as heels, ankles, hips and the tailbone.

Traumatic Ulcers. Traumatic wounds form as a result of cuts, lacerations or puncture wounds, which have caused damage to the skin and underlying tissue. Severe traumatic wounds may require surgical intervention to close the wound and stabilize the patient. Traumatic hard-to-heal wounds develop for various reasons, such as local surgical complications, suboptimal closure techniques, presence of foreign materials, exposed bones or tendons and infection. Millions of people receive post-surgical wound care annually, and the typical operative patient has comorbidities that create challenges with post-operative wound healing.

Arterial Ulcers. Arterial ulcers are a type of chronic wound that typically occurs on the lower legs, feet, or toes. These ulcers are caused by reduced blood flow to the affected area, usually due to underlying conditions such as peripheral artery disease (PAD) or atherosclerosis. Arterial ulcers can be painful and slow to heal, and if left untreated, can lead to serious complications such as infection or tissue damage. Effective treatment of arterial ulcers requires a comprehensive approach that addresses the underlying causes of reduced blood flow, promotes healing, and prevents further complications. In this context, innovative wound care solutions and a patient-centric approach can play a crucial role in improving outcomes and enhancing the quality of life for those affected by arterial ulcers.

Market Scale

Mainland China and Hong Kong

According to a report published by Mordor Intelligence, the wound care management market size in China is estimated at USD 609.71 million in 2025, and is expected to reach USD 732.93 million by 2030, growing at a CAGR of 3.75% from 2025 to 2030.

Mainland China is getting more requests for wound care management because the number of chronic wounds is going up. Articles published by the National Library of Medicine in 2021 and the Chinese Journal of Traumatology in 2023 stated that diabetes, infection, pressure, and trauma were the most common reasons for chronic wounds on the skin in mainland China. The high incidence of diabetes in mainland China is a defining characteristic of the region, and as a result, there is an increasing need for wound care management to lower the risk of slow-healing wounds in diabetic patients. As ulceration of the foot in diabetes is common and disabling and frequently leads to amputation of the leg, the incidence of chronic wounds, especially foot ulcers, increases among the diabetic population. For instance, in 2021, the International Diabetes Federation, or IDF, reported that the number of diabetic cases reported in mainland China in 2021 was 140.9 million, which accounted for 10.6% of mainland China’s population, and this number is expected to increase by 164.06 million by 2030. According to a clinical study published in the Chinese Journal of Diabetes Mellitus in 2021, the annual prevalence of DFUs in mainland China is 8.1% in patients with diabetes, which translates into the number of DFU patients at around 11.4 million. According to a clinical paper published in Diabetes, Metabolic Syndrome and Obesity: Targets and Therapy in 2020, the average cost for curing DFUs per person is RMB21,827 (US$3,093). Thus, high cases of diabetes are marked by a high incidence of DFUs, thereby increasing the demand for diabetic foot care management in mainland China.

According to a report published by P&S Intelligence, the wound dressing market in Hong Kong reached a value of US$40.1 million in 2020 and is projected to grow at a CAGR of 6.0% between 2021 and 2030. Similar to mainland China, the major factors leading to the growth of the Hong Kong market are rising prevalence of diabetes, high incidence of traumatic injuries, and growing geriatric population.

Gulf Cooperation Council (GCC)

According to a report published by IMARC Group, the projected expansion of the wound care market in the GCC nations is expected to achieve a CAGR of approximately 5.39% during 2025 to 2033. This projected growth can be attributed to a notable increase in the number of people suffering from chronic wounds such as DFUs, venous leg ulcers, cavity wounds, and skin abrasions. For example, according to the data presented by the International Diabetes Federation, 12.3% of the population in the UAE, equating to roughly 990,900 individuals, had diabetes in 2021. Given the evident manifestation of chronic wounds in the GCC nations, particularly in the form of foot ulcers among diabetic patients, the healthcare infrastructure in GCC nations has grappled with a surge in chronic wound cases over recent years. These conditions necessitate the incorporation of more advanced wound healing methodologies within healthcare facilities as well as the increase in investment by the government in the healthcare infrastructure to encourage research and development activities aimed at addressing wounds. In addition, the growing geriatric population in the region has necessitated wound care facilities to provide wound care solutions that enable faster recovery.

Southeast Asia

According to a report published by Grand View Research, the Southeast Asia market for advanced wound care had a value of US$221.3 million in 2022 and is anticipated to grow at a CAGR of 6.1% from 2023 to 2030. The growth of the market is driven by various factors, including the rising incidence of chronic diseases such as diabetes and obesity, which cause chronic wounds like DFUs, pressure ulcers, and VLUs. For instance, diabetes was reported to contribute to 87% of arterial insufficiency ulcers in Singapore’s population, according to data published by the Singapore government. Furthermore, Indonesia had around 7.9 million adults with undiagnosed diabetes aged between 20 and 79 in 2019, according to IDF Diabetes Atlas. The healing of such chronic wounds requires advanced wound care products, thereby driving market growth.

Besides, the rising prevalence of obesity is another factor propelling market growth as it is associated with chronic wounds and lower extremity amputations. Obese individuals are at a higher risk of pressure ulcers due to reduced vascular activity in adipose tissue, and their inability to reposition themselves in bed increases the likelihood of pressure-related injuries. Additionally, the skin folds on their bodies provide an ideal environment for microorganisms to thrive, leading to ulcers. Hence, the demand for advanced wound care products is expected to increase, leading to market growth.

In particular, Singapore is projected to witness the fastest growth rate in Southeast Asia with a CAGR of 7.6% from 2023 to 2030. An increase in the number of surgeries, the presence of well-developed healthcare infrastructure, and the rise in medical tourism are among the major factors driving the market. Moreover, according to the International Trade Administration of the United States, the Singapore healthcare market is expected to grow to US$49.4 billion by 2029. Singapore’s healthcare spending comprises private and public expenditures, accounting for 5.9% of its total gross domestic product, which is expected to increase to 9.0% by 2029. According to the World Health Organization, Singapore has achieved a world-class healthcare system, which makes the country a preferred medical destination. Therefore, the aforementioned factors are expected to help the advanced wound care market grow in Singapore.

The United States

According to a report published by Fortune Business Insights, the U.S. chronic wound care market size was worth US$ 5.32 billion in 2024 and is projected to grow at a CAGR of 7.4% from 2025 to 2032.

The surging prevalence of chronic diseases, such as diabetes, systemic illness, and others is one of the predominant factors increasing the risk of developing hard-to-heal wounds, such as venous leg ulcers, pressure ulcers, and others. Furthermore, the demand for chronic wound care products will surge in the forecast period owing to the rising prevalence of chronic diseases and associated complications among the geriatric population. Due to restricted and limited mobility, old-aged people are more prone to develop chronic wounds such as pressure ulcers. For instance, according to the report published by the Administration for Community Living, the number of people aged 65 years and above living in the U.S. was about 54.1 million in 2019 and was anticipated to reach 80.8 million in 2040.

Furthermore, according to an article published in National Center for Biotechnology Information in 2021, pressure ulcers affect approximately one million to three million people annually in the U.S.

Moreover, factors such as rising awareness regarding proper wound care among patients, increasing new product approval and launches, and others promote the U.S. chronic wound care market growth in the forthcoming years. During the COVID-19 pandemic, the market witnessed slow growth due to reduced patient visits to hospitals and clinics and disruption in demand and supply chain.

Our Products

Our chronic wound care business revolves around innovating and manufacturing products for healthcare professionals and their patients. Our currently available products and pipeline products aim to provide a suite of wound care products underpinned by bio-therapeutics and bullfrog collagen platform technologies covering each major stage of the wound healing process. The products that we currently offer and those in the pipeline are derived from medical techniques that have been used for centuries in many parts of the world. We modernize and advance these medical techniques based on modern medical standards and processes to improve patient outcomes and enhance the efficiency of healthcare providers. Clinical and scientific studies demonstrate that when these products are used correctly, they can expedite healing and significantly reduce the overall cost of care.

In addition, beginning in April 2023, we launched and began generating revenue from our newly-established cosmeceuticals business. We introduced one hydrating balm product in the first half of 2023 and two additional products, namely, a muscle energy cream and a pain relief muscle patch, in the fourth quarter of 2023.

Our Chronic Wound Care Products

Commercialized Products

As of December 31, 2024, we had fully commercialized one distinct line of chronic wound care products which utilizes a biological debridement method using sterile maggots to provide in situ wound care in a procedure known as MDT. We marketed such line of products under the MEDIFLY brand name. Such product line accounted for 78.4% of our revenue in 2023, and 71.2% of our revenue for the year ended December 31, 2024. Our MEDIFLY products are used in hospitals, wound clinics and veterinary clinics for the non-surgical removal of necrotic, sloughy or infected tissue from chronic wounds. Made from live, disinfected medical-grade maggots belonging to the blowfly species Lucilia cuprina, these bio-dressings secrete enzymes and antimicrobial compounds that make them efficient in the removal of sloughy and devitalized tissue, the disruption of biofilm formation, and the reduction of pathogenic infections found commonly in chronic wounds. Our MEDIFLY products are also used to combat infections of the wound that contain antibiotic-resistant microbes, reducing the dependence on antibiotics.

MEDIFLY products are offered in two variants, namely, “MEDIFLY Free Range” and pre-sealed “MEDIFLY Baggots”. Different variants are used to address different patient needs and clinical settings. In the “MEDIFLY Free Range” variant, the disinfected maggots are placed on a gauze and administered directly onto the wound beds. They are allowed to roam freely on the wound beds. The “MEDIFLY Baggots” variant consists of disinfected maggots confined in a polyester pouch. The fabric of the pouch contains perforations that allow the maggots to feed through without exiting the pouch. Each of these products contains 150-250 live medical-grade Lucilia cuprina larvae and are made to order by clinicians. Maggots assist the wound healing process by softening, dissolving and digesting sloughy and devitalized tissue through the action of orally secreted proteolytic enzymes. In the process of ingestion and digestion, antimicrobials in the digestive system of these maggots are secreted to the wound beds. These antimicrobials disrupt biofilm formation and kill bacteria colonies, making them easier to ingest and digest. The maggots in our MEDIFLY products are placed on the wound and removed after 48 to 72 hours, signaling a single cycle of treatment. On average, three cycles of MEDIFLY treatment are sufficient to achieve a positive clinical outcome.

Both “MEDIFLY Free Range” and “MEDIFLY Baggots” variants had become commercially available in Singapore and Hong Kong in February 2020 and March 2023, respectively, and can be prescribed by a licensed clinician and applied by a trained medical care professional. We intend to introduce the products into new markets including mainland China, Southeast Asia, and Saudi Arabia. For more details on regulatory approvals of MEDIFLY, please see “– Government Regulation – Our Regulatory Roadmap and Approval Timeline” in this section.

Selected Published Clinical Studies on Our Commercialized Products

Selected Clinical Studies on MDT

Clinical studies have investigated the efficacy and safety of MDT for the treatment of chronic wounds. According to a study published in Evidence-Based Complementary and Alternative Medicine in 2014, a cohort of 63 patients with 92 pressure ulcers was studied over a minimum period of eight weeks. The patients received either standard wound care prescribed by the hospital’s wound care doctors or maggot therapy consisting of two cycles per week. The findings revealed that maggot-treated wounds underwent debridement four times faster compared to wounds in the control group, with a debridement rate of 0.8 cm2/week compared to 0.2 cm2/week in the control group. In addition, the time to healing was approximately 19 weeks shorter in the MDT treatment group compared to the conventional treatment group. In one of the largest clinical MDT studies to date published in the Journal of Wound Care in 2012, 723 ambulatory and hospitalized patients were treated with MDT. Among these patients, 90.5% had leg ulcers, and 48% had DFUs. The study found that complete debridement was achieved in 82.1% of the cases, with a mean treatment length of 4.65 days.

In addition, MDT has been investigated for its effectiveness in treating wounds when compared to conventional treatments. In an article published in the Asian Journal of Surgery in 2013, the researcher presented findings derived from a retrospective cohort study which observed 111 diabetic patients, with 59 patients receiving MDT and 52 patients receiving conventional therapy. The study demonstrated that ulcers treated with MDT had approximately seven times higher chances of wound healing compared to conventional therapy. According to another study published in Evidence-Based Complementary and Alternative Medicine in 2014 regarding a prospective randomized clinical trial involving 72 patients revealed notable differences in the effectiveness of Vacuum-Assisted Closure, or VAC and MDT. In the VAC group, only 18.2% of patients had their wounds successfully closed, whereas 92.3% of patients in the MDT group experienced wound closure. In addition, the study reported that 69.6% of patients receiving VAC therapy required amputation, while only 7.7% of patients receiving MDT had to undergo amputation.

MDT has also been investigated for its effectiveness in eradicating biofilms, the presence of which is a frequent cause for chronic wounds and the removal of which is a crucial step to commence wound healing. According to an article published in Applied and Environmental Microbiology in 2013, the excretions/secretions of maggots are effective in disrupting the growth of bacterial biofilms. Another article published in Medical and Veterinary Entomology in 2012 similarly showed that maggot deoxyribonuclease is a competent enzyme with the potential to assist in clinical wound debridement by removing extracellular DNA from tissue and biofilm, and promoting tissue viability, while liberating proteinaceous slough/eschar for debridement.

Selected Clinical Studies on our MEDIFLY products

Several recent research findings involving MEDIFLY products have been noted in scientific literature. For example, in a clinical study conducted in Singapore in 2022, our MEDIFLY products were utilized for MDT in a challenging patient population. The study, highlighted in an article published in Wounds Asia in 2022, focused on a patient group comprised individuals with diabetes, with accompanying complications of hypertension (90.9% of the patient group) and ischaemic heart disease (72.3% of the patient group). The patients’ age ranged from 51 to 81 years, with an average age of 64 years. The study’s results demonstrated that MDT using our MEDIFLY products is a safe method of debridement. Furthermore, the pain resulting from MDT was found to be easily manageable. The study further revealed a high limb salvage rate of 90.9% among the patient group. Furthermore, according to an article published in the Journal of Tissue Viability in 2022 describing the use of our MEDIFLY products at a Singapore hospital, patients with non-viable tissue or who could not tolerate sharp debridement were recruited and our MEDIFLY products were applied by wound specialists. 14 patients participated in the study, with three receiving pre-sealed larvae therapy and 11 receiving free-range larvae therapy. As a result of the MDT, a reduction of non-viable tissue was observed in 78.6% of patients, out of which 90.9% of patients achieved successful debridement (at least 25% reduction in non-viable tissue).

In a separate article published in Wounds Asia involving a single patient study conducted in Hong Kong in 2023, a 98-year-old patient with an advanced stage pressure ulcer who are unsuitable for surgical operation was treated with multiple cycles of MDT using our MEDIFLY products. During the course of the treatment, the patient’s condition showed steady improvement and the patient did not report any discomfort or show any major unwanted effects. In addition, the article concluded that MDT could improve the condition of the wound in a short period of time and can also be conveniently conducted outside of a hospital by a nurse, marking its potential in reaching a wider range of patients including older people and people with mobility problems who have difficulty in travelling to hospital frequently.

Our Pipeline for Wound Care Products

We have a robust pipeline of products under development under our chronic wound care business based on our platform technologies, namely, bio-therapeutics and bullfrog collagen. We believe our pipeline efforts will expand our portfolio of offerings as well as allow us to address additional clinical applications.

Hirudotherapy

We are currently developing a product using hirudotherapy, or medical leech therapy, which involves the use of sterile, medical-grade leeches for wound treatment. When these leeches bite into targeted areas, they release compounds into the wound, improving blood flow and promoting wound healing. These compounds include hirudin, a powerful anti-thrombin that helps maintain blood flow as the leech feeds, and calin, which binds to collagen and neutralizes its capacity to induce blood clotting.

Our medical leech therapy product will be developed in-house by our research team. Its intended demographics is patients with pressure ulcers, chronic vascular ulcers, diabetic ulcers, cardiovascular diseases, tinnitus, arthritis, microsurgeries, plastic surgery, cancer, metastasis and infectious diseases. The product is intended to be used in government and private hospitals, specifically in departments such as vascular surgery, wound care and plastic and reconstructive surgery, as well as in public and private clinics. We began the relevant R&D work for such product in June 2023. As of December 31, 2024, we have completed the ideation phase of the project and are scheduled to commence the literature review stage in the second half of 2025. We expect to complete the development of the product over the course of 2025 and 2026. Such product will become commercially available subject to us receiving the necessary regulatory approvals from the relevant authorities in the intended markets where we plan to introduce it. We intend to make this product commercially available first in Singapore.

We plan to make our medical leech therapy product available in several markets including Singapore and Hong Kong, subject to the completion of the relevant R&D work and progress of the regulatory approval by the relevant authorities. As of the date of this Annual Report, no filing has been submitted by us for this product in any country or region. However, regulatory agencies have considered and approved the use of medical leeches in the past. In June 2004, the U.S. Food and Drug Administration, or the FDA, which is an important reference agency for regulatory agencies in other countries, for the first time received request and approved the commercial marketing of leeches for medicinal purposes in skin grafts and reattachment surgery.

Bullfrog collagen related products

We are currently developing a product range using collagen derived from bullfrog skin sourced from waste streams for novel medical wound care dressings. We intend to market such products under the ANURAN brand name and to trademark the brand name “ANURAN”. As of the date of this Annual Report, we have not initiated the process of trademark registration.

Our first bullfrog collagen product will be a medical device in the form of a sponge dressing. The underlying working mechanism of the sponge dressings involves the direct contact of the dressings with the wound beds, serving to provide a scaffold and biochemical pathway to recruit fibroblasts post-debridement. Bullfrog collagen is highly absorbable and will be able to assist in the management of wound exudate, reduction in inflammation and facilitate granulation leading to closure at the wound site. Our bullfrog collagen sponges will contain a microporous scaffold environment which enables native cells to colonize and rebuild tissue, promoting natural healing. Bullfrog collagen is more biocompatible than traditional bovine/mammalian sources, contains more tensile strength, and possesses better thermostability than marine sources. With these unique properties, we believe bullfrog collagen products have the potential to revolutionize the way wounds are managed, facilitating accelerated wound closure rates through natural healing. To our knowledge, as of December 31, 2024, no wound dressings using bullfrog collagen were available in any markets worldwide.

The relevant R&D work for our bullfrog collagen sponge dressings began in May 2022, and we have completed the set-up of our CGMP-compliant pilot production facility for the extraction and formulation of the sponge dressings in our laboratory in Singapore in July 2023. We are currently in the process of compiling the 21 CFR Part 820 dossier for an FDA 510(k) clearance, which is a submission dossier made to the FDA to demonstrate safety and efficacy of our bullfrog raw material and thereafter the manufacture of the bullfrog collagen sponge dressings. Obtaining an FDA 510(k) clearance holds significant value as it facilitates streamlined medical device regulatory filings, such as the abridged route for HSA and SFDA, as the FDA is a recognized reference agency in these countries. For a description of the relevant laws and regulations on the application and approval framework for medical devices in different jurisdictions relevant to our business operations, see “Regulation”.

We expect to conduct a pre-submission to the FDA in the second half of 2025. A pre-submission is a formal written request to the FDA to seek feedback on specific portions of the 510(k) submission. The FDA notes that early interaction with the FDA (such as through a pre-submission) may improve the quality of submissions and shorten total review times.

As of the third quarter of 2024, we have successfully completed the ISO 10993 biocompatibility tests required by the FDA. In the context of our 510(k) clearance process, the ISO 10993 biocompatibility tests evaluate the interactions between a medical device and living tissues or cells to assess its safety. These tests are carried out to determine the potential risks associated with the device, such as cytotoxicity, sensitization, irritation, systemic toxicity and implantation effects. These tests are required by regulatory authorities to ensure the compatibility of a device with biological systems before it can be marketed and used. The ISO 10993 test results complete the 510(k) dossier. We intend to present our 510(k) submission to the FDA in 2025.

The 510(k) clearance process is a regulatory pathway in the U.S. for demonstrating a new medical device’s substantial equivalence to an existing legally marketed device. Manufacturers submit a premarket notification to the FDA, providing detailed device information and comparing it to a predicate device. The FDA reviews the submission and, if complete and meeting requirements, grants 510(k) clearance for marketing and selling the device in the U.S. for its intended use. For more details on the 510(k) clearance process, please see “Government Regulation – Laws and Regulations Relating to Medical Devices and Cosmeceutical Products – United States Regulation – 510(k) Clearance Process” in this report.

We expect our bullfrog collagen sponge dressings to fall under the category of “wound dressing with animal-derived material(s)” according to the relevant categorization of the FDA. These medical devices are assigned the product code “KGN”. According to the FDA, medical devices classified under the KGN product code are considered “pre-amendments, unclassified device type,” meaning that they have been in commercial distribution prior to May 28, 1976. Currently, they are regulated through the 510(k) pathway and can be cleared for marketing if they demonstrate substantial equivalence to legally marketed predicate devices in terms of intended use and technological characteristics. As these devices are unclassified, there is no specific regulation associated with the product code. As of the date of this Annual Report, the FDA has granted clearance to over 150 devices under the KGN product code. However, despite the current unclassified status of devices under the KGN product code, the FDA has proposed classifying them as Class II (special controls) medical devices in October 2022.

According to an article titled “Learn if a Medical Device Has Been Cleared by FDA for Marketing” published on the FDA’s website, only a small percentage of 510(k)s require clinical data to support a marketing clearance by the FDA. Furthermore, according to an article published in the New England Journal of Medicine in 2019, the FDA typically does not mandate premarket clinical evidence for moderate-risk devices. Such evidence is requested for less than 10% of applications. According to the same article, clinical trials are typically conducted for Class III medical devices. Therefore, we do not believe we will be required to conduct clinical trials to obtain FDA approval for our bullfrog collagen sponge dressing products. However, the final determination regarding the requirement for us to undergo clinical trials lies at the discretion of the FDA, and there is no guarantee that our product will obtain FDA approval.

Contingent on receiving our FDA 510(k) clearance in a timely manner, we expect the bullfrog sponge dressings to first become commercially available to medical device distributors in the first half of 2026 in the United States. In addition, we are taking steps to make the product commercially available in Singapore. We are currently in discussion with a government healthcare group in Singapore to commence clinical trials, targeted for 2025, to test for the clinical safety and efficacy of our bullfrog sponge dressing on patients in a formalized trial. The bullfrog sponge dressing is intended to compete with other forms of animal-derived collagen for wound care dressings currently available in Singapore.

In addition to the United States and Singapore, we intend to make our bullfrog sponge dressings available in several markets including Hong Kong, mainland China, Saudi Arabia, and countries in the ASEAN region, subject to the completion of the relevant R&D work and progress of the regulatory approval by the relevant authorities.

Besides the bullfrog sponge dressings that make up the first phase of our bullfrog collagen line of chronic wound care products, we have commenced the relevant research works into other bullfrog collagen-based wound care products. One such area of research will be a hydrogel to be used specifically in wound cavities. Wound dressing products using bullfrog collagen, such as the hydrogel, are expected to be on an accelerated regulatory timeline as the biocompatibility tests for bullfrog collagen are anticipated to be completed by the end of 2025. As such, we expect the bullfrog hydrogel to become commercially available in 2026.

Leveraging the NTU’s industrial knowhow, we expect to manufacture our bullfrog collagen line of chronic wound care products at scale to meet the demands of our chosen market. For more information regarding novel collagen production technology and our collaboration with NTU, please see “– Research and Development” in this section.

Selected Published Studies on Our Pipeline Products

Hirudotherapy

Hirudotherapy has been traditionally used for bloodletting and treating inflammation, thrombosis, phlebitis, varicosity, and pain in traditional medicine in certain parts of the world. Several clinical studies have investigated the effectiveness of hirudotherapy in treating non-healing chronic wounds, including ulcerated wounds and DFUs.

An article published in the Asian Journal of Medical Case Reports for Traditional and Alternative Medicine in 2017 compiled a retrospective review of ten patients with DFUs who had undergone hirudotherapy between 2015 and 2016. Each of these patients had had a history of sequential foot ulcers. The wounds of these patients did not respond to common treatments, as the flow of blood to these ulcers were limited/insufficient and based on the advice of an orthopedic surgeon, amputation was ordered by the physician. The article stated that hirudotherapy was performed for some patients in the group. 10 to twelve leeches were applied inside and around the patients’ wounds once every three to seven days, for a total of ten sessions. The patients who received hirudotherapy saw their DFUs completely cured following 40–60 days of this treatment.

Another controlled case series study, which was published in the Journal of the German Society of Dermatology in 2010 reported the use of medical leeches in reconstructive surgery for 23 patients with necrotic skin flaps and hematomas. Hirudotherapy started an average of 2.6 days following these patients’ surgical interventions. On average, 2.6 leeches were applied to patients’ wounds, with a mean of 1.7 treatment sessions per patient. The researcher reported that 87% of these patients (20/23) showed restitution and integration of their skin flaps after their hirudotherapy. Clinical improvement was noticed after 1.1 days on average. Although prolonged bleeding occurred, lasting up to two days, no further adverse reactions or complications were observed.

The avoidance of imminent amputation is also reported by an article published in the International Wound Journal in 2016. The patient concerned presented with a severe non-healing DFU and faced the prospect of imminent amputation. The wound was extremely painful (rated as 80/100 mm on a visual analogue scale), gangrenous and foul-smelling. Following the hirudotherapy, the author reported that the patient’s pain score decreased to 0–10 mm within 20 days and no further analgesics were required. After four months, the necrotic areas had disappeared, and the wound was completely healed.

A number of single patient observation-based case studies published in the Asian Journal of Medical Case Reports for Traditional and Alternative Medicine, Traditional and Integrative Medicine and Journal of Ayurveda and Integrative Medicine between 2016 and 2017 provide further empirical evidence with regard to hirudotherapy in the management of chronic wounds. These reports describe the successful use of hirudotherapy in various patients who did not respond to conventional treatment, including the inability to use antibiotics and anti-inflammation treatments.

Bullfrog Collagen

The current study of the novel bullfrog collagen conducted by NTU has involved in vitro studies characterizing its properties and comparing it to existing marine and mammalian collagen, as well as in vivo studies testing its safety and efficacy in diabetic-induced animal (rat) models. Notably, as identified in these studies, the bullfrog collagen extracted by NTU, is a type 1 collagen, with an intact triple helix which exists as nano-collagen fibers. The nano fibers are around 175-187% thinner than mammalian collagen fibers. In vitro tests showed around 90% wound closure at the 24-hour time point, as compared to commercially available bovine collagen, which showed around 34% closure in the same time.

In addition, based on the patent application we have licensed from NTU regarding “Bullfrog skin-derived collagen, materials comprising thereof, and its application in wound healing,” as well as the research data obtained by NTU, bullfrog collagen is more biocompatible as shown by its rapid integration into the wound beds when used as a bio-dressing as compared to bovine collagen, making it more effective in facilitating wound closure. Bullfrog collagen is also soluble in water at a near neutral pH, which expands its potential use in water-based products. Furthermore, bullfrog collagen possesses greater thermal stability compared to marine-derived collagen, which reduces the likelihood of the collagen denaturing on wound beds, and decreases associated storage and logistics costs. These findings highlight the potential of bullfrog collagen as a beneficial biomaterial for wound care.

Given that using bullfrog collagen for wound care solutions is relatively new, no studies on human trials have been identified as of the date of this Annual Report.

Our Future Wound Care Product Candidates

We are also exploring a number of additional product candidates for chronic wound care treatment that we consider to be potentially promising including, among others, insect derived bioactive compounds, sustainable chitosan matrix, medical honey and botanically derived bioactive compounds. As of the date of this Annual Report t, no substantive R&D work on these potential product candidates had commenced. We consider the below product candidates to be promising because of the following reasons:

●	Insect derived bioactive compounds: The secretions from insects such as Lucilia Sericata or Lucilia Cuprina have evolved unique biochemistry that is beneficial in clinical medicine. The larvae, for instance, generate enzymes, proteins, and factors, that liquify necrotic tissue, inhibit the growth of bacteria and stimulate exposed tissue responses. Understanding these biochemical pathways and extracting and exploiting them would allow for their incorporation into our future product development.

●	Sustainable Chitosan matrix: Chitosan is a biocompatible biopolymer that exhibits bacteriostatic, fungistatic, film-forming, antimicrobial, anti-inflammatory, and hemostatic (blood-clotting) properties that are crucial to wound treatment. Identifying sustainable sources with the unique properties would give us a favorable Collagen-Chitosan matrix.

●	Medical honey: Identifying honeys from tropical bee species with specific properties that make them favorable for use as a medical product. These honeys can be useful for helping to prepare the wound bed for optimal healing, reduce edema, lower wound pH, and maintain microbe free environments.

●	Botanically derived bioactive compounds: Identifying sustainable sources of medicinal plants that contain pharmacological properties that can be extracted for use. Centella asiatica for instance, contains several bioactive compounds known as triterpenoids e.g. asiatic acid, and asiaticoside, which when consumed or delivered through the skin provide strong anti-inflammatory, antioxidant and wound-healing properties.

Our Cosmeceutical Products

In 2023, we established our cosmeceuticals business in order to further profit from the technologies and expertise dealing with natural bioactives that we obtained from research and production of our chronic wound care products. In particular, we believe that bullfrog collagen, owing to its beneficial properties as described above, will serve as the foundation ingredient in the line of cosmeceutical product candidates that we intend to explore and offer in the future. While we work to develop and refine our process of extracting, purifying and concentrating bullfrog collagen, we have introduced one hydrating balm product in the first half of 2023 and two additional products, including a muscle energy cream and a pain relief muscle patch in the fourth quarter of 2023, in collaboration with third party manufacturers and distributors for the purpose of establishing our position as a provider of cosmeceutical products, promoting our brand name and building sales networks.

Our Commercialized Cosmeceutical Product

As of the date of this Annual Report, we had three commercialized cosmeceutical products.

MEND Skin Restoration Balm

MEND Skin Restoration Balm is a hydrating balm that caters to the skincare needs of individuals who engage in manual labor or sports activities that may cause wear or damage to their hands. We commissioned a Singapore-based OEM of skincare products for the relevant R&D work to create a customized formulation that meets the needs and preferences of the targeted customer base.

The balm’s key ingredients include collagen and hydroxyethyl urea to provide hydration to the skin. The formulation also includes a blend of natural plant extracts for their skin-soothing and restorative properties. The balm is considered a cosmetic product under the relevant regulations of the HSA.

The Singapore-based OEM manufactures the raw material under the CGMP clean room environment. We oversee the development of the balm’s formulation, production of the empty cosmetics tubes and logistics for raw materials. We then purchase the raw materials consisting of empty cosmetics tubes and cream in bulk, and fill and seal the final product at our own manufacturing facility. Full Crimp Milk LLP, or Full Crimp Milk, with whom we have entered into a partnership agreement, oversees the sales and marketing of MEND Skin Restoration Balm.

The material terms of such agreement are set out below:

Commencement date	January 26, 2023

Parties to the agreement	i. Cuprina Pte. Ltd. ii. Full Crimp Milk LLP

Profit Sharing

Each party shall be entitled to receive 50% of all revenues generated from the sales of MEND Skin Restoration Balm, and both parties shall equally contribute 50% of the capital required for development and manufacturing costs.

Our primary responsibilities

i. Formulation of MEND ingredients, including sourcing for formulators that adhere to GMP standards to ensure quality and consistency in the product;

ii. filling and sealing of MEND cream into the printed tubes as a finished product;

iii. delivering the finished product to Full Crimp Milk for sales; and

iv. provide support to Full Crimp Milk when necessary, for example, manpower support during large-scale marketing campaigns or events.

Full Crimp Milk primary responsibilities

i. Preparation for product launch;

ii. sales of the product, including (1) direct sales, and/or through distribution, and (2) determining the appropriate retail price of the finished product that is compatible with customers’ willingness to pay and cost of the product;

iii. marketing of the product, including through Full Crimp Milk’s social media accounts;

iv. distribution of finished products to customers; and

v. collecting customer feedback to improve the product.

Termination	The agreement shall terminate at a date mutually agreed upon between the parties.

The balm is currently available through a variety of channels, including retailers and gyms in Singapore and other countries such as Malaysia and Australia, as well as online shopping platforms such as Shopee.

In the future, once the novel collagen production technology becomes available, we plan to incorporate the bullfrog collagen into the balm’s formula as a superior substitute for the collagen in the current formula.

ENDURE Muscle Energy Cream

ENDURE Muscle Energy Cream is a product designed to meet the needs of sportsmen and athletes who require a high-performing energy cream to enhance their physical performance. The cream is created using transdermal delivery technology, delivering energy directly to the muscles through the skin. The cream is considered a health supplement under the relevant HSA regulations, which is not subject to approval and licensing by HSA for the manufacture and sales of the product in Singapore.

ENDURE Muscle Energy Cream combines ribose, creatine, carnitine and caffeine to relieve muscle fatigue. The formula was created by a Singapore-based pharmaceutical company. It manufactures the cream for us in its manufacturing facility. We are responsible for branding, marketing and sales of the cream. We have launched the product in Singapore through a direct-to-consumer sales channel on our own website as well as Shopee, an online shopping platform, as well as through various gyms acting as our distributors in the fourth quarter of 2023.

Activ Labs Cool Relief Muscle Patch

Activ Labs Cool Relief Muscle Patch is designed to provide temporary relief for aches and pains associated with joint paint, ankle sprains, ligament sprains, backaches and muscle pain.

The muscle patch contains various ingredients, including menthol, sodium hyaluronate, glucosamine, and chondroitin, which work synergistically to reduce swelling, relieve pain, and cool the affected area. Our muscle patch is considered under the category of “medicated oils, balms, and medicated plasters” by the HSA. These products do not require approvals or licensing from HSA for their importation, manufacture and sales.

The muscle patch is developed in conjunction with an OEM based in mainland China specializing in producing medical and non-medical external preparations, which creates the formula for and manufactures the products. We oversee the branding, marketing and sales of the muscle patch. We have launched the product in Singapore through a direct-to-consumer sales channel on our own website, as well as through various gyms acting as our distributors.

Our Future Cosmeceutical Product Candidates

We will explore a number of cosmeceutical product candidates incorporating bullfrog collagen once our novel collagen production technology is fully-developed. Products we will consider include, among others, cosmetic scar repair hydrogel and other collagen skincare and cosmetic products, for sale directly to both consumers and/or distributors as end products, as well as to cosmetic companies as formulating ingredients.

As of the date of this Annual Report, no substantive R&D work on these product candidates had commenced. Subject to the progress of the future R&D work, our goal is to convert these candidates into pipeline products and make them commercially available in batches from the second half of 2025.

Overseas Collaborations

To achieve our strategic objectives, we have entered into various collaboration agreements with local partners in Saudi Arabia, Hong Kong and mainland China.

In Saudi Arabia, we have entered into a joint venture agreement with a local medical services company in May 2022, and are currently in the process of registering our maggot-based chronic wound care products with the SFDA. As of the date of this Annual Report, we had subscribed to the ordinary shares in the JV company for cash payable in the amount of Saudi Riyal 406,700 (approximately S$147,000) to support the working capital of the JV company and had made full contributions of Saudi Riyal 406,700 (approximately S$147,000) towards our collaboration with New Future Medical Services Company. We do not have any future payment obligations, and the future revenue generated from the JV company will be divided based on the percentage of equity held by the shareholders of the JV company. As of the date of this Annual Report, we held a 49% interest in the JV company. The material terms of the agreement are set out below:

Parties	i. Cuprina Pte. Ltd. ii. New Future Medical Services Company

Primary objectives

To incorporate a joint venture entity in Saudi Arabia, the principal objectives of which will be:

i. the establishment of an insectary and laboratory to manufacture our maggot-based chronic wound care products in Saudi Arabia;

ii. the distribution and sale of such products in the Middle East and North Africa, or the relevant territories; and

iii. the incorporation of one or more subsidiaries, or the appointment of third-party distributors within the relevant territories to achieve better market penetration.

Our primary responsibilities

i. Licensing of rights, including intellectual property rights, to the products for the JV company to exploit within the relevant territories;

ii. overseeing the design, set-up, operation and management of the insectary and laboratory to be set up in Saudi Arabia;

iii. providing all required information and documents to facilitate all required registrations of the Product within the relevant territories;

iv. training of local staff in the sale and distribution of the products within the relevant territories; and

v. granting the JV company the right of first refusal to future new products and technology developed by us on terms and conditions to be agreed.

New Future Medical Services Company’s primary responsibilities

i. Preparing a comprehensive business plan for the JV company;

ii. identifying and proposing viable options for locating the insectary and laboratory for manufacturing the products in Saudi Arabia;

iii. overseeing all sales and distribution activities of the JV company within the relevant territories;

iv. overseeing, managing and ensuring all required medical device registrations of the products with the SFDA and all other regulatory agencies within the relevant territories;

Term and termination

with respect to any one shareholder of the JV company when:

i. such shareholder ceases to be a member of the JV company in accordance with the provisions of this agreement. If, following any such transfer by one shareholder, there remains more than one shareholder bound by the provisions of this agreement, then this agreement shall continue in full force and effect as between the continuing shareholders;

ii. a bankruptcy or winding-up order is made against such shareholder; or

iii. the JV company’s shares become listed and are thereby freely transferable or tradable on a recognized stock exchange.

In Hong Kong, we have collaborated with Advanced Biotech and Engineering Limited and signed an exclusive distribution and cooperation and profit-sharing agreement for our MEDIFLY products, which became effective in June 2023, the material terms of which are set out below:

Parties	i. Cuprina Pte. Ltd. ii. Advanced Biotech and Engineering Limited, or Advanced Biotech

Primary objective

We granted Advanced Biotech a sole and exclusive, non-transferable, non-sub-licensable, non-assignable, license to develop, market, promote, sell, and deliver the MEDIFLY products within Hong Kong on an exclusive basis.

Our primary responsibilities

i. provide the MEDIFLY products manufactured by us to Advanced Biotech at the designated destination of Advanced Biotech in proper packaging to ensure the quality of such products upon delivery to Advanced Biotech;

ii. provide literature and merchandising aids, including promotional materials to enable Advanced Biotech to distribute to potential customers;

iii. any and all liabilities claims against the products shall remain with us;

iv. we will not appoint any other distributor(s) to sell MEDIFLY products in Hong Kong.

Advanced Biotech and Engineering Limited’s primary responsibilities

i. Provide support and advice on promoting, selling or marketing and develop with its specialty know-how, the Products and distribute new and updated technical and sales literature to customers as provided by us;

ii. use commercially reasonable efforts to develop, promote, market and sell the Products within Hong Kong and shall convene related activities to promote the Products twice every two years;

iii. provide quarterly sales information to us; and

iv. obtain on behalf of and for the benefit of either or both parties to the agreement including all licenses necessary in Hong Kong to carry on the manufacture and sale of the Products;

Payment and profit sharing	The parties to the agreement will share in the gross profits derived from the sales of the products on a 50/50 basis; and
Term and termination	The agreement shall last for five years from the date of execution and thereafter automatically renew until terminated by one hundred and eighty (180) days’ prior written notice by either party to the agreement.

In mainland China, we have collaborated with Nan’ao (Beijing) Hospital Management Co., Ltd., for the purpose of registering our maggot-based chronic wound care products with the NMPA. To this end, we have entered into an Agreement to Collaborate and Protect Confidentiality in August 2022, and the material terms of which are set out below:

Parties	i. Cuprina Pte. Ltd. ii. Nan’ao (Beijing) Hospital Management Co., Ltd. or Nan’ao

Primary objectives	Registration of our maggot-based chronic wound care products with the NMPA

Arrangement between parties

i. We authorize Nan’ao to fully represent us to engage Shanghai Zhangjiang Yidiantong Technology Co., Ltd., or Yidiantong, to perform services relating to the classification and definition of our maggot-based chronic wound care products in the registration of technical services for medical device products and other related technical services;

ii. we shall provide Nan’ao with product-related information as required by the NMPA or other relevant legal authorities, and entrust Yidiantong to provide all services required to register our products to be registered as medical device by the NMPA or other relevant legal authorities; and

iii. we entrust Nan’ao to be responsible for the management and liaison with Yidiantong to apply for classification and determination to the NMPA on whether our maggot-based chronic wound care product is a medical device, and what types of medical devices belong to it, and to track the progress of the application. Yidiantong shall convey all queries given by the NMPA to us and Nan’ao, which in turn shall endeavor to answer and if necessary, submit supplementary materials in accordance with the prescribed format until the final classification definition notice is obtained. If the NMPA determines that the product needs to hold an expert discussion meeting, Yidiantong will assume the responsibility to provide expert meeting coordination and meeting materials.

Fee	The total service fee payable to Nan’ao is RMB50,000. The service fee payable to Yidiantong will be negotiated separately between Yidiantong and us.

Research and Development

As of December 31, 2024, we had four team members responsible for our R&D work who work collaboratively to develop innovative solutions in various aspects of our wound care market. Our R&D team is led by Mr. Baptista, our founder and CTO, who oversees ideation, regulatory affairs, clinical affairs and communications. In October 2023, Dr. Naresh Waran Gnanasegaran joined us as the head of our R&D team. He is a Good Clinical Practice certified cell biologist. Before joining us, he was a senior regulatory specialist at the HSA. He also worked as a researcher for the Singapore-MIT Alliance for Research and Technology, which is a major research enterprise established by the Massachusetts Institute of Technology in partnership with the National Research Foundation of Singapore, and the Agency for Science, Technology and Research established under the Ministry of Trade and Industry of Singapore. Our R&D team comprises members who hold degrees in relevant fields, including biotechnology, pharmaceutical sciences, biomedical engineering, entomology and product design engineering.

The team follows a well-defined workflow that is detailed below.

Ideation	Ideation begins with identifying a sustainable in-house capability to generate a raw material or the potential to utilize waste material as a side stream, which will become the foundation to generate a novel medical device. Ideation typically takes approximately one month to complete.

Literature Review	In the context of medical device product development, the literature review involves an exploration of existing scientific research, medical literature, industry guidelines, and regulatory standards relevant to the proposed medical device. This step helps the development team understand the medical landscape, existing technologies, clinical practices, and safety considerations associated with the specific medical domain the device aims to address. Literature review typically takes approximately one month to complete.

Preliminary Investigation	Preliminary investigation in medical device development focuses on initial research to assess the feasibility and potential impact of the proposed medical device. This phase involves investigating factors such as the clinical need, patient population, potential competitors, regulatory requirements, and potential risks associated with the device’s use. The aim is to establish the viability of the device concept before proceeding further. Preliminary investigation typically takes approximately one month to complete.

Process Investigation	Process investigation in medical device development involves a thorough examination of the technical and operational aspects required to design and manufacture the device. This includes determining the materials, manufacturing processes, sterilization methods, and quality control procedures necessary to ensure the device’s safety, efficacy, and compliance with medical standards. Process investigation typically takes around one month to complete.

Prototyping	Prototyping in the medical device context entails creating a functional prototype of the device. This prototype is used for testing and validation purposes, enabling the development team to identify potential design flaws, usability issues, and other concerns. It also aids in communicating the device’s concept to stakeholders, including medical professionals, clinical studies review boards and potential investors. Prototyping typically takes between one and three months to complete. However, the specific duration required for this step depends heavily on the nature of the product being developed.

Process Review	Process review involves evaluating the outcomes of the prototyping phase and refining the design and manufacturing processes accordingly. This iterative process ensures that the device’s design aligns with its intended medical application and that any technical challenges are addressed before proceeding to the next stages. Process review typically takes approximately three months to complete.

Process Optimization	Process optimization focuses on refining the manufacturing processes to ensure consistent quality, reproducibility, and cost-effectiveness. In medical device development, this may involve optimizing production workflows, materials sourcing, and quality assurance procedures to meet regulatory standards while maintaining efficiency and functionality. Process optimization typically takes approximately three months to complete. However, the specific duration required for this step depends heavily on the nature of the product being developed.

Documentation for Regulatory Standards	Given the stringent regulatory requirements in the medical device industry, thorough documentation is essential. This includes creating design documentation, risk assessments, clinical evaluation reports, and other essential documentation necessary to demonstrate the device’s safety, performance, and compliance with applicable regulations. Documentation for regulatory standards typically takes approximately six months to complete.

Production Validation	Production validation involves testing and validating the manufacturing processes to ensure that the medical devices produced consistently meet quality and performance specifications. This step ensures that the devices manufactured in larger quantities maintain the same level of quality as the prototypes. This step also ensure that the production process meet CGMP/ current good laboratory practices, or CGLP standards for international compliance. Production validation typically takes approximately one month to complete.

Regulatory Approval	Regulatory approval is a critical phase in medical device development. It involves preparing and submitting samples for biocompatibility tests and then documentation requirements satisfy regulatory authorities (such as the FDA, HSA, etc.) review and approval. The documentation demonstrates the device’s safety and effectiveness, as well as its compliance with applicable regulations and standards. Regulatory approval typically takes between three and six months to complete. However, the exact duration for this step heavily depends on the nature of the product under development and the specific jurisdiction in which approval is sought.

Commercialization	Commercialization in medical device development entails the strategic planning and execution of activities to introduce the device to the market. This includes a clinical review/trial process, developing marketing strategies, establishing distribution channels, setting pricing, training medical professionals on device use, and ensuring post-market surveillance to monitor the device’s performance and safety. Commercialization typically takes between six and eight months to complete. However, the duration may vary depending on factors such as the number of locations involved and the size of the patient population for the clinical study.

In addition to in-house R&D efforts, we believe that it is imperative to accelerate our R&D advancement through collaborative research with institutes of higher learning, government agencies and/or third-party companies that have adjunct technology for use. Leveraging the technological expertise of external research partners keeps us nimble, objective driven and allows us to work on multiple products simultaneously. It also gives us the ability to utilize and commercialize innovative intellectual properties developed by these research partners in our products through arrangements such as technology licensing agreements and joint research collaboration. In particular, we have worked closely with NTU for the development of our pipeline products.

Licensing Agreement with NTU

On June 3, 2022, we entered into a licensing agreement with NTU, pursuant to which NTU agreed to grant us an exclusive license to develop, make, have made, import into, export from, offer for sale, sell and have sold products developed incorporating licensed technology primarily including a utility patent application relating to bullfrog skin-derived collagen and its use as a wound dressing material (together with any future divisional, continuation or reissue applications of such patent application, and all patents issuing from the application, the “Licensed Patents”) and unpublished R&D information, technical information, manufacturing technology, formulae, data, protocols, designs and other information in relation to bullfrog skin-derived collagen and its use as a wound dressing material (the “Licensed Proprietary Materials”). The license rights will terminate on a country-by-country basis upon the last to expire of any patents under the Licensed Patents or the end of a period of 20 years from the date of the first commercial sale of Licensed Products (as defined below). We undertook and agreed with NTU that we would procure a first commercial sale of a Licensed Product within three years of the signing date of the agreement. Pursuant to the terms of the agreement, we are required to make milestone payments to NTU in the following amounts: (i) S$25,000 upon signing the agreement, (ii) S$15,000 on the first anniversary of the signing date, and (iii) S$15,000 on the second anniversary of the signing date. As of the date of this Annual Report, all of these payments have been made according to schedule and we have made aggregate payments of S$55,000 to NTU under the agreement. In addition to the milestone payments, we will pay to NTU royalties in respect of all sales, leases or other transfers of licensed products during the term of the agreement at the following rates: (i) 3.5% of net sales of any product or service the making, using, selling or import of which is covered by any claim of any patent under the Licensed Patents (the “Patented Licensed Products”); and (ii) 2.5% of net sales of any product or service, other than Patented Licensed Products, that incorporates or that is or was developed in whole or in part through the use or application of any of the Licensed Proprietary Materials (the “Other Licensed Products”, together with the Patented Licensed Products, the “Licensed Products”).

If the annual royalty payments fall below S$15,000, the Licensee will compensate NTU with additional royalties to reach the minimum sum of S$15,000 per year. This requirement will be effective three years from the signing date and throughout the term of the agreement. As of the date of this Annual Report, NTU can terminate the agreement by written notice if (i) we breach a material term, including non-payment or failure to meet performance milestones; (ii) we assert intellectual property rights against NTU; (iii) we cease or announce the intention to cease our business; (iv) we become insolvent, unable to pay debts, or enter into arrangements with creditors; (v) we go into liquidation, except for bona fide reconstruction or amalgamation; or (vi) we have a receiver or judicial manager appointed. We may terminate the agreement with a written notice of ninety (90) days in advance to NTU.

Novel Collagen Production Process

We have an exclusive license for process technology developed by NTU for scale-up and commercial production of bullfrog collagen for our planned bullfrog collagen wound care products. Such license encompasses the extraction, purification, and concentration of the collagen at scale.

We intend that this process will be compliant with FDA 510(K) standards and follow CGMP regulations. Additionally, the manufacturing process will be carried out in an ISO 7 (Class 10,000) cleanroom to ensure satisfactory quality standards. Furthermore, the process has shown higher extraction yield and requires less extraction time, making it more efficient and sustainable.

Below is a chart showing the steps required for producing bullfrog collagen using the process mentioned above:

Industry Research Collaboration Agreement with NTU

On August 22, 2022, we entered into an industry research collaboration agreement with NTU, pursuant to which both parties agreed to jointly undertake a research project regarding the development and validation of American bullfrog (Lithobates catesbeianus) skin waste to generate collagen-based wound products, or the Joint Research Project. The scope of the collaboration includes biomaterial (bullfrog collagen sponge dressings/hydrogels) development, biomaterial characterization (in vitro degradation, mechanical properties, ultrastructure, self-healing properties), in vitro cell studies (cytocompatibility, cell adhesion, immunogenicity, wound healing assays) and in vivo animal studies (functional wound healing assessment in diabetic rats).

The term of the agreement will continue for 18 months and may be extended by mutual agreement. The term of the agreement has subsequently been extended for another twelve months upon the expiry of the original term of 18 months by the parties to the agreement. The deliverables of the Joint Research Project include optimized processing parameters for bullfrog collagen sponge dressings and hydrogels wound healing platforms, in vitro data to evaluate biocompatibility of the developed wound healing products, and preclinical in vivo data to evaluate functional performance of the wound healing products, the latter two deliverables will be provided solely by NTU. As of the date of the report, the Joint Research Project has achieved several milestones in the development of bullfrog collagen-based chronic wound care products. These milestones include the extraction and detailed characterization of bullfrog collagen, as well as the processing and characterization of the bullfrog collagen sponge. Furthermore, in vivo studies and analyses have been conducted on the bullfrog collagen sponge. The remaining material phases of the Joint Research Project involve the processing and characterization of the bullfrog collagen hydrogel, followed by in vitro studies on the hydrogel. Subsequently, the Joint Research Project will proceed with further in vivo studies to assess the effectiveness and potential applications of both the bullfrog collagen sponge and hydrogel.

Intellectual property that is first generated, conceived, produced, developed or reduced to practice in the course of performing the Joint Research Project, or Foreground IP, and is created or developed solely by one party to the agreement without any inventive contribution from the other party, will be the sole and exclusive property of the inventing party. All Foreground IP created or developed jointly by NTU and us, or Joint IP, will be jointly owned in equal undivided shares by both parties. The commercialization of the Joint IP will be governed by a separate written agreement to be entered into at a later date. As of the date of this Annual Report, we have not entered into such commercialization agreement.

We will contribute the funding of the Joint Research Project, while NTU will provide in-kind contributions primarily including research equipment and manpower. In particular, our funding includes approximately S$333,450 for: (i) a postdoctoral fellow leading biomaterials development and evaluation; (ii) general lab consumables and specific items needed for various tests; (iii) other miscellaneous items including equipment maintenance, core facility charges, transportation and publication costs; and (iv) a 30% overhead charge on the total direct project cost. As of the date of this Annual Report, we had settled 50% of our contributions under this agreement.

The agreement can be terminated by written consent of either party to the agreement under the following circumstances: (i) material breach by the terminated party, either incapable of rectification or not rectified within thirty (30) days of notice; (ii) engagement in activities that may expose NTU to sanctions, prohibitions, restrictions, laws, or regulations; (iii) non-approval or revocation of approval by the relevant institutional review board for the Joint Research Project; (iv) termination or revocation of any grant provided for the Joint Research Project; or (v) events such as the appointment of a receiver, liquidation, inability to pay debts, or cessation of business by the terminated party, as permitted by law. In addition, either party can withdraw from the agreement by providing thirty (30) days’ prior written notice, resulting in effective termination at the end of the notice period for that party.

Sales and Marketing

As of December 31, 2024, our sales and marketing team consisted of three country managers and one business development lead, all of whom are located in Singapore. The country managers, in collaboration with the business development lead, are responsible for overseeing all sales and marketing activities within their respective designated territories including (i) Singapore, (ii) Hong Kong and mainland China, (iii) South East Asia (excluding Singapore and (iv) Saudi Arabia, respectively, and customer segments, while our business development lead is primarily responsible for overseeing all pipeline activities, identifying potential customers, and developing and executing strategic plans aimed at driving revenue growth and expanding our customer base.

The sales of our commercialized chronic wound care products are managed through a combination of direct sales force and distributors, depending on the geographic markets where our products are sold. In Singapore, our country managers, acting as sales representative, work closely with local physicians in a diverse array of public and private hospitals to demonstrate our chronic wound care products in their respective care settings and provide comprehensive support throughout the sales process such as providing post-marketing surveys and product evaluation forms and maintaining 24/7 hotline for clinical support. In Hong Kong, we rely on our local partner, to whom we have granted exclusive rights, to distribute our maggot-based chronic wound care products.

For our cosmeceutical products, the sales of MEND Skin Restoration Balm are managed through our collaborative venture with Full Crimp Milk, which assumes the responsibility for sales efforts. Its sales efforts encompass two main aspects, namely, business-to-business and business-to-consumer, which include both identifying gyms in Singapore and other countries to establish them as authorized distributors for the product, as well as operating its Shopee platform and its own dedicated Full Crimp Milk website to facilitate direct-to-consumer sales. For ENDURE Muscle Energy Cream and Activ Labs Cool Relief Muscle Patch, we adopted a similar approach by both offering them through gyms as authorized distributors, as well as on our own website and Shopee platform.

Our current marketing strategy for the commercialized chronic wound care product primarily employ the following measures:

●	actively engage with physicians through education and training events, conferences, and collaborations on research projects and clinical trials;

●	enhancing our online presence through website optimization, social media platforms, and targeted online advertising to promote our brand and products.

●	participating in prominent wound conferences, engaging in booths and tradeshows, and seizing opportunities for direct engagement with healthcare professionals and industry experts.

●	Key Opinion Leader (KOL) engagement and management is a significant aspect of our marketing efforts. We collaborate with influential clinicians who inspire confidence, provide invaluable insights, and promote our therapies and products. This approach is particularly important given the nature of our therapies, which often require the endorsement of respected doctors and clinicians.

For MEND Skin Restoration Balm, Full Crimp Milk is responsible for the marketing of the product and primarily employs the following measures:

●	Managing the Full Crimp Milk website and its social media platform through the development of various marketing collaterals such as posters, educational flyers, and visually appealing images specifically designed for promotion

●	Creating and maintaining the dedicated MEND Skin Restoration Balm website to raise product awareness and provide product and sales information to potential customers.

●	Actively participating in gym booths and events to facilitate direct promotion of the product and engage with potential customers.

●	Identifying and managing potential KOLs who can effectively endorse and advocate for the product.

We oversee the branding and marketing strategy for ENDURE Muscle Energy Cream and Activ Labs Cool Relief Muscle Patch. We list these products on our website to raise awareness and provide potential customers with product information and sales details. In addition, we promote our products through gyms to reach our target demographics more directly and effectively.

Pricing Policy

Our current commercialized chronic wound care product includes the maggot-based products. Our pricing policy for such product line varies based on the specific market that we operate and/or the agreements into which we entered with our local partners.

●	In Singapore, we have adopted a pricing strategy that combines elements of both penetration pricing and bundling pricing models. By initially setting our prices lower, we aim to capture a significant market share and foster widespread adoption. We offer a variety of purchase options for patients of different treatment needs, including sale by single vial and unlimited vials within a subscribed period of time, such as by week and by month.

●	In Hong Kong, prices of our maggot-based products are determined based on the consultation with our exclusive local partner who has extensive knowledge of the Hong Kong wound care market.

We adjust the prices of our maggot-based products periodically based on local market conditions, cost fluctuations and other relevant factors to ensure that they remain competitive and are aligned with relevant industry standards. The pricing models of other wound care products under development have not been determined.

Our current commercialized cosmeceutical products are priced using a “cost-plus” strategy, which is assessed against competitor prices to ensure that our products are attractively priced for our target customers. We consolidate all relevant costs associated with each unit of the products and apply a markup percentage to arrive at a final selling price. We conduct market research to ensure that our final selling price is aligned with that of our competitors. To incentivize larger volume orders and foster mutually beneficial relationships with our distributors, we offer a tiered pricing structure for our current commercialized products, offering price per unit discounts for purchases of higher quantities by any individual gym.

Major Customers

Our customers primarily include major public and private hospitals and clinics in Singapore. We do not enter into long-term written sales agreements with our customers and conduct sales on a case-by-case basis. The terms of our sales are communicated through messaging applications such as WhatsApp. The key terms (including those with our top customers) include, among others:

●	The product’s name, type, quantity and price; and

●	Delivery method and payment terms. Delivery is typically made within one day after a purchase order is placed. Payments are typically due within 30 days after the completion of treatment.

For the years ended December 31, 2023, and 2024, sales to our five largest customers collectively accounted for approximately 81.2% and 71.2%, respectively, of our total revenue, and sales to our largest customer accounted for approximately 22.0% and 23.8%, respectively, of our total revenue.

Manufacturing

We manufacture internally our MEDIFLY products using our laboratory and use third-party OEM manufacturers for our cosmeceutical products.

The MEDIFLY products are manufactured on-site in our laboratory in Singapore and is dependent on the availability of sufficient quantities of maggots. We breed and collect maggots in our laboratory without relying on any third-party suppliers. Our laboratory consists of an insectary area, where all life stages of the Cuprina blowflies are maintained, and a microbiology area, where the harvested eggs are disinfected and processed to become the MEDIFLY products. In the years ended December 31, 2023 and 2024, and up to the date of this report, we have not encountered any significant disruptions or capacity constraints that have had a material impact on the production of maggots or the fulfillment of orders for our MEDIFLY products. Below is the general production procedure used to produce medical grade sterile maggots used by us :

We collect colonies of Lucilia cuprina flies from the wild and breed them in our specialized insectary area within our laboratory. The flies are fed a diet of essential nutrients until they become sexually active, and females become gravid. Gravid females are stimulated to lay eggs on a high protein substrate, which are then separated, rinsed, and sterilized through multiple washes in a buffered disinfection solution. Viable eggs are removed and placed into prepared transportation vials containing a nutrient agar transport media. Quality control measures are taken to ensure the sterility of the eggs and larvae, which are incubated and inspected. The resulting vials of hatched larvae are labeled and assembled into our final products.

Our production of MEDIFLY products is based on projected market demand while accounting for orders already received. Besides maggots, we stock inventory of raw materials, components, and finished products at our facility. We typically maintain sufficient stock of key materials in inventory to ensure that we have enough materials and finished products to meet customer demand. For example, we maintain vials sufficient to cover projected demand for the following 26 weeks of production.

The production of MEDIFLY products at our laboratory is certified to the ISO 13485:2016 standards. To secure the relevant FDA 510(k) clearance, the production of both our commercialized MEDIFLY products and bullfrog collagen related products currently in the pipeline will attain CGMP certification as part of the 21 CFR Part 820 submission to FDA.

As we expand both geographically and in terms of product offerings in the future, we plan to establish similar manufacturing facilities in other regions to meet the market demands for our products. To facilitate the future regulatory approval process, we expect all future laboratories will adhere to the relevant CGMP/ISO 13485/21 CFR Part 820 standards.

Quality Control and Assurance

All of our products are directly applied to the human body and are closely related to the life and health of users. Quality and safety are always our core values. Reliable, safe and stable product quality is an important driving factor for maintaining market competitiveness. Through our business dealings with major hospitals and medical institutions across Singapore and other countries, we believe that we have developed a sophisticated quality control management system as well as a strict and effective internal control system in accordance with the requirements of the relevant laws and regulations.

In order to maintain product safety and a high standard of product quality, we have implemented a strict set of quality control policies and inspection protocols. These policies and protocols are enforced by our quality control and assurance specialist within our production team along every step of the production to post-production process. We believe our quality control management system is in line with international standards.

Our current quality control and assurance procedures are established according to ISO 13485:2016 international standards, which specifies requirements for a Quality Management System, or QMS, to be applied by entities involved in the medical device industry. To ensure the relevance and appropriateness of our QMS system, we undergo yearly audits.

Our current quality control and assurance procedures cover various aspects of our business operations, including sales and processing; product production and delivery; vendor evaluation; purchasing and verification; resource management; equipment calibration; control of nonconformance, analysis and improvement; risk management; QMS management review; document control; corrective and preventive action; control of quality records, and internal quality audits.

We are currently in the process of updating our QMS systems to comply with FDA 510(k) and 21 CFR Part 820 standards.

Despite our quality control management system, we cannot eliminate the risks of errors, defects or failures. We may fail to detect or cure defects as a result of a number of factors, many of which are outside our control, including: technical or mechanical malfunctions in the production process; human error or malfeasance by our quality control personnel; tampering by third parties; and defective raw materials or equipment.

Major Suppliers

We source our suppliers through multiple channels, including through (i) referrals from local medical device industry associations, (ii) industry exhibitions/expos, and (iii) online research.

Our suppliers are primarily divided into two categories: (i) those providing raw materials including flasks, tubes and nutrients used to maintain our population of insects for the manufacture of our MEDIFLY products, and (ii) those providing near finished cosmeceutical products, starting in April 2023. All of our suppliers are certified and qualified suppliers in Singapore or mainland China. Our raw materials supply has been stable and such materials are easily sourced due to our unique geographical location of operating in Singapore, a major trade hub in Asia.

We do not have long-term written purchase agreements with our suppliers. We usually place purchase orders with our suppliers based on our need. We do not consider any of our suppliers to be material to our business. As of the date of this Annual Report, we had a total number of approximately ten suppliers. We can utilize any supplier we determine at our sole discretion. Although we can utilize any supplier we determine, we believe that we established healthy and stable relationships with our suppliers.

For the years ended December 31, 2023 and year ended December 31, 2024, our purchases from our five largest suppliers collectively accounted for 88.7% and 85.4%, respectively, of our cost of sales, and purchases from our largest supplier accounted for approximately 34.6% and 67.4%, respectively, of our total cost of sales. The concentration of our major suppliers increased significantly for the year ended December 31, 2024 as a result of our cost-cutting measure of consolidating suppliers of plastic vials used to contain the maggots for our MEDIFLY products to secure favorable bulk purchase prices.

Reimbursement, Clinical Validation, and Clinical Utility

We do not promote our products based on their reimbursement status. However, we are mindful of the benefits of a favorable reimbursement coverage status to increase patient access and support our research and development efforts to supply the highest efficacy solutions.

Singapore

In the public healthcare sector, our maggot-based chronic wound care products are subsidized under the MediSave Scheme and classified as one of the approved inpatient day surgery treatment options. Under the MediSave payment scheme, patients are able to claim up to S$300 per day for all daily hospital charges which include but are not limited to the application and removal of MDT.

Hong Kong

In the public healthcare sector, we are currently registered with the Hospital Authority’s central supplier database and our products are subsidized at all public hospitals in Hong Kong.

Competition

The wound care market is highly competitive and subject to rapid technological change. Success in this market depends primarily on product efficacy, ease of product use, product price, availability of coverage and adequate third-party reimbursement, customer support services for technical, clinical, and reimbursement support, and customer preference for, and loyalty to, the products. We believe that the positive clinical evidence of our products currently on offer and in pipeline, our strong cooperation with our local partners, our customer relationships and reputation offer us advantages over our competitors.

The wound care market is served by several large international companies as well as a number of small local companies. Our current and future products compete with biotherapeutic wound care products, collagen-based wound care products and other biopharmaceutical products. Manufacturers and distributors of competitive products include large multinationals including Smith & Nephew plc, ConvaTec Group plc, Mölnlycke Health Care AB, 3M, Integra Urgo Group, among others and other local companies operating in the geographic markets that we currently operate or intend to enter in the future. Many of our competitors are significantly larger than we are and have greater financial and personnel resources.

We are aware of several companies that compete, or are developing technologies, in our current and future product areas. As a result, we expect competition may become intense in the future. Our ability to compete successfully will depend on our ability to develop proprietary products that reach the market in a timely manner, receive adequate coverage and reimbursement, are cost effective, and are safe and effective.

For our cosmeceuticals business, in the global market, there are currently no direct competitors that commercially offer bullfrog collagen-based cosmeceutical products which we intend to explore the possibility of developing and commercializing in the future. However, we are aware that there are multiple indirect competitors in the cosmeceuticals industry that offer products containing collagen derived from other sources. These include several companies in mainland China such as Giant Biogene, Guangzhou Trauer Biotechnology Co. Ltd., and Shanxi Jinbo Biopharmaceutical Ltd., as well as companies in Germany, Italy, Japan, and the United States. Despite the presence of these indirect competitors, we believe our unique value proposition in the cosmeceuticals industry lies in the superiority of our bullfrog collagen compared to collagen sourced from other animals, such as marine, bovine and porcine sources. However, we do not currently sell any cosmeceutical products that incorporate bullfrog collagen and there is no guarantee that we will be able to successfully develop and commercial these products.

We also compete in the marketplace to recruit and retain qualified scientific, management and sales personnel, as well as to acquire technologies and technology licenses complementary to our products or advantageous to our business.

Laws and Regulations Relating to Medical Devices

Our operations are subject to comprehensive laws and regulations in the jurisdictions in which we or our R&D partners or affiliates do business. For more information regarding the relevant laws and regulations on medical devices in different jurisdictions relevant to our business operations, see “Regulation”.

Our Regulatory Roadmap and Approval Timeline

For our MEDIFLY products, below is the current regulatory application and approval status with various regulatory authorities around the world. However, we may not be able to receive the necessary regulatory approvals from the authorities in the intended markets where we plan to introduce them on the timeline envisioned below, or at all.

●	Singapore: Our MEDIFLY products have obtained the registration under the relevant laws and regulations and are currently listed on the Singapore Medical Device Register as a Class C medical device.

●	United States: we are currently in the process of compiling the 21 CFR Part 820 dossier for an FDA 510(k) clearance. The 510(k) clearance process is a mandatory premarket submission made to the FDA for new medical device seeking approval to launch. We expect to complete the submission process in the first half of 2025 and expect to receive a 510(k) clearance by the end of 2025, subject to FDA enquiries or clarifications.

●	Mainland China: we have commenced our product classification application process with the NMPA in November 2022 and expect to receive the classification announcement after receiving FDA 510(k) clearance, which will be used as a reference document.

●	Hong Kong: we currently ship MEDIFLY products from Singapore to Hong Kong for sale. This is permissible using our import permit issued by the Port Health Division under the Department of Health of Hong Kong.

●	Southeast Asia: Brunei, Cambodia, Indonesia, Laos, Malaysia, Myanmar, Philippines, Singapore, Thailand and Vietnam utilize a harmonized medical device regulatory framework under the ASEAN Medical Device Directive (AMDD) agreement. We plan to use the Common Submission Dossier Template (CSDT) to commence the registration of MEDIFLY products, in jurisdictions where partnerships have been established.

●	Saudi Arabia: we have commenced our application in Saudi Arabia with SFDA in 2024, and expect to receive approval from the SFDA by 2025. Our partner organization in Saudi Arabia has been assisting us with the application and approval process.

For the bullfrog collagen sponge dressing product currently in our pipeline, we have completed the set-up of our CGMP-compliant pilot production facility in our laboratory in Singapore for the extraction and formulation of the bullfrog collagen wound care products, and have conducted the necessary production runs for process validation and product consistency.

Below is the current regulatory application and approval status with various regulatory authorities around the world for the bullfrog collagen sponge dressing. However, we may not be able to receive the necessary regulatory approvals for our bullfrog collagen sponge dressing product from the regulatory authorities in the jurisdictions below on the timeline currently envisioned, or at all.

●	United States: We are currently in the process of compiling the 21 CFR Part 820 dossier for an FDA 510(k) clearance. We expect to make the relevant 510(k) submission to the FDA by 2025. Contingent on receiving our FDA 510(k) clearance in a timely manner, we expect the bullfrog collagen sponge dressings to become commercially available by 2026.

●	Singapore: Upon receiving FDA 510(k) clearance, we plan to register our bullfrog sponge dressing with the HSA. Since the FDA is a reference regulatory agency for HSA, obtaining an FDA 510(k) clearance will enable us to utilize the abridged registration route allowed under the relevant regulatory framework to expedite our regulatory process. The timeline for obtaining HSA approval typically spans between 160 and 220 working days, excluding the duration required for addressing additional information inquiries.

●	Southeast Asia: Upon obtaining Singapore HSA approval, we plan to use the Common Submission Dossier Template (CSDT) to register our bullfrog collagen sponge dressing in Southeast Asian jurisdictions where partnerships have been established.

Other wound dressing products using bullfrog collagen, such as a hydrogel, are expected to be on an accelerated regulatory timeline as the biocompatibility tests for bullfrog collagen are anticipated to be completed in the second half of 2025. As such, we expect the bullfrog collagen hydrogel to become commercially available in 2026 in the United States. We will commence the application process for our pipeline products once the relevant R&D work is validated and is complete.

For our commercialized and pipeline cosmeceuticals products, as well as those product candidates incorporating bullfrog collagen, there are no product approval process that is required from any regulatory authorities in any of the markets that we intend to operate, as long as the cosmeceuticals do not make any therapeutic claims.

Facilities

As of the date of this Annual Report, we do not own any properties. We have leased the following properties, all of which are located in Singapore:

No.	Location	Approximate Gross Area (sq m)	Lessor	Usage	Lease Expiration Date
1	Block 1090, Lower Delta Road, #06-08, Singapore 169201.	93.5	DBS Trustee Limited	Manufacturing and distribution of medical devices	October 31, 2025
2	Block 1092, Lower Delta Road, #07-14, Singapore 169203.	90.3	DBS Trustee Limited	Distribution, storage of medical devices and ancillary office	August 31, 2025

Intellectual Property

The wound care products that we currently offer and those in our pipeline are inspired by medical techniques that have been utilized for centuries across various regions worldwide. We modernize and advance these natural techniques based on modern medical standards and processes to improve patient outcomes and enhance the operational efficiency of healthcare providers. As a result, we have not, as of the date of this Annual Report, relied on patents to protect our proprietary technology or intellectual property. Rather, we rely on and expect to continue to rely on in the future trade secrets, know-how and related non-patent intellectual properties to develop and maintain our competitive position, as well as protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Our currently commercialized chronic wound care line of products, namely, MEDIFLY products, from which we derived 78.4% of our revenue in 2023 and 71.2% of our revenue for the year ended December 31, 2024, have no patent protection, and rely primarily on trade secrets and know-how relating to the optimized process and conditions for the identification of native blowflies, and the collection and breeding of blowflies sustainably to produce sufficient medical grade maggots in insectaries that meet the relevant containment standards. For more information regarding the lack of patent protection for our MEDIFLY products, see “Risk Factors - Risks Relating to Our Business and Industry - Our maggot-based chronic wound care products are not currently protected by any pending patent application nor any unexpired patent. Currently, the substantial majority of our net revenue is derived from the sale of maggot-based chronic wound care productions and such products may be subject to competition from the sale of substantially equivalent products that could adversely affect our business and operations.”

Therefore, it is our policy to protect trade secrets and/or know-how by establishing confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and collaborators. These agreements provide that all confidential information developed or made known during the course of an individual or entity’s relationship with us must be kept confidential during and after the relationship. These agreements also provide that all inventions resulting from work performed for us or relating to our business and conceived or completed during the period of employment or assignment, as applicable, shall be our exclusive property. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary information by third parties.

In the future, as we continue to develop our product portfolio, we may, in addition to non-patent intellectual properties such as trade secrets and know-how, seek to obtain domestic and international patent protection by filing patent applications as we conduct research and development on our future products and initiate new projects. We strive to operate without infringing on the proprietary rights of others and endeavor to promptly file patent applications for new commercially valuable inventions.

As of December 31, 2024, apart from the intellectual property we licensed from NTU through our licensing arrangement with NTU, we did not possess any patents or trademarks, nor had we submitted any patent applications. Pursuant to the said licensing agreement with NTU, we were granted an exclusive license to develop, make, have made, import into, export from, offer for sale, sell and have sold products developed incorporating licensed technology primarily including a utility patent application relating to bullfrog skin-derived collagen and its use as a wound dressing material and unpublished R&D information, technical information, manufacturing technology, formulae, data, protocols, designs and other information in relation to bullfrog skin-derived collagen and its use as a wound dressing material. The utility patent application was filed in the United States on April 16, 2021, and it will expire 20 years from the filing date. The licensed technology is primarily utilized for the development of our wound care pipeline products, specifically sponge dressings and hydrogel that incorporate bullfrog collagen. Please see “– Research and Development – Licensing Agreement with NTU” in this section for additional details.

Internet Domain Names

As of the date of this Annual Report, we have registered the domain names https://www.cuprina.com, https://www.cuprinawoundcare.com, and https://activlabs.co.

Employees

We had 14 full-time employees as of December 31, 2024. The following table sets forth the numbers of our full-time employees, categorized by function, as of the same date:

Role	Number of Employees

Management	2
Business Development, Sales and Marketing	4
Research and Development	4
Quality Assurance and Regulatory Affairs	1
Finance	1
Production	2
Total	14

All of our employees are located in Singapore. Employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good. As of the date of this Annual Report, we have not experienced any material labor disputes.

Licenses, Permits, Registrations and Approvals

Our principal business activities are located in Singapore and are subject to regulation by applicable laws, regulations and government agencies in Singapore. These regulations require us to possess various approvals and certifications in respect of certain of the heavy equipment we supply.

Below is a list of material licenses and permits that we have as of the date of this Annual Report:

Name	Issuing authority	Commencement date	Expiration date

Import Permit	Port Health Division under the Department of Health of Hong Kong	March 2023	01/10/2025

Approved Vendor Master	The Hospital Authority of Hong Kong	April 2023	No Expiry Date

Dealer’s License - Manufacturer	Health Sciences Authority of Singapore	25/02/2020	30/11/2025

Medical Device Dealer’s License	Health Sciences Authority of Singapore	12/02/2020	No Expiry Date

Medical Device Listing	Health Sciences Authority of Singapore	08/04/2013 (issued) 08/01/2021 (change of ownership)	07/04/2026

License to Collect, Keep, Breed and Sell Lucilla Cuprina	National Environmental Agency of Singapore	15/01/2019	19/01/2027

*

Corporate Social Responsibility

We recognize our responsibilities to our employees, shareholders, business partners and the community as a whole, and are committed to achieving long term mutually sustainable relationships with our stakeholders.

We are constantly searching for means to contribute to the community and we intend to set aside funds to be used for our corporate social responsibility activities every year. In pursuit of enriching the community we serve, we plan to set aside a portion of our profits towards corporate social responsibility endeavors. We were among the winners of the Enterprise Singapore Sustainability Open Innovation Challenge 2021, a competition launched by Enterprise Singapore under the Ministry of Trade and Industry of the Government of Singapore, that aims to bring together industry partners and creative innovators to co-develop sustainable solutions in key areas such as low carbon alternatives and sustainable materials. In addition, we launched our “Cuprina Cares” initiative with the aim to support individuals in Singapore who lack access to MDT treatment due to financial difficulties in August 2023. We have published the relevant information relating to our initiative, including how to participate in the initiative, on https://cuprina.com/cuprina-cares. As of the date of this Annual Report, we had not received any applications from the general public.

Seasonality

Revenues during our fourth quarter tend to be stronger than other quarters because many hospitals increase their purchases of our products during the fourth quarter to coincide with the end of their budget cycles. Satisfaction of patient deductibles through the course of the year also results in increased revenues later in the year. In general, our first quarter usually has lower revenues than the preceding fourth quarter, the second and third quarters have higher revenues than the first quarter, and the fourth quarter revenues are the highest in the year.

REGULATIONS

This section sets forth a summary of the most significant rules and regulations that affect our business and operations.

Laws and Regulations Relating to Medical Devices and Cosmeceutical Products

Our operations are subject to comprehensive laws and regulations in the jurisdictions in which we or our R&D partners or affiliates do business. The laws and regulations governing our business and interpretations of those laws and regulations are subject to frequent change. Our ability to operate profitably will depend in part upon our ability, and that of our R&D partners and affiliates, to operate in compliance with applicable laws and regulations. The laws and regulations relating to medical products and healthcare services that apply to our business and that of our partners and affiliates continue to evolve, and we must, therefore, devote significant resources to monitoring developments in legislation, enforcement, and regulation in such areas. As the applicable laws and regulations change, we are likely to make conforming modifications in our business processes from time to time. We cannot provide assurance that a review of our business by courts or regulatory authorities will not result in determinations that could adversely affect our operations or that the regulatory environment will not change in a way that restricts our operations.

Singapore

Introduction

Our operating subsidiary incorporated in Singapore, Cuprina Pte. Ltd. (the “Singapore Subsidiary”), is subject to all relevant laws and regulations of Singapore, and may also be affected by new laws, regulations and policies which are introduced by the Singapore government from time to time. We have identified the main laws and regulations (apart from those pertaining to general business requirements) that we anticipate may materially affect the Singapore Subsidiary’s operations, the relevant regulatory bodies and the licenses, permits and approvals typically required for the conduct of the Singapore Subsidiary’s business in Singapore.

The following description is a summary of material laws and regulations applicable to the Singapore Subsidiary’s operations in Singapore. The laws and regulations set out below are not exhaustive and are only intended to provide general information to investors and are neither designed nor intended to be a substitute for professional advice. Prospective investors should consult their own advisers regarding the implication of the relevant laws and regulations on us.

As of the date of this Annual Report, we have not commenced any clinical trials in Singapore and the clinical trial regulations below will only apply if and when the Singapore Subsidiary and/or any of its subsidiaries commences clinical operations and/or clinical trials in Singapore.

Overview of Regulatory Landscape

In Singapore, the chronic wound care products and cosmeceutical products (as aforementioned in the section “Our Products” above) are regulated by the Health Products Act 2007 (“HPA”), the Health Products (Medical Devices) Regulations 2010 (“HP(MD)R”) and the Health Products (Cosmetic Products — ASEAN Cosmetic Directive) Regulations 2007 (“HP(CP-ACD)R”). These pieces of legislation are administered by the HSA, a statutory board under the Ministry of Health of Singapore (“MOH Singapore”). Additionally, the chronic wound care products may also be subject to regulation under the Human Biomedical Research Act 2015 (“HBRA”), which is administered by the Director-General of Health of the MOH Singapore, during any potential clinical trial phase in Singapore.

The HSA, established under the Health Sciences Authority Act 2001, is overseen by MOH Singapore, and its functions, objects and duties include, amongst others:

1.	Regulating the manufacture, import, export, sale, supply, advertisement and use of health products in accordance with the applicable written laws; and

2.	Conducting technological assessments of health products to determine their quality, safety, efficacy and suitability for consumption and use in Singapore and to advise the Singapore government thereon.

Apart from the laws and regulations below which are administered by HSA and/or MOH Singapore, the Singapore Subsidiary must comply with all applicable circulars, directives and guidance released by HSA and/or MOH Singapore from time to time as well. The Singapore Subsidiary’s business is generally regulated under the HPA, with subsidiary legislation and guidelines as promulgated by HSA and MOH Singapore.

Separately, we note that the breeding of Lucilia cuprina flies is regulated by the Control of Vectors and Pesticides Act 1998 (“CVPA”) which is in turn administered by the Director-General of Public Health (“DGPH”) of the National Environment Agency (“NEA”), a statutory board under the purview of the Ministry of Sustainability and the Environment.

Additionally, we note that personal data is regulated under the Personal Data Protection Act 2012 (“PDPA”) and that issues may arise out of research or clinical trials and regulated under Singapore. For more information on the PDPA, please see the section “Regulations on Data Protection” below.

Classification of Chronic Wound Care and Cosmeceutical Products under the HPA

Under the First Schedule of the HPA, health products are classified into: (i) medical devices; (ii) cosmetic products; (iii) therapeutic products; (iv) oral dental gum; and (v) cell, tissue or gene therapy products. The two most pertinent classifications would be: (a) medical devices, which are defined as, among other things, “any instrument, apparatus, implement, machine, appliance, implant, reagent for in-vitro use, software, material or other similar or related article that is intended by its manufacturer to be used, whether alone or in combination, for humans for certain specified purposes, including the: (i) treatment or alleviation of disease; (ii) treatment or alleviation of an injury, and which does not achieve its primary intended action in or on the human body by pharmacological, immunological or metabolic means”; and (b) cosmetic products, which are defined as, among other things, “any substance or preparation that is intended by its manufacturer to be placed in contact with the various external parts of the human body, with a view exclusively or mainly to: (i) protecting them; or (ii) keeping them in good condition”.

As aforementioned, our products comprise chronic wound care products and cosmeceutical products. Our chronic wound care products include our commercialized product MEDIFLY (a medical grade sterile live blowfly larvae bio-dressing) and our pipeline products include (i) hirudotherapy (i.e., medical leech therapy); (ii) bullfrog collagen sponge dressing and (iii) bullfrog collagen hydrogel. Our commercialized cosmeceutical products include (i) MEND Skin Restoration Balm (i.e., a hydrating balm); (ii) ENDURE Muscle Energy Cream; and (iii) Activ Labs Cool Relief Muscle Patch. All of our chronic wound care products are likely to be classified as medical devices.

In respect of our cosmeceutical products, the MEND Skin Restoration Balm would likely be classified as a cosmetic product whilst the ENDURE Muscle Energy Cream and Activ Labs Cool Relief Muscle Patch would likely be respectively classified as a health supplement and medicated patch, both of which are categories of products excluded from the definition of therapeutic products (being one of the categories of health products set out in the First Schedule of the HPA) and thus would not be subject to the regulations of the HPA.

Regulatory Requirements in Singapore specific to Medical Devices and Regulatory Status of Our Medical Device Products

Medical devices in Singapore are regulated by the HPA, HP(MD)R and HBRA. All companies are required to obtain a license from HSA before manufacturing, importing or supplying medical devices (and other health products) wholesale in the country.

Companies are obligated to notify HSA prior to making any changes to their medical devices, including technical changes, review changes, administrative changes, notification changes and changes arising from field safety corrective actions (“FSCAs”), which are actions taken to reduce the risk of death or serious deterioration in the state of health of a person associated with the use of a medical device.

Device Premarket Regulatory Requirements. Product registration applications for medical devices submitted to HSA must follow the format outlined in the ASEAN Common Submission Dossier Template (“ASEAN CSDT”). The various sections of the ASEAN CSDT and their respective contents are detailed in GN17: Guidance on Preparation of a Product Registration Submission for General Medical Devices using the ASEAN CSDT and GN18: Guidance on Preparation of a Product Registration Submission for In Vitro Diagnostic (IVD) Medical Devices using the ASEAN CSDT.

The key sections covered include:

●	Essential principles and evidence of conformity;
●	Device description;
●	Design, verification & validation;
●	Clinical evidence; and
●	Risk analysis.

HSA classifies medical devices into four risk classes based on their inherent risk, which depends substantially on the intended purpose and effectiveness of risk management techniques applied during design, manufacture and use. The four classifications are:

●	Class A: This includes low-risk medical devices that do not enter the body, such as tongue depressors, bandages, and surgical gloves.
●	Class B: This includes low to moderate-risk medical devices that come into contact with the body, such as syringes, catheters, and surgical instruments.
●	Class C: This includes moderate to high-risk medical devices that are implanted into the body, such as pacemakers, heart valves, and joint replacements.
●	Class D: This includes the high-risk medical devices, such as life-support machines, and devices that are used for the diagnosis and treatment of serious diseases, such as cancer.

Other considerations in risk classification include the intended user(s), mode of operation and technology used. Factors influencing risk classification of a general medical device include contact duration with the body, degree of invasiveness, whether the device delivers medicinal products or energy to the patient, whether it is intended to have a biological effect on the patient, local versus systemic effects, etc.

Essential Principles for Safety and Performance. Medical devices must also conform to the Essential Principles for Safety and Performance checklist, which outlines fundamental design and manufacturing requirements. The company must identify which design and manufacturing requirements are relevant for a particular medical device. Where requirements are deemed not applicable, the rationale must be documented. This applies to all medical devices. Pursuant to the HP(MD)R, companies are required to declare that their devices are classified as per the classification rules and conform to the Essential Principles for Safety and Performance regulatory guidance as issued by the HSA.

Labeling Requirements. Companies must label their medical devices according to HSA requirements. Device labeling (e.g. physical labels, instructions for use, implementation manuals, etc.) helps users: (i) identify the device; (ii) communicate safety and performance information; and (iii) ensure device traceability. Essential details like device name and manufacturer’s information must be on labels for identification. Safety and performance information like intended use, instructions for proper use and safety warnings are also clearly presented for users’ reference.

Device Post-market Regulatory Requirements. Post-market surveillance is mandated for all medical devices supplied in Singapore, in accordance with the HPA and the HP(MD)R.

Every manufacturer, importer, supplier or registrant of a medical device must maintain records of complaints received and produce these records for HSA inspections when required to do so by the HSA. The records must contain detailed information specified in the HP(MD)R. Companies are required to plan, establish, document, implement, maintain, and update a Post-Market Surveillance (“PMS”) system for devices placed on the Singapore market. The PMS system must be designed and documented in a PMS plan, and constantly updated based on structured assessments of its performance and yielded data.

Every manufacturer, importer, supplier or registrant of a medical device must, upon becoming aware of any defect in the medical device or any adverse effect that has arisen from the use thereof, inform the HSA of the defect or adverse effect: (a) within 48 hours, if the information relates to any defect or adverse effect that represents a serious threat to public health; (b) within 10 days, if the information relates to an incident that has led to the death, or a serious deterioration in the state of health, of a patient, a user of the medical device or any other person; and (c) within 30 days, if the information relates to an incident a recurrence of which might lead to the death, or a serious deterioration in the state of health, of a patient, a user of the medical device or any other person.

The PMS plan collects data from various sources including:

●	Serious incidents;
●	FSCAs;
●	Complaints;
●	Databases and/or registries; and
●	Feedbacks.

In addition to PMS requirements for manufacturers, there are specific adverse event and FSCA reporting requirements for all economic operators (manufacturers, importers, distributors, local authorized representatives).

Possible FSCAs include:

●	Product recall;
●	Product replacement;
●	Product destruction;
●	Product modification including retrofitting;
●	Permanent or temporary labeling;
●	Permanent or temporary changes to the instructions for use; and
●	Software upgrades.

An FSCA must be reported if the medical device is manufactured, imported or supplied in Singapore, or is registered or authorized for supply in Singapore (even if not currently on the market). The reporting person should be the dealer who manufactured, imported, supplied or registered the concerned device. Where multiple dealers are involved, each must report the FSCA individually.

Before initiating an FSCA, the dealer must notify HSA. Once reported, the dealer can proceed without waiting for HSA approval. Medical device dealers must report FSCAs via the Online Safety, Compliance Application and Registration System.

Laws and Regulations relating to Advertising, Fraud and Abuse and Transparency Laws and Regulations. The legislative control for the advertisement of medical devices is outlined in the HPA - Part 5 Advertisement of Health Products, Sections 19-23, and the HP(MD)R. Any person advertising or causing the advertisement of a product as a medical device must comply with Part 5 of the HPA and the HP(MD)R.

Prior approval by the HSA is not required for advertisements of medical devices, but compliance with the requirements stated in the HPA and the HP(MD)R is mandatory. Products should not be advertised as a medical device or claim to function as a medical device if they do not meet the definition provided in the First Schedule to the HPA. Advertisements must not contain false information or give any erroneous impression regarding the formulation, composition, design specification, safety, efficacy, or uses of the medical device. Any representation of a medical device must be factual and supported by objective evidence.

In the case of registered medical devices, all advertised claims must align with the indications and instructions for use (IFU) registered with the HSA. Information not registered or that may potentially extend the usage of a registered medical device must not be included in advertisements. Advertisements for exempted medical devices, i.e., Class A medical devices, must align with the product owner’s specifications and comply with any relevant conditions of registration that may be imposed.

Advertisements of medical devices that are registered as “Professional Use only” or unregistered but supplied in accordance with Regulation 8 or 10 of the HP(MD)R cannot be advertised to the general public. Such advertisements are only allowed to be distributed to, or featured in publications mainly intended for qualified practitioners.

Advertisements of medical devices should not imply or suggest that the medical device can prevent, cure, or alleviate any disease or condition specified in the relevant laws and regulations unless the advertisement is distributed only to qualified practitioners, registered pharmacists, registered nurses, registered midwives, and persons undergoing training with a view to becoming one of the aforementioned persons.

Advertisements of medical devices should not encourage self-diagnosis or self-treatment of serious diseases. Advertisements must not suggest that consumers do not need to consult a doctor after using the medical device. Advertisements should not offer diagnoses or suggest that medical interventions such as surgical operations are not required by using the medical device advertised.

All product claims made in advertisements must be supported by scientific evidence, and the nature, quality, and properties of the medical device must be truthfully stated. Advertisements must not mislead readers or create unrealistic expectations regarding the safety, quality, or efficacy of the medical device. The use of superlatives or exaggerated claims should be avoided, and advertisements should not encourage inappropriate, indiscriminate, unnecessary, or excessive use of the medical device. Advertisements must not exploit the ignorance and credulity of the public or misuse research results or make unnecessary quotations from technical and scientific publications.

Advertisements of medical devices must not denigrate or unfairly attack any other products, goods, or services, or any other sector of the industry. Any comparative statements must not mislead the public about the advertised product or any product it is compared to. Advertisements must not cause fear, alarm, or distress to consumers, abuse trust, or exploit the lack of knowledge of any consumer.

Advertisements must not contain any claim or statement suggesting that the results of using the medical device are guaranteed, extraordinary, or better than any other identifiable treatment. Advertisements must not claim or imply that the medical device is 100% safe, has no side effects, or will not cause harm. False or erroneous claims indicating or suggesting that the use of the medical device is promoted, supported, or endorsed by the government or any public authority, including the HSA, must not be published.

Recommendations by healthcare professionals, including testimonials, support, and endorsements, must not be included in advertisements. Advertisers are advised to use caution when featuring pharmacies, healthcare institutions, or scenes of surgical procedures that may give the perception of endorsement by a healthcare professional.

The HSA may require advertisers to furnish copies of medical device advertisements that have been advertised or are about to be advertised for compliance review and investigation. If an advertiser contravenes the HPA and its regulations, the HSA may order the immediate cessation of the advertisement, reasonable measures to remove the offending advertisements that have been published/distributed, or the publication of a corrective advertisement containing specified information as per the HSA requirements.

MEDIFLY Manufacturer’s License. We currently hold a manufacturer’s license for our MEDIFLY product, which is registered as a Class C medical device. For more information on the classification of medical devices, please see the section “Government Regulation – Singapore” above. The conditions for such a license include:

●	Submitting (upon HSA’s request) medical devices for batch testing in accordance with a product standard prescribed by HSA, to a testing body recognized by HSA.
●	Reporting to HSA all reportable changes to the license, including changes to our Company’s name, address and ISO 13485 certification, within 15 days after the date of implementation of the change.
●	Not using the license in any form of advertisement.
●	Submitting (upon HSA’s request) the ISO13485 audit report.
●	Labelling our MEDIFLY product, which is manufactured for supply in Singapore, with Unique Device Identifier (UDI) and complying with the UDI requirements by the respective UDI compliance dates as set out on the HSA website.

Clinical Trials of Medical Devices. Regarding clinical trials of medical devices, under the HBRA, appropriate consent must be obtained, amongst other requirements, in the presence of a prescribed witness, and in writing from research subjects or tissue donors for clinical trials. Relevant information must be provided before obtaining such appropriate consent. Such relevant information includes:

●	the investigational nature of the biomedical research;
●	the purpose of the biomedical research;
●	the reasonably foreseeable risks, discomforts or inconveniences to a living research subject arising from the biomedical research;
●	the benefits which the research subject may reasonably expect from the biomedical research;
●	where applicable, whether there are alternative procedures or treatments available to the research subject, and the potential benefits and risks of such alternatives;
●	any compensation and treatment available to the research subject due to injury arising from participation in the research;
●	any anticipated expenses the research subject is likely to incur when participating in the biomedical research;
●	the extent to which information identifying the research subject will be kept confidential;
●	whether individually-identifiable information obtained from the research subject will be used for future biomedical research;
●	where applicable, whether biological material taken from the research subject will be destroyed, discarded or stored for future biomedical research;

●	whether the research subject’s participation involves information in individually-identifiable form;
●	any circumstances under which, the research subject will be contacted for further consent, including changes in the proposed research, serious adverse events leading to a change in the proposed research, the development of capacity by minors to make decisions and any other circumstances specific to a particular research proposal;
●	whether the research subject would wish to be re-identified given an incidental finding, if the proposed biomedical research expressly provides for such re-identification;
●	the research subject’s right to withdraw consent (as specified in the HBRA) and the limitations of such withdrawal;
●	the person or persons to contact to obtain further information on the biomedical research and to provide feedback in relation to the biomedical research, respectively;
●	such other information as the institutional review board may require; and
●	other relevant information as may be prescribed.

Additionally, the HBRA provides for additional safeguards when obtaining the appropriate consent of research subjects who are adults who lack mental capacity or are minors (i.e., a person who is below 21 years of age and who has never been married). Where the research subject is an adult who lacks mental capacity, appropriate consent must be obtained from: (a) the donee or deputy (if any) who is authorized to give consent on behalf of the said adult; or (b) where there is no donee or deputy who is authorized to give consent, such adult’s spouse, adult son or daughter, either parent or guardian, an adult brother or sister or person so named by the said adult as someone to be consulted on the matter in question or on matters of that kind. Where the research subject is a minor then, depending on the circumstances involved, appropriate consent will have to be obtained from the minor and/or the minor’s adult parent or guardian or a deputy who is authorized to give consent on behalf of the minor.

Further, under the HBRA, research institutions (i.e., bodies of persons which engage researchers to conduct human biomedical research in Singapore and exercises supervision and control over human biomedical research so conducted) must appoint one or more institutional review boards to review human biomedical research conducted as supervised and controlled by the research institution. Human biomedical research may only be conducted under the supervision of a research institution having a place of business in Singapore with least 2 individuals ordinarily resident in Singapore who are responsible for supervising and controlling the biomedical research. In addition, no person may conduct any human biomedical research unless he has:

●	made necessary arrangements with the research institution for the proposed research to be conducted under the supervision and control of the research institution;
●	ensured that the proposed research has been reviewed and approved (or exempted from review) by an institutional review board; and
●	obtained appropriate consent from the research subjects.

The HP(MD)R also regulates the manufacture, import and supply of medical devices used as clinical research materials. A person may manufacture / import / supply (by wholesale or otherwise) a medical device without holding the required license, if the planned use for the medical device is a clinical purpose in any clinical research. Where the medical device is supplied for use in any investigational testing, the statement “For Clinical Trial Use” or any other statement in English that conveys the same meaning should accompany the medical device.

Additionally, under Regulation 39A of the HP(MD)R, every person who supplies any medical device whose planned use is for a clinical purpose in any clinical research must (a) maintain a record relating to every receipt (where applicable) and every supply by the person of the medical device; and (b) produce such record for inspection by the relevant regulatory or enforcement authorities. Regulation 39A also prescribes the details that have to be maintained in the records.

The sponsor (i.e., a person who takes responsibility for the initiation, management or financing of any clinical research) must: (a) ensure that no person involved in the clinical research uses the medical device except for a clinical purpose in the research, and where the research requires approval of an institutional review board, with the approval of that board; (b) maintain a record of the putting to some other use, disposal or export of the medical device; and (c) produce such record for inspection by the relevant regulatory or enforcement authorities. Regulation 39B also prescribes the details that have to be maintained in the records.

Regulatory Requirements applicable to the Breeding of Lucilia cuprina

The CVPA prohibits the breeding, keeping, collecting, distributing, selling and import or export of any insect, including its egg, larva and pupa without the written permission of the DGPH.

We have accordingly obtained a permit to collect, breed, keep and sell Lucilia cuprina flies for the purpose of MDT, which will expire on 19 January 2027 if not renewed. This permit is subject to these conditions, amongst other conditions:

●	The permit holder shall maintain all records, reports and other documentation relating to the type(s) of use for the permitted vectors (i.e., Lucilia cuprina) for 3 years.
●	The permit holder shall, within such period as may be specified, make all records and other relevant documentation available for inspection and providing copies, at its cost, to the DGPH or his delegates.
●	The permit holder shall report every breach of these conditions within 24 hours of any incident.
●	Any breach of these conditions may result in the revocation of the permit.
●	The DGPH can revoke, cancel or suspend the permit at any time without giving any reason and the permit holder shall have no right to any claim for loss of revenue or any other claim in respect of such cancellation or suspension.

Regulatory requirements applicable to cosmetic products

The HP(CP-ACD)R are given effect under the HPA, and came into operation on 1 January 2008. The HP(CP-ACD)R regulate the supply and advertisement of, and record-keeping and reporting obligations in relation to, cosmetic products.

A person responsible for marketing a cosmetic product must notify HSA of the intention to place the said product on the market via the online Pharmaceutical Regulatory Information System, before actually placing the product on the market. The notification shall be submitted to the HSA accompanied by such particulars, information, documents and samples of the cosmetic product as required by the HSA. A new product notification is required if changes are made to: (a) brand name; (b) product name; (c) product type; (d) formulation; and (e) company change of distribution rights. Particulars to be submitted to the HSA include:

●	Particulars of local company responsible for placing the cosmetic product in the market;
●	Particulars of manufacturer; and
●	Particulars of product.

Separately, failing to adhere to stipulated requirements in terms of the content of cosmetic products can render the said product being deemed as an unwholesome product which cannot be manufactured in, imported into or supplied in Singapore. These requirements are listed below:

●	Cosmetic products shall not contain substances found in Part I of the Third Schedule of the HP(CP-ACD)R. These substances are prohibited for use in cosmetic products.
●	Substances found in Part II of the Third Schedule of the HP(CP-ACD)R, may only be used in cosmetic products provided the specified conditions are met. Depending on the substance, the conditions could be on the maximum concentration allowed to be used or labelling of special warning on the product packaging.
●	Only coloring agents, preservatives or ultraviolet filters found in Parts III, IV and V respectively of the Third Schedule of the HP(CP-ACD)R are allowed to be used in cosmetic products. The use of coloring agents, preservatives and ultraviolet filters are subject to the conditions specified, if any.

Separate requirements are applicable to the labelling of cosmetic products, including that:

●	A cosmetic product label must generally contain the: (i) product name, function and instructions on product usage; (ii) ingredient list; (iii) product weight or volume in the immediate container or package; (iv) batch number of that product; (v) name and address in Singapore of the product marketer; (vi) name of the country where the product was manufactured; (vii) special precautions to be observed when using the product; (viii) expiry date; and (ix) date of manufacture of the product.
●	Such information must appear on the outer packaging, or otherwise on the immediate container or package, or in a product leaflet.
●	Ingredients, if they appear in the: (i) International Cosmetic Ingredient Dictionary; (ii) British Pharmacopeia; (iii) United States Pharmacopeia; or (iv) Chemical Abstract Services, must generally be named according to the nomenclature in that standard reference, and be listed in descending order by weight, unless otherwise provided for in the HP(CP-ACD)R.
●	All information on the label shall be in English, and any other language, and all numbers, letters and symbols shall be legible, permanent, indelible and prominent. If a symbol or code is used, an explanation of the symbol or color shall be provided.
●	The label must not contain any statement, trademark, picture or other sign that: (a) the supply or use of the product is promoted or endorsed by HSA; or (b) likely creates an erroneous impression regarding the formulation, composition, quality or safety of the product.

There are several requirements applicable to claims made in advertising cosmetic products, including that:

●	Claims to modify a physiological process or to prevent or treat a disease / medical condition are forbidden.
●	Claims must generally be justified scientifically and/or by the cosmetic formulation or preparation itself.
●	All advertising claims must be fully substantiated when requested by the HSA, and comply with the principles and guidelines set out in the Singapore Code of Advertising Practice that is promulgated by the Advertising Standards Authority of Singapore.

Under the HP(CP-ACD)R, we must keep records of all cosmetic products we supply or which have been supplied on our behalf in Singapore, which records must be produced for inspection upon HSA’s request. The records are to be retained for 2 years after the date on which the product is supplied and shall contain the following information:

●	the name and notification number of the product;
●	the date on which the product was so supplied;
●	name and address of the person to whom the product was so supplied;
●	the quantity of the product so supplied; and
●	the identification number or mark (including the control number, lot number, batch number or serial number) of the product so supplied.

Where we become aware of any event or other occurrence that concerns any adverse effect arising from the use of the cosmetic product, we must report the adverse effect if the adverse effect has caused death, is life-threatening, has resulted in any person being hospitalized, or has caused any persistent or significant disability or incapacity in any person.

United States Regulation

The FDA regulates, among other things, the development, design, non-clinical and clinical testing, manufacturing, safety, effectiveness, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, adverse event reporting, advertising, promotion, marketing and distribution, and import and export and post-marketing surveillance of medical devices in the United States to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the Federal Food, Drug, and Cosmetic Act, or FDCA.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each new or significantly modified medical device commercially distributed in the United States requires either FDA clearance of a 510(k) premarket notification, or approval of a premarket approval, or PMA, application.

Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I devices are those for which safety and effectiveness can be assured by adherence to the FDA’s general controls for medical devices, which include compliance with the applicable portions of FDA’s CGMP for devices, as reflected in the Quality System Regulation, or QSR, establishment registration and device listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Most Class I devices are exempt from the premarket notification requirements. Class II devices are subject to the FDA’s general controls, and any other special controls deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, special labeling requirements, post-market surveillance, patient registries and FDA guidance documents.

Most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Class III devices include devices deemed by the FDA to pose the greatest risks, such as life sustaining, life supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, requiring approval of a PMA. Due to the level of risk associated with Class III devices, the FDA’s general controls and special controls alone are insufficient to assure their safety and effectiveness. Devices placed in Class III generally require the submission of a PMA application demonstrating the safety and effectiveness of the device, which must be approved by the FDA prior to marketing, or the receipt of a 510(k) de novo classification, which provides for the reclassification of the device in Class I or II.

The PMA process is generally more costly and time-consuming than the 510(k) process. Through the PMA application process, the applicant must submit data and information demonstrating reasonable assurance of the safety and effectiveness of the device for its intended use to the FDA’s satisfaction. The PMA application must provide valid scientific evidence that demonstrates to the FDA’s satisfaction a reasonable assurance of the safety and effectiveness of the device for its intended use.

If a new medical device does not qualify for the 510(k) premarket notification process because no predicate device to which it is substantially equivalent can be identified, the device is automatically classified into Class III.

Some pre-amendment devices are unclassified, but are subject to FDA’s premarket notification and clearance process in order to be commercially distributed.

Investigational Device Process

Clinical trials are almost always required to support a PMA and are sometimes required to support a 510(k) submission. In the United States, absent certain limited exceptions, human clinical trials intended to support medical device clearance or approval or to determine safety and effectiveness of a device for an investigational use must be conducted in accordance with the FDA’s investigational device exemption, or IDE, regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk,” to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of subjects.

Regardless of the degree of risk presented by the medical device, clinical studies must be approved by, and conducted under the oversight of, an Institutional Review Board, or IRB, for each clinical site. The IRB is responsible for the initial and continuing review of the IDE, and may pose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements. Acceptance of an IDE application for review does not guarantee that the FDA will allow the IDE to become effective and, if it does become effective, the FDA may or may not determine that the data derived from the trials support the safety and effectiveness of the device or warrant the continuation of clinical trials. An IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study plan or the rights, safety or welfare of human subjects. During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA’s regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and recordkeeping requirements. Additionally, after a trial begins, we, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including, but not limited to, the following:

●	The FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;
●	Patients do not enroll in clinical trials at the rate expected;
●	Patients do not comply with trial protocols;
●	Patient follow-up is not at the rate expected;
●	Patients experience adverse events;
●	Patients die during a clinical trial, even though their death may not be related to the products that are part of the trial;
●	Device malfunctions occur with unexpected frequency or potential adverse consequences;
●	Side effects or device malfunctions of similar products already in the market that change the FDA’s view toward approval of new or similar PMAs or result in the imposition of new requirements or testing; and
●	Institutional review boards and third-party clinical investigators may delay or reject the trial protocol.

510(k) Clearance Process

Under the 510(k) process, the manufacturer must submit to the FDA a premarket notification submission demonstrating that the proposed device is “substantially equivalent, “as defined in the FDCA, to a legally marketed predicate device. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process.

A device is considered to be substantially equivalent if, with respect to the predicate device, it has the same intended use and has either (i) the same technological characteristics; or (ii) different technological characteristics, but the information provided in the 510(k) submission demonstrates that the device does not raise different questions of safety or effectiveness than the predicate device.

Before the FDA will accept a 510(k) premarket notification for substantive review, the FDA will first assess whether the submission satisfies a minimum threshold of acceptability. If the FDA determines that the 510(k) submission lacks necessary information for substantive review, the FDA will issue a “Refuse to Accept” letter which generally outlines the information the FDA believes is necessary to permit a substantive review and to reach a determination regarding substantial equivalence. An applicant must submit the requested information before the FDA will proceed with additional review of the submission. If a 510(k) submission is accepted for substantive review, the Medical Device User Fee Amendments sets a performance goal of 90 days for FDA review of a 510(k) submission, but the review time can be delayed if FDA raises questions or requests addition information during the review process. As a practical matter, clearance often takes longer, and clearance is never assured. Thus, as a practical matter, clearance often takes longer than 90 days. Although many 510(k) premarket notifications are cleared without clinical data, the FDA may require further information, including clinical data, to make a determination regarding substantial equivalence, which may significantly prolong the review process. If the FDA agrees that the device is substantially equivalent, it will grant clearance to commercially market the device.

If the FDA determines that the device is substantially equivalent to a predicate device, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous requirements of the PMA approval process or can request a risk-based classification determination for the device in accordance with the “de novo” process, which is a route to market for certain novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device.

Medical devices can only be marketed for the indications for use for which they are cleared or approved. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, PMA approval or de novo reclassification. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k), de novo request or a PMA in the first instance, but the FDA may review this determination to evaluate the regulatory status of the modified product at any time and may require the manufacturer to cease marketing and/or request the recall of the modified device until 510(k) marketing clearance or PMA approval is obtained or a de novo request is granted. Also, in these circumstances, the manufacturer may be subject to significant regulatory fines or penalties.

PMA Approval Process

Class III devices require PMA approval before they can be marketed, although some pre-amendment Class III devices for which FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is safe and effective for its intended use, and the PMA must be supported by extensive data, including data from preclinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities, and controls used for manufacturing, and proposed labeling. Following receipt of a PMA, the FDA conducts an administrative review to determine whether the application is sufficiently complete to permit a substantive review. If it is not, the agency will refuse to file the PMA. If the FDA accepts the application for substantive review, it has 180 days under the FDCA to complete its review of a filed PMA application, although in practice, the FDA’s review often takes significantly longer, and can take up to several years. During this review period, the FDA may request additional information or clarification of information already provided, and the FDA may issue a major deficiency letter to the applicant, requesting the applicant’s response to deficiencies communicated by the FDA. The FDA considers a PMA or PMA supplement to have been voluntarily withdrawn if an applicant fails to respond to an FDA request for information (e.g., major deficiency letter) within a total of 360 days. Before approving or denying a PMA application, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to whether the FDA should approve the submission, approve it with specific conditions, or not approve it. The FDA may or may not accept the panel’s recommendation. Prior to approval of a PMA, the FDA may conduct inspections of the clinical trial data and clinical trial sites, as well as conduct inspections of the applicant or its third-party manufacturers ‘or suppliers ‘manufacturing facility or facilities to, among other things, ensure compliance with the QSR.

If the FDA evaluation of a PMA is favorable, the FDA will issue either an approval letter, or an approvable letter, the latter of which usually contains a number of conditions that must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of the device, subject to the conditions of approval and the limitations established in the approval letter. The FDA may approve a PMA with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported PMA approval or requirements to conduct additional clinical studies post-approval.

Ongoing Regulation by the FDA

Even after the FDA permits a device to be marketed, numerous and pervasive regulatory requirements continue to apply. These include:

●	Establishment registration and device listing with the FDA;

●	QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, supplier/contractor selection, compliant handling, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

●	Labeling regulations, advertising and promotion requirements, restrictions on sale, distribution or sale of a device, each including the FDA prohibition against the promotion of products for any uses other than those authorized by the FDA, which are commonly known as “off-label” uses;

●	The Medical Device Reporting, or MDR, regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

●	Medical device correction and removal reporting regulations, which require that manufacturers report to the FDA field corrections or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

●	Recall requirements, including a mandatory recall if there is a reasonable probability that the device would cause serious adverse health consequences or death;

●	An order of repair, replacement, or refund;

●	Device tracking requirements; and

●	Post-market study and surveillance requirements.、

After a device receives 510(k) clearance, any modification that could significantly affects its safety or effectiveness, or that would constitute a major change in its intended use, will require a new 510(k) or possibly a PMA. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with our determination not to seek a new 510(k) clearance, the FDA may retroactively require us to seek 510(k) clearance or possibly a PMA. The FDA could also require us to cease marketing and distribution and/or recall the modified device until 510(k) clearance or a PMA is obtained. Also, in these circumstances, we may be subject to significant regulatory fines and penalties. Some changes to an approved PMA device, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new PMA application or PMA supplement, as appropriate, before the change can be implemented. Supplements to a PMA often require the submission of the same type of information required for an original PMA application, except that the supplement is generally limited to that information needed to support the proposed change from the device covered by the original PMA. The FDA uses the same procedures and actions in reviewing PMA supplements as it does in reviewing original PMA applications.

FDA regulations require us to register as a medical device manufacturer with the FDA. Additionally, some states also require medical device manufacturers and/or distributors doing business within the state to register with the state or apply for a state license, which could subject our facility to state inspection as well as FDA inspection on a routine basis for compliance with the QSR and any applicable state requirements. These regulations require that we manufacture our products and maintain related documentation in a prescribed manner with respect to manufacturing, testing and control activities.

Manufacturing processes for medical devices are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. As a manufacturer, we are subject to periodic scheduled or unscheduled inspections by the FDA. Failure to maintain compliance with the QSR requirements could result in the shutdown of, or restrictions on, manufacturing operations and the recall or seizure of marketed products, which would have a material adverse effect on our business. The discovery of previously unknown problems with any of our products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that a manufacturer has failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

●	Refusing or delays in processing, clearing, or approving submissions or applications for new products or modifications to existing products;

●	Suspension or withdrawal of 510(k) clearances or PMA approvals that have already been granted;

●	FDA refusal to issue certification to foreign governments needed to export our products for sale in other countries;

●	Criminal prosecution;

●	Warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

●	Recalls, withdrawals, or administrative detention or seizure of our products; or

●	Operating restrictions or partial suspension or total shutdown of production;

Failure to comply with the applicable United States medical device regulatory requirements could result in, among other things, warning letters, untitled letters, fines, injunctions, consent decrees, civil penalties, unanticipated expenditures, repairs, replacements, refunds, recalls or seizures of products, operating restrictions, total or partial suspension of production, the FDA’s refusal to issue certificates to foreign governments needed to export products for sale in other countries, the FDA’s refusal to grant future premarket clearances or approvals, withdrawals or suspensions of current product clearances or approvals and criminal prosecution.

Mainland China

Supervision over Medical Devices and their Classification

The main regulatory authorities of mainland China’s medical device industry include the State Administration for Market Regulation, or SAMR, the National Medical Products Administration, formerly the China Food and Drug Administration, or CFDA, the National Development and Reform Commission, or NDRC, the National Health Commission, or NHC, and the National Healthcare Security Administration, or NHSA.

The Regulations on the Supervision and Administration of Medical Devices, or the Regulations on Medical Devices, as amended by the State Council on February 9, 2021 and became effective on June 1, 2021, regulates entities that engage in the R&D, production, operation, use, supervision and administration of medical devices in mainland China. Medical devices are classified according to their risk levels. Class I medical devices are medical devices with low risks, and the safety and effectiveness of which can be ensured through routine administration. Class II medical devices are medical devices with moderate risks, which are strictly controlled and administered to ensure their safety and effectiveness. Class III medical devices are medical devices with relatively high risks, which are strictly controlled and regulated through special measures to ensure their safety and effectiveness.

The evaluation of the risk levels of medical devices takes into consideration the medical devices’ objectives, structural features, methods of use and other factors. Registration is required for Class II and Class III medical devices; and filing is required for Class I medical devices. Furthermore, to engage in the business operator of Class II medical devices, the operator shall file for record with the authority department; and to engage in the production of Class II or Class III medical devices, the producer shall procure a permission with the authority department; while to engage in the production of Class I medical devices, the producer shall file for record with the authority department. Violations of the Regulations on Medical Devices shall result in various penalties ranging from fines (fixed range or based on the values of the illegally manufactured goods in severe violations), confiscation of products illegally sold and illegally obtained gains, revoking licenses, suspension of business, being refused to review and approve the medical devices permit within five years after such violation, or even criminal liability.

Registration and Filing of Medical Device Products

Pursuant to the Measures for the Administration of Registration and Filing of Medical Devices, which were promulgated by the SAMR on August 26, 2021 and came into effect on October 1, 2021, Class I medical devices shall be subject to product filing, while Class II and Class III medical devices shall be subject to product registration. For Class I domestic medical devices, the applicant shall submit filing materials to the medical products administrative departments at the level of cities divided into districts. For Class II domestic medical devices, the medical products administrative departments of provinces, autonomous regions and municipalities directly under the Central Government shall be responsible for examination, and issuance of registration certificates for medical devices. For Class III domestic medical devices, the NMPA shall be responsible for examination, and issuance of registration certificates for medical devices. For Class I imported medical devices, applicant shall submit filing materials to the NMPA. In addition, the Measures for the Administration of Registration and Filing of Medical Devices also sets out provisions on R&D, clinical evaluation, verification of the registration system, product registration, change of registration, renewal of registration and filing of medical devices.

A registrant shall proactively carry out post-marketing research on a medical device to further confirm the safety, effectiveness and quality control of a medical device, and strengthen the management of the listed medical device. For registered Class II and Class III medical devices, if there are any substantial changes in the design, raw materials, production techniques, applicable scope and usage, among others which may impact its safety and effectiveness, the registrants shall apply to the original registration departments to modify its registration; for other changes, registrants shall file the modifications with the original registration departments within 30 days from the date of the changes.

The Good Clinical Practice for Medical Devices Trials promulgated by the NMPA and the NHC, which was last amended on March 24, 2022 and became effective on May 1, 2022 stipulates the procedural requirements for medical device clinical trials, including, among others, the protocol design, implementation, monitoring, verification, inspection, and data collection, recording, preservation, analysis, summary and reporting procedure of a clinical trial. When conducting clinical trials for medical devices, an applicant shall formulate scientific and reasonable clinical trial protocols according to the purpose of the trial, and consider comprehensively the risks, technical characteristics, scope of application and expected use of the medical devices. The applicant shall select appropriate and qualified clinical trial institutions and researchers according to the medical device, and enter into a contract with them to specify the rights and obligations of each party in the clinical trials of medical devices. The applicant for clinical trials of medical devices shall be responsible for initiating, applying, organizing and monitoring such clinical trials, and shall be responsible for the authenticity and compliance of the clinical trials.

Regulations Regarding the Production of Medical Devices

Pursuant to the Regulations on Medical Devices, in addition to the medical device registration certificate, the medical device manufacturers shall file with the local NMPA at the municipal level or obtain a production license from the local NMPA at the provincial level before engaging in the production of medical devices. A medical device production license shall be valid for five years. The Measures for the Supervision and Administration of Medical Device Manufacture, was promulgated by the CFDA on July 20, 2004 and was last amended on March 10, 2022, which became effective on May 1, 2022, pursuant to which, in the event of entrusted manufacturing of medical devices, the medical devices registrant or the party undergoing filing shall assess the entrusted party’s quality assurance capabilities and risk management capabilities, and follow the guidelines for entrusted production to sign the quality agreement and the entrustment agreement with the entrusted party and to supervise the entrusted party to fulfill the obligations agreed upon in the agreement.

Pursuant to the Good Manufacturing Practice for Medical Devices, which was promulgated on December 29, 2014 and became effective on March 1, 2015, an enterprise engaging in the production of medical devices shall establish and maintain an effective quality control system in accordance with the requirements of the Good Manufacturing Practice for Medical Devices. The regulations set provisions on the organization and personnel, premises and facilities, equipment, document management, design and development, purchasing, production management, quality control, sales and after-sale services of medical devices. The enterprise shall establish a procurement control process and evaluate its suppliers by establishing an examination system to ensure the purchased products are in compliance with the statutory requirements. The enterprise shall implement risk management procedures to the entire process from design and development, production, sales and after-sale services, and the measures taken shall be appropriate to the risks of the products.

Regulation Regarding the Operation of Medical Devices

According to the Administrative Measures for Supervision of the Operation of Medical Devices, which was promulgated by the CFDA on July 30, 2014 and was later amended on November 17, 2017, and March 10, 2022, which became effective on May 1, 2022, pursuant to which, an enterprise engaging in the operations of Class I medical devices is not required to obtain an approval or filing. An enterprise engaging in the operations of Class II medical devices is required to obtain a product filing with the food and drug supervision and administration departments of the city with districts where it is located. An enterprise engaging in the operations of Class III medical devices shall obtain an operation permit from the food and drug supervision and administration departments of the city with districts where it is located. No operation permit or filing is required for the registrant, record holder or manufacturer to sell its medical devices at its domicile or production sites; while an operation permit or filing is required to store and sell medical devices in other places.

Regulations Regarding the Naming and Labeling of Medical Devices

In accordance with the Provisions on the Administration of Instructions and Labels of Medical Devices adopted at the executive meeting of the CFDA on June 27, 2014 and implemented on October 1, 2014, the contents in the instructions and labels of medical devices shall be scientific, true, complete, accurate and consistent with product features. Where the instructions and labels fail to meet the requirements set out in the provisions, the food and drug supervision and administration department at or above the county level shall impose penalties in accordance with Article 67 of the Regulation of Medical Devices.

The Naming Rules for the Generic Names of Medical Devices was promulgated by the CFDA and became effective from April 1, 2016. For purposes of strengthening the supervision and administration of medical devices and guaranteeing that generic names of medical devices are named in a scientific and standardized manner, the Naming Rules for the Generic Names of Medical Devices stipulates that medical devices sold and used within the territory of mainland China shall have a generic name.

Regulations Regarding the Safety Control of Medical Devices

Pursuant to the Administrative Measures for Medical Device Recalls, which was promulgated by the former CFDA on January 25, 2017 and became effective on May 1, 2017, medical device manufacturers are responsible for reducing and eliminating product defects, and voluntarily recalling any defective products. Defective medical devices include products (i) that would cause unreasonable risk to human health and life during the normal use; (ii) that do not conform to the required standards, or the technical requirements stipulated on the product registration or filing; (iii) that do not comply with relevant quality management requirements on the production and operation of medical devices and may cause unreasonable risk; and (iv) that need to be recalled.

As defects may cause severe consequences, medical device recalls are divided into three classes, namely: (i) Class I recall, where the circumstances leading to the recall may cause, or have caused, serious harm to health; (ii) Class II recall, where the circumstances leading to the recall may cause, or have caused, temporary or reversible harm to health; or (iii) Class III recall, where the circumstances leading to the recall are not likely to cause harm, but a recall is necessary.

Medical device manufacturers shall determine the appropriate recall class based on the situation and design and implement an appropriate recall plan by taking into consideration the recall class and the sale and use of the medical devices. For Class I recalls, the recall notice shall be published on the NMPA website and major media channels of the central government. For Class II and Class III recalls, the recall notice shall be published on the website of the provincial level, autonomous regions or municipalities of food and drug administrative authority.

In accordance with the Administration Measures for Medical Device Adverse Events Monitoring and Re-evaluation which was issued on August 13, 2018 and became effective on January 1, 2019, the holder of the medical device registration certificate is obliged to collect information with respect to adverse events and report to the monitoring technical regulators in a timely manner. The adverse events are classified as individual medical device adverse events and group medical device adverse events. In the event an individual medical device adverse event occurs, the holder is required to conduct an investigation immediately and report its findings within seven days if a death has occurred or within 20 days if a serious injury, possible serious injury or possible death has occurred. In the event a group medical device adverse event occurs, the holder, business operator or user aware of the group medical device adverse event shall report to the competent regulatory authorities within 12 hours.

Hong Kong

Currently, there is no specific legislation that regulates the manufacture, import, export and sale of medical devices in Hong Kong. However, depending on the nature and characteristics of the products concerned, some products may be regulated by existing pieces of legislation such as the Pharmacy and Poisons Ordinance (Cap 138), the Radiation Ordinance (Cap 303), and the Telecommunications Ordinance (Cap 106).

A statutory control framework for medical devices is being developed by the Hong Kong government to ensure that medical devices are safe, of good quality, and can perform as intended before they are allowed to be placed on the local market. To raise public awareness on the safe use of medical devices and enable traders to familiarize themselves with the future mandatory requirements, the Government has launched the voluntary Medical Device Administrative Control System (MDACS) since November 2004. The listing of medical devices and traders, and the Conformity Assessment Body (CAB) Recognition Scheme were implemented in phases. The MDACS covers classes II to IV (medium to high risk) general medical devices, classes B to D (medium to high risk) in vitro diagnostic medical devices, local manufacturers, importers, distributors and CABs. The MDACS has the same scope as that of the proposed legislative control framework.

Laws and Regulations Relating to Our Business in Singapore

As we operate primarily in Singapore, we are subject to all relevant laws and regulations of Singapore and may be affected by new laws, regulations and policies which are introduced by the Singapore government from time to time. We have identified the main laws and regulations (apart from those pertaining to general business requirements) that we anticipate may materially affect our operations, the relevant regulatory bodies and the licenses, permits and approvals typically required for the conduct of our business in Singapore.

The following description is a summary of material laws and regulations applicable to our operations in Singapore. The laws and regulations set out below are not exhaustive and are only intended to provide general information to investors and are neither designed nor intended to be a substitute for professional advice. Prospective investors should consult their own advisers regarding the implication of the relevant laws and regulations on us.

Regulations on Labor

Employment Act

The Employment Act 1968 of Singapore (the “Employment Act”) is the main legislation governing employment in Singapore and is administered by the Ministry of Manpower (“MOM”). The Employment Act covers every employee who is under a contract of service with an employer (which includes workmen and persons employed in managerial or executive positions but does not cover seafarers, domestic workers, and, under certain circumstances persons employed in a managerial or executive position. The definition of “employee” under the Employment Act does not extend to freelance contractors who have entered into a contract for service.

A workman is defined under the Employment Act as including, among others, (a) any person, skilled or unskilled, who has entered into a contract of service with an employer in pursuance of which he is engaged in manual labor, including any apprentice but excluding any seafarer or domestic worker; and (b) any person employed partly for manual labor and partly for the purpose of supervising in person any workman in and throughout the performance of his work.

Core employment provisions of the Employment Act, such as public holiday and sick leave entitlements, minimum days of annual leave, payment of salary and authorized deductions and reinstatement for wrongful dismissal, cover all employees (as defined in the Employment Act).

In addition to the core employment provisions of the Employment Act, Part 4 of the Employment Act contains provisions relating to, among other things, working hours, overtime, rest days, payment of retrenchment benefit, priority of retirement benefit, annual wage supplements and other conditions of work or service (“Part 4”). However, such Part 4 provisions only apply to: (a) workmen earning basic monthly salaries of not more than S$4,500; and (b) employees (excluding workmen or a person employed in a managerial or an executive position) earning basic monthly salaries of not more than S$2,600. An employer who breaches any provision of Part 4 is guilty of an offence and is liable on conviction for a fine not exceeding S$5,000, and for a second or subsequent offence a fine not exceeding S$10,000 or imprisonment for a term not exceeding 12 months or both.

Employers are required to provide to their employees who are covered by the Employment Act and who have entered into a contract of service with the employer on or after 1 April 2016, and are employed for a continuous period of 14 days or more, a written record of the key employment terms of the employee. The key employment terms required to be provided (unless inapplicable to such employee) include, among other things, working arrangements (such as daily working hours, number of working days per week and rest day(s)), salary period, basic salary, fixed allowances and deductions, overtime rate of pay, types of leave and other medical benefits.

Employment of Foreign Manpower Act

The employment of foreign employees in Singapore is governed by the Employment of Foreign Manpower Act 1990 of Singapore (the “EFMA”) and is regulated by the MOM. The EFMA prescribes the responsibilities and obligations of employers of foreign employees in Singapore.

The EFMA provides that no person shall employ a foreign employee unless the foreign employee has obtained a valid work pass from the MOM in accordance with the Employment of Foreign Manpower (Work Passes) Regulations 2012, which allows the foreign employee to work for him. Any person who fails to comply with or contravenes this provision of the EFMA is guilty of an offence and will: (a) be liable on conviction for a fine not less than S$5,000 and not more than S$30,000 or imprisonment for a term not exceeding 12 months or both; and (b) on a second or subsequent conviction: (i) in the case of an individual, be liable for a fine of not less than S$10,000 and not more than S$30,000 and imprisonment for a term of not less than one month and not more than 12 months; or (ii) in any other case, be punished with a fine of not less than S$20,000 and not more than S$60,000.

Regulations on Provident Fund

Central Provident Fund Act

The Central Provident Fund (the “CPF”) system is a mandatory social security savings scheme funded by contributions from employers and employees. Pursuant to the Central Provident Fund Act 1953 of Singapore (“CPFA”), an employer is obliged to make CPF contributions for all employees who are Singapore citizens or permanent residents who are employed in Singapore by an employer (which do not include those who are employed as a master, a seaman or an apprentice in any vessel, subject to an exception for non-exempted owners). However, CPF contributions do not apply to employees who are not a citizen or permanent resident of Singapore. CPF contributions are required for both ordinary wages and additional wages (subject to an ordinary wage ceiling and an additional wage ceiling) of employees at the applicable prescribed rates which is dependent on, among other things, the amount of monthly wages and the age of the employee. Employers must pay both the employer’s and employee’s share of the monthly CPF contribution. However, an employer can recover the employee’s share of CPF contributions by deducting it from their wages when the contributions are paid for that month.

Where the amount of the contributions which an employer is liable to pay under the CPFA in respect of any month is not paid within such period as may be prescribed, the employer shall be liable for the payment of interest on the amount for every day the amount remains unpaid commencing from the first day of the month succeeding the month in respect of which the amount is payable and the interest shall be calculated at the rate of 1.5% per month or the sum of S$5, whichever is greater. Additionally, where any employer who has recovered any amount from the monthly wages of an employee in accordance with the CPFA fails to pay the contributions to the CPF within such time as may be prescribed, he will be guilty of an offence and will be liable on conviction for a fine not exceeding S$10,000 or imprisonment for a term not exceeding seven years or both. Lastly, where a person has been convicted of an offence under the CPFA but there are no penalties provided, the offender may be liable for a fine not exceeding S$5,000 or imprisonment for a term not exceeding six months or both, and where the offence is repeated by the same offender, the offender may be liable for a fine not exceeding S$10,000 or imprisonment for a term not exceeding 12 months or both.

Regulations on Import and Export

Customs Regulations

Goods exported from, or imported into, Singapore are regulated under the Customs Act 1960 of Singapore (the “Customs Act”). To export goods from, or import goods into, Singapore, the exporter or importer (as the case may be) is required to declare the goods to Singapore Customs, a department under the Ministry of Finance, which is the lead agency for trade facilitation and revenue enforcement. Goods and services tax (“GST”) is not levied on goods exported from Singapore. A customs export permit is required for, among other things, the export of locally manufactured goods or local GST paid goods, the export of goods from free trade zones, dutiable goods from licensed warehouses and non-dutiable goods from a zero-rated warehouse. A customs import permit is required for the import of goods into Singapore.

Exporters and importers may be penalized if they do not comply with the requirements and conditions imposed under the Customs Act. A person who makes an incorrect declaration or fails to make a declaration of goods imported into, exported from or transshipped in Singapore may be liable on conviction for a fine not exceeding S$10,000, or the equivalent of the amount of the customs duty, excise duty or tax payable, whichever is the greater amount, or imprisonment for a term not exceeding 12 months, or both.

Regulations on Workplace Safety and Health

Workplace Safety and Health Act 2006

The Workplace Safety and Health Act 2006 of Singapore (“WSHA”), which is regulated by the MOM, provides that every employer has the duty to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of its employees at work. These measures include: (a) providing and maintaining for the employees a work environment that is safe, without risk to health, and adequate as regards to facilities and arrangements for employees’ welfare at work; (b) ensuring that adequate safety measures are taken in respect of any machinery, equipment, plant, article or process used by the employees; (c) ensuring that the employees are not exposed to hazards arising out of the arrangement, disposal, manipulation, organization, processing, storage, transport, working or use of things in or near their workplace and under the control of the employer; (d) developing and implementing procedures for dealing with emergencies that may arise while those persons are at work; and (e) ensuring that the employees at work have adequate instruction, information, training and supervision as is necessary for them to perform their work.

Any person who breaches his duty under the WSHA is guilty of an offence and will be liable on conviction, in the case of a body corporate, to a fine not exceeding S$500,000 and if the contravention continues after the conviction, the body corporate shall be guilty of a further offence and will be liable to a fine not exceeding S$5,000 for every day or part thereof during which the offence continues after conviction. For repeat offenders, where a person has on at least one previous occasion been convicted of an offence under the WSHA that causes the death of any person and that person is subsequently convicted of the same offence that causes the death of another person, the court may, in addition to any imprisonment, if prescribed, punish the person, in the case of a body corporate, with a fine not exceeding S$1 million and, in the case of a continuing offence, with a further fine not exceeding S$5,000 for every day or part thereof during which the offence continues after conviction.

Under the WSHA, it is the duty of any person who manufactures any machinery, equipment or hazardous substance (“MEHS”) for use at work to ensure, so far as is reasonably practicable, that (a) information regarding the safe use of the MEHS is available to any person to whom the MEHS is supplied for use at work (which should include precautions to be taken for the proper use and maintenance of such MEHS, the health hazards associated with the MEHS and the information relating to and the results of any examinations or tests of the MEHS that are relevant to its safe use); (b) the MEHS are safe, and without risk to health, when properly used; and (c) the MEHS are examined and tested in compliance with the obligation imposed by paragraph (b). The duties imposed on any person in respect of the aforementioned shall (i) apply only if the MEHS are manufactured or supplied in the course of a trade, business, profession or undertaking carried on by the person (whether for profit or not); (ii) apply whether the MEHS are exclusively manufactured or supplied for use by persons at work; (iii) extend to the supply of the MEHS by way of sale, transfer, lease or hire and whether as principal or agent, and to the supply of the MEHS to a person for the purpose of supply to others; and (iv) not apply to a person by reason only that the person supplies the machinery or equipment under a lease-purchase agreement, conditional sale agreement or credit-sale agreement to another (the “Customer”) in the course of a business of financing the acquisition of the machinery or equipment by the Customer from others. In the event any person contravenes the relevant provision in the WSHA that imposes the aforementioned duty on such person, that person is guilty of an offence, and liable on conviction (in the case of a natural person) for a fine not exceeding S$200,000 or imprisonment for a term not exceeding two years or both, or (in the case of a body corporate) for a fine not exceeding S$500,000.

Further, the Commissioner for Workplace Safety and Health (the “CWSH”) may serve a remedial order or a stop-work order in respect of a workplace if he is satisfied that (a) the workplace is in such condition, or is so located, or any part of the machinery, equipment, plant or article in the workplace is so used, that any work or process carried on in the workplace cannot be carried on with due regard to the safety, health and welfare of persons at work; (b) any person has contravened any duty imposed by the WSHA; or (c) any person has done any act, or has refrained from doing any act which, in the opinion of the CWSH, poses or is likely to pose a risk to the safety, health and welfare of persons at work.

A remedial order will direct the person served with the order to take such measures, to the satisfaction of the CWSH, to, among other things, remedy any danger so as to enable the work or process in the workplace to be carried on with due regard to the safety, health and welfare of the persons at work. A stop-work order will direct the person served with the order to immediately cease to carry on any work or process indefinitely or until such measures as are required by the CWSH have been taken, to the satisfaction of the CWSH, to remedy any danger so as to enable the work or process in the workplace to be carried on with due regard to the safety, health and welfare of the persons at work, and shall specify the date on which such order is to take effect.

Under the WSHA, if the CWSH becomes aware of any accident, dangerous occurrence (such occurrences being set out in the First Schedule of the WSHA) or occupational disease (including the diseases set out in the Second Schedule of the WSHA) in a workplace, the Commissioner may direct an inspector to investigate the circumstances of the accident, dangerous occurrence or occupational disease. The occupier of a workplace in which an accident, a dangerous occurrence or occupational disease occurs must take all reasonable measures to prevent any person from modifying the scene where any fatal accident, dangerous occurrence or occupational disease occurred.

Additionally, under the WSHA, inspectors appointed by the CWSH may, among others, enter a workplace to make such examination and inquiry as may be necessary to ascertain whether the provisions of the WSHA are complied with, to take samples of any material or substance found in a workplace or being discharged from any workplace for the purpose of analysis or test, to assess the levels of noise, illumination, heat or harmful or hazardous substances in any workplace and the exposure levels of persons at work therein and to take into custody any article in a workplace which is relevant to an investigation or inquiry under the WSHA.

Workplace Safety and Health (Noise) Regulations 2011

Pursuant to the Workplace Safety and Health (Noise) Regulations 2011 (the “WSH(N)R”), the occupier of a workplace must take reasonably practicable measures to reduce or control the noise from any machinery or equipment used or from any process, operation or work carried out by him in the workplace, so that no person at work in the workplace is exposed or likely to be exposed to excessive noise. This may include replacing noisy machinery, equipment, processes, operations or work with less noisy machinery, equipment, processes, operations or work, and such other measures as prescribed under the WSH(N)R. Where it is not practicable to reduce the noise, the occupier of a workplace shall limit the duration of time persons at work are exposed to the noise in accordance with the time limits prescribed in the Schedule under the WSH(N)R. Any person who contravenes the aforementioned is guilty of an offence and is liable on conviction for a fine not exceeding S$20,000 or imprisonment for a term not exceeding two years or both, and if the person is a repeat offender, for a fine not exceeding S$50,000 or imprisonment for a term not exceeding two years or both.

Workplace Safety and Health (Risk Management) Regulations

Pursuant to the Workplace Safety and Health (Risk Management) Regulations, the employer in a workplace is required to, among other things, conduct a risk assessment in relation to the safety and health risks posed to any person who may be affected by his undertaking in the workplace, take all reasonably practicable steps to eliminate or minimize foreseeable risks to any person who may be affected by his undertaking in the workplace, implement safe work procedures to control the risks, and to inform workers of the same, maintain records of such risk assessments and measures/safe work procedures for a period of not less than three years and submit such records to the CWSH when required by the CWSH from time to time. Any employer who, without reasonable excuse, contravenes the regulations pursuant to which the aforementioned requirements are imposed, is guilty of an offence and is liable on conviction for, depending on the specific regulation contravened: (i) a fine not exceeding S$50,000 or imprisonment for a term not exceeding two years or both; (ii) a fine not exceeding S$20,000 or imprisonment for a term not exceeding two years or both, and if the person is a repeat offender, for a fine not exceeding S$50,000 or imprisonment for a term not exceeding two years or both; or (iii) a fine not exceeding S$10,000, and if the person is a repeat offender, for a fine not exceeding S$20,000 or imprisonment for a term not exceeding six months or both.

Workplace Safety and Health (General Provisions) Regulations (“WSH(GP)R”)

More specific duties imposed on employers are laid out in the WSH(GP)R. Some of these duties include (a) taking effective measures to protect persons at work from the harmful effects of any exposure to any biohazardous material which may constitute a risk to their health; (b) taking reasonably practicable measures to prevent the accumulation of any toxic dust, fumes, gas, vapor, mist, fiber or other contaminants; (c) providing, maintaining and keeping clean, sufficient and suitable sanitary conveniences for employees in the work place; and (d) providing and maintaining sufficient and suitable lighting for such sanitary conveniences.

It is also mandatory for at least one board director or chief executive officer of our Singapore Subsidiary to complete the Top Executive WSH Programme, as the Singapore Subsidiary is in the manufacturing industry and the manufacturing industry is a high-risk industry according to the Singapore Standard Industrial Classification. The Singapore Subsidiary is therefore a regulated person (i.e., a person that carries on a business in Singapore, the general nature of which is or includes a high-risk industry) under Regulation 38B of the WSH(GP)R. A regulated person that contravenes this requirement shall be guilty of an offence and shall be liable on conviction to a fine not exceeding $20,000 and, in the case of a continuing offence, to a further fine not exceeding $1,000 for every day or part of a day during which the offence continues after conviction.

Work Injury Compensation Act

The Work Injury Compensation Act 2019 of Singapore (“WICA”), which is regulated by the MOM, applies to all employees who have entered into or work under a contract of service (including an apprenticeship contract) with an employer. The WICA does not cover self-employed persons or independent contractors. However, the WICA does provide that, where any person (referred to as the principal) in the course of or for the purpose of his trade or business contracts with any other person (referred to as the subcontractor employer), the principal shall be liable to compensate those employees of the subcontractor employer who were injured while employed in the execution of work for the principal where directed by the Commissioner. The WICA provides that if an employee dies or sustains personal injuries in a work-related accident or contracts occupational diseases in the course of the employment, the employer shall be liable to pay compensation in accordance with the provisions of the WICA. An injured employee is entitled to claim medical leave wages, medical expenses and lump sum compensation for permanent incapacity or death, subject to certain limits stipulated in the WICA.

Under the WICA, every employer is required to insure and maintain insurance under approved policies with an insurer against all liabilities which he may incur under the provisions of the WICA in respect of all employees employed by him, unless specifically exempted. Failure to provide adequate insurance is an offence carrying a fine of up to S$10,000 or imprisonment for a term of up to 12 months, or both.

Regulations on Environmental Protection and Waste Disposal

Environmental Public Health Act 1987

Administered by the NEA, the Environmental Public Health Act 1987 of Singapore (the “EPHA”) regulates, among other things, the disposal and treatment of industrial waste and public nuisances. The DGPH may, pursuant to the EPHA, upon receipt of any information with respect to the existence of a nuisance liable to be dealt with summarily under the EPHA and if satisfied of the existence of a nuisance, serve a nuisance order, requiring measures to be taken to remedy the nuisance, on the person by whose act, default or sufferance the nuisance arises or continues, or if the person cannot be found, on the owner or occupier of the premises on which the nuisance arises. Examples of the nuisances which may be liable to be dealt with summarily under the EPHA include (a) any factory or workplace which is not kept in a clean state; (b) any place where there exists or is likely to exist any condition giving rise, or capable of giving rise to the breeding of flies or mosquitoes; (c) the keeping of any animal in such numbers as to become a nuisance; (d) any dust, effluvium, accumulation or deposit which is a nuisance or injurious or dangerous to health; or (e) the issue of any fumes, vapours, gases, heat, radiation or smells in any premises which is a nuisance or injurious or dangerous to health. Any failure to comply with the nuisance order served is an offence and such person is liable upon first conviction to a fine not exceeding S$10,000 and to a further fine not exceeding S$1,000 for every day during which the offence continues after conviction.

Additionally, under the EPHA, no person must dispose of or cause or permit to be disposed of industrial waste in or at any place except in or at a public disposal facility or a disposal facility established pursuant to a waste disposal licence granted by the DPGH. Any failure to comply with the aforementioned obligation under the EPHA concerning the disposal of industrial waste shall be guilty of an offence and shall be liable on first conviction to a fine not exceeding $10,000 or to imprisonment for a term not exceeding 12 months or to both.

Further, the occupier of any work place where industrial waste is being produced must keep or store the waste before disposal in a proper and efficient manner so as not to create a nuisance or to cause any risk, harm or injury to persons or animals or is likely to pollute the environment. Any person who contravenes such provision shall be guilty of an offence and liable on first conviction to a fine not exceeding $5,000.

Environmental Protection and Management Act 1999

Administered by the NEA, the Environmental Protection and Management Act 1999 of Singapore and its subsidiary legislation regulate, among other things, environmental pollution control in Singapore. Pursuant to the Environmental Protection and Management (Boundary Noise Limits for Factory Premises) Regulations (“EPM(BNLFP)R”), the owner or occupier of any factory premises shall ensure that the level of noise emitted from his premises does not exceed the maximum permissible noise levels as set out in the First Schedule to the EPM(BNLFP)R. The maximum permissible noise levels may vary depending on the type of premise being so affected, such premises may include, among others, noise sensitive premises that require peace and quiet, residential premises and commercial premises. Any person who fails to comply with the aforementioned restrictions is guilty of an offence and liable upon conviction for (a) a fine not exceeding S$5,000 on the first conviction, and in the case of a continuing offence, to a further fine not exceeding S$200 for every day or part thereof the offence continues after the conviction; and (b) a fine not exceeding S$10,000 on a subsequent conviction, and in the case of a continuing offence, to a further fine not exceeding S$300 for every day or part thereof during which the offence continues after conviction.

Regulations on Data Protection

Data Protection Obligations

The Personal Data Protection Act 2012 of Singapore (“PDPA”) is a legal framework which establishes the Singapore regime for the protection of personal data, and governs the collection, use and disclosure of personal data by organisations. In this regard, “personal data” as defined under the PDPA refers to data, whether true or not, about an individual who can be identified from that data, or from that data and other information to which the organization has or is likely to have access.

An organization is required to comply with the following obligations imposed by the PDPA:

(a) Purpose limitation obligation – personal data must be collected, used or disclosed only for purposes that a reasonable person would consider appropriate in the circumstances, and if applicable, have been notified to the individual concerned;

(b) Notification obligation – individuals must be notified of the purposes for the collection, use or disclosure of their personal data before such collection, use or disclosure;

(c) Consent obligation – the consent of individuals must be obtained for any collection, use or disclosure of their personal data, unless collection, use or disclosure of personal data without the individual’s consent is required or authorized under the PDPA or other written law. In addition, an organization must allow the withdrawal of consent which has been given or is deemed to have been given;

(d) Access and correction obligations – when requested by an individual and unless exceptions under the PDPA apply, an organization must: (i) provide that individual with access to his personal data in the possession or under the control of the organization and information about the ways in which his personal data has been or may have been used or disclosed during the past year, and/or (ii) correct an error or omission in his personal data that is in the possession or under the control of the organization;

(e) Accuracy obligation – an organization must make reasonable efforts to ensure that personal data collected by or on its behalf is accurate and complete if such personal data is likely to be used by the organization to make a decision affecting the individual to whom the personal data relates or if such personal data is likely to be disclosed to another organization;

(f) Protection obligation – an organization must make reasonable security arrangements for the protection of personal data in its possession or under its control;

(g) Retention limitation obligation – an organization must not keep personal data for longer than it is necessary to fulfill: (i) the purpose for which it was collected, or (ii) a legal or business purpose;

(h) Transfer limitation obligation – personal data must not be transferred out of Singapore except in accordance with the requirements prescribed under the PDPA; and

(i) Openness obligation – an organization must implement the necessary policies and practices in order to meet the obligations under the PDPA and shall make information about its policies and practices available on request.

Organisations have mandatory obligations to assess data breaches they suffer, and to notify the Personal Data Protection Commission of Singapore (“PDPC”) and the relevant individuals affected by the data breach where the data breach is of a certain severity.

The PDPA establishes various offences relating to the improper use of personal data, certain methods of collecting personal data and certain non-compliance with the requirements under the PDPA. These offences may be applicable to organisations, their officers, agents and/or their employees. Offenders may be liable on conviction to fines and/or imprisonment. The PDPA grants the PDPC significant regulatory powers to ensure compliance with the PDPA, including powers to investigate, give directions and impose financial penalties. In addition, the PDPA created a right of private action, pursuant to which the Singapore courts may grant damages and/or relief by way of injunction or declaration, to persons who suffer loss or damage directly as a result of contraventions of certain requirements under the PDPA.

Do Not Call Obligations

Apart from the data protection obligations imposed under the PDPA, the PDPA also generally prohibits organisations and individuals from sending direct marketing messages (in the form of voice calls, text or fax messages) to Singapore telephone numbers, including mobile, fixed-line, residential and business numbers, registered with the Do Not Call Registry (the “DNC Registry”), as maintained by the PDPC (the “DNC Obligations”). The DNC Obligations only apply to the sending of “specified messages” as defined in the PDPA, which are marketing messages that offer, promote or advertise goods or services.

Pursuant to the DNC Obligations, before an organization sends any specified messages to a Singapore telephone number, it must check whether that Singapore telephone number is listed in the relevant register of the DNC Registry.

C. Organizational structure.

See “—A. History and Development of the Company.”

D. Property, plants and equipment.

See “—B. Business Overview—Facilities.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this Report.

Overview

We are a Singapore-based biomedical and biotechnology company that is dedicated to the development and commercialization of innovative products for the management of chronic wounds and the health and beauty sector. Our expertise in biomedical research allows us to identify and utilize materials derived from natural sources to develop wound care products in the form of medical devices meeting international standards. We believe we will be able to build upon and leverage such expertise to develop innovative cosmeceutical products in the future.

As of December 31, 2024, we manufactured and distributed our MEDIFLY products. The MEDIFLY products are used as a biological debridement tool for chronic wounds, in a procedure known as Maggot Debridement Therapy, or MDT, which is an effective alternative to surgical debridement. In addition to our currently commercialized MEDIFLY products, we have two lines of chronic wound care products in our pipeline. Such lines of pipeline chronic wound care products include:

●	Collagen dressings, including sponges, particles and hydrogels utilizing bullfrog collagen derived from the valorization of abattoir waste streams of American bullfrogs (Lithobates catesbeianus); and
●	Products utilizing medical leeches for wound treatment.

We currently expect development of such products to take place over the course of 2025 and 2026 and to become commercially available subject to regulatory approval.

We have been selling our MEDIFLY products primarily in Singapore since February 2020. In March 2023, our MEDIFLY products became commercially available in Hong Kong. Looking ahead, we have strategic plans in place for 2025 and 2026 to expand our sales and establish physical operations in several key regions, including the Middle East (in particular, the member states of the Gulf Cooperation Council, or GCC), and mainland China. These expansion initiatives will further enable us to cater to the growing demand for our products in these promising markets, cementing our position as a trusted player in the field of chronic wound care and treatment.

For our cosmeceuticals business, we introduced three products in 2023, including a hydrating balm product, a muscle energy cream and a pain relief muscle patch. For our currently commercialized cosmeceutical products, we have commissioned original equipment manufacturers of skincare products to develop the formulation and manufacture the substantially finished and finished products. In addition, we plan to explore the possibility of developing a range of potential cosmeceutical product candidates incorporating bullfrog collagen using the novel collagen production technology that we are currently developing with a view to making them commercially available between 2025 and 2028, subject to the progress of the relevant R&D work.

We offer our chronic wound care products to both public and private hospitals and clinics, where patients can obtain them through prescription from a physician. Our customers primarily include major public and private hospitals and clinics in Singapore. Our commercialized cosmeceutical products can be purchased directly by individual customers through a variety of channels, including retailers and gyms in Singapore and other countries such as Malaysia and Australia, as well as online shopping platforms such as Shopee.

As of December 31, 2024, we had 14 full-time employees. For the years ended December 31, 2022, 2023, and 2024, our revenue amounted to S$56,599, S$100,773, and S$48,321 (US$35,522), respectively, while we recorded net loss of S$1,094,516, S$1,119,555, and S$1,560,535 (US$1,147,199), respectively, for the same periods.

A. Operating results

Key Factors Affecting Our Results of Operations

Our results of operations have been, and are expected to continue to be, affected by various factors, which primarily include the following:

Product pipeline and commercialization

Our business and results of operations depend on our ability to successfully develop and commercialize our pipeline products and product candidates and the timing of obtaining regulatory approvals and commercializing such products. As of December 31, 2024, we had fully commercialized one distinct line of chronic wound care products, our MEDIFLY products, which accounted for 78.4% and 71.2% of our revenue for the year ended December 31, 2023 and 2024, respectively. We have a number of pipeline chronic wound care products and cosmeceutical products under development. Our ability to grow our revenue and timing of such growth is largely dependent on whether and when we are able to develop and commercialize these products.

Our results of operations also depend on our ability to successfully commercialize our pipeline products upon approval. The commercial success of our products depends upon the degree of market acceptance each of such products achieves, particularly among hospitals and physicians. Physicians’ and hospitals’ receptiveness to our products in turn depends on, among others, our ability to convince them as to the distinctive characteristics, advantages, safety and cost effectiveness of our products as compared to our competitors’ products.

Growth of the chronic wound care market in our intended markets

The overall growth of the medical device market, in particular the chronic wound care market, will significantly affect our financial performance and future growth. According to Fortune Business Insights, the market size for the global chronic wound care market was US$14.24 billion in 2024 and is expected to reach US$25.22 billion in 2032, representing a CAGR of 7.4%. during the period. In particular, with the escalating prevalence of lifestyle diseases such as diabetes, aging populations, enhanced patient health awareness, favorable government policies, increased patient affordability and improved clinical practice of physicians, in the countries/regions where we currently operate or intend to operate in the near future, namely, Southeast Asia, China, the United States and the Middle East, chronic wound care market is expected to grow steadily in the foreseeable future.

We believe that we will benefit from the expected growth of the global and regional chronic wound care market. Through our robust product pipeline, research and development expertise, in-house manufacturing capabilities and knowledge navigating the complex regulatory approval process, we believe we are well positioned to capture the significant potential growth in the chronic wound care medical device market.

Our ability to attract customers and educate health practitioners to the benefit of our products

We generate revenue primarily from the provision of our chronic wound care products. Our sustainable revenue growth depends significantly on our ability to retain and attract customers, primarily including hospitals and clinics in Singapore, which, in turn, relies on our ability to educate healthcare practitioners regarding the utilization of our products in wound care environments. Healthcare practitioners hold a crucial role in deciding the treatment path for patients and selecting the appropriate products, if needed, for their care. To ensure the acceptance and adoption of our wound care products, it is essential to educate healthcare practitioners about the features, advantages, safety, clinical effectiveness, and cost-effectiveness of our products. This includes providing insights on potential comparisons with competitor products and offering training on the correct application of our products to healthcare practitioners. As such, we allocate substantial resources to training our sales professionals and to continuously augmenting their knowledge and capabilities on a continuous basis.

For the years ended December 31, 2023, 2024 and up to the date of this annual report, our wound care products had been prescribed by health practitioners in a number of major general hospitals in Singapore and Hong Kong. In addition, we have either held and/or participated in over 10 educational conferences and talks during the same period. Our ability to continue to enhance our recognition among chronic wound care professionals and their potential patients is critical to our ability to continue to grow our revenue and achieve profitability.

Favorable Government Policies and Medical Insurance Coverage

Government policies and medical insurance coverage significantly affect the overall medical device industry, and specifically they can directly affect the end-market prices, sales volume and market acceptance of our products.

We have received government grants in the amount of S$51,069, S$36,086 and S$41,351 (US$30,398) for the years ended December 31, 2022, 2023 and 2024, respectively, due to the Jobs Support Scheme and Jobs Growth Incentive from Inland Revenue Authority of Singapore, which is designed to support and encourage local hiring in Singapore. In addition, the Smart Nation initiative led by the government of Singapore is expected to support the increased demand for medical devices by the rapidly ageing population to drive the market in Singapore. Furthermore, the Research, Innovation and Enterprise Plan (RIE2025), launched by the government of Singapore, holds a budget of around S$25 billion with ‘Human Health and Potential’ as one of the major areas of focus. These broader government policies and initiatives will help accelerate the innovation and upgrading of medical device industry, and boost the development of the medical device market into the future. However, we cannot assure you that the government grants we are currently benefiting from and the favorable government policies will continue in the future. See “Risk Factors – Risks Relating to Our Business and Industry – The reduction or discontinuation of government grants currently available to us may have a material adverse effect on our business operations and financial condition.”

Additionally, the growth in population coverage and funding for public medical insurance programs have significantly improved patients’ abilities to pay for medical treatment, resulting in considerable growth in both patient enrollment and average spending. As a result, whether our products, including pipeline products expected to become commercially available, can be included in government insurance coverage in the jurisdictions where we currently operate or intend to enter, will have a material impact on the demand for our products, the sales volume of our products and our financial performance. However, there are uncertainties as to whether the government will continue to increase its healthcare spending, and whether our products can be included in the public insurance coverage, and different jurisdictions may have different practices for the reimbursement of our products.

Key Components of Results of Operations

Revenue

For the years ended December 31, 2022, 2023, and 2024, we generated revenue of S$56,599, S$100,773 and S$48,321 (US$35,522), respectively. We derive all of our revenue from sale of our products. For the year ended December 31, 2022, 2023 and 2024, 100.0%, 78.4% and 71.2% of our revenue was derived from the sales of our MEDIFLY products, with the remaining 0.0%, 21.6% and 28.8% coming from sales of our cosmeceutical products respectively, which we began selling in April 2023. For the year ended December 31, 2022, 2023 and 2024, 100.0%, 87.9% and 89.9% of our revenue was derived from customers located in Singapore, with the remainder of our revenue derived from customers located in Hong Kong and Australia respectively.

Cost of revenues

Our cost of revenues primarily consists of production staff salaries and contributions, rental for production space and the costs of breeding Lucilia cuprina flies and consumables used. For the years ended December 31, 2023 and 2024, our cost of revenues was S$64,168 and S$51,345 (US$37,745) respectively. The following table sets forth components of our cost of revenues for the years indicated:

	Year ended December 31,
	2022	2023	2024	2024
	S$	S$	S$	US$

Production staff salaries and contributions	10,609	10,632	11,583	8,515
Rental for production space	15,655	15,073	15,073	11,081
Utilities used for production	2,615	3,606	5,658	4,159
Depreciation for production equipment	1,932	8,064	10,499	7,718
Direct cost for cosmeceutical product	-	15,624	5,753	4,229
Breeding for Lucilia cuprina flies and consumables used	5,810	11,169	2,779	2,043
Total	36,621	64,168	51,345	37,745

Gross profit and gross profit margin

Our gross profit and gross profit margin are primarily affected by the pricing of the products as well as the fluctuation for some of the consumables in cost of sales. For the years ended December 2022, 2023 and 2024, our gross profit and loss was S$19,978, S$36,605 and S$3,024 (US$2,223), respectively. Our gross profit and loss margin was 35.3%, 36.3% and 6.3%, respectively, for the same periods.

Operating expenses

Selling, general and administrative expenses

Our selling, general and administrative expenses primarily consist of (i) selling and marketing expenses; (ii) payroll and employee benefits; (iii) depreciation and amortization expenses; and (iv) other operating expenses. For the years ended December 31, 2022, 2023 and 2024, our selling, general and administrative expenses were S$902,887, S$937,200 and S$1,400,873 (US$1,029,827), respectively. The following table sets forth components of our selling, general and administrative expenses for the periods indicated:

	Year ended December 31,
	2022	2023	2024	2024
	S$	S$	S$	US$

Selling and marketing expenses	35,869	79	3,641	2,677
Payroll and employee benefits	716,470	672,465	831,866	611,531
Depreciation and amortization expenses	27,156	26,994	31,687	23,294
Other operating expenses	123,392	237,662	533,679	392,325
Total	902,887	937,200	1,400,873	1,029,827

(i) Selling and marketing expenses

Our selling and marketing expenses primarily consist of expenses relating to our advertising and marketing of our products and external consulting costs. For the years ended December 2022, 2023 and 2024, our selling and marketing expenses were S$35,869, S$79 and S$3,641 (US$2,677), respectively.

(ii) Payroll and employee benefits

Our payroll and employee benefits primarily consist of personnel-related expenses associated with our employees, primarily including salaries, benefits and allowances, and contributions to the government savings scheme in Singapore. The following table sets forth components of our payroll and employee benefits for the periods indicated:

	Year ended December 31,
	2022	2023	2024	2024
	S$	S$	S$	US$

Staff salaries	633,184	586,703	726,170	533,831
Staff bonuses and allowances	1,567	-	-	-
Staff CPF contributions (1)	71,333	81,040	101,441	74,573
Skill Development Levy (2)	1,342	1,469	1,611	1,184
Staff uniform	313	16	104	76
Staff welfare	8,127	3,237	2,540	1,867
Others	874	-	-	-
Total (3)	716,740	672,465	831,866	611,531

Notes:

(1) a mandatory social security savings scheme in Singapore funded by contributions from employers and employees

(2) a compulsory levy in Singapore which requires an employer to pay for all employees working in Singapore

(3) the payroll and employee benefits included here are those that are not directly associated with our revenue generation and research and development activities.

(iii) Depreciation and amortization expenses

Our depreciation and amortization expenses are primarily charged on our (i) furniture and fittings; (ii) computers; and (iii) renovation. The depreciation and amortization expenses included here are those that are not directly associated with our revenue generation. For the years ended December 2023 and 2024, our depreciation and amortization expenses was S$27,156, S$26,994 and S$31,687 (US$23,294), respectively.

(iv) Other operating expenses

Our other operating expenses primarily consist of professional fees, operating lease expenses, travelling expenses, allowance for current expected credit losses, or ECL, and utilities. For the years ended December 31, 2022, 2023 and 2024, our other operating expenses was S$123,392, S$237,662 and S$533,679 (US$392,325), respectively. The following table sets forth components of our other operating expenses for the periods indicated:

	Year ended December 31,
	2022	2023	2024	2024
	S$	S$	S$	US$

Professional fees	55,540	113,913	391,137	287,538
Operating lease expenses for ROU assets	16,388	31,330	29,112	21,401
Cardup fee charges	-	-	12,855	9,450
Short-term lease rental	-	1,200	6,448	4,740
Travelling expenses	14,509	9,182	6,014	4,422
Allowance for ECL	8,779	28,409	-	-
Utilities	1,471	4,694	6,782	4,986
Insurance expenses	2,236	8,996	10,642	7,823
Training and seminar expenses	1,160	7,928	18,468	13,576
Subscription expenses	3,706	6,592	24,433	17,961
Freight and courier expenses	3,852	6,662	2,860	2,102
Others(1)	15,751	18,756	24,928	18,326
Total	123,392	237,662	533,679	392,325

Notes:

(1) Others primarily includes bank fees, fixed asset expensed off, IT & computer expenses, and printing & stationery expenses etc.

Research and development costs

Our research and development costs primarily consist of the costs incurred by us on research and collaboration works conducted with NTU for the extraction and formulation of bullfrog collagen and bullfrog collagen-based wound care products, and salaries and contributions related to our research and development staff. With respect to our product using hirudotherapy, or medical leech therapy, currently in the pipeline, in line with our R&D workflow, we have completed the ideation phase of the project and are scheduled to commence the literature review stage in second half of 2025. Therefore, no R&D costs have been incurred thus far with respect to such products, and we anticipate costs to be incurred starting from the preliminary investigation phase and onwards. For further information regarding our R&D workflow, please refer to the “Business – Research and Development”.

For the years ended December 31, 2022, 2023 and 2024, our research and development costs were S$292,879, S$167,734 and S$241,362 (US$177,433), respectively. The following table sets forth components of our research and development costs for the periods indicated:

	Year ended December 31,
	2022	2023	2024	2024
	S$	S$	S$	US$

External costs	173,863	-	11,963	8,794
Internal costs
- R&D staff salaries and contributions	82,719	150,177	226,632	166,604
- Rental for R&D facilities (1)	30,800	13,200	-	-
- Equipment	985	157	483	355
- Consumables	4,512	4,200	2,284	1,680
Total	292,879	167,734	241,362	177,433

Notes:

(1) Rental for R&D facilities refers to a short-term lease that we entered into in March 2022 for the purpose of conducting our research and development activities in Life Science Incubator in Singapore. Life Science Incubator is a biosafety level 2 co-working laboratory space offering advanced equipment and facilities to researchers. This lease was terminated in June 2023.

Other income

Our other income primarily consists of grants that we received under the Jobs Support Scheme and Jobs Growth Incentive from the government of Singapore, as well as Enterprise Development Grant (“EDG”) for Sustainability Open Innovation Challenge (“SOIC”) from Enterprise Singapore. For the years ended December 31, 2022, 2023 and 2024, our other income was S$90,634, S$39,149 and S$173,865 (US$127,813), respectively. The following table sets forth components of our other income for the periods indicated:

	Year ended December 31,
	2022	2023	2024	2024
	S$	S$	S$	US$

Government grants	51,069	36,086	163,846	120,448
Management fee	48,000	-	-	-
Usage of ISO13485 certified facilities	-	-	10,000	7,351
Cash /fund transfer rebates	88	3,063	19	14
Disposal asset gain / (loss)	(8,870)	-	-	-
Rental of motor vehicle	347	-	-	-
Total	90,634	39,149	173,865	127,813

Interest expense

Interest expense mainly represents interest on interest-bearing bank loan, loan from one of our ultimate beneficial owners and loan from employees. For the years ended December 31, 2022, 2023 and 2024, our interest expense was S$2,017, S$56,587 and S$37,210 (US$27,354), respectively. The following table sets forth components of our interest expense for the years indicated:

	Year ended December 31,
	2022	2023	2024	2024
	S$	S$	S$	US$

Interest expense on an advance from one of the ultimate beneficial owners	-	55,860	-	-
Interest expense on loan from employees	-	-	35,427	26,043
Interest expense on term loan	1,842	727	1,783	1,311
Interest expense on hire purchase	175	-	-	-
Total	2,017	56,587	37,210	27,354

Income tax expense

Our income tax expense comprises our current tax expense and deferred tax. As we did not generate taxable income for the years ended December 31, 2022, 2023 and 2024, our income tax expense was nil, nil and nil, respectively.

Taxation

Cayman Islands and BVI

Our Company and Cuprina Holdings (BVI) Limited are domiciled in the Cayman Islands and British Virgin Islands, respectively. The locality currently enjoys permanent income tax holidays; accordingly, our Company does not accrue for income taxes.

Singapore

Cuprina Pte. Ltd. is incorporated in Singapore and is subject to Singapore corporate tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

Malaysia

Cuprina Malaysia Sdn. Bhd., the subsidiary, is subject to Malaysia corporate tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Malaysia tax laws. The standard corporate income tax rate in Malaysia is 24%. However, as the subsidiary fulfilled conditions where it has paid-up capital of MYR2.5 million or less, and gross income from business operations is not more than MYR50 million, the tax rate is 17% on the first MYR600,000 and 24% on amount exceeding MYR600,000. The subsidiary had no operating profit or tax liabilities for the years ended December 31, 2022, 2023 and 2024.

Hong Kong

Cuprina Hong Kong Limited is considered a Hong Kong tax resident enterprise under Hong Kong tax laws; accordingly, it is subject to enterprise income tax on its taxable income as determined under Hong Kong tax laws and accounting standards at a statutory tax rate of 16.5%.

Mainland China

Cuprina (Beijing) Biotechnology Co., Ltd., is considered a mainland China tax resident enterprise under mainland China tax laws; accordingly, it is subject to enterprise income tax on its taxable income as determined under mainland China tax laws and accounting standards at a statutory tax rate of 25%. The subsidiary had no operating profit or tax liabilities for the years ended December 31, 2022, 2023 and 2024.

United States

Cuprina United States Inc., is domiciled in the United States. As a result, it is subject to corporate income tax on its taxable income as determined under United States tax laws at a federal tax rate of 21% and state tax rate ranging from 1% to 12%. The subsidiary had no operating profit or tax liabilities for the years ended December 31, 2022, 2023 and 2024.

Equity in net earnings of affiliates

Equity in net earnings of affiliates mainly related to the sharing of results for the following two joint arrangements (i) the arrangement between Cuprina Malaysia Sdn. Bhd., one of our subsidiaries, and a local Malaysian company for the proposed business of selling our maggot-based chronic wound care products in Malaysia, which was terminated in July 2023; and (ii) the arrangement between Cuprina Pte. Ltd., one of our subsidiaries, and a local Saudi Arabian company for the supply of medical devices and the operation of medical laboratories and supporting medical services.

Year on Year Comparisons of Our Results of Operations

Year ended December 31, 2024 Compared to Year ended December 31, 2023.

Revenue

Our revenue decreased by 52.0% from S$100,773 for the year ended December 31, 2023 to S$48,321 (US$35,522) for the year ended December 31, 2024. The decrease was primarily due to reduce in sales of our MEDIFLY products in both Singapore and Hong Kong. The number of patients using our MEDIFLY products decreased from 135 for year ended December 31, 2023 to 78 for the year ended December 31, 2024.

Cost of revenues

Our cost of revenues decreased by 20.0% from S$64,168 for the year ended December 31, 2023 to S$51,345 (US$37,745) for the year ended December 31, 2024, representing approximately 63.7%, and 106.3% of our revenue, respectively, for the corresponding years. The decrease was primarily due to the reduce in the direct cost of our cosmeceutical products as well as the consumables of our MEDIFLY products, in line with our reduce in revenues generated during the period.

The reduce in cost of revenues does not directly in line with the reduce in revenues, as majority of the cost of revenues are fixed in nature, which primarily arise from production staff salaries and contributions, rental for production space, and depreciation for production equipment. These costs have been fairly consistent for the years ended December 31, 2023 and 2024 despite of the reduce in the revenues generated for the corresponding years.

Gross profit and gross profit margin

Our gross profit decreased by 108.3% from S$36,605 for the year ended December 31, 2023 to gross loss of S$3,024 (US$2,223) for the year ended December 31, 2024, which was due to the decreased revenue for the year ended December 31, 2024. Our gross profit margin decreased from approximately 36.3% for the year ended December 31, 2023, to gross loss margin of approximately 6.3% for the year ended December 31, 2024. The decrease was primarily attributed to reduce in sales of our MEDIFLY products in both Singapore and Hong Kong, as majority of the cost of revenues are fixed in nature, which primarily arise from production staff salaries and contributions, rental for production space, and depreciation for production equipment

Operating expenses

Our operating expenses increased by 48.6% from S$1,104,934 for the year ended December 31, 2023 to S$1,642,235 (US$1,207,259) for the year ended December 31, 2024. The increase was due to the increase in our selling, general and administrative expenses as well as the research and development costs.

Selling, general and administrative expenses

Our selling, general and administrative expenses increased by 49.5% from S$937,200 for the year ended December 31, 2023 to S$1,400,873 (US$1,029,827) for the year ended December 31, 2024, which was primarily due to an increase in our other operating expenses, payroll and employee benefits, selling and marketing expenses, and depreciation and amortization expenses.

(i) Our selling and marketing expenses increased from S$79 for the year ended December 31, 2023 to S$3,641 (US$2,677) for the year ended December 31, 2024. This was primarily due to our rebranding activities carried out for our cosmeceutical products, which were launched during the period, including photography and building the social media library.

(ii) Our payroll and employee benefits increased by 23.7% from S$672,465 for the year ended December 31, 2023 to S$831,866 (US$611,531) for the year ended December 31, 2024. The increase was primarily due to an increase in headcount in the last quarter of 2023, as well as first quarter of 2024. Moreover, the increase was also due to the revision by Central Provident Fund Board for increasing the CPF ordinary wage ceiling from S$6,000 to S$6,800 effective January 1, 2024.

(iii) Our depreciation and amortization expenses increased by 17.4% from S$26,994 for the year ended December 31, 2023 to S$31,687 (US$23,294) for the year ended December 31, 2024. The increase was primarily due to investment in furniture and fittings in second half of 2023 and the renovation of our office which was only completed in the middle of first quarter of 2023.

(iv) Our other operating expenses increased by 124.6% from S$237,662 for the year ended December 31, 2023 to S$533,679 (US$392,325) for the year ended December 31, 2024. The increase was primarily attributed to an increase in professional fees incurred, particularly for (i) annual financial audit fee amounting to S$143,263; (ii) six months’ financial review fee amounting to S$55,045; (iii) engagement of the public relation service company for their services at USD10,000 per month commencing from February 2024 onward; and (iv) delay in our IPO.

Research and development costs

Our research and development costs increased by 43.9% from S$167,734 for the year ended December 31, 2023 to S$241,362 (US$177,433) for the year ended December 31, 2024. The increase in research and development costs was primarily due to the increase in the salaries and contributions related to our internal research and development staff from S$150,177 for the year ended December 31, 2023 to S$226,632 (US$166,604) for the year ended December 31, 2024. The increase was primarily attributable to the hiring of research and development staff in October 2023.

Other income

Our other income increased by 344.1% from S$39,149 for the year ended December 31, 2023 to S$173,865 (US$127,813) for the year ended December 31, 2024. The increase was in relation to the interim EDG for SOIC from Enterprise Singapore amounted to $122,315.

Interest expense

Our interest expense decreased by 34.2% from S$56,587 for the year ended December 31, 2023 to S$37,210 (US$27,354) for the year ended December 31, 2024. This decrease was primarily attributable to the advances given to us in 2023 by one of our ultimate beneficial owners, which carries a one-off interest rate of 6.0% and amounted to S$55,860. This decrease was partially offset by the loan given to us in 2024 from several of our employees, which carries a one-off interest rate of 25.0%. The principal and interest has been fully settled as of June 30, 2024.

Equity in net earnings of affiliates

The equity in net earnings of the affiliates primarily relates to the sharing of results from two joint arrangements. The first arrangement is held by our subsidiary, Cuprina Malaysia Sdn. Bhd., and the second arrangement is held by our subsidiary, Cuprina Pte. Ltd. Both of these arrangements are accounted for using the equity method, starting from July 2022 and May 2023, respectively. The joint arrangement held by Cuprina Malaysia Sdn. Bhd. was terminated in July 2023.

For the year ended December 31, 2024, we recorded a loss of S$51,931 (US$38,176) from existing affiliate, attributed to the sharing of operational losses. This is in comparison to a loss of S$33,788 recorded for the year ended December 31, 2023, from both affiliates, attributed to the sharing of operational losses.

Net loss

As a result of the foregoing, in particular the increase in payroll and employee benefits and professional fees under other operating expenses, our net loss increased from S$1,119,555 for the year ended December 31, 2023 to S$1,560,535 (US$1,147,199) for the year ended December 31, 2024.

Year ended December 31, 2023 Compared to Year ended December 31, 2022.

Revenue

Our revenue increased by 78.0% from S$56,599 for the year ended December 31, 2022 to S$100,773 (US$76,424) for the year ended December 31, 2023. The increase was primarily due to sales of cosmeceutical products commencing in April 2023, which amounted to S$21,816, as well as sales of our MEDIFLY products in Hong Kong which commenced in March 2023 and contributed S$7,897 to our revenue for the year ended December 31, 2023. The number of patients using our MEDIFLY products increased from 125 for the year ended December 31, 2022 to 135 for the year ended December 31, 2023.

Cost of revenues

Our cost of revenues increased by 75.2% from S$36,621 for the year ended December 31, 2022 to S$64,168 (US$48,664) for the year ended December 31, 2023, representing approximately 64.7%, and 63.7% of our revenue, respectively, for the corresponding years. The increase was primarily due to the direct cost of our cosmeceutical products, which amounted to S$15,624, as well as an increase in depreciation expenses for our production equipment for MEDIFLY products as we made investments in equipment in the first half of 2023.

Gross profit and gross profit margin

Our gross profit increased by 83.2% from S$19,978 for the year ended December 31, 2022 to S$36,605 for the year ended December 31, 2023, which was due to the increased revenue for the year ended December 31, 2023. Our gross profit margin increased from approximately 35.3% for the year ended December 31, 2022, to 36.3% for the year ended December 31, 2023. The increase was primarily attributed to the sales of our MEDIFLY products in the Hong Kong market commenced in 2023, which had higher gross profit margins compared to sales of MEDIFLY products in Singapore. In addition, the consolidation of our suppliers of plastic vials used to contain the maggots for our MEDIFLY products resulted in lower bulk purchase prices, leading to a decrease in associated production costs. Such increase was partially offset by the commercialization of our cosmeceutical products, which generally had lower gross profit margins compared to sales of our MEDIFLY products.

Operating expenses

Our operating expenses decreased by 7.6% from S$1,195,766 for the year ended December 31, 2022 to S$1,104,934 for the year ended December 31, 2023. The decrease was due to the decrease in our research and development costs, partially offset by the increase in our selling, general and administrative expenses.

Selling, general and administrative expenses

Our selling, general and administrative expenses increased by 3.8% from S$902,887 for the year ended December 31, 2022 to S$937,200 for the year ended December 31, 2023, which was primarily due to an increase in our other operating expenses, partially offset by a decrease in our selling and marketing expenses, payroll and employee benefits, and depreciation and amortization expenses.

(i) Our selling and marketing expenses decreased from S$35,869 for the year ended December 31, 2022 to S$79 for the year ended December 31, 2023. This was primarily due to our decision to no longer engage with the advertising consultant we had hired in 2022.

(ii) Our payroll and employee benefits decreased by 6.2% from S$716,740 for the year ended December 31, 2022 to S$672,465 for the year ended December 31, 2023. The decrease was primarily due to a decrease in headcount in the second half of 2022, which continued into 2023.

(iii) Our depreciation and amortization expenses remained relatively steady at S$27,156 for the year ended December 31, 2022, and S$26,994 for the year ended December 31, 2023.

(iv) Our other operating expenses increased by 92.6% from S$123,392 for the year ended December 31, 2022 to S$237,662 for the year ended December 31, 2023. The increase was primarily attributed to (i) an increase in professional fees incurred, particularly for consultant services related to our business expansion and license applications in various countries; (ii) an increase in operating lease expenses for right-of-use assets due to a lease agreement entered into for our office in the fourth quarter of 2022; and (iii) an increase in the allowance for expected credit loss in our accounts receivable due to a change in the billing procedure of public hospitals in Singapore, resulting in a delay in the settlement of our accounts receivable. For further information, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Accounts receivable, net” in the prospectus.

Research and development costs

Our research and development costs decreased by 42.7% from S$292,879 for the year ended December 31, 2022 to S$167,734 for the year ended December 31, 2023. The decrease in research and development costs was primarily due to the decrease in external research and development costs from S$173,863 for the year ended December 31, 2022 to nil for the year ended December 31, 2023, as we had recognized the majority of the contract costs in connection with our industry research collaboration agreement with NTU in 2022, and no further costs were incurred in 2023, partially offset by an increase in the salaries and contributions related to our internal research and development staff from S$82,719 for the year ended December 31, 2022 to S$150,177 for the year ended December 31, 2023. The increase was primarily attributable to the hiring of research and development staff towards the end of the first half of 2022, with an additional headcount added in October 2023.

Other income

Our other income decreased by 56.8% from S$90,634 for the year ended December 31, 2022 to S$39,149 for the year ended December 31, 2023. This decrease was primarily due to a decrease in government grants we received from the Jobs Support Scheme and Jobs Growth Incentive of the Inland Revenue Authority of Singapore, as these grants were primarily offered as temporary incentives to mitigate the effects of the COVID-19 pandemic and have been gradually decreasing as Singapore moves further away from the impact of the COVID-19 pandemic. Such schemes have been completely phased out by the end of 2023.

Interest expense

Our interest expense increased significantly from S$2,017 for the year ended December 31, 2022 to S$56,587 for the year ended December 31, 2023. This increase was primarily attributable to the advances given to us in 2023 by one of our ultimate beneficial owners, which carries a one-off interest rate of 6.0%. As of December 31, 2023, the payable balance to this ultimate beneficial owner amounted to S$986,860 and was due by the earlier of June 30, 2024 or upon completion of this offering. The loan term has been extended for a period of six months, to the earlier of December 31, 2024 or completion of this offering. Subsequently, the loan term has been further extended for a period of six months, to the earlier of June 30, 2025 or completion of this offering.

Equity in net earnings of affiliates

The equity in net earnings of the affiliates primarily relates to the sharing of results from two joint arrangements. The first arrangement is held by our subsidiary, Cuprina Malaysia Sdn. Bhd., and the second arrangement is held by our subsidiary, Cuprina Pte. Ltd. Both of these arrangements are accounted for using the equity method, starting from July 2022 and May 2023, respectively. The joint arrangement held by Cuprina Malaysia Sdn. Bhd. was terminated in July 2023. For the year ended December 31, 2023, we recorded a loss of S$33,788 from both affiliates, attributed to the sharing of operational losses. This is in comparison to a loss of S$7,345 recorded for the year ended December 31, 2022.

Net loss

As a result of the foregoing, our net loss remained relatively steady at S$1,094,516 for the year ended December 31, 2022 and S$1,119,555 for the year ended December 31, 2023.

A.	Liquidity and Capital Resources

Our primary source of liquidity historically has been cash generated from our bank loan and equity and loan contributions from our shareholders, which have historically been sufficient to meet our working capital and capital expenditure requirements.

In 2021, we entered into a bridging loan agreement with DBS Bank with an aggregated principal amount of S$100,000 (US$73,513) with interest rate of 2.5% per annum.

In November 2024, we entered into a working capital loan agreement with DBS Bank with an aggregated principal amount of S$200,000 (US$147,026) with interest rate of 8.0% per annum.

As of December 31, 2024, our cash and cash equivalents were S$116,472 (US$85,622). Our cash and cash equivalents primarily consist of cash in bank balances.

We believe that our existing cash and cash equivalents, anticipated cash raised from financings, and anticipated cash flow from operations, together with the net proceeds from offering completed on April 11, 2025, will be sufficient to meet our anticipated cash needs for the next 12 months from the date of this annual report. However, the exact amount of proceeds we use for our operations and expansion plans will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue additional equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth our selected consolidated cash flow data for the periods indicated:

	Years ended December 31,
	2022	2023	2024	2024
	S$	S$	S$	US$

Net cash used in operating activities	(1,849,674)	(894,981)	(1,235,981)	(908,609)
Net cash used in investing activities	(31,284)	(67,977)	(21,884)	(16,088)
Net cash provided by financing activities	1,678,502	433,075	1,340,977	985,795
Net increase/ (decrease) in cash and cash equivalents	(202,456)	(529,883)	83,112	61,098
Cash and cash equivalents, at the beginning of year	767,293	564,576	35,263	25,923
Foreign currency effect on cash and cash equivalents	(261)	570	(1,903)	(1,399)
Cash and cash equivalents, at the end of year	564,576	35,263	116,472	85,622

Net cash used in operating activities

We had net cash flows used in operating activities of S$1,849,674 for the year ended December 31, 2022, primarily reflecting a net loss of S$1,094,516, as adjusted by (a) positive changes of approximately S$52,066 in non-cash items primarily including depreciation and amortization, expected credit loss on accounts receivable, equity in net earnings of affiliates and loss on disposal of plant and equipment; and (b) negative changes of approximately S$807,224 in working capital primarily reflecting (i) an increase of approximately S$38,444 in accounts receivable, (ii) an increase of approximately S$103,297 in other current assets, (iii) an increase of approximately S$392,097 in advance to related parties, and (iv) an decrease of approximately S$266,857 in accruals and other payables.

We had net cash flows used in operating activities of S$894,981 for the year ended December 31, 2023, primarily reflecting a net loss of S$1,119,555, as adjusted by (a) positive changes of approximately S$99,846 in non-cash items primarily including depreciation and amortization, expected credit loss on accounts receivable and equity in net earnings of affiliates; and (b) positive changes of approximately S$124,728 in working capital primarily reflecting (i) a decrease of approximately S$238,900 in net advance to related parties, partially offset by (ii) an increase of approximately S$37,511 in accounts receivable, (iii) an increase of approximately S$32,122 in other current assets, and (iv) a decrease of approximately S$45,863 in accruals and other payables.

We had net cash flows used in operating activities of S$1,235,981 (US$908,609) for the year ended December 31, 2024, primarily reflecting a net loss of S$1,560,535 (US$1,147,199), as adjusted by (a) positive changes of approximately S$96,198 (US$70,178) in non-cash items primarily including depreciation and amortization and equity in net earnings of affiliate; and (b) positive changes of approximately S$228,356 (US$167,872) in working capital primarily reflecting (i) an decrease of approximately S$10,639 (US$7,821) in other current assets, and (ii) an increase of approximately S$123,562 (US$90,835) in accruals and other payables,(iii) a decrease of approximately S$24,430 (US$17,959) in accounts receivable, and (iv) a decrease of approximately S$69,725 (US$51,257) in net advance to related parties.

Net cash use investing activities

Net cash used in investing activities was S$31,284 for the year ended December 31, 2022, which was primarily attributable to the acquisition of new property and equipment as well as capital contribution to a joint arrangement entered between Cuprina Malaysia Sdn. Bhd., one of our subsidiaries, and a local Malaysian company in relation to a proposed business of selling our maggot-based chronic wound care products in Malaysia.

Net cash used in investing activities was S$67,977 for the year ended December 31, 2023, which was attributable to the acquisition of new property and equipment.

Net cash used in investing activities was S$21,884 (US$16,088) for the year ended December 31, 2024, which was attributable to the acquisition of new property and equipment.

Net cash generated from financing activities

Net cash generated from financing activities was S$1,678,502 for the year ended December 31, 2022, primarily consisting of financial assistance from our shareholder, Cuprina Holding Pte. Ltd. of S$1,697,959 for our working capital need, partially offset by repayment of bank borrowing of S$19,457.

Net cash generated from financing activities was S$433,075 for the year ended December 31, 2023, primarily consisting of financial assistance from our shareholder, Cuprina Holding Pte. Ltd., and certain ultimate beneficial owners, partially offset by repayment of bank borrowing of S$20,574 and payments of deferred offering costs of S$647,796.

Net cash generated from financing activities was S$1,340,977 (US$985,795) for the year ended December 31, 2024, primarily consisting of financial assistance from certain individual shareholders and ultimate beneficial owners, as well as drawdown of a bank loan amounted to S$200,000 (US$147,026), partially offset by repayment of bank borrowings of S$23,572 (US$17,329) and payments of deferred offering costs of S$423,787 (US$311,539).

Accounts receivable, net

Our net accounts receivables are non-interest bearing and are generally on 30 days credit terms. Net accounts receivable mainly represent amounts due from customers that meet the revenue recognition criteria. These accounts receivables are recorded net of any allowance for credit losses and specific customer credit allowances. We maintain an allowance for estimated credit losses inherent in our accounts receivable portfolio. In establishing the required allowance, our management considers historical losses adjusted to take into account current market conditions and our customers’ financial condition, the receivable amount in dispute, and the current receivables aging and current payment patterns, over the contractual life of the receivable. We write off the receivable when it is determined to be uncollectible.

Our net accounts receivable decreased from S$50,819 as of December 31, 2023 to S$26,389 (US$19,399) as of December 31, 2024. The decrease was primarily attributable to the completion of change in the billing procedure of public hospitals in Singapore, requiring invoices to be sent to both the relevant hospital department for billing and the relevant hospital department for authentication. This procedural change resulted in delayed settlement of certain accounts receivable arising from the sale of our MEDIFLY products in the previous periods.

As of March 31, 2025, S$18,774 (US$13,801) or 71.1% of our net accounts receivable as of December 31, 2024 had been subsequently received.

As of December 31, 2023 and 2024, we made 49,147 and S$49,147 (US$36,130) of allowance for current expected credit loss for our gross accounts receivable, respectively. The significant allowance for current expected credit loss for our gross accounts receivable as of December 31, 2024 was due to certain accounts receivable with long aging periods in connection with our sales of MEDIFLY products to public hospitals in Singapore as explained above.

Deferred Costs

Our deferred costs primarily consist of deferred contractual costs in relation to the industry research collaboration agreement with NTU and the listing expenses in relation to our initial public offering.

Our deferred costs increased from S$1,023,445 as of December 31, 2023 to S$1,272,202 (US$935,236) as of December 31, 2024. The increase was primarily attributable to the increase in listing expenses in relation to our initial public offering from S$890,083 as of December 31, 2023 to S$1,138,839 (US$837,197) as of December 31, 2024.

Other current assets

Our other current assets primarily consist of prepayments, deposits and other current assets.

Our other current assets decreased from S$156,791 as of December 31, 2023 to S$146,152 (US$107,442) as of December 31, 2024. The decrease was attributable to the repayment of student loan from an employee amounting to S$17,500 during the period.

Accruals and other payables

Our accruals and other payables decreased from S$375,439 as of December 31, 2023 to S$323,971 (US$238,161) as of December 31, 2024. The decrease was attributable to the settlement of payables, primarily relating to the payable to a professional party amounting to S$37,430 (US$27,516), for professional services in relation to our initial public offering, during the period.

Impact of Inflation

According to the Monetary Authority of Singapore, the core inflation rate in Singapore averaged 4.2% in 2023 and 2.7% in 2024. Based on the recent publication from the Monetary Authority of Singapore on January 24, 2025, the core inflation rate in Singapore is projected to average 1.0% - 2.0% in 2025. As of the date of this annual report, inflation in Singapore has not materially affected our profitability and operating results. However, we can provide no assurance that we will not be affected by such inflationary pressures in Singapore or globally in the future. In the event that the inflationary pressures continue to increase to any material extent, we may pass along increased costs to our customers, which could result in loss of sales and loss of customers, and adversely impact our margins and results of operations.

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditures and contractual obligations with respect to facility leases and other operating leases. We lease all our office facilities. We expect to make future payments on existing leases from cash generated from operations. We have limited credit available from our major vendors and are required to prepay the majority of our inventory purchases, which further constraints our cash liquidity.

We had the following contractual obligations and lease commitments as of December 31, 2024:

Contractual Obligations	Total	Less than 1 year	2-5 years
Accruals and other payables	323,971	323,971	-
Operating lease commitment	-	35,812	-
Bank loan repayment	218,978	55,250	163,728
Amount due to related parties	5,625,996	5,625,996	-
Total obligations	6,168,945	6,041,029	163,728

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this annual report, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the net proceeds from the IPO completed on April 11, 2025 and the completion of the IPO’s over-allotment option on May 8, 2025.

Bank Indebtedness

			As of December 31,
Bank Borrowings	Terms of repayment	Annual interest rate	2023	2024
			S$	S$

DBS Bank	60 months	2.5%	42,550	22,900
DBS Bank	60 months	8.0%	-	196,078

As of December 31, 2023, bank borrowing was obtained from a financial institution in Singapore, which bear annual interest at a fixed rate at 2.5% and are repayable in 60 instalments, which expire in January 2026.

As of December 31, 2024, bank borrowings were obtained from a financial institution in Singapore, both repayable in 60 instalments, which bear annual interest at a fixed rate at 2.5% and 8.0%, and expire in January 2026 and November 2029, respectively.

Commitments and Contingencies

In the normal course of business, we are subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. We recognize a liability for such contingency if it determines it is probable that a loss will occur and a reasonable estimate of the loss can be made. We may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Capital Expenditures

We made capital expenditures of S$67,977 and S$21,884 (US$16,088) for the years ended December 31, 2023 and 2024, respectively. In these periods, our capital expenditures were mainly used for the purchase of plant and equipment.

We plan to fund our future capital expenditures with our existing cash balance and proceeds from the offering. We will continue to make capital expenditures to meet the expected growth of our business.

Capital Commitments

As of December 31, 2023 and 2024, we did not have any capital commitments.

C. Research and development, patents and licenses

See “—B. Business Overview—Research and Development”, “—B. Business Overview— Intellectual Property”, “—B. Business Overview—Internet Domain Names”, and “—B. Business Overview— Licenses, Permits, Registrations and Approvals.”

D. Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition or results of operations.

E. Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with US GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. See Note 2 to our consolidated financial statements included elsewhere in this report for additional information on our significant accounting estimates and policies.

We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates and judgements made by our management. As at December 31, 2024, the Company did not make any critical judgement in the process of applying the Company’s accounting policies that have a critical effect on the amount recognized in the financial statements. The Company also did not make any key assumptions concerning the future, and other key sources of estimation uncertainty at the reporting date, that have a critical risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

Set forth below is information concerning our directors, director appointees, and executive officers.

Name	Age	Position
David Quek Yong Qi	30	Director and Chief Executive Officer
Baptista Carl Marc	49	Director and Chief Technology Officer
Teo Peng Kwang	65	Non-Executive Director
Jimmy Lee Peng Siew	69	Non-Executive Director
Chan Tat Jing	32	Chief Financial Officer
Koh Pee Keat	69	Independent Director
Ivan Ng	45	Independent Director
Natasha Kaur Raina	50	Independent Director

The business and working experience and areas of responsibility of our Directors and Executive Officers are set out below:

Mr. David Quek Yong Qi

Mr. Quek, is our director and CEO. Mr. Quek joined Cuprina Pte. Ltd., our operating subsidiary in Singapore, in September 2021. Mr. Quek is primarily responsible for overseeing our daily operations driving our strategic goals.

From 2018 to 2019, Mr. Quek held the position of brand manager at ABR Holdings, a Singapore company listed on the Singapore Exchange, or SGX. In this role, he was responsible for executing marketing campaigns across various brands. Subsequently, from 2020 to 2021, he served as the business development director at OEL Holdings, another Singapore company listed on the SGX and is in the medical devices industry. During his tenure at OEL Holdings, Mr. Quek was responsible for expanding the medical device portfolio, managing strategic partnerships and overseeing medical device sales. Mr. Quek obtained his Bachelor of Commerce from the University of Western Australia in 2017.

Mr. Baptista Carl Marc

Mr. Baptista is the founder of our Group and serves as our CTO. He leads all technical aspects of our Group, overseeing matters related to product ideation, regulatory affairs, clinical affairs, and communications. Additionally, he is responsible for formulating business strategies and driving the growth of our business.

From 1999 to 2015, Mr. Baptista held various roles, including technical director and managing director, at Origin Holdings, a Singapore-based company operating in the environmental services industry. From 2016 to 2018, he served as a biotechnologist at Brandenburg UK Limited, a United Kingdom-based manufacturing company specializing in products for monitoring pests in structures. During his tenure at Brandenburg UK Limited, his research on insect phototaxis contributed to the successful filing of three international patents, with Mr. Baptista being listed as a named inventor.

Mr. Baptista obtained his Bachelor of Science in Biochemistry from King’s College London in 1998.

Mr. Teo Peng Kwang

Mr. Teo Peng Kwang, or Mr. Teo, is our non-executive director. Mr. Teo has over 30 years of development and management experience in the property and workers accommodation business. He currently serves as an executive director at Centurion Corporation Limited, a Singapore company listed on the Singapore Exchange Securities Trading Limited. He was the vice president of the Dormitory Association of Singapore Limited from July 2015 to July 2021 and previously was the president of the same association from October 2012 to June 2015. He also served as an independent trustee of the board of trustees for the Migrant Workers’ Assistance Fund from November 2014 to July 2020. Mr. Teo served as a director of Maxi Global Management Pte Ltd, a company which then provided housing services for foreign workers, from March 2009 to April 2011. He was also a director of Maxfresh Leisure Pte Ltd, a company principally engaged in the rental services of fishing boats, from August 2010 to April 2011. Mr. Teo was also a director of Intertrade (S) Enterprise Pte. Ltd., a company principally engaged in chemical trading, from January 2006 to July 2007.

Mr. Teo has owned and managed various businesses in Singapore including a real estate and construction business. Mr. Teo was a director of ISO Industry Pte. Ltd. from March 2006 to February 2011, and Maxi Consultancy Pte. Limited from December 2008 to January 2010. Mr. Teo was also a director at Pointbuilt Pte. Limited from May 2008 to February 2011, Serangoon Garden Staff Apartment Pte. Ltd. from March 2009 to August 2011 and Swissplan Dormitory Management Pte. Ltd. from September 2007 to April 2011.

Mr. Teo completed his primary school education in 1972 at River Valley Primary School in Singapore.

Mr. Jimmy Lee Peng Siew

Mr. Jimmy Lee Peng Siew, or Mr. Lee, is our non-executive director. Mr. Lee has over 43 years of experience in architecture. He currently serves as a director at Wenul HL Pte. Ltd., a Singapore company principally engaged in the business of real estate development. He also serves as a director at Material Resources Solution Pte. Ltd., a Singapore company principally engaged in the business of recycling. From 1988 to 2022, he served various roles, and eventually ascending to the position of managing and senior partner at Architects Associates, a firm offering architectural services in Singapore. In addition, Mr. Lee has established himself in the agriculture and aquaculture industries through ownership and involvement in related businesses.

Mr. Lee completed his Bachelor’s Degree in Architecture from National University of Singapore in 1981.

Mr. Chan Tat Jing

Mr. Chan Tat Jing, or Mr. Chan, is the Chief Financial Officer of the Company. Mr. Chan joined Cuprina Pte. Ltd., our operating subsidiary in Singapore, in February 2022 and is primarily responsible for overseeing the financial functions, tax and corporate secretarial matters of our Group.

Mr. Chan has approximately 10 years of experience in accounting and finance. From 2013 to 2019, he worked various roles including manager, assistant manager, audit supervisor and audit senior at Ernst & Young in Singapore and Malaysia. From 2019 to May 2021, he held the position of audit manager at PKF-CAP LLP, a member firm of the PKF International Limited network. From June 2021 to December 2021, he served as a finance manager at OEL Holdings.

Mr. Chan obtained his chartered certified accountant qualification and certified accounting technician qualification from the Association of Chartered Certified Accountants and Certificated Accounting Technician in June 2013 and June 2011, respectively. Mr. Chan obtained his Bachelor of Science in applied accounting from Oxford Brookes University in June 2012.

Mr. Koh Pee Keat

Mr. Koh Pee Keat, or Mr. Koh, has been an independent director of the Company since September 30, 2024. Mr. Koh is the chairman of the audit committee and a member of the nomination committee and compensation committee.

Mr. Koh has over 17 years of banking experience in DBS Bank, Singapore in the area of trade finance, international banking, individual banking, and enterprise banking and served in various positions from 1982 to 2000. In particular, from 1992 to 1994, he served as the deputy general manager in DBS New York Agency. He joined Luzhou Bio-Chem Technology Limited, a company based in the PRC and listed on the SGX in 2008 as its director of finance and has been serving as its chief financial officer since 2019. From 2000 to 2002, he served as the senior vice president of Bexcom Pte. Ltd., an e-commerce software provider in Singapore, overseeing its operation, finance, and legal matters. From 2003 to 2007, he served as the senior vice president and chief financial officer of Westcomb Financial Group Limited, a company based in Singapore and listed on the SGX.

Mr. Koh obtained his Bachelor of Arts degree in Accounting and Financial Management from the University of Sheffield in 1982.

Mr. Ivan Ng

Mr. Ivan Ng, or Mr. Ng, has been an independent director of the Company since September 30, 2024. Mr. Ng is the chairman of the compensation committee and a member of the nomination committee and the audit committee.

Mr. Ng has over 15 years of experience in managing companies in the fast-moving consumer goods industry. From July 2004 to June 2012, he served as the APAC business development director at Procter & Gamble, responsible for developing markets and overseeing marketing and sales operations in the Asia-Pacific region. From July 2012 to July 2013, he served as the APAC commercial leader at Unilever, responsible for expanding business in the Asia-Pacific region. From July 2015 to July 2019, he served as the APAC business unit general manager at Johnson & Johnson responsible for overseeing the financial performance with the APAC business unit. In addition, Mr. Ng owns and manages various businesses in Singapore. He owns and has been serving as a director of NGarde Venture Pte. Ltd., a Singapore company in the business of private investments since February 2021, Tivarian Industries Pte. Ltd., a Singapore company in the business of smart city solutions since January 2020 and RaglanArk Merchantry Pte. Ltd. since February 2022.

Mr. Ng obtained a Graduate Diploma of Board Directorship from Singapore Management University in 2023. He obtained an Executive Master’s Degree of International Negotiation and Policy-Making from the Geneva Graduate Institute in 2018. In addition, he obtained a Bachelor of Engineering degree in Mechanical and Aerospace Engineering from Nanyang Technological University in 2004.

Ms. Natasha Kaur Raina

Ms. Natasha Kaur Raina, or Ms. Raina, has been an independent director of the Company since September 30, 2024. Ms. Raina is the chairman of the nomination committee and a member of the compensation committee and audit committee.

Ms. Raina has over 25 years of experience working in research universities, hospitals, and private companies, serving various capacities and roles. From January 2018 to December 2023, she served as the deputy director of legal and head of research contracts at the Nanyang Technological University and then director of legal and head of contract and industry engagement at the Duke-NUS Medical School of the National University of Singapore, respectively. In both roles, she was primarily responsible for managing a team that worked on negotiating academic and commercial contracts and she led the legal review and approval process in both organizations to streamline research and commercialization of intellectual properties. From October 2014 to December 2017, she served as a legal manager for a clinical trial company listed on the New York Stock Exchange, Quintiles (now IQVIA), and was responsible for leading the APAC teams in contract drafting and negotiation for sponsor contracts as well as site contracts. From 2000 to 2014, Ms. Raina held various roles related to research and development as well as associated legal review and contracts review within the Agency for Science and Technology Research (ASTAR) in Singapore as well as Monash University in Australia and the University of Malaya in Malaysia. Prior to 2000, Ms. Raina has also worked and led the administrative and research functions at hospitals such as Tan Tock Seng Hospital and the National University Hospital in Singapore, and the Specialist Women’s Hospital in Malaysia.

Ms. Raina obtained an LLB (Hons) degree with a major in Intellectual Property Law, Commercial Law, and Contract Law from Queen Mary and Westfield College, University of London in 2012. In 1999, she obtained her Master’s Degree in Clinical Embryology from the National University of Singapore. In addition, she obtained a Bachelor of Science degree in Genetics and Microbiology from Queen Mary and Westfield College, University of London in 1997.

Family Relationships

There are no family relationships among our directors and executive officers.

B. Compensation.

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate basis. For the years ended December 31, 2023, and 2024, we paid an aggregate of approximately S$289,128 and S$328,800, respectively, in cash to our directors and executive officers as a group. We have not set aside any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have also not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Our PRC subsidiary, Cuprina (Beijing) Biotechnology Co. Ltd., is required by law to make contributions equal to certain percentage of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and housing provident fund.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

C. Board Practices.

Our Board of Directors consists of five Directors. A director is not required to hold any shares in our Company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. Our Board of Directors has determined that each of Gu Zhaoyang, Yan Jonathan Jun, and Shin Ho Chuen is an “independent director” as defined under the Nasdaq rules. Our Board of Directors is composed of a majority of independent Directors.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our Board of Directors. We adopted a charter for each of the three committees. Each committee’s members and functions are described below. A copy of each of our committee charters is posted on our corporate investor relations website at https://www.cuprina.com.sg.

Audit Committee

Mr. Koh, Mr. Ng and Ms. Raina are serving on the audit committee, which is chaired by Mr. Koh. Our board of directors has determined that each is “independent” for audit committee purposes as that term is defined by the rules of the SEC and the Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Mr. Koh as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

●	reviewing earnings releases

Compensation Committee

Mr. Koh, Mr. Ng and Ms. Raina are serving on the compensation committee, which is chaired by Mr. Ng. The compensation committee’s responsibilities include:

●	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and based on such evaluation: (i) recommending to the board of directors the cash compensation of our chief executive officer; and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;

●	reviewing and recommending to the board of directors the cash compensation of our other executive officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	reviewing and recommending to the board of directors the compensation of our directors; and

●	preparing the compensation committee report required by SEC rules, if and when required.

Nomination Committee

Mr. Koh, Mr. Ng and Ms. Raina are serving on the nomination committee, which is chaired by Ms. Raina. The nomination committee’s responsibilities include:

●	developing and recommending to the board of directors criteria for board and committee membership;

●	establishing procedures for identifying and evaluating board of directors candidates, including nominees recommended by shareholders; and

●	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and board of directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Code of Business Conduct and Ethics

We adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. The Code of Business Conduct and Ethics is available at our corporate website at https://www.cuprina.com.sg.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty to act honestly, in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. In certain limited exceptional circumstances, our Company has the right to seek damages against any director who breaches a duty owed to us.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the registering of such transfer of shares in our share register.

Terms of Directors and Officers

Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution or the unanimous written resolution of all shareholders.

Our officers are elected by and serve at the discretion of our board of directors, and may be removed by our board of directors.

Employment Agreements with Executive Officers

We have entered into employment agreements with each of our executive officers for a specified time period providing that the agreements are terminable for cause at any time. The terms of these agreements are substantially similar to each other. A senior executive officer may terminate his or her employment at any time by 30-day prior written notice. We may terminate the executive officer’s employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties.

Each executive officer has agreed to hold in strict confidence and not to use, except for the benefit of our company, any proprietary information, technical data, trade secrets and know-how of our company or the confidential or proprietary information of any third party, including our subsidiaries and our clients, received by our company. Each of these executive officers has also agreed to be bound by noncompetition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment.

We expect to enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Clawback Policy

Our board of directors have adopted a clawback policy (the “Clawback Policy”) permitting the Company to seek the recoupment of incentive compensation received by any of the Company’s current and former executive officers (as determined by the board in accordance with Section 10D of the Exchange Act) and such other senior executives/employees who may from time to time be deemed subject to the Clawback Policy by the board (collectively, the “Covered Executives”). The amount to be recovered will be the excess of the incentive compensation paid to the Covered Executive based on the erroneous data over the incentive compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the board. If the board cannot determine the amount of excess incentive compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement. For the year ended December 31, 2024, we have not sought any recoupment of incentive compensation of the Covered Executives.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

D. Employees.

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership.

The following table sets forth information regarding the beneficial ownership of our Shares as of the date of this Annual Report by our officers, directors, and 5% or greater beneficial owners of Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership**	% of Aggregate Voting Power**
Directors and Executive Officers*:
Mr. Baptista	-	-	-	-
Mr. Quek (1)	-	-	14.6	21.0
Mr. Chan	-	-	-	-
Mr. Teo(2)	-	-	27.1	39.3
Mr. Lee(3)	-	-	24.0	34.7
Mr. Koh	-	-	-	-
Mr. Ng	-	-	-	-
Ms. Raina	-	-	-	-
All directors and executive officers as a group	-	-	65.7	95.0

Principal Shareholder:
Cuprina Holding Pte. Ltd.(4)	-	14,085,000	65.7	95.0

*	Except as otherwise indicated below, the business address of our director and executive officers is c/o Blk 1090 Lower Delta Road #06-08 Singapore 169201.

**	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding. The total number of ordinary shares outstanding as of the date of this Annual Report is 21,000,000.

****	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B Ordinary Shares as a single class. Each holder of Class B Ordinary Shares is entitled to ten votes per share, subject to certain conditions, and each holder of our Class A Ordinary Shares is entitled to one vote per share on all matters submitted to them for a vote. Our Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis.

(1)	Mr. Quek owns 22.2% of Cuprina Holding Pte. Ltd. As such, Mr. Quek is deemed to beneficially own 14.6% of our Company through Cuprina Holding Pte. Ltd.

(2)	Mr. Teo owns 41.3% of Cuprina Holding Pte. Ltd. As such, Mr. Teo Peng Kwang is deemed to beneficially own 27.1% of our Company through Cuprina Holding Pte. Ltd.

(3)	Mr. Lee owns 36.5% of Cuprina Holding Pte. Ltd. As such, Mr. Jimmy Lee Peng Siew is deemed to beneficially own 24.0% of our Company through Cuprina Holding Pte. Ltd.

(4)	Cuprina Holding Pte. Ltd. owns 14,085,000 Class B Ordinary Shares directly of the outstanding shares of our Company.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions.

In addition to the employment agreements, indemnification agreements and the securities issuances, we describe below the related party transactions of our Company that occurred during the years ended December 31, 2023 and 2024 and subsequent periods.

Amount due from related parties by our Company

Name of related		Nature of	As of December 31,
parties	Relationship	transactions	2023	2024	2024
			S$	S$	US$
Cuprina Pollination Pte. Ltd.	A related company of the Company	For working capital purposes	96,971	14,521	10,675
Pestoniks Innovations Pte. Ltd.	A related company of the Company	For working capital purposes	61,170	61,170	44,968
Cuprina MENA Co., Ltd.	An associate of the Company	For working capital purposes	-	14,469	10,637
Bryan Teo Yingjie(1)	Shareholder	Shares subscription in Cuprina Holdings (BVI) Limited	605	605	445
Rachel Lee Lin(2)	Shareholder	Shares subscription in Cuprina Holdings (BVI) Limited	605	605	445
Dorea Quek En Qi(3)	Shareholder	Shares subscription in Cuprina Holdings (BVI) Limited	605	605	445
De Guzman Caroline Francesca Lee Ling	Shareholder	Shares subscription in Cuprina Holdings (BVI) Limited	605	605	445
iCapital Holdings (SG) Pte. Ltd.	Shareholder	Shares subscription in Cuprina Holdings (BVI) Limited	505	505	371

Note:

(1) Mr. Bryan Teo Yingjie is one of our employees and the son of one of our directors and principal shareholders, Mr. Teo.

(2) Ms. Rachel Lee Lin is one of our employees and the daughter of one of our directors and principal shareholders, Mr. Lee.

(3) Ms. Dorea Quek En Qi is one of our employees and the sister of the chief executive officer and one of our directors and principal shareholders, Mr. Quek.

The amounts due from the related parties listed above are interest free, unsecured, and due on demand without an agreement.

Amount due to related parties by our Company

Name of related		Nature of	As of December 31,
parties	Relationship	transactions	2023	2024	2024
			S$	S$	US$
Cuprina Holding Pte. Ltd.	Shareholder	For working capital purposes	2,931,765	2,931,765	2,155,234
Jimmy Lee Peng Siew	A beneficial owner of the Company	For working capital purposes	986,860	1,451,629	1,067,139
David Quek Yong Qi	A beneficial owner of the Company	For working capital purposes	18,596	237,618	174,681
Bryan Teo Yingjie	Shareholder	For working capital purposes	7,997	105,979	77,909
Rachel Lee Lin	Shareholder	For working capital purposes	10,476	67,654	49,735
Cuprina Farm Sdn. Bhd	A related company of the Company	Over-settlement for the receivable balance due from Cuprina Farm Sdn. Bhd.	4,134	4,134	3,039
Cuprina MENA Co., Ltd	An associate of the Company	Outstanding share subscription in Cuprina MENA Co., Ltd and outstanding sharing of working capital	25,898	-	-
Dorea Quek En Qi	Shareholder	For working capital purposes	-	6,395	4,701
Teo Peng Kwang	A beneficial owner of the Company	For working capital purposes	-	620,822	456,386
Ng Bee Poh	An immediate family member of a beneficial owner of the Company	For working capital purposes	-	200,000	147,026

The amounts due to the related parties listed above are interest free, unsecured, and due on demand without an agreement.

Policies and Procedures for Related Party Transactions

Our board of directors has created an audit committee in connection with the IPO which will be tasked with review and approval of all related party transactions.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements” for our audited consolidated financial statements.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions such as those relating to breach of contract and labor and employment claims.

We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash-flow or results of operations. We may periodically be subject to legal proceedings, investigations and claims relating to our business. We may also initiate legal proceedings to protect our rights and interests.

Dividend Policy

We have not previously declared, or paid cash dividends and we have no intention to declare or pay any dividends in the near future on our Class A Ordinary Shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion in deciding whether to distribute dividends. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. All dividends are subject to certain restrictions under Cayman Islands law, namely that our Company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business.

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends.

B. Significant Changes.

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Ordinary Shares have been listed on the Nasdaq Capital Markets since April 10, 2025 under the symbol “CUPR.”

B. Plan of Distribution.

Not applicable.

C. Markets.

Our Ordinary Shares have been listed on the Nasdaq Capital Markets since April 10, 2025 under the symbol “CUPR.”

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital.

Not Application.

B. Memorandum and Articles of Association.

We incorporate by reference into this Annual Report the description of our Memorandum and Articles of Association of the Registrant, as currently in effect, Exhibit 3.1, and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-283643), as amended, initially filed with the SEC on December 6, 2024.

C. Material Contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this Annual Report.

D. Exchange controls.

There is no exchange control regulations or currency restrictions in effect in the Cayman Islands.

E. Taxation.

The following summary of the material Cayman Islands, Singapore and U.S. federal income tax consequences of an investment in or ownership of our shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences regarding investing investment in our shares, such as the tax consequences under state, local and other tax laws.

Singapore Taxation

Dividend Distributions

One Tier Corporate Taxation System

Effective from January 1, 2008, Singapore resident companies can issue one-tier tax exempt dividends. This means shareholders will not be taxed on this dividend income. However, dividends received from shares in co-operatives are taxable.

Withholding Taxes

Singapore currently does not impose withholding tax on dividends.

Goods and Services Tax

The Goods and Services Tax, or GST, in Singapore is a broad-based consumption tax that is levied on import of goods into Singapore, as well as nearly all supplies of goods and services in Singapore at the prevailing rate of 9%.

Corporate Tax

A company is regarded as tax resident in Singapore if the control and management of its business is exercised in Singapore.

Corporate taxpayers who are Singapore tax residents are subject to Singapore income tax on income accruing in or derived from Singapore and, subject to certain exceptions, on foreign-sourced income received or deemed to be received in Singapore.

However, foreign-sourced income in the form of dividends, branch profits and service income received or deemed to be received in Singapore by Singapore tax resident companies on or after June 1, 2003 is exempt from tax if certain prescribed conditions are met, including the following:

(a)	such income is subject to tax of a similar character to income tax under the law of the jurisdiction from which such income is received; and

(b)	at the time the income is received in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which the income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15%.

Certain concessions and clarifications have also been announced by the Inland Revenue Authority of Singapore with respect to such conditions.

Non-resident corporate taxpayers, with certain exceptions, are subject to Singapore income tax on income accruing in or derived from Singapore, and on foreign-sourced income received or deemed to be received in Singapore.

The corporate tax rate in Singapore is currently 17%. In addition, three-quarters of up to the first S$10,000 of a company’s annual normal chargeable income, and one-half of up to the next S$190,000, is exempt. The remaining chargeable income (after the tax exemption) will be fully taxable at the prevailing corporate tax rate.

New companies will also, subject to certain conditions and exceptions, be eligible for tax exemption on three-quarters of up to the first S$100,000 of a company’s annual normal chargeable income, and one-half of up to the next S$100,000, a year for each of the company’s first three consecutive years of assessment, or YA from YA 2020 onwards. The remaining chargeable income (after the tax exemption) will be taxed at the applicable corporate tax rate.

Material United States Federal Income Tax Considerations

The following is a discussion of certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our Class A Ordinary Shares by a U.S. Holder, as defined below, that acquires our Class A Ordinary Shares in this Annual report and holds our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting shares, investors that hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

The discussion set forth below is addressed only to U.S. Holders that purchase Class A Ordinary Shares in this Annual report. Prospective purchasers are urged to consult their own tax advisors about the application of U.S. federal income tax law to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Shares.

Taxation of dividends and other distributions on our Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, distributions of cash or other property made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this Annual Report.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. The gain or loss will generally be treated as U.S.-source income or loss for foreign tax credit purposes. U.S. Holders that sell Class A Ordinary Shares for an amount denominated in a non-U.S. currency should consult their tax advisers regarding the exchange rate at which the amount received should be translated to U.S. dollars, and whether any U.S.-source foreign currency gain or loss may be required to be recognized as a result of the sale. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive foreign investment company

A non-U.S. corporation is considered a Passive Foreign Investment Company, or PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in our previous initial public offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in our previous initial public offering) on any particular quarterly testing date for purposes of the asset test.

Whether we are a PFIC with respect to any year depends on our operations and the composition of our assets during that year. Depending on the amount of cash we raise in our previous initial public offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of cash we raise in our previous initial public offering. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in our previous initial public offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash we raise in our previous initial public offering) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares s cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets. A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Class A Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

We have previously filed with the SEC our registration statements on Form F-1 (File No. 333-283643), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—A. History and Development of the Company.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Credit risk

Credit risk is the risk of loss that may arise on outstanding financial instruments should a counterparty default on its obligations. Our exposure to credit risk arises primarily from accounts receivable and cash and bank balances. We manage our credit risk by dealing with high credit rating counterparties.

Our objective is to seek continual revenue growth while minimizing losses incurred due to increased credit risk exposure. We trade only with recognized and creditworthy third parties and uses credit verification procedures for customers seeking to trade on credit terms. In addition, receivable balances are monitored on an ongoing basis with the result that our exposure to bad debts is not significant in relation to our turnover.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Our exposure to interest rate risk arises primarily from the borrowings and lease liabilities.

We manage interest rate risk exposure while obtaining sufficient funds for business expansion and working capital needs by regularly assessing and monitoring our cash levels with reference to our business plans and day-to-day operations.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting financial obligations due to shortage of funds.

Our exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. In the management of the liquidity risk, we monitor and maintain a level of cash and bank balances deemed adequate by the management to finance our operations and mitigate the effects of the fluctuations in cash flows.

Foreign exchange risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. We have minimum foreign currency risk as our transactions are substantially transacted in Singapore Dollars.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We have not had a default of any indebtedness, and there has not been any arrearage in the payment of dividends.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. — 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-283643) for our initial public offering, which was declared effective by the SEC on March 31 2025. On April 11, 2025, we completed our initial public offering in which we issued and sold an aggregate of 3,000,000 Class A Ordinary Shares, at a price of US$4.00 per share for a total net proceeds, after deducting discounts, expenses allowance and expenses, of approximately US$9.18 million. On May 8, 2025, we closed the Over-Allotment Option of our IPO of 450,000 Class A Ordinary Shares at a price of US$4.00 per share, pursuant to the full exercise of the Over-Allotment Option, resulting in additional gross proceeds of approximately US$1.8 million. As a result, we raised aggregate net proceeds of US$10.85 million in the IPO, including the exercise of the Over-Allotment Option, after deducting discounts, expenses allowance and expenses. R. F. Lafferty was the representative of the underwriters of our initial public offering.

We incurred approximately US$2.95 million in expenses in connection with our initial public offering, which included approximately US$1.04 million in underwriting discounts, approximately US$0.13 million in expenses paid to or for underwriters, and approximately US$1.78 million in other professional expenses. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

We received net proceeds of approximately US$10.85 million after the deduction of approximately US$2.95 million of offering costs. As of the date of this annual report, we have partially utilized the net proceeds for (i) growth and expansion into new markets including South East Asia (excluding Singapore), Hong Kong, mainland China and the Middle East; (ii) research and development activities to expand our product offerings; (iii) building brand awareness; (iv) investing in equipment and infrastructure; (v) loan repayment to one of our ultimate beneficial shareholders, Jimmy Lee Peng Siew, who provided advances to us for working capital purposes.; and (vi) other working capital and general corporate purposes.

ITEM 15. CONTROLS AND PROCEDURES

a. Disclosure Controls and Procedures

This Annual Report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

ITEM 16. [RESERVED]

None.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Koh qualifies as an “audit committee financial expert”, and is independent for the purposes of the Rule 5605(c)(2) of the NYSE American Company Guide and meets the independence standards under Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees. The Code of Business Conduct and Ethics is designed to deter wrongdoing and to promote ethical conduct and full, fair, accurate, timely and understandable reports that the Company files or submits to the SEC and others. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (file No. 333-283643) filed with the SEC on December 6, 2024 and posted a copy of our code of business conduct and ethics on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Kreit & Chiu CPA LLP, our independent registered public accounting firm for the periods indicated:

	2023	2024	2024
	S$	S$	US$
Audit Fees(1)	213,059	270,205	198,636
Audit-Related Fees	-	-
All Other Fees	-	-	-
Total	213,059	270,205	198,636

(1) Audit Fees. Audit fees mean the aggregate fees for each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.

The policy of our audit committee is to pre-approve all professional services provided by Kreit & Chiu CPA LLP including audit and non-audit services. All of the services of Kreit & Chiu CPA LLP for 2023 and 2024 described above were in accordance with the audit committee pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not required.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Item 16K. CYBERSECURITY

Risk Management and Strategy

We identify and assess material risks from cybersecurity threats to our information systems and the information residing in our information systems by monitoring and evaluating our threat environment on an ongoing basis using various methods including, for example, using manual and automated tools, subscribing to reports and services that identify cybersecurity threats, analyzing reports of threats and threat actors, conducting scans of the threat environment, and conducting risk assessments.

We manage material risks from cybersecurity threats to our information systems and the information residing in our information systems through various processes and procedures, including, depending on the environment, risk assessment, incident detection and response, vulnerability management, disaster recovery and business continuity plans, internal controls within our accounting and financial reporting functions, encryption of data, network security controls, access controls, physical security, asset management, systems monitoring, and employee training. We engage third-party service providers to provide some of the resources used in our information systems and some third-party service providers have access to information residing in our information systems. With respect to such third parties, we seek to engage reliable, reputable service providers that maintain cybersecurity programs. Depending on the nature and extent of the services provided, the sensitivity and quantity of information processed, and the identity of the service provider, our processes may include conducting due diligence on the cybersecurity practices of such provider and contractually imposing cybersecurity related obligations on the provider.

We are not aware of any risks from cybersecurity threats, including as a result of any cybersecurity incidents, which have materially affected or are reasonably likely to materially affect our Group, including our business strategy, results of operations, or financial condition. Refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry — Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.”

Cybersecurity Governance

Our Board of Directors holds oversight responsibility over our Group’s risk management and strategy, including material risks related to cybersecurity threats. This oversight is executed directly by our board of directors and through its committees. Our audit committee oversees the management of our Group’s major financial risk exposures, the steps management has taken to monitor and control such exposures, and the process by which risk assessment and management is undertaken and handled, which would include cybersecurity risks, in accordance with its charter. The audit committee holds regular meetings and receives periodic reports from management regarding risk management, including major financial risk exposures from cybersecurity threats or incidents.

Within management, the Group’s Chief Financial Officer is primarily responsible for assessing and managing our material risks from cybersecurity threats and keep the senior executive officers informed on a regular basis of the identification, assessment, and management of cybersecurity risks and of any cybersecurity incidents. Such management personnel have prior experience and training in managing information systems and cybersecurity matters and participate in ongoing training programs.

As of the date hereof, the Company has not encountered cybersecurity incidents that the company believes to have been material to the Company taken as a whole.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Cuprina Holdings (Cayman) Limited, and its operating entities are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1*	Current Effective Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024)

2.1	Specimen Share Certificate or Class A Ordinary Shares (incorporated by reference to Exhibit 3.1 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024).

2.2	Description of Registrant’s Securities (incorporated herein by reference to the section titled “Description of Share Capital” in the Registrant’s registration statement on Form F-1 (File No. 333-283643)), originally filed with the Securities and Exchange Commission on December 6, 2024, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on April 9, 2025)

2.3	Form of the Representative’s Warrants (incorporated by reference to Exhibit 4.1 to Form F-6K filed with the SEC on April 11 2025).

4.1	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.1 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024).

4.2	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated by reference to Exhibit 10.2 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024).

4.3	Joint Venture Cum Shareholders’ Agreement dated May 16, 2022 between New Future Medical Services Company and Cuprina Pte. Ltd. (incorporated by reference to Exhibit 10.3 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024).

4.4	Agreement to Collaborate and Protect Confidentiality between Cuprina Pte. Ltd. and Nan’ao (Beijing) Hospital Management Co., Ltd. (incorporated by reference to Exhibit 10.4 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024).

4.5	Exclusive Distribution and Cooperation and Profit-Sharing Agreement dated June 1, 2023 between Cuprina Pte. Ltd. and Advanced Biotech and Engineering Limited (incorporated by reference to Exhibit 10.5 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024).

4.6	Agreement dated January 26, 2023 between Cuprina Pte. Ltd. and Full Crimp Milk LLP (redacted) (incorporated by reference to Exhibit 10.6 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024).

4.7	License Agreement dated June 3, 2022 between Nanyang Technological University - NTUitive Pte. Ltd. and Cuprina Pte. Ltd. (incorporated by reference to Exhibit 10.7 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024).

4.8	Industry Research Collaboration Agreement dated August 22, 2022 between Nanyang Technological University and Cuprina Pte. Ltd. (incorporated by reference to Exhibit 10.8 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024).

11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333- 283643), as amended, initially filed with the SEC on December 6, 2024)

11.2	Insider Trading Policy

12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

21.1	List of subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024).

97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 99.5 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024).

*	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CUPRINA HOLDINGS (CAYMAN) LIMITED

Date: May 14, 2025	By:	/s/ David Quek Yong Qi
	Name:	David Quek Yong Qi
	Title:	Chief Executive Officer

CUPRINA HOLDINGS (CAYMAN) LIMITED

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Cuprina Holdings (Cayman) Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cuprina Holdings (Cayman) Limited and its subsidiaries (the “Company”) as of December 31, 2024, and 2023, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Cuprina Holdings (Cayman) Limited as of December 31, 2024, and 2023, and the results of its operations and its cash flows for each of the three years period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to Cuprina Holdings (Cayman) Limited in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Cuprina Holdings (Cayman) Limited is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Kreit & Chiu CPA LLP

We have served as Cuprina Holdings (Cayman) Limited’s auditor since 2023.

Los Angeles, California

May 14, 2025

CUPRINA HOLDINGS (CAYMAN) LIMITED

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2023	2024	2024
	S$	S$	US$
ASSETS
Current assets
Cash and cash equivalents	35,263	116,472	85,622
Accounts receivable, net	50,819	26,389	19,399
Deferred costs	1,023,445	1,272,202	935,236
Amount due from related parties	161,066	93,085	68,430
Other current assets	156,791	146,152	107,442
Inventories	7,665	1,730	1,272
Total current assets	1,435,049	1,656,030	1,217,401

Noncurrent assets
Property and equipment, net	78,366	58,065	42,685
Right-of-use assets	72,286	30,940	22,745
Investments at equity	-	-	-
Total noncurrent assets	150,652	89,005	65,430

TOTAL ASSETS	1,585,701	1,745,035	1,282,831

LIABILITIES
Current liabilities
Accruals and other payables	375,439	323,971	238,161
Amount due to related parties	3,985,726	5,625,996	4,135,849
Bank loans, current	20,850	55,250	40,616
Lease liabilities, current	43,458	35,812	26,327
Total current liabilities	4,425,473	6,041,029	4,440,953

Noncurrent liabilities
Bank loans, non-current	21,700	163,728	120,362
Lease liabilities, non-current	35,812	-	-
Total noncurrent liabilities	57,512	163,728	120,362

TOTAL LIABILITIES	4,482,985	6,204,757	4,561,315

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ DEFICIT
Ordinary shares, Class A, US$0.001 par value, 25,000,000 shares authorized, 3,915,000 issued and outstanding at December 31, 2023 and 2024	5,264	5,264	3,870
Ordinary shares, Class B, US$0.001 par value, 25,000,000 shares authorized, 14,085,000 issued and outstanding at December 31, 2023 and 2024	18,939	18,939	13,923
Additional paid in capital	78,722	78,722	57,871
Accumulated deficit	(3,000,518)	(4,561,053)	(3,352,976)
Accumulated other comprehensive loss	309	(1,594)	(1,172)
Total shareholders’ deficit	(2,897,284)	(4,459,722)	(3,278,484)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	1,585,701	1,745,035	1,282,831

The accompanying notes are an integral part of these consolidated financial statements.

CUPRINA HOLDINGS (CAYMAN) LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended December 31,
	2022	2023	2024	2024
	S$	S$	S$	US$

Revenue	56,599	100,773	48,321	35,522
Cost of revenues	(36,621)	(64,168)	(51,345)	(37,745)
Gross profit	19,978	36,605	(3,024)	(2,223)

Operating expenses:
Selling, general and administrative expenses	(902,887)	(937,200)	(1,400,873)	(1,029,826)
Research and development costs	(292,879)	(167,734)	(241,362)	(177,433)
Total operating expenses	(1,195,766)	(1,104,934)	(1,642,235)	(1,207,259)

Loss from operations	(1,175,788)	(1,068,329)	(1,645,259)	(1,209,482)

Other income (expense):
Other income	90,634	39,149	173,865	127,813
Interest expense	(2,017)	(56,587)	(37,210)	(27,354)
Total other (expense) income, net	88,617	(17,438)	136,655	100,459

Income before tax expense	(1,087,171)	(1,085,767)	(1,508,604)	(1,109,023)

Income tax expense	-	-	-	-

Income before equity in net earnings of affiliates	(1,087,171)	(1,085,767)	(1,508,604)	(1,109,023)

Equity in net earnings of affiliates	(7,345)	(33,788)	(51,931)	(38,176)

Net loss	(1,094,516)	(1,119,555)	(1,560,535)	(1,147,199)

Other comprehensive loss:
Foreign currency translation, net of income tax	(261)	570	(1,903)	(1,399)
Total comprehensive loss	(1,094,777)	(1,118,985)	(1,562,438)	(1,148,598)

Loss per share attributable to weighted average number of outstanding ordinary shares
Basic and diluted (cents)	(6.08)	(6.22)	(8.68)	(6.38)

Weighted average number of outstanding ordinary shares
Basic and diluted	18,000,000	18,000,000	18,000,000	18,000,000

The accompanying notes are an integral part of these consolidated financial statements.

CUPRINA HOLDINGS (CAYMAN) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	Ordinary shares, Class A		Ordinary shares, Class B		Additional		Accumulated other	Total
	Shares Outstanding	Par value	Shares Outstanding	Par value	paid-in capital	Accumulated deficit	comprehensive loss	shareholders’ deficit
		S$		S$	S$	S$	S$	S$
Balance as of January 1, 2022	3,915,000	5,264	14,085,000	18,939	78,722	(786,447)	-	(683,522)
Net loss	-	-	-	-	-	(1,094,516)	-	(1,094,516)
Foreign currency translation	-	-	-	-	-	-	(261)	(261)

Balance as of December 31, 2022	3,915,000	5,264	14,085,000	18,939	78,722	(1,880,963)	(261)	(1,778,299)
Net loss	-	-	-	-	-	(1,119,555)	-	(1,119,555)
Foreign currency translation	-	-	-	-	-	-	570	570

Balance as of December 31, 2023	3,915,000	5,264	14,085,000	18,939	78,722	(3,000,518)	309	(2,897,284)
Net loss	-	-	-	-	-	(1,560,535)	-	(1,560,535)
Foreign currency translation	-	-	-	-	-	-	(1,903)	(1,903)
Balance as of December 31, 2024	3,915,000	5,264	14,085,000	18,939	78,722	(4,561,053)	(1,594)	(4,459,722)

		US$		US$	US$	US$	US$	US$
Balance as of December 31, 2024	3,915,000	3,870	14,085,000	13,923	57,871	(3,352,976)	(1,172)	(3,278,484)

The accompanying notes are an integral part of these consolidated financial statements.

CUPRINA HOLDINGS (CAYMAN) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2022	2023	2024	2024
	S$	S$	S$	US$

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(1,094,516)	(1,119,555)	(1,560,535)	(1,147,199)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	29,088	35,059	42,185	31,012
Loss on disposal of property and equipment	8,738	-	-	-
Current expected credit loss on account receivables	8,780	28,409	-	-
Write-off on inventories	-	-	5,935	4,363
Lease related expenses	(2,935)	106	(2,112)	(1,553)
Foreign exchange loss (gain)	1,050	2,484	(1,741)	(1,280)
Equity in net earnings of affiliates	7,345	33,788	51,931	38,176
Change in operating assets and liabilities:
Account receivables	(38,444)	(37,511)	24,430	17,959
Contract assets	192	2,488	-	-
Other current assets	(103,297)	(32,122)	10,639	7,821
Inventories	(6,501)	(1,164)	-	-
Accounts payable	(220)	-	-	-
Accruals and other payables	(266,857)	(45,863)	123,562	90,835
Advance to related parties, net	(392,097)	238,900	69,725	51,257
Net cash used in operating activities	(1,849,674)	(894,981)	(1,235,981)	(908,609)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(16,049)	(67,977)	(21,884)	(16,088)
Investment at equity	(15,235)	-	-	-
Net cash used in investing activities	(31,284)	(67,977)	(21,884)	(16,088)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of bank loans	(19,457)	(20,574)	(23,572)	(17,329)
Proceeds from bank loans	-	-	200,000	147,026
Payments of deferred offering costs	-	(647,796)	(423,787)	(311,539)
Advance from related parties, net	1,697,959	1,101,445	1,588,336	1,167,637
Net cash provided by financing activities	1,678,502	433,075	1,340,977	985,795

Net change in cash and cash equivalents	(202,456)	(529,883)	83,112	61,098

Foreign currency translation	(261)	570	(1,903)	(1,399)
Cash and cash equivalents - beginning of year	767,293	564,576	35,263	25,923
Cash and cash equivalents - end of year	564,576	35,263	116,472	85,622

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	2,017	727	221	162

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Unpaid deferred offering costs	-	242,287	-	-

The accompanying notes form an integral part of these consolidated financial statements.

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  1 Organization and business overview

Cuprina Holdings (Cayman) Limited is an exempted company incorporated on September 22, 2023 under the laws of the Cayman Islands. The Company, through its subsidiaries, manufactures, supplies and sells of medical devices (i.e. primarily Maggot Debridement Therapy (“MDT”)), to manage and accelerate healing and closure of chronic wounds. The products are composed of nature-based bioactive, in the form of advanced wound dressings, derived from sustainable sources. These products have applications in the medical, cosmeceutical and nutraceutical industries and will be sold directly in Singapore, Malaysia, Saudi Arabia, Hong Kong and Mainland China through partnerships and rest of the world through distributorships. The Company and its subsidiaries are collectively referred to as the “Company”. The Company is headquartered in Singapore.

Reorganization of the Company’s legal structure (the “Reorganization”)

The Company began business operations on August 28, 2019 when Cuprina Pte. Ltd. was incorporated in Singapore. As part of the Reorganization for the purpose of the listing, Cuprina Holdings (BVI) Limited was incorporated in the British Virgin Islands on October 3, 2023.

The Reorganization was completed in January 2024. The Reorganization involved the transfer of 100% of the equity interests in Cuprina Pte. Ltd. from its original shareholders, Cuprina Holding Pte. Ltd. to Cuprina Holdings (BVI) Limited. Subsequently, 100% of the equity interests in Cuprina Holdings (BVI) Limited were transferred to the Company, Cuprina Holdings (Cayman) Limited. Consequently, Cuprina Holdings (Cayman) Limited became the holding company of all the entities mentioned above and resulted in a change in the reporting entity from Cuprina Pte. Ltd. to Cuprina Holdings (Cayman) Limited.

The Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholder, Cuprina Holding Pte. Ltd. controlled all these entities before and after the Reorganization. Cuprina Holding Pte. Ltd. owned 100.00% equity interest in all these entities before the Reorganization and 78.25% equity interest in all these entities through Cuprina Holdings (Cayman) Limited after the Reorganization.

In a transaction that is considered to be a transfer of net assets or exchange of equity interest between entities under common control, the receiving entity reflects the transfer as a change in the reporting entity on a retrospective basis. ASC 805-50-30-5 applies to transfers of net assets or exchange of equity interest between entities under common control and requires the receiving entity to reflect the transfer in a manner similar to a pooling of interests. A pooling of interests was the method of accounting for the reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions (transfer of net assets or exchange of equity interest) had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. The assets and liabilities and results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period eliminating the effects of intra-entity transactions.

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of the Company include the following entities:

Name	Date of incorporation	Percentage of direct or indirect interests	Place of incorporation	Principal activities
Cuprina Holdings (Cayman) Limited	September 22, 2023	100%	Cayman Island	Holding business

Cuprina Holdings (BVI) Limited	October 3, 2023	100%	British Virgin Islands	Holding business

Cuprina Pte. Ltd.	August 28, 2019	100%	Singapore	Manufacture, distribution, and supply of medical devices

Cuprina United States Inc.	April 6, 2022	100%	United States	Holding business

Cuprina Malaysia Sdn. Bhd.	March 29, 2022	100%	Malaysia	Manufacture, distribution, and supply of medical devices

Cuprina (Beijing) Biotechnology Co., Ltd.	July 26, 2022	100%	China	Manufacture, distribution, and supply of medical devices

Cuprina Hong Kong Limited	May 17, 2022	100%	Hong Kong	Manufacture, distribution, and supply of medical devices

On April 11, 2025, the Company has completed the Initial Public Offering (“IPO”) of 3,000,000 Class A Ordinary Shares on Nasdaq Capital Market, at a public offering price of US$4.00 per share, and give rise to total gross proceeds of US$12.0 million. The Ordinary Shares were previously approved for listing on Nasdaq Capital Markets on April 9, 2025 and commenced trading under the ticker symbol “CUPR” on April 10, 2025.

On May 8, 2025, the Company has closed the sale of an additional 450,000 Class A Ordinary Shares of the Company, pursuant to the full exercise of the underwriter’s over-allotment option granted in connection with the Company’s IPO, at the IPO price of US$4.00 per share.

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  2 Basis of presentation and significant accounting policies

Basis of presentation

This summary of significant accounting policies is presented to assist in understanding the Company’s consolidated financial statements and have been consistently applied in the preparation of the financial statements as of December 31, 2023 and 2024. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Going concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company had a working capital deficiency of S$2,990,424 and S$4,384,999 (US$3,223,552) and a shareholders’ deficit of S$2,897,284 and S$4,459,722 (US$3,278,484) as at December 31, 2023 and 2024, respectively. These factors, among others, raises substantial doubt about the Company’s ability to continue as a going concern.

On April 11, 2025, the Company has completed the Initial Public Offering (“IPO”) of 3,000,000 Class A Ordinary Shares on Nasdaq Capital Market, at a public offering price of US$4.00 per share, and give rise to total gross proceeds of US$12.0 million. The gross proceeds raised enable us to meet our liabilities as and when they fall due, and sufficient to meet our operational needs over the next 12 months. We believe the completion of the IPO alleviates the substantial doubt about the Company’s ability to continue as a going concern.

The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Significant account policies

Consolidation

The accompanying consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries. All inter-company balances, investment and capital, if any, have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, the useful lives and impairment of long-lived assets, and collectability of accounts receivable and other current assets. Actual results may differ from these estimates.

Cash Flows Reporting

We follow ASC 230, Statements of Cash Flows, for cash flows reporting, and classify cash receipts and payments according to whether they stem from operating, investing, or financing activities and provides definitions of each category. We use the indirect or reconciliation method (“Indirect method”) as defined by ASC 230, Statement of Cash Flows, to report net cash flow from operating activities by adjusting net income (loss) to reconcile it to net cash flow from operating activities by removing the effects of all deferrals of past operating cash receipts and payments and all accruals of expected future operating cash receipts and payments and all items that are included in net (loss) income that do not affect operating cash receipts and payments.

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and cash equivalents

Cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use.

Accounts receivable, net

Accounts receivable mainly represent amounts due from customers that meet the revenue recognition criteria. These accounts receivables are recorded net of any allowance for credit losses and specific customer credit allowances. The Company maintains an allowance for estimated credit losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the receivable amount in dispute, and the current receivables aging and current payment patterns, over the contractual life of the receivable. The Company writes off the receivable when it is determined to be uncollectible.

Other current assets

Other current assets, net, primarily consists of deposits, prepayments made to vendors or services providers for future services that have not been provided, and other receivables from third parties. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2023 and 2024, management believes that the Company’s other current assets are not impaired.

Inventory

Inventories are measured at the lower of cost or net realizable value. The cost of inventories is based on the first-in, first-out principle, and includes expenditure incurred in acquiring the inventories and other costs incurred in bringing them to their existing location and condition.

Deferred costs

Pursuant to ASC 340-10-25-2, deferred costs attributable to preproduction costs related to long-term supply arrangements shall be capitalized.

In addition, pursuant to ASC 340-10-S99-1, offering costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal and consulting fees related to the registration statement, and the expenses related to the SEC filing and printing. As of December 31, 2024, the Company did not conclude its IPO.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if applicable. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Property and equipment	Capitalize of lease term or expected useful life
Motor vehicles	5 years
Computers	3 years
Furniture and fittings	3 years
Renovation	5 years
Office equipment	3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statement of operations and comprehensive loss. Expenditures for maintenance and repairs are charged to expense as incurred, while additions renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

CUPRINA HOLDINGS (CAYMAN) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets (asset groups), including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Company recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended December 31, 2023 and 2024, no impairment of long-lived assets was observed and recognized.

Investments at equity

Pursuant to ASC 323-30-25-1, the joint venture is accounted for using the equity method of accounting as the Company has the ability to exercise significant influence over operating and financial policies of the investee but does not have a controlling financial interest. Our judgment regarding the level of influence over an equity method investment includes considering key factors such as our ownership interest, representation on the board of directors, participation in policy making decisions and material intercompany transactions. Under this method of accounting, the Company records its proportionate share of the net earnings or losses of the equity method investee and a corresponding increase or decrease to the investment balance. The Company evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable.

As of December 31, 2023 and 2024, the investments at equity of the Company were S$nil and S$nil (US$nil), respectively. There is a general presumption that equity method should be suspended and losses should not be recognized in excess of the total investment (including any additional advances). It is important that investors continue to track unrecognized equity method losses to determine when to record subsequent period equity method earnings. However, an investor may record losses in excess of the carrying amount of the investment if the investor has guaranteed the investee’s obligations or has committed to provide further financial support to the investee, as described in ASC 323-10-35-20.

Fair value measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in pricing the asset or liability. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	- observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- other inputs that are directly or indirectly observable in the marketplace.
Level 3	- unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, contract assets, inventories, accounts payable, amount due to related parties, and accruals and other payables approximate their fair values because of their generally short maturities.

CUPRINA HOLDINGS (CAYMAN) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue recognition

The Company follows the revenue requirements of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Accounting Standards Codification (“ASC”) 606”). The core principle underlying the revenue recognition of this ASC allows the Company to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, the Company applies a five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

Revenues are generally recognized upon the transfer of control of promised products or services provided to our customers, reflecting the amount of consideration we expect to receive for those products or services.

The Company generates revenue from the following streams:

Sales of Maggot Debridement Therapy Product

The Company recognizes revenue from the respective hospitals after 36 hours from the delivery of the vials to the hospital for their treatment of respective patients, as the storage life of the vials are only 36 hours from the production and this is when the customer could direct the use of and obtain the benefits of their service. Maggot Debridement Therapy product is typically sold without a discount for early payment, rebates or rights of return.

Payment terms are generally 30 days from the date of invoice. The point of invoice is typically upon completion of the overall service and treatment, as at this point the Company is able to conclude whether the patient will be receiving (i) ala carte orders, (ii) one (1) week packages, or (iii) one (1) month packages, and invoice accordingly. The Company’s product sales contracts are primarily with customers, which is the hospital. The revenue occurs at a point in time, when the customer received the vials or maggots for their treatment to the respective patients. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account for revenue recognition. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The Company’s performance obligations are satisfied upon 36 hours from the delivery of maggots for the treatment of respective patients from the doctor at the estimated net realizable amount for those services and goods.

Sales of Cosmeceutical Product

The Company provides sale of cosmeceutical product to its customers. Revenue from sale of cosmeceutical product is recognized when the Company satisfies a performance obligation at a point in time which generally coincides with delivery and acceptance of the good sold. The customer would indicate the acceptance of the goods sold to them through acknowledgment on the delivery order. Cosmeceutical product is typically sold with a right of return and without discount for early payment and rebates. Accumulated experience is used to estimate and provide for such returns at the time of sale. There has been no event for return of goods since the launching of the product.

CUPRINA HOLDINGS (CAYMAN) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole and hence, the Company has only two reportable segments, being the Maggot Debridement Therapy Product and Cosmeceutical Product.

Concentrations and credit risk

The Company maintains cash with banks in Singapore (“SGN”). Should any bank holding cash become insolvent, or if the Company is otherwise unable to withdraw funds, the Company would lose the cash with that bank; however, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. In Singapore, a depositor has up to S$100,000 insured by Singapore Deposit Insurance Corporation (“SDIC”).

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security. The Company periodically evaluates the creditworthiness of the existing clients in determining the allowance for current expected credit loss primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

As of December 31, 2023, the Company’s assets were located in Singapore and Malaysia, and the Company’s revenue was principally derived from the operations in Singapore. As of December 31, 2024, the Company’s assets were located in Singapore, Malaysia and United States of America, and the Company’s revenue was principally derived from the operation in Singapore.

For the year ended December 31, 2023, customer A, customer B, customer C, customer D, and customer E accounted for 22.0%, 18.1%, 17.0%, 13.4% and 10.7% of the Company’s total revenue and 25.1%, 22.8%, 7.9%, 6.5%, and 26.0% of the Company’s total accounts receivable as of December 31, 2023, respectively. For the year ended December 31, 2024, customer A, customer B, customer C, customer E , and customer F accounted for 8.3%, 13.4%, 23.8%, 20.9% and 4.8% of the Company’s total revenue and 39.0%, 32.5%, 0.0%, 3.0% and 3.2% of the Company’s total accounts receivable as of December 31, 2024, respectively.

For the year ended December 31, 2023, vendor A, vendor B, vendor C, and vendor D accounted for 34.6%, 19.4%, 18.3%, and 9.9% of the Company’s total purchases, respectively. For the year ended December 31, 2024, vendor A and vendor C accounted for 67.4% and 18.0% of the Company’s total purchases, respectively.

None of the vendors consisted of more than 10% of accounts payable as of December 31, 2023 and 2024.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will be incurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Employee benefits

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

i)	Defined contribution plan

Defined contribution plan are post-employment benefit plan under which the Company pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, and contractual basis. The Company has no further payment obligations once the contributions have been paid.

CUPRINA HOLDINGS (CAYMAN) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Research and development

In connection with the design and development of products, the Company expenses all research costs as incurred, which primarily comprise internal and external costs related to execution of studies. For the year ended December 31, 2022, 2023 and 2024, research and development expenses were S$292,879, S$167,734 and S$241,362 (US$177,433), respectively.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

The Company follows ASC 850 Related Party Disclosures for the identification of related parties and disclosure of related party transactions.

Foreign currency

The accompanying consolidated financial statements are presented in Singapore Dollars (“S$”), which is the reporting currency of the Company. The functional currencies of the Company are the Singapore Dollar, United State Dollar, Malaysia Ringgit, Renminbi and Hong Kong Dollar.

Translations of the consolidated balance sheet, consolidated statement of operations and comprehensive loss, consolidated statement of changes in shareholders’ deficit and consolidated statement of cash flows from S$ into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the rate of US$0.7351 = S$1, as set forth in the statistical release of the Monetary Authority Singapore on December 31, 2024. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

Income taxes

The Company accounts for income taxes under FASB ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also provided for net operating loss carryforwards that can be utilized to offset future taxable income.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. A valuation allowance is established, when necessary, to reduce net deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of FASB ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes for the years ended December 31, 2023 and 2024. The Company does not expect that its assessment regarding uncertain tax positions will materially change over the next 12 months.

Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

CUPRINA HOLDINGS (CAYMAN) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Leases

The Company adopted ASC 842 on January 1, 2019. The Company is a lessee of non-cancellable operating leases for its corporate office premises and production space. The Company determines if an arrangement is a lease at inception. Lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term in calculating the right-of-use assets and liabilities.

The Company has elected not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less. The Company recognizes the lease payments associated with its short-term leases as an expense on a straight-line basis over the lease term.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2023 and 2024, the Company did not have any impairment loss against its operating lease right-of-use assets.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if outstanding stock options, warrants and convertible debt were exercised or converted into ordinary shares. When the Company incurs a loss, diluted shares are not included, as their inclusion would have an anti-dilutive effect. The Company did not have any dilutive securities or debt for each of the years ended December 31, 2023 and 2024.

Reclassification

Certain prior period accounts have been reclassified to be in conformity with current period presentation.

Recent Accounting Pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, an EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company made the election to delay the adoption of new or revised accounting standards.

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that contractual sale restrictions are not considered in measuring fair value of equity securities and requires additional disclosures for equity securities subject to contractual sale restrictions. The standard is effective for public companies for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Company adopted the ASU on January 1, 2024. The additional required disclosures did not have a material impact on our consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting—Improvements to Reportable Segment Disclosures (Topic 280). The standard requires incremental disclosures related to reportable segments, including disaggregated expense information and the title and position of the company’s chief operating decision maker (“CODM”), as identified for purposes of segment determination. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Entities must adopt the changes to the segment reporting guidance on a retrospective basis. The Company adopted the ASU on January 1, 2024. The additional required disclosures did not have a material impact on our consolidated financial statements.

CUPRINA HOLDINGS (CAYMAN) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The standard will be effective for public companies for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on our consolidated financial statements and does not expect materials impact to its consolidated financial statements.

In March 2024, the FASB issued ASU 2024-02 Codification Improvements – Amendments to Remove References to the Concepts Statements. This ASU amends the ASC by removing references to various FASB Concepts Statements to simplify the ASC and draw a distinction between authoritative and non-authoritative literature. The amendments in this update apply to all reporting entities within the scope of the affected accounting guidance and are effective for public entities for fiscal years beginning after December 15, 2024. Early adoption is permitted in any interim or annual period in which financial statements have not yet been issued. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03 Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures. This ASU requires disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026 and for interim periods within fiscal years beginning after December 15, 2027. ASU 2024-03 should be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the financial statements. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and cash flows.

  3 Account receivable, net

	As of December 31,
	2023	2024	2024
	S$	S$	US$

Accounts receivable	99,966	75,536	55,529
Less: allowance for current expected credit loss	(49,147)	(49,147)	(36,130)
Total accounts receivable	50,819	26,389	19,399

Movement of allowance for current expected credit loss are as follows:

	As of December 31,
	2023	2024	2024
	S$	S$	US$

Allowance for current expected credit loss, beginning balance	11,958	20,738	15,728
Addition	8,780	28,409	21,545
Allowance for current expected credit loss, ending balance	20,738	49,147	37,273

CUPRINA HOLDINGS (CAYMAN) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  4 Contract assets

	As of December 31,
	2023	2024	2024
	S$	S$	US$

Balance - beginning of the year	2,488	-	-
Increase resulting from satisfaction of performance obligations	-	-	-
Less: progress billings	(2,488)	-	-
Balance - end of the year	-	-	-

  5 Other current assets

	As of December 31,
	2023	2024	2024
	S$	S$	US$

Prepayment	72,603	79,727	58,610
Deposit	66,688	66,425	48,832
Other current assets	17,500	-	-
	156,791	146,152	107,442

  6 Property and equipment, net

	As of December 31,
	2023	2024	2024
	S$	S$	US$

Computers	17,793	17,793	13,080
Furniture and Fittings	36,038	57,272	42,102
Renovation	96,098	96,098	70,645
Office Equipment	35,447	36,097	26,536
Total	185,376	207,260	152,363
Less: accumulated depreciation	(107,010)	(149,195)	(109,678)
Net book value	78,366	58,065	42,685

Depreciation expense for the years ended December 31, 2022, 2023 and 2024 was S$29,088, S$35,059 and S$42,185 (US$31,012) respectively, out of which S$1,932, S$8,064 and S$10,499 (US$7,718) of the depreciation expense was recognized in the cost of revenue.

CUPRINA HOLDINGS (CAYMAN) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  7 Investments at equity

Biotherapeutic Solutions Sdn. Bhd. (“BSSB”) – Malaysia

The Company owned a 50% interest in Cuprina GHHS LLP, a joint arrangement which was established on July 7, 2022 with GHHS Healthcare Management Sdn, Bhd (“GHHS”). This joint arrangement was principally engaged in wound management services.

Subsequently, on February 1, 2023, the joint arrangement has ceased operations following the incorporation and replacement from the new joint venture entity, namely Biotherapeutic Solutions Sdn. Bhd. of which the Company owned a 40% equity interest under the new agreement.

On July 11, 2023, the joint venture agreement has been terminated with an immediate effect following the mutual agreement from both parties and the joint venture entity has been closed down accordingly. The parties have agreed that any residual net assets or liabilities from the joint venture entity belong to GHHS.

Cuprina MENA Co., Ltd. (“Cuprina MENA”)– Saudi Arabia

As of December 31, 2024, the Company owned a 49% equity interest in Cuprina MENA Co., Ltd., an associate which was incorporated on May 21, 2023 with New Future Medical Services Company. This associate is principally engaged in the supply of medical devices and the operation of medical laboratories and supporting medical services.

Summarized financial information of the joint venture and associate are set out below:

	BSSB	Cuprina MENA	Total
	S$	S$	S$

As of December 31, 2022
Current assets	22,743	-	22,743
Current liabilities	6,670	-	6,670

For the year ended December 31, 2023
Net sales or gross revenue	3,370	-	3,370
Gross profit	2,532	-	2,532
Net loss	(14,690)	-	(14,690)
Net loss attributable to the Company	(7,345)	-	(7,345)

	BSSB	Cuprina MENA	Total
	S$	S$	S$

As of December 31, 2023
Current assets	-	17,580	17,580
Current liabilities	-	35,274	35,274

For the year ended December 31, 2023
Net loss	(15,780)	(52,854)	(68,364)
Net loss attributable to the Company	(7,890)	(25,898)	(33,788)

	BSSB	Cuprina MENA	Total
	S$	S$	S$	US$

As of December 31, 2024
Current assets	-	9,447	9,447	6,945
Current liabilities	-	164,840	164,840	121,179

For the year ended December 31, 2024
Net loss	-	(105,981)	(105,981)	(77,910)
Net loss attributable to the Company	-	(51,931)	(51,931)	(38,176)

CUPRINA HOLDINGS (CAYMAN) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  8 Leases

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

The Company has two office premises operating lease agreements with lease terms of three years, respectively. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term of one year or less.

As of December 31, 2024, the Company had the following non-cancellable operating lease contracts:

Description of lease	Lease term
Office premise – Block 1090	3 years
Office premise – Block 1092	3 years

  (a) Amount recognized in the consolidated balance sheets:

	As of December 31,
	2023	2024	2024
	S$	S$	US$
Operating lease
Operating lease right-of-use assets	72,286	30,940	22,745

Operating lease liabilities
Current	43,458	35,812	26,327
Non-current	35,812	-	-
	79,270	35,812	26,327

(b) A summary of lease cost recognized in the Group’s consolidated statements of operations is as follows:

	Years Ended December 31,
	2022	2023	2024	2024
	S$	S$	S$	US$

Operating lease cost
Operating lease expense	32,043	46,402	44,185	32,482

Finance lease cost
Amortization of right-of-use assets	4,560	-	-	-
Interest of lease liabilities	175	-	-	-

CUPRINA HOLDINGS (CAYMAN) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (c) Supplemental cash flow information related to leases is as follows:

	Years Ended December 31,
	2022	2023	2024	2024
	S$	S$	S$	US$

Cash paid for amounts included in the measurement of lease liabilities:
Cash flows from operating leases	32,043	46,402	44,185	32,482
Cash flows from finance lease	6,376	-	-	-

Lease Commitment

Future minimum lease payments under non-cancellable operating lease agreements as of December 31, 2024 were as follows:

	Minimum lease payment
	2024	2024
Twelve months ending December 31,	S$	US$
2025	36,421	26,775
Total future minimum lease payments	36,421	26,775
Less imputed interest	(609)	(448)
Present value of operating lease liabilities	35,812	26,327
Less: current portion	(35,812)	(26,327)
Long-term portion	-	-

The following summarizes other supplemental information about the Company’s lease as of December 31:

	As of December 31,
	2023	2024
Weighted average discount rate
Operating leases	5.25%	5.25%

Weighted average remaining lease term
Operating leases	1 year 9 months	9 months

CUPRINA HOLDINGS (CAYMAN) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  9 Accruals and other current liabilities

	As of December 31,
	2023	2024	2024
	S$	S$	US$

Accruals	288	82	60
Other payables	375,151	323,889	238,101
Total	375,439	323,971	238,161

  10 Equity

Ordinary shares

The Company was incorporated under the laws of the Cayman Islands on September 22, 2023. The original authorized share capital of the Company was US$50,000 divided into 25,000,000 Class A Ordinary Shares and 25,000,000 Class B Ordinary Shares, par value US$0.001 per share. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each holder of our Class A Ordinary Share is entitled to one vote per share. Each holder of our Class B Ordinary Share is entitled to 10 votes per share.

The Company issued 3,915,000 Class A Ordinary Shares and 14,085,000 Class B Ordinary Shares, which were outstanding as of December 31, 2023 and 2024.

  11 Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2023 and 2024:

Name of related parties	Relationship with the Company
Cuprina Farm Sdn. Bhd.	Related Company
Cuprina Pollination Pte. Ltd.	Related Company
Pestoniks Innovations Pte. Ltd.	Related Company
Cuprina MENA Co., Ltd.	Associate
Cuprina Holding Pte. Ltd.	Shareholder
Jimmy Lee Peng Siew	Shareholder
Baptista Carl Marc	Shareholder
David Quek Yong Qi	Shareholder
Bryan Teo Yingjie	Shareholder
Rachel Lee Lin	Shareholder
Dorea Quek En Qi	Shareholder
De Guzman Caroline Francesca Lee Ling	Shareholder
Teo Peng Kwang	Shareholder
iCapital Holdings (SG) Pte. Ltd.	Shareholder
Ng Bee Poh	Immediate family member of a shareholder

Amount due from related companies

The Company gave advances to Cuprina Pollination Pte. Ltd. for working capital purposes. The receivable balance due from Cuprina Pollination Pte. Ltd. were S$96,971 and S$14,521 (US$10,675) as of December 31, 2023 and 2024, respectively. Such balance is interest free, unsecured, and due on demand without an agreement.

The Company gave advances to Pestoniks Innovations Pte. Ltd. for working capital purposes. The receivable balance due from Pestoniks Innovations Pte. Ltd. were S$61,170 and S$61,170 (US$44,968) as of December 31, 2023 and 2024, respectively. Such balance is interest free, unsecured, and due on demand without an agreement.

CUPRINA HOLDINGS (CAYMAN) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amount due from an associate

The Company gave advances to Cuprina MENA Co., Ltd. for working capital purposes. The receivable balance due from Cuprina MENA Co., Ltd. was S$92,298 (US$67,851) as of December 31, 2024. Such balance is interest free, unsecured, and due on demand without an agreement.

Amount due from shareholders

The receivable balances due from Bryan Teo Yingjie were S$605 and S$605 (US$445) as of December 31, 2023 and 2024, respectively, and related to the outstanding share subscription with regards to the 450 ordinary shares issued with no par value in Cuprina Holdings (BVI) Limited prior to the Reorganization. Such balance is interest free, unsecured, and due on demand without agreement.

The receivable balances due from Rachel Lee Lin were S$605 and S$605 (US$445) as of December 31, 2023 and 2024, respectively, and related to the outstanding share subscription with regards to the 450 ordinary shares issued with no par value in Cuprina Holdings (BVI) Limited prior to the Reorganization. Such balance is interest free, unsecured, and due on demand without agreement.

The receivable balances due from Dorea Quek En Qi were S$605 and S$605 (US$445) as of December 31, 2023 and 2024, respectively, and related to the outstanding share subscription with regards to the 450 ordinary shares issued with no par value in Cuprina Holdings (BVI) Limited prior to the Reorganization. Such balance is interest free, unsecured, and due on demand without agreement.

The receivable balances due from De Guzman Caroline Francesca Lee Ling were S$605 and S$605 (US$445) as of December 31, 2023 and 2024, respectively, and related to the outstanding share subscription with regards to the 450 ordinary shares issued with no par value in Cuprina Holdings (BVI) Limited prior to the Reorganization. Such balance is interest free, unsecured, and due on demand without agreement.

The receivable balances due from iCapital Holdings (SG) Pte. Ltd. were S$505 and S$505 (US$371) as of December 31, 2023 and 2024, respectively, and related to the outstanding share subscription with regards to the 375 ordinary shares issued with no par value in Cuprina Holdings (BVI) Limited prior to the Reorganization. Such balance is interest free, unsecured, and due on demand without agreement.

Amount due to related company

The payable balance due to Cuprina Farm Sdn. Bhd, was S$4,134 and S$4,134 (US$3,039) as of December 31, 2023 and 2024, respectively, and related to the over-settlement for the receivable balance due from Cuprina Farm Sdn. Bhd. previously. This was due to the strengthening of the Malaysian Ringgit (“MYR”) relative to the Singapore Dollar (“SGD”) as the balances was denominated in MYR. Such balance is interest free, unsecured, and due on demand without an agreement.

Amount due to associate

The payable balance due to Cuprina MENA Co., Ltd was S$25,898 as of December 31, 2023, and related to the outstanding share subscription with regard to the 49,000 ordinary shares issued in Cuprina MENA Co., Ltd. and sharing for outstanding working capital as of December 31, 2023. Such balance is interest free, unsecured, and due on demand without agreement.

Amount due to shareholders

Our shareholder, Cuprina Holding Pte. Ltd. gave advances to the Company for working capital purposes. The payable balance due to Cuprina Holding Pte. Ltd. was S$2,931,765 and S$2,931,765 (US$2,155,234) as of December 31, 2023 and 2024, respectively. Such balance is interest free, unsecured, and due on demand without an agreement.

One of the ultimate individual shareholders, Jimmy Lee Peng Siew gave advances to the Company for working capital purposes. The payable balances due to Jimmy Lee Peng Siew were S$986,860 and S$1,451,629 (US$1,067,139) as of December 31, 2023 and 2024, respectively. Out of the total payable balances, S$986,860 (US$725,472) is unsecured, due by June 30, 2025 or upon completion of IPO, whichever is earlier, and carries an interest of 6.0%. The remaining balance is interest free, unsecured, and due on demand without an agreement.

CUPRINA HOLDINGS (CAYMAN) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

David Quek Yong Qi gave an advance to the Company for working capital purposes. The payable balance due to David Quek Yong Qi were S$18,596 and S$237,618 (US$174,681) as of December 31, 2023 and 2024, respectively. Such balance is interest free, unsecured, and due on demand without an agreement.

Bryan Teo Yingjie gave an advance to the Company for working capital purposes. The payable balance due to Bryan Teo Yingjie were S$7,997 and S$105,979 (US$77,909) as of December 31, 2023 and 2024, respectively. Such balance is interest free, unsecured, and due on demand without an agreement.

Rachel Lee Lin gave an advance to the Company for working capital purposes. The payable balance due to Rachel Lee Lin were S$10,476 and S$67,654 (US$49,735) as of December 31, 2023 and 2024, respectively. Such balance is interest free, unsecured, and due on demand without an agreement.

Dorea Quek En Qi gave an advance to the Company for working capital purposes. The payable balance due to Dorea Quek En Qi was S$6,395 (US$4,701) as of December 31, 2024. Such balance is interest free, unsecured, and due on demand without an agreement.

Teo Peng Kwang gave an advance to the Company for working capital purposes. The payable balance due to Teo Peng Kwang was S$620,822 (US$456,386) as of December 31, 2024. Such balance is interest free, unsecured, and due on demand without an agreement.

Ng Bee Poh, an immediate family member for one of the shareholders, David Quek Yong Qi gave an advance to the Company for working capital purposes. The payable balance due to Ng Bee Poh was S$200,000 (US$147,026) as of December 31, 2024. Such balance is interest free, unsecured, and due on demand without an agreement.

CUPRINA HOLDINGS (CAYMAN) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12	Bank loans

The Company has a five-year S$100,000 unsecured fixed rate bank loan which expires in January 2026. The bank loan carries an interest rate of 2.5% per annum.

In November 2024, the Company has secured another five-year S$200,000 unsecured fixed rate bank loan which expires in November 2029. The bank loan carries an interest rate of 8.0% per annum.

At December 31, 2023 and 2024, the carrying amount of the bank loans were S$42,550 and S$218,978 (US$160,978), respectively. Interest expenses for the years ended December 31, 2022, 2023 and 2024 are S$1,842, S$727 and S$1,783 (US$1,311), respectively.

The maturities schedule is as follows:

	Maturities schedule
	2024	2024
	S$	US$
Year ending December 31,
2025	55,250	40,616
2026	37,556	27,609
2027	40,022	29,421
2028	43,344	31,864
2029	42,806	31,468
Total	218,978	160,978
Less: current portion	(55,250)	(40,616)
Long-term portion	163,728	120,362

13	Income taxes

Cayman Islands and BVIs

The Company and its subsidiaries are domiciled in the Cayman Islands and British Virgin Islands. The locality currently enjoys permanent income tax holidays; accordingly, the Company does not accrue for income taxes.

Singapore

Cuprina Pte. Ltd. is incorporated in Singapore and is subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

Malaysia

Cuprina Malaysia Sdn. Bhd., the subsidiary, is subject to Malaysia Corporate tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Malaysia tax laws. The standard corporate income tax rate in Malaysia is 24%. However, as the subsidiary fulfilled conditions where it has paid-up capital of MYR 2.5 million or less, and gross income from business operations is not more than MYR 50 million, the tax rate is 17% on the first MYR 600,000 and 24% on amount exceeding MYR 600,000. The subsidiary has no operating profit or tax liabilities for the year ended December 31, 2022, 2023 and 2024.

Hong Kong

The Company’s subsidiary, Cuprina Hong Kong Limited, is considered a Hong Kong tax resident enterprise under Hong Kong tax laws; accordingly, it is subject to enterprise income tax on its taxable income as determined under Hong Kong tax laws and accounting standards at a statutory tax rate of 16.5%.

CUPRINA HOLDINGS (CAYMAN) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

China, PRC

The Company’s subsidiary, Cuprina (Beijing) Biotechnology Co., Ltd., is considered a China tax resident enterprise under China tax laws; accordingly, it is subject to enterprise income tax on its taxable income as determined under China tax laws and accounting standards at a statutory tax rate of 25%. The subsidiary has no operating profit or tax liabilities for the years ended December 31, 2022, 2023 and 2024.

United States

The Company’s subsidiary, Cuprina United States Inc., is domiciled in the United States; accordingly, it is subject to corporate income tax on its taxable income as determined under United States tax laws at a federal tax rate of 21% and state tax rate range from 1% to 12%. The subsidiary has no operating profit or tax liabilities for the years ended December 31, 2022, 2023 and 2024.

Significant components of the provision for income taxes are as follows:

Years Ended December 31,
	2022	2023	2024	2024
	S$	S$	S$	US$
Income tax expense is comprised of the following:
Current	-	-	-	-
Deferred	-	-	-	-
Total income tax expenses	-	-	-	-

A reconciliation between of the statutory tax rate to the effective tax rate are as follows:

	Years Ended December 31,
	2022	2023	2024	2024
	S$	S$	S$	US$
Loss before tax	(1,087,171)	(1,085,767)	(1,508,604)	(1,109,023)

Statutory tax rate	(17.1)%	(16.7)%	(16.7)%	(16.7)%
Reconciling items:
Non-deductible expenses	0.6%	0.7%	0.5%	0.5%
Income not subject to tax	(0.8)%	(0.8)%	(1.9)%	(1.9)%
Deferred tax assets on temporary differences not recognized	17.3%	16.8%	18.1%	18.1%
Effective tax rate	-	-	-	-

CUPRINA HOLDINGS (CAYMAN) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax

Significant components of deferred tax were as follows:

	Years Ended December 31,
	2023	2024	2024
	S$	S$	US$

Net operating loss carried forward	3,000,518	4,561,053	3,352,976
Deferred tax assets, gross	501,239	753,680	554,054
Valuation allowance	(501,239)	(753,680)	(554,054)
Deferred tax assets, net of valuation allowance	-	-	-

Deferred tax assets are recognized in the consolidated financial statements only to the extent that it is probable that future taxable profits will be available against which the Company can utilize the benefits. The use of these tax losses is subject to the agreement of the tax authorities and compliance with certain provisions of the tax legislations of the respective countries in which the group companies operate.

The deferred tax assets not recognized as of December 31, 2023 and 2024 was S$501,239 and S$753,680 (US$554,054) respectively. The deferred tax assets not recognized were primarily related to the Company’s net loss (tax losses) carryforwards, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

CUPRINA HOLDINGS (CAYMAN) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14	Other income

	Years Ended December 31,
	2022	2023	2024	2024
	S$	S$	S$	US$
Government grants	51,069	36,086	163,846	120,448
Cash /fund transfer rebates	88	3,063	19	14
Usage of ISO13485 certified facilities	-	-	10,000	7,351
Disposal asset loss	(8,870)	-	-	-
Management fee	48,000	-	-	-
Rental of motor vehicle	347	-	-	-
	90,634	39,149	173,865	127,813

15	Loss per share

Basic loss per share is the amount of losses available to each share of common stock outstanding during the reporting period. Diluted loss per share is the amount of losses available to each share of common stock outstanding during the reporting period adjusted to include the effect of potentially dilutive common shares.

	Years Ended December 31,
	2022	2023	2024	2024
	S$	S$	S$	US$
Numerator:
Net loss available to common stockholders	(1,094,516)	(1,119,555)	(1,560,535)	(1,147,199)
Denominator:
Weighted average common shares outstanding – basic and diluted	18,000,000	18,000,000	18,000,000	18,000,000
Loss per common share:
Basic and diluted (cents)	(6.08)	(6.22)	(8.68)	(6.38)

CUPRINA HOLDINGS (CAYMAN) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16	Segment information

Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker, or decision-making group in deciding how to allocate resources and in assessing performance. The Company evaluates operating results based on measures of performance, including revenue and profit. The Company currently operates in the following two reporting segments: Maggot Debridement Therapy Product and Cosmeceutical Product.

Our reportable segments consist of Maggot Debridement Therapy Product and Cosmeceutical Product. We determine our operating segments based on how the Chief Operating Decision Maker (“CODM”) manage the business, allocate resources, make operating decisions and evaluate operating performance. The Company’s CODM is the Chief Executive Officer. Our CODM reviews financial information presented on a consolidated basis accompanied by information about revenue and cost of revenue by products type along with gross profit for purposes of allocating resources and evaluating financial performance, as such we have disclosed segment information up to gross profit for each reporting segment.

As discussed in Note 2, the Company operates in two business segments – Maggot Debridement Therapy Product, which consists of operations related to the Company’s selling of maggot vials to the hospital for their treatment of respective patients; and Cosmeceutical Product, which consists of operations related to the Company’s selling of cosmeceutical product to its customer.

	Years Ended December 31,
	2022	2023	2024	2024
	S$	S$	S$	US$
Revenue
Maggot Debridement Therapy Product	56,599	78,957	34,417	25,301
Cosmeceutical Product	-	21,816	13,904	10,221
	56,599	100,773	48,321	35,522

Cost of revenues
Maggot Debridement Therapy Product	(36,621)	(46,684)	(45,592)	(33,516)
Cosmeceutical Product	-	(17,484)	(5,753)	(4,229)
	(36,621)	(64,168)	(51,345)	(37,745)

Gross profit
Maggot Debridement Therapy Product	19,978	32,273	(11,175)	(8,215)
Cosmeceutical Product	-	4,332	8,151	5,992
	19,978	36,605	(3,024)	(2,223)

There were no material transactions between reportable segments during the years ended December 31, 2022, 2023 and 2024.

Assets by reportable segment and operating costs by reportable segment are not presented as the Company does not allocate assets to its reportable segments, nor is such information used by management for purposes of assessing performance or allocating resources.

As of December 31, 2022, 2023 and 2024, substantially all of the Company’s assets were located in Singapore, and substantially all of the Company’s revenue was generated from customers based in Singapore.

17	Commitment and Contingencies

For the details on future minimum lease payment under the non-cancelable operating leases as of December 31, 2024, please refer to Note 8 set forth in the Notes to the Consolidated Financial Statements.

As of December 31, 2023 and 2024, the Company did not have any capital commitments and contingencies.

CUPRINA HOLDINGS (CAYMAN) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18	Subsequent events

The Company has assessed all subsequent events through the date that the consolidated financial statements were issued, there are no further material subsequent events that require disclosure in these consolidated financial statements other than as follows:

(a)	On January 2, 2025, Baptista Carl Marc, one of the ultimate individual shareholders have provided an advance of which amounted to S$200,000 (US$147,026) to the Company for working capital purpose. Such advance is interest free, unsecured, and due on demand without an agreement.

(b)	On January 8, 2025, Baptista Carl Marc, one of the ultimate individual shareholders have provided an advance of which amounted to S$140,000 (US$102,918) to the Company for working capital purpose. Such advance is interest free, unsecured, and due on demand without an agreement.

(c)	On February 27, 2025, Teo Peng Kwang, one of the ultimate individual shareholders have provided an advance of which amounted to S$303,590 (US$223,179) to the Company for working capital purpose. Such advance is interest free, unsecured, and due on demand without an agreement.

(d)	On April 11, 2025, the Company has completed the Initial Public Offering (“IPO”) of 3,000,000 Class A Ordinary Shares on Nasdaq Capital Market, at a public offering price of US$4.00 per share, and give rise to total gross proceeds of US$12.0 million. The Ordinary Shares were previously approved for listing on Nasdaq Capital Markets on April 9, 2025 and commenced trading under the ticker symbol “CUPR” on April 10, 2025.

(e)	On May 8, 2025, the Company has closed the sale of an additional 450,000 Class A Ordinary Shares of the Company, pursuant to the full exercise of the underwriter’s over-allotment option granted in connection with the Company’s IPO, at the IPO price of US$4.00 per share.

