Form 20-F
period 2025-12-31
Cuprina Holdings (Cayman) LTD
filed 2026-04-27
CIK 1995704

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

David Quek Yong Qi, Chief Executive Officer

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

None

The registrant had 7,365,000 Class A ordinary shares issued and outstanding as of April 27, 2026.

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

	Years ended December 31,
	2025	2024
Year end SGD: US$ exchange rate	0.7774	0.7351
Year average SGD: US$ exchange rate	0.7655	0.7474

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

We have incurred losses since our formation. For the years ended December 31, 2023, 2024 and 2025, we recorded net loss of S$1,119,555, S$1,560,535, and S$4,673,447 (US$3,633,248), respectively. As of December 31, 2025, we had accumulated deficit of S$9,234,500 (US$7,179,118). As of the date of this Annual Report, we have financed our operations primarily through our proceeds from the IPO, financial assistance from one of our shareholders, Cuprina Holding Pte. Ltd., bank loans and sales of our currently commercialized products, including a line of medical grade sterile blowfly larvae bio-dressing products marketed under the MEDIFLY brand name, or the MEDIFLY products, introduced in 2020, and three cosmeceutical products introduced in 2023. The net losses and accumulated deficit have primarily been due to the substantial investments we have made to develop our products, costs related to our staff as well as our sales and marketing efforts, R&D costs, and infrastructure improvements.

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

We recorded net current liabilities as of December 31, 2023, and 2024 and such positions may continue.

We recorded net current liabilities of S$2,990,424, S$4,384,999, and net current assets of S$4,215,760 (US$3,277,431 as of December 31, 2023, 2024, and 2025, respectively. These net current liabilities as of December 31, 2023 and 2024 were primarily attributable to large amounts due to related parties, in particular, amounts due to Cuprina Holding Pte. Ltd., one of our shareholders, and Jimmy Lee Peng Siew, one of our ultimate beneficial shareholders, mainly for the purpose of financing our IPO exercise, working capital as well as research and development activities.

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

We had net operating cash outflows for the years ended December 31, 2023, 2024 and 2025.

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

We had net cash flows used in operating activities of S$1,235,981 for the year ended December 31, 2024, primarily reflecting a net loss of S$1,560,535, as adjusted by (a) positive changes of approximately S$96,198 in non-cash items primarily including depreciation and amortization and equity in net earnings of affiliate; and (b) positive changes of approximately S$228,356 in working capital primarily reflecting (i) an decrease of approximately S$10,639 in other current assets, and (ii) an increase of approximately S$123,562 in accruals and other payables,(iii) a decrease of approximately S$24,430 in accounts receivable, and (iv) a decrease of approximately S$69,725 in net advance to related parties.

We had net cash flows used in operating activities of S$9,133,948 (US$7,100,947) for the year ended December 31, 2025, primarily reflecting a net loss of S$4,673,447 (US$3,633,248), as adjusted by (a) positive changes of approximately S$241,254 (US$187,556) in non-cash items primarily including depreciation and amortization, foreign exchange losses and equity in net earnings of affiliate; and (b) negative changes of approximately S$4,701,755 (US$3,655,255) in working capital primarily reflecting (i) an increase of approximately S$4,457,200 (US$3,465,133) in other current assets, and (ii) an decrease of approximately S$292,171 (US$227,140) in accruals and other payables.

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

Before we can market or sell a new medical device in the United States, we must obtain either a 510(k) clearance from the FDA, or approval of an application for premarket approval, or PMA, unless an exemption applies. For both of our currently commercialized MEDIFLY products and for the bullfrog collagen sponge dressings currently in our development pipeline, we have been in the process of preparing the technical documentation required for an FDA 510(k) clearance, including compliance with FDA’s Quality Management System Regulation. For our MEDIFLY products, we received a request for Additional Information from the FDA in November 2025, and we are currently preparing our response, which we expect to submit to the FDA in May 2026. The timing of 510(k) clearance for our MEDIFLY products will depend on the FDA’s review of our response. For our bullfrog collagen sponge dressings, we have optimized a new manufacturing step and are in the process of resubmitting the product for ISO 10993 biocompatibility testing. Subject to satisfactory biocompatibility results, we intend to commence safety and efficacy clinical trials in collaboration with a hospital partner in Singapore by the end of 2026, for which study documentation and institutional board processes are underway. Our 510(k) submission to the FDA is planned to follow the completion of these clinical trials. In the 510(k) premarket clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, with respect to intended use, technology and safety and effectiveness, in order to clear the proposed device for marketing. Clinical data is sometimes required to support a finding of substantial equivalence.

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

Since our inception, we have been committed to the R&D of products, product candidates and meeting rigorous quality and regulatory standards for our production processes. As of December 31, 2025, our R&D team consisted of two full-time team members. However, the process of completing research and product development, obtaining regulatory approvals and commercializing our pipeline products may be time-consuming and costly. We cannot assure you that our R&D efforts will be able to deliver the intended outcomes or that we will be able to successfully identify new opportunities, develop, enhance or adapt to new technologies, develop and bring new or more advanced products to market, obtain sufficient or any patent or other intellectual property protection for such products, or obtain the necessary regulatory approvals in a timely and cost-effective manner. Even if such products are introduced, we cannot assure you that they will achieve market acceptance, or that we will be able to upgrade our existing technologies or develop or adopt new technologies that mitigate the risk of substitution by other products. Any failure to do so could harm our business and prospects.

As of the date of this Annual Report, we had collaborated with Nanyang Technological University (“NTU”) and Aiodine Laboratory Pte. Ltd. for the R&D of our pipeline products. We may continue to seek to establish or enter into collaborations, strategic alliances, joint ventures, equity investment, or licensing arrangements with third parties that we believe will complement or augment our development and commercialization of pipeline products and future product candidates. However, the third parties we collaborate with may fail to properly perform their contractual obligations, fail to protect their intellectual properties, fail to comply with regulatory provisions, or ultimately yield the anticipated economic benefits. If we are unable to reach agreements with suitable collaborators on acceptable terms in a timely manner, or at all, we may have to curtail the development of a product candidate, reduce or delay its development program or commercialization, reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense.

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

The development and sale of certain of our pipeline products are heavily dependent on certain third-party agreements, and the termination of any of these agreements could harm our business.

We rely on certain agreements with third parties to develop and sell certain of our pipeline products, including products incorporating bullfrog collagen and iodine antiseptics. We entered into a licensing agreement and an industry research collaboration agreement with NTU in June 2022 and August 2022, respectively. We entered into a joint venture agreement with Aiodine Laboratory Pte. Ltd. in November 2025. In January 2026, we established a jointly owned entity, Cuprina & Aiodine Pte. Ltd., with Aiodine Laboratory Pte. Ltd., an independent third party for the worldwide distribution, marketing, and commercialization of Aiodine-based wound care products and derivatives. However, these are third parties and could decide to terminate the agreements pursuant to their terms. We cannot be certain that license agreements will continue to be available to us on reasonable terms or at all. The termination of, or inability to maintain, any of our license agreements could negatively impact our ability to development and sell the products mentioned above in the future, which could have a material adverse effect on our business, financial condition, and results of operations.

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

Our maggot-based chronic wound care products, from which we derived 71.2% of our revenue for the year ended December 31, 2024, 88.6% of our revenue for the year ended December 31, 2025, have no patent protection, and therefore, in order to continue to obtain commercial benefits from them, we will rely on product manufacturing trade secrets, know-how, and related non-patent intellectual property, such as potential regulatory rights that would require various resources to separately obtain. The effect of our maggot-based chronic wound care products’ lack of patent protection depends, among other things, upon the nature of the market and the position of our products in the market from time to time, the size of the market, the complexities and economics of manufacturing a competitive product and applicable regulatory approval requirements. In the event that competition develops substantially equivalent products, this competition could have a material adverse effect on our business, financial condition, and operating results. Trade secret protection is effective only against wrongful acquisition, use, or disclosure of confidential information. A competitor can avoid a claim of trade secret misappropriation by showing independent development without use of a trade secret owner’s information; however, this typically requires some time, effort, and financial resources to develop independently. The entrance into the market of a product substantially equivalent to our maggot-based chronic wound care products may erode our product’s market share, which may have a material adverse effect on our business, financial condition, and results of operations.

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

We attribute our success and growth to-date largely to the contributions and expertise of our directors and executive officers, all of whom have extensive experience in our business or relevant industries. Dr. Ronald A. Sherman, our Medical and Scientific Director, is instrumental in our continued success, formulating business strategies and spearheading the growth of our business. He possesses extensive industry and scientific knowledge, has established good relationships with customers, suppliers, technology partners and medical institutions, among others. He is supported by our executive officers, who play an important role in implementing our overall business strategy, managing our operations and executing our corporate development activities. Mr. David Quek Yong Qi, or Mr. Quek. our CEO and a director, has a crucial role in the management of our employees. Before joining us, he held various managerial positions in publicly listed companies. He has a deep understanding of our business operations and is responsible for fostering relationships with our business partners and making strategic business decisions for us.

However, there is no assurance that we will be able to continue to retain the services of our key personnel. The resignation or the loss of the services of, Mr. Quek or any of our directors, executive officers or other key personnel without suitable and timely replacement or the inability to attract and retain qualified management personnel, may materially and adversely affect our business, results of operations and prospects. Further, in the event that we need to increase employee compensation levels substantially to attract and/or retain any key management personnel, our costs may increase, and our results of operations may be materially and adversely affected.

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

We have transactional currency exposure arising from purchases that are denominated in a currency other than our functional currencies. For the years ended December 31, 2024 and 2025, 100.0% of our revenue were denominated in S$. For the years ended December 31, 2024 and 2025, approximately 0.0 % of our purchases were denominated in foreign currencies including USD, MYR and RMB. To the extent that our revenue, purchases and operating costs are not sufficiently matched in the same currency and to the extent that there are timing differences between receipt and payment, we will be exposed to any adverse fluctuation in exchange rates. As a result, our earnings may be adversely affected.

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

Our financial results, operations and forecasts depend significantly on worldwide economic and geopolitical conditions, the demand for our products, and the financial condition of our customers and suppliers. Economic weakness and geopolitical uncertainty have in the past resulted, and may result in the future, in reduced demand for products resulting in decreased sales, margins and earnings. In 2022, Singapore experienced sustained heightened inflationary pressures which have continued into 2023 and 2024. According to the Monetary Authority of Singapore, the core inflation rate in Singapore averaged 2.7% in 2024, and 0.7% in 2025. Based on the recent publication from the Monetary Authority of Singapore on February, 2026, the core inflation rate in Singapore is projected to average 1.0% to 2.0% in 2026. We may not be able to fully mitigate the impact of inflation through price increases, productivity initiatives and cost savings, which could have an adverse effect on our results of operations. In addition, if the Singapore economy enters a recession, we may experience sales declines which could have an adverse effect on our business, operating results and financial condition.

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

We typically grant credit periods to our customers. As of December 31, 2024 and 2025, our net accounts receivables were S$26,389, and S$18,218 (US$14,163), respectively. As a result, we may be exposed to credit risk. As of December 31, 2024 and 2025, we made S$49,147 and S$49,147 (US$38,208) of allowance for current expected credit loss for our gross accounts receivable, respectively. For further information, please refer to “Item 5. Operating and Financial Review and Prospects – A. Operating Results” in the report. Although we have adopted a series of strict management measures, we may not be able to collect all accounts receivable due to a variety of factors that are outside of our control. If the relationship between us and any of our customers or distributors is terminated or deteriorates, or if our customers and distributors experience financial difficulties, our corresponding accounts receivable might be adversely affected in terms of recoverability, and our business, financial condition and results of operations may be materially and adversely affected.

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

We are dependent on our major customers which primarily consist of public and private hospitals in Singapore. For the years ended December 31, 2024 and 2025, sales to our five largest customers collectively accounted for approximately 71.2% and 65.7%, respectively, of our total revenue, and sales to our largest customer accounted for approximately 23.8% and 28.3%, respectively, of our total revenue. There is no assurance that we will be able to retain our major customers or continue to receive orders from them at current levels or prices. Any material cancellations, reduction in orders or prices and/or claims for whatever reasons by any of our major customers, may result in a material adverse impact on our business and results of operations.

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

We are dependent on our major suppliers which primarily consist of those suppliers who provide raw materials used for the production of our MEDIFLY products or, starting from April 2023, who produce substantially finished and finished cosmeceutical products for us. For the years ended December 31, 2024 and 2025, our purchases from our five largest suppliers collectively accounted for 85.4%, and 74.8%, respectively, of our cost of sales, and purchases from our largest supplier accounted for approximately 67.4%, and 22.6%, respectively, of our total cost of sales.

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

We have received government grants in the amount of S$41,351 and S$16,928 (US$13,160) for the years ended December 31, 2024 and 2025, respectively, pursuant to the Jobs Support Scheme and Jobs Growth Incentive from the Inland Revenue Authority of Singapore, which is designed to support and encourage local hiring in Singapore. The amounts of and conditions attached to such government grants were determined at the sole discretion of the relevant authorities.

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

An epidemic or outbreak of communicable diseases may also adversely affect our business, financial condition, results of operations and prospects. Previously, the outbreak of COVID-19 in 2019 has previously resulted in a global health crisis, causing disruptions to social and economic activities, business operations and supply chains worldwide, including in Singapore. Measures taken by the Singapore government to tackle the spread of COVID-19 have included, among others, border closures, quarantine measures and lockdown measures.

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

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association; the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

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

Prior to our IPO, we have been a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2024 and 2025, we and our independent registered public accounting firm identified one material weakness in our internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relate to the following:

i.	documentation of contracts with customers: we do not have written sales agreements with our customers. Instead, the orders are discussed through messaging applications such as WhatsApp.

We have begun and will continue to implement measures to address the material weakness identified above.

To address (i) identified above, we are in the process of developing an automated ordering process through the utilization of a third-party online collaborative software. The terms and conditions of each sales order will be clearly stated within the collaborative software, providing transparency and clarity for all parties involved. To enhance our order management, an order confirmation email capturing the relevant information will be generated for each sales order. We are currently in the trial run phase of this process. We anticipate that such process will be fully operational by second half of 2026. Once the new process becomes operational, we will use the WhatsApp Group only for information updates and reminders.

However, the implementation of the measures may not fully remediate this material weakness in a timely manner. In the future, we may determine that we have additional material weakness or other deficiencies, or our independent registered public accounting firm may disagree with our management’s assessment of the effectiveness of our internal controls. Our failure to correct these material weaknesses or our failure to discover and address any other material weakness could result in inaccuracies in our financial statements and impair our ability to comply with the applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company.

Prior to the incorporation of the Company, the principal operations are carried out through Cuprina Pte. Ltd. in Singapore, which was founded by Mr. Baptista Carl Marc, our previous CTO. We have conducted a reorganization, primarily to facilitate our initial public offering in the United States, which was completed in January 2024.

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

Completion of the Initial Public Offering

On April 11, 2025, we closed our IPO of 3,000,000 Class A Ordinary Shares at a public offering price of US$4.00 per share. The total net proceeds to the Company from the IPO, after deducting discounts, expenses allowance and expenses, were approximately US$9,184,726. On May 8, 2025, we closed the Over-Allotment Option of our IPO of 450,000 Class A Ordinary Shares at a price of US$4.00 per share, pursuant to the full exercise of the Over-Allotment Option, resulting in additional gross proceeds of approximately US$1,800,000. As a result, we raised aggregate net proceeds of US$10,849,726 in the IPO, including the exercise of the Over-Allotment Option, after deducting discounts, expenses allowance and expenses. The Class A Ordinary Shares were previously approved for listing on Nasdaq Capital Market and commenced trading under the ticker symbol “CUPR” on April 10, 2025.

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

As of December 31, 2025, we manufactured and distributed a line of medical grade sterile blowfly larvae bio-dressing products marketed under the MEDIFLY brand name, or the MEDIFLY products. The MEDIFLY products are used as a biological debridement tool for chronic wounds, in a procedure known as Maggot Debridement Therapy, or MDT, which is an effective alternative to surgical debridement. In addition to our currently commercialized MEDIFLY products, we have three lines of chronic wound care products in our pipeline. Such lines of pipeline chronic wound care products include:

●	Collagen dressings, including sponges, particles and hydrogels utilizing bullfrog collagen derived from the valorization of abattoir waste streams of American bullfrogs (Lithobates catesbeianus);

●	Iodine-based topical antiseptic products for wound care; and

●	Products utilizing medical leeches for wound treatment.

We currently expect development of such products to take place over the course of 2026 and 2027 and to become commercially available subject to regulatory approval.

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

We either self-develop our chronic wound care products or co-develop them through technology licensing agreements or research collaboration with a renowned research university. In June 2022, we were granted an exclusive license from NTU to develop and commercialize a range of chronic wound care products using collagen derived from bullfrog skin. In addition, in August 2022, we entered into an industry research collaboration agreement with NTU, pursuant to which both parties agreed to jointly undertake a research project regarding the development and validation of bullfrog skin waste to generate collagen-based wound care products. In November 2025, we entered into a joint venture agreement with Aiodine Laboratory Pte. Ltd. for the worldwide distribution and sale of iodine-based wound care and topical antiseptic products.

We have been selling our MEDIFLY products primarily in Singapore since February 2020. In March 2023, our MEDIFLY products became commercially available in Hong Kong. Looking ahead, we have strategic plans in place for 2026 to expand our sales and establish physical operations in several key regions, including the Middle East (in particular, the member states of the Gulf Cooperation Council, or GCC), and mainland China. These expansion initiatives will further enable us to cater to the growing demand for our products in these promising markets, cementing our position as a trusted player in the field of chronic wound care and treatment.

For our cosmeceuticals business, we introduced three products in 2023, including a hydrating balm product, a muscle energy cream and a pain relief muscle patch. For our currently commercialized cosmeceutical products, we have commissioned original equipment manufacturers of skincare products to develop the formulation and manufacture the substantially finished and finished products. In addition, we plan to explore the possibility of developing a range of potential cosmeceutical product candidates incorporating bullfrog collagen using the novel collagen production technology that we are currently developing with a view to making them commercially available between 2026 and 2027, subject to the progress of the relevant R&D work.

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

Our commitment to quality is demonstrated by our attainment of ISO 13485:2016 standards for Quality Management Systems and Manufacturing Processes and Controls for our manufacturing facility located in Singapore in 2020. We are working towards obtaining compliance with FDA’s Quality Management System Regulation, an integral component of the Current Good Manufacturing Practice, or CGMP, regulations, to secure FDA 510(k) clearance for our chronic wound care products, including both our existing commercialized products and forthcoming products in our pipeline.

As of December 31, 2025, we had 10 full-time employees. For the years ended December 31, 2023, 2024, and 2025, our revenue amounted to S$100,773, S$48,321 and S$49,894 (US$38,789), respectively, while we recorded net loss of S$1,119,555, S$1,560,535 and S$4,673,447 (US$3,633,248), respectively, for the same periods.

Our Competitive Strengths

We believe that the following competitive strengths have contributed to our past success and will continue to distinguish us from our competitors:

Innovative product portfolio that differentiates us from our competitors

We believe our portfolio of current and pipeline products sets us apart from competitors in the medical industry. Specifically, our bioactives possess distinctive properties that enable us to generate medical derivative products with improved performance compared to conventional treatments in the market and sets us apart from competitors in the relevant industry, as supported by statistically significant clinical and health economic outcomes data. For example, our current maggot-based chronic wound care products are able to disinfect wounds and accelerate the healing process for chronic wounds for patients who are not responsive to conventional treatments. In addition, hirudotherapy, the mechanism underpinning our pipeline product utilizing medical grade leeches, has been traditionally used for bloodletting and treating inflammation, thrombosis, phlebitis, varicosity, and pain in traditional medicine in certain parts of the world and has been investigated for effectiveness in treating non-healing chronic wounds, including ulcerated wounds and diabetic foot ulcers, or DFUs in a number of clinical studies. Through our joint venture with Aiodine Laboratory Pte. Ltd., we also intend to commercialize iodine-based wound care and topical antiseptic products, further broadening our product portfolio across the wound care continuum.

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

Access to innovative technology in developing pipeline products

We have been forging relationships with a renowned research university, which we believe have helped us gain access to innovative technology in developing pipeline products. In particular, we have been granted the exclusive license from NTU in June 2022, to develop and commercialize a range of chronic wound care products using collagen derived from bullfrog skin and possess many beneficial properties when compared to other conventional sources of collagen including superior biocompatibility, solubility and thermal stability, and reduced disease and allergy risks, among others. In addition, we have been developing related chronic wound care products utilizing bullfrog collagen, including sponge dressings and hydrogels through our research collaboration with NTU. Furthermore, researchers at NTU are constantly upgrading current formulations and introducing new formulations of the bullfrog collagen based on evolving trends in the medical device industry.

We have also entered into a joint venture with Aiodine Laboratory Pte. Ltd., through which we gain access to Aiodine’s proprietary iodine-based technology, intellectual property, and technical expertise for the worldwide commercialization of iodine-based wound care and topical antiseptic products. In a pilot clinical study published in Wounds International in 2025, Aiodine’s iodine-based technology demonstrated promising efficacy in facilitating wound healing across four cases of severe wounds, including infections caused by antibiotic-resistant bacteria, with no evidence of cytotoxicity and no significant patient discomfort reported.

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

Loyal and growing customer base

We have established strong relationships with our customer base, which primarily consists of hospitals, clinics and other licensed facilities providing medical care, resulting in a loyal following. In particular, 70.6% of customers of our chronic wound care business in 2024 continued to purchase our products in 2025. We believe such customer loyalty stems from our commitment to excellent customer service, reliable product quality, consistent delivery and ongoing support. This loyalty generates repeat business, maintains a steady revenue stream, and benefits from positive word-of-mouth referrals.

Strong leadership with in-depth knowledge and expertise

Our leadership possesses strong management skills, operational experience and industry knowledge and expertise necessary to develop and execute our strategy to capture market opportunities. In particular, Dr. Ronald A. Sherman, our Medical and Scientific Director, possesses in-depth knowledge and expertise in the fields of entomology, biotechnology and biochemistry of chronic wounds management. He has co-written papers in biochemistry, applied entomology and clinical medicine. He is also a named inventor in several patents in entomological product development. He has built an extensive business network and connections in the industry and throughout the scientific community, which we believe have helped us establish a strong working relationship with key customers, suppliers and research institutions. He oversees ideation, regulatory affairs, clinical affairs and communications. Mr. Quek, our CEO and a director, has a crucial role in the management of our employees. Before joining us, he held various managerial positions such as business development director and marketing manager in publicly-listed companies in Singapore. He has a deep understanding of our business operations and is responsible for fostering relationships with our business partners and making strategic business decisions for us.

Led by our CEO, our management team is capable of taking advantage of market opportunities, formulating sound business strategies, assessing and managing risks and optimizing operational efficiencies to maximize profits. Our management is supported by a team of highly skilled and motivated employees. We believe our staff have high levels of professional qualification and training and are skilled and highly motivated.

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

We plan to engage in further discussions with potential distribution partners in Thailand, Malaysia, Vietnam, and Indonesia. As of the date of this Annual Report, we have not identified any such partners in the markets mentioned above. We believe leveraging strategic alliances will enable us to establish a robust distribution network and disseminate our comprehensive product offerings across these regions.

Continue to expand our product portfolio through development and innovation

We will utilize our in-house R&D team to develop new pipeline products. In addition, we are actively collaborating with our third-party R&D partner, NTU, to develop an innovative process for producing bullfrog collagen from bullfrog skin that will underpin many of our pipeline products. Our research utilizes ethical sourcing practices and cutting-edge technology to harness the beneficial properties of bullfrog collagen. We are also expanding our product portfolio through our joint venture with Aiodine Laboratory Pte. Ltd., through which we intend to commercialize Aiodine’s proprietary iodine-based wound care and topical antiseptic products.

Our goal is to expand our current offerings to provide affordable and accessible wound care products and cosmeceutical products. In particular, subject to the progress of the relevant R&D work and regulatory approval, we plan to introduce ranges of new products that utilize leeches, bullfrog skin-derived collagen, and iodine-based formulations in the future to address each major stage of the wound healing process. We believe this will enable clinicians and patients to better select products tailored to the appropriate stage of wound healing. In addition, we plan to explore the possibility of developing a range of potential cosmeceutical products incorporating bullfrog collagen skincare and cosmetic products, with a view to making them commercially available between 2026 and 2028, subject to the progress of the relevant R&D work.

Expand into new business ventures

We intend to leverage our biomedical infrastructure and operational expertise to enter two adjacent growth areas: medical waste recycling technology and in-vitro fertilization (“IVF”) media production.

Medical Waste Recycling Technology

In September 2025, we secured exclusive licensing rights for Singapore, with an option to expand into ten additional Southeast Asian countries, to a medical waste recycling technology developed under the oversight of the United Nations Industrial Development Organization (“UNIDO”) and the Global Environment Facility (“GEF”). The license was entered into with Zhejiang Heliang Technology Co., Ltd., a China-based technology company. Unlike conventional incineration-based methods, which release toxic emissions and contribute to landfill strain, this technology employs advanced high-temperature steam treatment to sterilize and decontaminate medical waste, with a particular focus on plastic-based materials. The decontaminated materials are thereafter sorted and recycled into high-value resins and sustainable raw materials that re-enter the economy as productive inputs. The technology has been refined and validated over approximately two decades through collaboration between Chinese regulatory authorities, UNIDO, and GEF, and holds ISO certifications across quality, environmental, and occupational health management standards (ISO 9001, 14001, and 45001).

We intend to apply for the operating licenses required in Singapore to establish a facility deploying this technology, and are engaging with Singapore’s leading toxic waste disposal companies to integrate our operations into the national waste management framework. By establishing Singapore as the first hub for this technology outside of China, we aim to capture significant commercial opportunities across Southeast Asia, where governments are increasingly tightening environmental standards governing healthcare waste. In Singapore alone, biohazardous medical waste volumes grew from approximately 4,400 tons in 2016 to 5,700 tons in 2020, representing an average annual increase of approximately 5%. According to Grand View Research, the global medical waste management market was valued at approximately USD 34.06 billion in 2023 and is projected to reach approximately USD 59.42 billion by 2030, growing at a compound annual growth rate of approximately 8%, with Asia-Pacific identified as the fastest-growing region.

IVF Media Production

In April 2025, we completed construction of an IVF media production facility in Singapore, which has received ISO 13485 certification issued by the United Kingdom Accreditation Service (“UKAS”), a member body of the International Accreditation Forum (“IAF”), and a dealer license issued by the Singapore Health Sciences Authority (“HSA”). The facility was built in collaboration with Ferti-Craft Pte Ltd. (“Ferti-Craft”), a Singapore-based medtech company specializing in human Assisted Reproductive Technology (“ART”). The facility is intended to produce 14 stock-keeping units (“SKUs”) of IVF media products containing the nutrients, electrolytes, amino acids, and other biological materials required to support the fertilization of sperm and ovum in an in-vitro laboratory setting.

We are collaborating with Ferti-Craft to prepare and submit the regulatory dossiers required for product registration with HSA, with the goal of obtaining approval for all 14 IVF media SKUs and commencing commercial sales before the fourth quarter of 2026. Under our arrangement, Ferti-Craft is responsible for all necessary documentation and testing, raw material logistics, and contributes the intellectual property, subject matter expertise, and production know-how in respect of these products. Subject to obtaining the necessary regulatory approvals, initial sales are expected to be primarily in Singapore, with a planned expansion into select ASEAN countries, the Middle East, and other global markets thereafter. According to Global Market Insights, the total ART market was valued at approximately USD 38.9 billion in 2025 and is expected to grow at a compound annual growth rate of approximately 7.6% to reach approximately USD 79.8 billion by 2035, driven by the rising prevalence of infertility and growing global acceptance of ART.

Strengthen brand awareness, and acquire and retain customers

To date, our efforts to promote our products and increase brand awareness have focused on participating in various conferences and holding educational talks in key existing and potential markets. For example:

●	Singapore: between 2021 and 2026, we have participated in multiple webinars and educational talks in collaboration with various organizations such as St. Luke’s Elder Care, Convatec Academy for Professional Education, Podiatry Association (Singapore), and Vascular & Intervention Center, to discuss the clinical application and future potential of MDT for wound care. We also conducted educational talks at hospitals and institutes such as Woodlands Hospital, Mount Alvernia Hospital, Farrer Park Hospital, Mount Elizabeth Novena Hospital, and Home Nursing Foundation to introduce and discuss the management of patients with MDT.

●	Malaysia: we participated in the First Pahang Wound Healing Conference and the Commonwealth & 4th Global Wound Conference in August 2022 and October 2022, respectively.

●	Hong Kong: we participated in multiple conferences and delivered talks in various venues, for example, we participated in the 2026 Symposium on Diabetic Wound Healing organized by The Hong Kong Society for Diabetic Limb Care, hosted at HKUMed – The University of Hong Kong, HKTDC Hong Kong International Medical and Healthcare Fair 2024, and delivered an educational talk at the Joint Orthopaedics and Traumatology Nursing Forum 2024 organized by Hong Kong East Cluster - Hospital Authority. We also delivered an educational talk at the 2023 Symposium on Diabetic Wound Healing - Recap the Essentials organized by The Hong Kong Society for Diabetic Limb Care, and held an education talk with the topic “Maggot Debridement Therapy for Wound Care” to the Department of Orthopaedics at Pamela Youde Nethersole Eastern Hospital in September 2022.

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

Industry Overview

Chronic Wound Care Business

Market Opportunities for Our Chronic Wound Care Products

Wounds represent a large and growing burden on the public health as well as a significant cost to the health care system. Wounds are divided into two primary types, chronic and acute. According to an article published in The Annals of Epidemiology in 2019, the global prevalence of chronic wounds is estimated at 1.51 to 2.21 per 1,000 population. As a result, it is estimated that up to 17.7 million people suffer from chronic wounds globally each year. According to Fortune Business Insights, the market size for the global chronic wound care market was US$15.27 billion in 2025 and is expected to reach US$29.22 billion in 2034, representing a CAGR of 7.5% from 2026 to 2034.

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

Market Scale

Mainland China and Hong Kong

According to a report published by Mordor Intelligence, the wound care management market size in China is estimated at USD 1.04 billion in 2026, and is expected to reach USD 1.39 billion by 2031, growing at a CAGR of 6.02% from 2026 to 2031.

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

In particular, Singapore is projected to witness the fastest growth rate in Southeast Asia with a CAGR of 7.6% from 2023 to 2030. An increase in the number of surgeries, the presence of well-developed healthcare infrastructure, and the rise in medical tourism is among the major factors driving the market. Moreover, according to the International Trade Administration of the United States, the Singapore healthcare market is expected to grow to US$49.4 billion by 2029. Singapore’s healthcare spending comprises private and public expenditures, accounting for 5.9% of its total gross domestic product, which is expected to increase to 9.0% by 2029. According to the World Health Organization, Singapore has achieved a world-class healthcare system, which makes the country a preferred medical destination. Therefore, the aforementioned factors are expected to help the advanced wound care market grow in Singapore.

The United States

According to a report published by Fortune Business Insights, the U.S. chronic wound care market size was worth US$ 4.43 billion in 2023 and is projected to grow at a CAGR of 6.8% from 2024 to 2032.

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

Our Chronic Wound Care Products

Commercialized Products

As of December 31, 2025, we had fully commercialized one distinct line of chronic wound care products which utilizes a biological debridement method using sterile maggots to provide in situ wound care in a procedure known as MDT. We marketed such line of products under the MEDIFLY brand name. Such product line accounted for 71.2% of our revenue in 2024, and 88.6% of our revenue for the year ended December 31, 2025. Our MEDIFLY products are used in hospitals, wound clinics and veterinary clinics for the non-surgical removal of necrotic, sloughy or infected tissue from chronic wounds. Made from live, disinfected medical-grade maggots belonging to the blowfly species Lucilia cuprina, these bio-dressings secrete enzymes and antimicrobial compounds that make them efficient in the removal of sloughy and devitalized tissue, the disruption of biofilm formation, and the reduction of pathogenic infections found commonly in chronic wounds. Our MEDIFLY products are also used to combat infections of the wound that contain antibiotic-resistant microbes, reducing the dependence on antibiotics.

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

In a further case report presented at the Hospital Authority Convention 2025 in Hong Kong, our MEDIFLY products were utilized in the treatment of a 90-year-old patient who suffered a 33% total body surface area (“TBSA”) deep to full thickness scald injury to her perineum and legs. The patient had multiple comorbidities and was assessed as unfit for surgery under general anesthesia. Initial chemical debridement was first employed to thin the necrotic tissue, following which MDT using our MEDIFLY products was applied to remove the recalcitrant eschar. The patient showed successful management of her burns and was discharged home in January 2025. The case report described this as the first reported use of maggot therapy to successfully debride burns in Hong Kong, and noted that MDT may offer a viable treatment pathway in future cases of large burns in elderly or frail patients who are not candidates for surgical intervention.

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

Our medical leech therapy product will be commercialized through Cuprina MENA Co. Ltd, our 49%-owned affiliate, which has secured exclusive rights from Biopharm UK Ltd, the world’s leading provider of medicinal leeches, to sell medicinal leeches across the Gulf Cooperation Council countries. BioPharm, established in 1812, is based in South Wales, United Kingdom. Its intended patient demographics include patients with venous congestion and osteoarthritis, as well as in veterinary surgery, especially to help treat polycythaemia vera, a chronic blood cancer. The product is intended to be used in government and private hospitals, specifically in departments such as vascular surgery, wound care and plastic and reconstructive surgery, as well as in public and private clinics.

We began the relevant R&D work for such product in June 2023. As of December 31, 2025, we have completed the ideation phase of the project and commenced the literature review stage. We expect to complete the development of the product over the course of 2026 and 2027. Such product will become commercially available subject to us receiving the necessary regulatory approvals from the relevant authorities in the intended markets where we plan to introduce it. We intend to make this product commercially available first in Singapore.

We plan to make our medical leech therapy product available available across the MENA region and GCC countries through Cuprina MENA. Cuprina MENA is currently working towards obtaining the regulatory approvals required to sell the therapy in the MENA region, including the Saudi Food and Drug Authority license and ISO 13485 certification. As of the date of this Annual Report, no filing has been submitted by us for this product in any country or region. However, regulatory agencies have considered and approved the use of medical leeches in the past. In June 2004, the U.S. Food and Drug Administration, or the FDA, which is an important reference agency for regulatory agencies in other countries, for the first time received request and approved the commercial marketing of leeches for medicinal purposes in skin grafts and reattachment surgery.

Bullfrog collagen related products

We are currently developing a product range using collagen derived from bullfrog skin sourced from waste streams for novel medical wound care dressings. We intend to market such products under the ANURAN brand name and to trademark the brand name “ANURAN”. As of the date of this Annual Report, we have not initiated the process of trademark registration.

Our first bullfrog collagen product will be a medical device in the form of a sponge dressing. The underlying working mechanism of the sponge dressings involves the direct contact of the dressings with the wound beds, serving to provide a scaffold and biochemical pathway to recruit fibroblasts post-debridement. Bullfrog collagen is highly absorbable and will be able to assist in the management of wound exudate, reduction in inflammation and facilitate granulation leading to closure at the wound site. Our bullfrog collagen sponges will contain a microporous scaffold environment which enables native cells to colonize and rebuild tissue, promoting natural healing. Bullfrog collagen is more biocompatible than traditional bovine/mammalian sources, contains more tensile strength, and possesses better thermostability than marine sources. With these unique properties, we believe bullfrog collagen products have the potential to revolutionize the way wounds are managed, facilitating accelerated wound closure rates through natural healing. To our knowledge, as of December 31, 2025, no wound dressings using bullfrog collagen were available in any markets worldwide.

The relevant R&D work for our bullfrog collagen sponge dressings began in May 2022, and we have completed the set-up of our CGMP-compliant pilot production facility for the extraction and formulation of the sponge dressings in our laboratory in Singapore in July 2023. We have since optimized a new manufacturing step and are in the process of resubmitting the product for ISO 10993 biocompatibility testing. Subject to satisfactory biocompatibility results, we intend to commence safety and efficacy clinical trials with a local hospital partner in Singapore by the end of 2026. Our FDA 510(k) submission is planned to follow the completion of the ISO 10993 biocompatibility testing and any additional clinical or performance data requirements as may be determined by the FDA, subject to the progress of the relevant R&D work and regulatory requirements. Obtaining an FDA 510(k) clearance holds significant value as it facilitates streamlined medical device regulatory filings, such as the abridged route for HSA and SFDA, as the FDA is a recognized reference agency in these countries. For a description of the relevant laws and regulations on the application and approval framework for medical devices in different jurisdictions relevant to our business operations, see “- Regulations” in this section.

We expect to conduct a pre-submission to the FDA between 2026 to 2027. A pre-submission is a formal written request to the FDA to seek feedback on specific portions of the 510(k) submission. The FDA notes that early interaction with the FDA (such as through a pre-submission) may improve the quality of submissions and shorten total review times.

We previously completed the ISO 10993 biocompatibility tests in August 2024. Following the optimization of a new manufacturing step, we are in the process of resubmitting the product for ISO 10993 biocompatibility testing. In the context of our 510(k) clearance process, the ISO 10993 biocompatibility tests evaluate the interactions between a medical device and living tissues or cells to assess its safety. These tests are carried out to determine the potential risks associated with the device, such as cytotoxicity, sensitization, irritation, systemic toxicity and implantation effects. These tests are required by regulatory authorities to ensure the compatibility of a device with biological systems before it can be marketed and used. Our FDA 510(k) submission is planned to follow the completion of the ISO 10993 biocompatibility testing and any additional clinical or performance data requirements as may be determined by the FDA, subject to the progress of the relevant R&D work and regulatory requirements. We intend to present our 510(k) submission to the FDA by 2027.

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

We expect our bullfrog collagen sponge dressings to fall under the category of “wound dressing with animal-derived material(s)” according to the relevant categorization of the FDA. These medical devices are assigned the product code “KGN”. According to the FDA, medical devices classified under the KGN product code are considered “pre-amendments, unclassified device type,” meaning that they have been in commercial distribution prior to May 28, 1976. Currently, they are regulated through the 510(k) pathway and can be cleared for marketing if they demonstrate substantial equivalence to legally marketed predicate devices in terms of intended use and technological characteristics. As these devices are unclassified, there is no specific regulation associated with the product code. As of the date of this Annual Report, the FDA has granted clearance to over 180 devices under the KGN product code. However, despite the current unclassified status of devices under the KGN product code, the FDA has proposed classifying them as Class II (special controls) medical devices in October 2022.

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

Besides the bullfrog sponge dressings that make up the first phase of our bullfrog collagen line of chronic wound care products, we have commenced the relevant research works into other bullfrog collagen-based wound care products. One such area of research will be a hydrogel to be used specifically in wound cavities. Wound dressing products using bullfrog collagen, such as the hydrogel, are expected to be on an accelerated regulatory timeline as the biocompatibility tests for bullfrog collagen are anticipated to be completed by the end of 2026 to 2027. As such, we expect the bullfrog hydrogel to become commercially available thereafter.

Leveraging the NTU’s industrial knowhow, we expect to manufacture our bullfrog collagen line of chronic wound care products at scale to meet the demands of our chosen market. For more information regarding novel collagen production technology and our collaboration with NTU, please see “– Research and Development” in this section.

Iodine-based Wound Care and Topical Antiseptic Products

Through our joint venture with Aiodine Laboratory Pte. Ltd., we intend to commercialise a range of proprietary iodine-based wound care and topical antiseptic products. Aiodine’s iodine-based product is a natural extract containing complex hydroxy iodine and polyiodic species. Its antimicrobial mechanism works by releasing free iodine that oxidizes pathogen nucleotides and fatty and amino acids, thereby deactivating bacterial proteins and DNA/RNA. In vitro testing conducted under EN 13727 standards demonstrated broad-spectrum antibacterial efficacy, achieving greater than 5 log reduction against key clinical pathogens including Staphylococcus aureus, Escherichia coli, Salmonella typhi, and Pseudomonas aeruginosa within 30 seconds of contact, performance comparable to conventional povidone iodine. Notably, Aiodine’s solution demonstrated this efficacy at high dilution, which we believe reflects a meaningful formulation advantage over existing products.

Preliminary clinical evidence published in Wounds International (2025) from a pilot study of four patients conducted at the Wound Department of the First Affiliated Hospital of Hainan Medical University, China, demonstrated promising outcomes, including infections caused by antibiotic-resistant bacteria, with no evidence of cytotoxicity and no significant patient discomfort reported.

Under our joint venture arrangement, Cuprina holds a 50.1% equity interest in the joint venture company, which holds a worldwide exclusive license to distribute, market, and commercialize Aiodine’s iodine-based products. Aiodine Laboratory Pte. Ltd. is responsible for the manufacture and supply of the products to the joint venture company. Cuprina is responsible for the day-to-day management of the joint venture company and its worldwide sales and distribution activities.

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

Given that using bullfrog collagen for wound care solutions is relatively new, no studies on human trials have been identified as of the date of this Annual Report. We intend to commence safety and efficacy clinical trials with a local hospital partner in Singapore by the end of 2026.

Iodine-based Wound Care and Topical Antiseptic Products

A case series published in Wounds International (2025, Volume 16, Issue 1) evaluated the efficacy and safety of Aiodine’s iodine-based solution in four patients presenting with various types of severe wounds at the Wound Department of the First Affiliated Hospital of Hainan Medical University, Haikou, China. The study was an open label, single-arm pilot intervention study. The four patients, aged 42 to 66 years, presented with severe wounds including soft tissue necrosis following an ant bite, a diabetic foot ulcer post-amputation, a Stage 4 pressure ulcer, and purulent paronychia. Wounds were chronic refractory wounds persisting for at least two weeks without significant improvement. Aiodine was topically applied once daily for up to two weeks, either as a spray or wet compress, tailored to each patient’s healing response.

Over the course of two weeks, significant improvements in wound healing and substantial reductions in infection rates were observed across all four cases, with no significant patient discomfort reported. Notably, in one case involving a drug-resistant strain of Pseudomonas aeruginosa, Aiodine’s solution was used as a wet compress to eradicate the infection prior to skin grafting. Wound discharge cultures tested negative after one week of Aiodine’s solution application, and subsequent bacterial cultures following the skin graft remained negative. The findings suggest that Aiodine’s solution did not impede healing and exhibited no cytotoxicity to healing or grafted tissue.

The study concluded that Aiodine’s solution demonstrated promising efficacy in wound management, particularly against antibiotic-resistant bacteria, and may serve as a valuable addition to wound care protocols.

Our Future Wound Care Product Candidates

We are also exploring a number of additional product candidates for chronic wound care treatment that we consider to be potentially promising including, among others, insect derived bioactive compounds, and botanically derived bioactive compounds. As of the date of this Annual Report, our research team has commenced initial R&D work into botanically derived bioactive compounds. No substantive R&D work on insect derived bioactive compounds had commenced. We consider the below product candidates to be promising because of the following reasons:

●	Insect derived bioactive compounds: The secretions from insects such as Lucilia Sericata or Lucilia Cuprina have evolved unique biochemistry that is beneficial in clinical medicine. The larvae, for instance, generate enzymes, proteins, and factors, that liquify necrotic tissue, inhibit the growth of bacteria and stimulate exposed tissue responses. Understanding these biochemical pathways and extracting and exploiting them would allow for their incorporation into our future product development.

●	Botanically derived bioactive compounds: Plants contain a rich diversity of bioactive compounds with pharmacological properties relevant to wound care. Certain naturally occurring plant-derived compounds possess well-established antioxidant, anti-inflammatory, and antibacterial properties that make them potentially valuable in wound care applications. Our research team is currently investigating the incorporation of selected botanically derived bioactive compounds to enhance our wound care portfolio.

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

As of the date of this Annual Report, no substantive R&D work on these product candidates had commenced. Subject to the progress of the future R&D work, our goal is to convert these candidates into pipeline products and make them commercially available in batches from 2026 to 2027.

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

Our New Business Collaborations

In connection with our IVF media production business, we have collaborated with Ferti-Craft Pte Ltd. (“Ferti-Craft”), a Singapore-based medtech company specializing in human Assisted Reproductive Technology, for the purpose of establishing an ISO 13485-certified facility to manufacture IVF media products and achieve HSA medical device registration approval. To this end, we have entered into an ISO 13485 Facility Setup and Regulatory Compliance Agreement in November 2024 (further amended in December 2025), the material terms of which are set out below:

Parties	i. Cuprina Pte. Ltd. ii. Ferti-Craft Pte Ltd.

Primary objectives	Setup and operation of an ISO 13485-certified facility by Cuprina Pte. Ltd. to manufacture IVF media product SKUs specified by Ferti-Craft, and achievement of HSA medical device registration approval for those products

Arrangement between parties

i. Cuprina Pte. Ltd. shall set up and operate a facility meeting ISO 13485 standards at its principal location, obtain ISO 13485 certification, and use its best efforts to achieve HSA registration for the agreed IVF media product SKUs. Cuprina Pte. Ltd. will provide all necessary regulatory expertise, equipment, and infrastructure for the facility, and shall provide Ferti-Craft with progress reports on milestones and deliverables;

ii. Ferti-Craft shall provide detailed product specifications and guidance on the product SKUs, contribute all intellectual property, subject matter expertise, and production know-how in respect of the products, and shall provide all necessary documentation and testing certificates required by HSA promptly and diligently. Ferti-Craft shall also be responsible for all marketing, sales promotions, and customer relations; and

iii. Cuprina Pte. Ltd. shall act as the contract manufacturer and hold the product registration on behalf of Ferti-Craft. Upon successful HSA registration, the registrations shall be transferred to Ferti-Craft once Ferti-Craft obtains all necessary certifications and licenses to hold the product registration, with the cost of such transfer to be borne by Ferti-Craft.

Fee

i. During the period prior to receiving regulatory approval from HSA, Ferti-Craft shall remit a fixed monthly fee to Cuprina Pte. Ltd. to cover administrative, rental, and operational costs. Upon receipt of regulatory approval, the monthly fee shall be adjusted accordingly to reflect the transition into full operational readiness;

ii. in addition to the monthly fee, Ferti-Craft shall remit to Cuprina Pte. Ltd. a portion of revenue generated from domestic sales within Singapore and exports conducted via the Singapore facility, calculated and disbursed on a quarterly basis; and

iii. all regulatory costs charged by HSA in connection with the registration and approval of the product SKUs, as well as all costs associated with the import and export of equipment or products, shall be borne by Ferti-Craft. All costs associated with obtaining and maintaining ISO 13485 certification shall be borne by Cuprina Pte. Ltd..

Term	The agreement shall remain in effect until all deliverables have been completed and certifications obtained, unless terminated earlier in accordance with the agreement. Either party may terminate for cause with thirty (30) days’ written notice upon material breach, or for convenience with sixty (60) days’ written notice, subject to a safety period linked to specific project milestones during which unilateral termination for convenience is not permitted.

Governing law	Laws of Singapore, with disputes to be resolved first through good faith negotiation, then mediation administered by the Singapore Mediation Centre, and if unresolved, by arbitration administered by the Singapore International Arbitration Centre (“SIAC”).

In connection with our medical waste recycling business, we have collaborated with Zhejiang Heliang Technology Co., Ltd. (“Zhejiang Heliang”), for the purpose of securing exclusive licensing rights to deploy a medical waste recycling technology in Singapore and across Southeast Asia. To this end, we have entered into an Exclusive License Agreement in August 2025, the material terms of which are set out below:

Parties	i. Cuprina Pte. Ltd. ii. Zhejiang Heliang Technology Co., Ltd.

Primary objectives	Exclusive licensing and commercialization of Zhejiang Heliang’s medical waste recycling technology in Singapore, with a right of first refusal to expand into ten additional Southeast Asian countries

Arrangement between parties

i. Zhejiang Heliang grants Cuprina Pte. Ltd. exclusive rights to use, implement, and commercialize its medical waste recycling technology within Singapore for the duration of the agreement, including all necessary licenses and know-how required to establish and operate medical waste recycling facilities;

ii. Zhejiang Heliang shall provide Cuprina Pte. Ltd. with the complete manufacturing process for recycling medical waste, fully documented with detailed technical information, and shall ensure compliance with Best Available Techniques (“BAT”) and Best Environmental Practices (“BEP”) guidelines in the manufacturing process, together with a comprehensive equipment list including specifications and supplier information necessary for the establishment and operation of the recycling facilities;

iii. Zhejiang Heliang shall provide technical support and training to Cuprina Pte. Ltd.’s personnel to ensure the successful implementation and operation of the technology, including initial setup assistance, ongoing support as reasonably requested, and the availability of qualified personnel to provide technical services within 48 hours of a support request; and

iv. upon Zhejiang Heliang’s reasonable determination of successful implementation and commercialization in Singapore, Cuprina Pte. Ltd. shall have the right of first refusal to expand the use, implementation, and commercialization of the licensed technology into other Southeast Asian markets within the region, including Brunei, Myanmar, Cambodia, Timor-Leste, Indonesia, Laos, Malaysia, the Philippines, Thailand, and Vietnam, subject to mutually agreeable terms.

Fee	Cuprina Pte. Ltd. shall pay Zhejiang Heliang ongoing royalties of 12.5% of the net sales generated from the use of the licensed medical waste recycling technology, calculated quarterly and payable within 30 days following the end of each calendar quarter.

Term	The agreement is effective from the date of signing and shall continue for a period of 3 years, with automatic renewals for successive 3-year periods unless either party is unable to fulfill the scope of its roles.

Research and Development

As of December 31, 2025, we had two team members responsible for our R&D work who work collaboratively to develop innovative solutions in various aspects of our wound care market. Our R&D team comprises members who hold degrees in relevant fields, including biotechnology, pharmaceutical sciences, biomedical engineering, entomology and product design engineering.

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

In addition to in-house R&D efforts, we believe that it is imperative to accelerate our R&D advancement through collaborative research with institutes of higher learning, government agencies and/or third-party companies that have adjunct technology for use. Leveraging the technological expertise of external research partners keeps us nimble, objective driven and allows us to work on multiple products simultaneously. It also gives us the ability to utilize and commercialize innovative intellectual properties developed by these research partners in our products through arrangements such as technology licensing agreements and joint research collaboration. In particular, we have worked closely with NTU and Aiodine Laboratory Pte. Ltd. for the development of our pipeline products.

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

We will contribute the funding of the Joint Research Project, while NTU will provide in-kind contributions primarily including research equipment and manpower. In particular, our funding includes approximately S$333,450 for: (i) a postdoctoral fellow leading biomaterials development and evaluation; (ii) general lab consumables and specific items needed for various tests; (iii) other miscellaneous items including equipment maintenance, core facility charges, transportation and publication costs; and (iv) a 30% overhead charge on the total direct project cost. As of the date of this Annual Report, we had settled 100% of our contributions under this agreement.

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

Joint Venture Agreement with Aiodine Laboratory Pte. Ltd.

On November 18, 2025, we entered into a joint venture agreement with Aiodine Laboratory Pte. Ltd, a company incorporated in Singapore, pursuant to which the parties agreed to incorporate a joint venture company in Singapore for the worldwide distribution, marketing, and commercialization of Aiodine’s proprietary iodine-based wound care and topical antiseptic products.

We hold 125,250 ordinary shares, representing a 50.1% equity interest, and Aiodine holds 124,750 ordinary shares, representing a 49.9% equity interest, in the joint venture company. The initial issued share capital of the joint venture company is SGD 250,000, comprising 250,000 ordinary shares of SGD 1.00 each.

Under the terms of the agreement, Aiodine has granted the joint venture company a worldwide exclusive licence to distribute, market, and commercialize the products for the duration of the agreement, in consideration of an upfront license fee of SGD 50,000 payable by us to the shareholders of Aiodine upon execution of the agreement. The joint venture company will pay Aiodine an annual royalty equal to 3% of net sales of the products, commencing in the first financial year in which the joint venture company reports a net profit, and applying for each subsequent profitable financial year thereafter. Aiodine is responsible for the manufacture and supply of the products to the joint venture company on a cost-plus basis, as well as providing all necessary technical expertise, know-how, and intellectual property related to the products, including formulations, manufacturing processes, and technical support for product development and regulatory compliance. Cuprina is responsible for preparing a comprehensive business plan for the joint venture company, overseeing all sales and distribution activities worldwide, identifying and managing relationships with distributors, and the day-to-day management of the joint venture company.

The board of directors of the joint venture company comprises of four directors, with Aiodine and Cuprina each entitled to appoint two nominees. The Chairman of the board of directors shall rotate every two years between Aiodine and Cuprina nominees, with the initial Chairman being our Chief Executive Officer, Mr. David Quek Yong Qi. Neither party shall take any shareholder action that materially affects the business, intellectual property, or strategic direction of the joint venture company without the affirmative vote of both parties.

Neither party shall transfer, assign, or otherwise dispose of its shares in the joint venture company during the first five years from the date of the agreement, and for a further period of five years thereafter, except with the prior written consent of the other party.

The agreement may be terminated with respect to any shareholder upon: (i) such shareholder ceasing to be a member of the joint venture company in accordance with the provisions of the agreement; (ii) a bankruptcy or winding-up order being made against such shareholder; or (iii) the joint venture company’s shares becoming listed and freely transferable on a recognized stock exchange. In addition, a non-defaulting shareholder may serve a default notice and require compulsory transfer of shares upon: (i) material breach of the agreement not remedied within thirty days of notice; (ii) insolvency or appointment of a receiver over the defaulting shareholder; or (iii) breach of the non-competition or non-disclosure provisions of the agreement. Any disputes arising out of the agreement shall be referred first to mediation at the Singapore Mediation Centre, and if unresolved, to arbitration in Singapore in accordance with the rules of the Singapore International Arbitration Centre.

Sales and Marketing

As of December 31, 2025, our sales and marketing team consisted of two country managers and one business development lead, all of whom are located in Singapore. The country managers, in collaboration with the business development lead, are responsible for overseeing all sales and marketing activities within their respective designated territories including (i) Singapore, (ii) Hong Kong and mainland China, (iii) South East Asia (excluding Singapore and (iv) Saudi Arabia, respectively, and customer segments, while our business development lead is primarily responsible for overseeing all pipeline activities, identifying potential customers, and developing and executing strategic plans aimed at driving revenue growth and expanding our customer base.

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

Our current marketing strategy for the commercialized chronic wound care product primarily employs the following measures:

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

For the years ended December 31, 2024, and 2025, sales to our five largest customers collectively accounted for approximately 71.2% and 65.7%, respectively, of our total revenue, and sales to our largest customer accounted for approximately 23.8% and 28.3%, respectively, of our total revenue.

Manufacturing

We manufacture internally our MEDIFLY products using our laboratory and use third-party OEM manufacturers for our cosmeceutical products.

The MEDIFLY products are manufactured on-site in our laboratory in Singapore and is dependent on the availability of sufficient quantities of maggots. We breed and collect maggots in our laboratory without relying on any third-party suppliers. Our laboratory consists of an insectary area, where all life stages of the Cuprina blowflies are maintained, and a microbiology area, where the harvested eggs are disinfected and processed to become the MEDIFLY products. In the years ended December 31, 2024 and 2025, and up to the date of this Annual Report, we have not encountered any significant disruptions or capacity constraints that have had a material impact on the production of maggots or the fulfillment of orders for our MEDIFLY products. Below is the general production procedure used to produce medical grade sterile maggots used by us:

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

The production of MEDIFLY products at our laboratory is certified to the ISO 13485:2016 standards. To secure the relevant FDA 510(k) clearance, we are working towards compliance with the FDA’s Quality Management System Regulation (QMSR), for the production of both our commercialized MEDIFLY products and bullfrog collagen related products currently in the pipeline.

As we expand both geographically and in terms of product offerings in the future, we plan to establish similar manufacturing facilities in other regions to meet the market demands for our products. To facilitate the future regulatory approval process, we expect all future laboratories will adhere to the relevant CGMP/ISO 13485/QMSR standards.

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

We are currently in the process of updating our QMS systems to comply with FDA 510(k) and FDA’s Quality Management System Regulation standards.

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

For the years ended December 31, 2024 and year ended December 31, 2025, our purchases from our five largest suppliers collectively accounted for 85.4% and 74.8%, respectively, of our cost of sales, and purchases from our largest supplier accounted for approximately 67.4% and 22.6%, respectively, of our total cost of sales. The concentration of our major suppliers increased significantly for the year ended December 31, 2025 as a result of our cost-cutting measure of consolidating suppliers of plastic vials used to contain the maggots for our MEDIFLY products to secure favorable bulk purchase prices.

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

Laws and Regulations Relating to Medical Devices

Our operations are subject to comprehensive laws and regulations in the jurisdictions in which we or our R&D partners or affiliates do business. For more information regarding the relevant laws and regulations on medical devices in different jurisdictions relevant to our business operations, see “- Regulations” in this section.

Our Regulatory Roadmap and Approval Timeline

For our MEDIFLY products, below is the current regulatory application and approval status with various regulatory authorities around the world. However, we may not be able to receive the necessary regulatory approvals from the authorities in the intended markets where we plan to introduce them on the timeline envisioned below, or at all.

●	Singapore: Our MEDIFLY products have obtained the registration under the relevant laws and regulations and are currently listed on the Singapore Medical Device Register as a Class C medical device.

●	United States: we are currently in the process of compiling the technical documentation required for an FDA 510(k) clearance, including compliance with the FDA’s Quality Management System Regulation. The 510(k) clearance process is a premarket submission made to the FDA to demonstrate substantial equivalence to a legally marketed predicate device. We submitted our 510(k) application to the FDA and received a Request for Additional Information in November 2025, to which we are currently preparing our response.

●	Mainland China: we have commenced our product classification application process with the NMPA in November 2022 and expect to receive the classification announcement after receiving FDA 510(k) clearance, which will be used as a reference document.

●	Hong Kong: we currently ship MEDIFLY products from Singapore to Hong Kong for sale. This is permissible using our import permit issued by the Port Health Division under the Department of Health of Hong Kong.

●	Southeast Asia: Brunei, Cambodia, Indonesia, Laos, Malaysia, Myanmar, Philippines, Singapore, Thailand and Vietnam utilize a harmonized medical device regulatory framework under the ASEAN Medical Device Directive (AMDD) agreement. We plan to use the Common Submission Dossier Template (CSDT) to commence the registration of MEDIFLY products, in jurisdictions where partnerships have been established.

●	Saudi Arabia: we have commenced our application in Saudi Arabia with SFDA in 2024. In March 2026, Cuprina MENA Co. Ltd received official product classification from the SFDA for MEDIFLY as a Medical Device–Drug combination product, with the primary mode of action regulated under the medical device framework. This allows us to finalize the scientific and technical requirements necessary for the commercial distribution of MEDIFLY across Saudi Arabia’s healthcare network. Cuprina MENA Co. Ltd continues to assist us with the application and approval process.

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

●	United States: We have optimized a new manufacturing step and are in the process of resubmitting the product for ISO 10993 biocompatibility testing. Subject to satisfactory biocompatibility results, we intend to commence safety and efficacy clinical trials with a local hospital partner in Singapore by the end of 2026. Our 510(k) submission to the FDA, which requires compliance with the FDA’s Quality Management System Regulation, is planned to follow the completion of the ISO 10993 biocompatibility testing and any additional clinical or performance data requirements as may be determined by the FDA, subject to the progress of the relevant R&D work and regulatory requirements.

●	Singapore: Upon receiving FDA 510(k) clearance, we plan to register our bullfrog sponge dressing with the HSA. Since the FDA is a reference regulatory agency for HSA, obtaining an FDA 510(k) clearance will enable us to utilize the abridged registration route allowed under the relevant regulatory framework to expedite our regulatory process. The timeline for obtaining HSA approval typically spans between 160 and 220 working days, excluding the duration required for addressing additional information inquiries.

●	Southeast Asia: Upon obtaining Singapore HSA approval, we plan to use the Common Submission Dossier Template (CSDT) to register our bullfrog collagen sponge dressing in Southeast Asian jurisdictions where partnerships have been established.

Other wound dressing products using bullfrog collagen, such as a hydrogel, are expected to be on an accelerated regulatory timeline as the biocompatibility tests for bullfrog collagen are anticipated to be completed in the second half of 2026 to 2027. As such, we expect the bullfrog collagen hydrogel to become commercially available thereafter in the United States. We will commence the application process for our pipeline products once the relevant R&D work is validated and is complete.

For our commercialized and pipeline cosmeceuticals products, as well as those product candidates incorporating bullfrog collagen, there are no product approval process that is required from any regulatory authorities in any of the markets that we intend to operate, as long as the cosmeceuticals do not make any therapeutic claims.

Facilities

As of the date of this Annual Report, we do not own any properties. We have leased the following properties, all of which are located in Singapore:

No.	Location	Approximate Gross Area (sq m)	Lessor	Usage	Lease Expiration Date
1	Block 1090, Lower Delta Road, #06-08, Singapore 169201.	93.5	DBS Trustee Limited	Manufacturing and distribution of medical devices	October 31, 2028
2	Block 1090, Lower Delta Road, #06-10, 11, 12 & 13, Singapore 169201.	362.8	DBS Trustee Limited	Distribution, storage of medical devices and ancillary office	September 23, 2028

Intellectual Property

The wound care products that we currently offer and those in our pipeline are inspired by medical techniques that have been utilized for centuries across various regions worldwide. We modernize and advance these natural techniques based on modern medical standards and processes to improve patient outcomes and enhance the operational efficiency of healthcare providers. As a result, we have not, as of the date of this Annual Report, relied on patents to protect our proprietary technology or intellectual property. Rather, we rely on and expect to continue to rely on in the future trade secrets, know-how and related non-patent intellectual properties to develop and maintain our competitive position, as well as protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Our currently commercialized chronic wound care line of products, namely, MEDIFLY products, from which we derived 71.2% of our revenue in 2024 and 88.6% of our revenue for the year ended December 31, 2025, have no patent protection, and rely primarily on trade secrets and know-how relating to the optimized process and conditions for the identification of native blowflies, and the collection and breeding of blowflies sustainably to produce sufficient medical grade maggots in insectaries that meet the relevant containment standards. For more information regarding the lack of patent protection for our MEDIFLY products, see “Risk Factors - Risks Relating to Our Business and Industry - Our maggot-based chronic wound care products are not currently protected by any pending patent application nor any unexpired patent. Currently, the substantial majority of our net revenue is derived from the sale of maggot-based chronic wound care productions and such products may be subject to competition from the sale of substantially equivalent products that could adversely affect our business and operations.”

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

As of December 31, 2025, apart from the intellectual property we licensed from NTU through our licensing arrangement with NTU, we did not possess any patents or trademarks, nor had we submitted any patent applications. Pursuant to the said licensing agreement with NTU, we were granted an exclusive license to develop, make, have made, import into, export from, offer for sale, sell and have sold products developed incorporating licensed technology primarily including a utility patent application relating to bullfrog skin-derived collagen and its use as a wound dressing material and unpublished R&D information, technical information, manufacturing technology, formulae, data, protocols, designs and other information in relation to bullfrog skin-derived collagen and its use as a wound dressing material. The utility patent application was filed in the United States on April 16, 2021, and it will expire 20 years from the filing date. The licensed technology is primarily utilized for the development of our wound care pipeline products, specifically sponge dressings and hydrogel that incorporate bullfrog collagen. Please see “– Research and Development – Licensing Agreement with NTU” in this section for additional details.

In addition, through our 50.1%-owned joint venture company established pursuant to the Joint Venture Agreement with Aiodine Laboratory Pte. Ltd. dated November 18, 2025, we have access to a worldwide exclusive license to distribute, market, and commercialize Aiodine’s proprietary iodine-based wound care and topical antiseptic products for the duration of the agreement. The Aiodine brand name and related trademarks remain the property of Aiodine Laboratory Pte. Ltd. and are exclusively licensed to the joint venture company during the term of the agreement. Any intellectual property, data, know-how, or proprietary rights developed through the resources, funding, or personnel of the joint venture company will be owned by the joint venture company. Each party retains ownership of intellectual property independently developed outside the scope of the joint venture. Our interest in the intellectual property rights of the joint venture company flows through its 50.1% shareholding therein.

Internet Domain Names

As of the date of this Annual Report, we have registered the domain names https://www.cuprina.com, https://www.cuprinawoundcare.com, and https://activlabs.co.

Employees

We had 10 full-time employees as of December 31, 2025. The following table sets forth the numbers of our full-time employees, categorized by function, as of the same date:

Role	Number of Employees

Management & Finance	2
Business Development, Sales and Marketing	3
Research and Development	2
Quality Assurance and Regulatory Affairs	1
Production	2
Total	10

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

Below is a list of material licenses and permits that we have as of the date of this Annual Report:

Name	Issuing authority	Commencement date	Expiration date

Import Permit	Port Health Division under the Department of Health of Hong Kong	24/11/2025	01/12/2026

Approved Vendor Master	The Hospital Authority of Hong Kong	April 2023	No Expiry Date

Dealer’s License - Manufacturer	Health Sciences Authority of Singapore	25/02/2020	30/11/2026

Medical Device Dealer’s License	Health Sciences Authority of Singapore	12/02/2020	No Expiry Date

Medical Device Listing	Health Sciences Authority of Singapore	08/04/2013 (issued) 08/01/2021 (change of ownership)	07/04/2027

License to Collect, Keep, Breed and Sell Lucilla Cuprina	National Environmental Agency of Singapore	15/01/2019	19/01/2027

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

As of the date of this Annual Report, we have not commenced any clinical trials in Singapore. However, we are planning to commence safety and efficacy clinical trials with a local hospital partner in Singapore for our bullfrog collagen sponge dressings by the end of 2026. Accordingly, the clinical trial regulations below are expected to become applicable when the Singapore Subsidiary and/or any of its subsidiaries commences clinical operations and/or clinical trials in Singapore.

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

As aforementioned, our products comprise chronic wound care products and cosmeceutical products. Our chronic wound care products include our commercialized product MEDIFLY (a medical grade sterile live blowfly larvae bio-dressing) and our pipeline products include (i) hirudotherapy (i.e., medical leech therapy); (ii) bullfrog collagen sponge dressing and (iii) bullfrog collagen hydrogel. Through our 50.1%-owned joint venture company with Aiodine Laboratory Pte. Ltd., we also have access to a range of iodine-based wound care and topical antiseptic products. Our commercialized cosmeceutical products include (i) MEND Skin Restoration Balm (i.e., a hydrating balm); (ii) ENDURE Muscle Energy Cream; and (iii) Activ Labs Cool Relief Muscle Patch. All of our chronic wound care products are likely to be classified as medical devices.

In respect of the iodine-based wound care and topical antiseptic products distributed through our joint venture company with Aiodine Laboratory Pte. Ltd., these products are likely to be classified as topical antiseptics and regulated under the Medicines Act (Chapter 176) and its subsidiary legislation. Topical antiseptics are not subject to pre-market approval or licensing by HSA for their importation, manufacture and sale in Singapore. Dealers are nonetheless required to ensure that such products are safe and conform to applicable HSA guidelines and quality standards. A valid permit from HSA is required before publishing any medical advertisement or conducting any sales promotion directed at the general public in respect of such products.

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

Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I devices are those for which safety and effectiveness can be assured by adherence to the FDA’s general controls for medical devices, which include compliance with the applicable portions of FDA’s CGMP for devices, as reflected in the Quality Management System Regulation, or QMSR, establishment registration and device listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Most Class I devices are exempt from the premarket notification requirements. Class II devices are subject to the FDA’s general controls, and any other special controls deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, special labeling requirements, post-market surveillance, patient registries and FDA guidance documents.

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

As of December 31, 2025, we manufactured and distributed our MEDIFLY products. The MEDIFLY products are used as a biological debridement tool for chronic wounds, in a procedure known as Maggot Debridement Therapy, or MDT, which is an effective alternative to surgical debridement. In addition to our currently commercialized MEDIFLY products, we have two lines of chronic wound care products in our pipeline. Such lines of pipeline chronic wound care products include:

●	Collagen dressings, including sponges, particles and hydrogels utilizing bullfrog collagen derived from the valorization of abattoir waste streams of American bullfrogs (Lithobates catesbeianus); and
●	Products utilizing medical leeches for wound treatment.

We currently expect development of such products to take place over the course of 2026 and 2027 and to become commercially available subject to regulatory approval.

We have been selling our MEDIFLY products primarily in Singapore since February 2020. In March 2023, our MEDIFLY products became commercially available in Hong Kong. Looking ahead, we have strategic plans in place for 2026 and 2027 to expand our sales and establish physical operations in several key regions, including the Middle East (in particular, the member states of the Gulf Cooperation Council, or GCC), and mainland China. These expansion initiatives will further enable us to cater to the growing demand for our products in these promising markets, cementing our position as a trusted player in the field of chronic wound care and treatment.

For our cosmeceuticals business, we introduced three products in 2023, including a hydrating balm product, a muscle energy cream and a pain relief muscle patch. For our currently commercialized cosmeceutical products, we have commissioned original equipment manufacturers of skincare products to develop the formulation and manufacture the substantially finished and finished products. In addition, we plan to explore the possibility of developing a range of potential cosmeceutical product candidates incorporating bullfrog collagen using the novel collagen production technology that we are currently developing with a view to making them commercially available between 2026 and 2028, subject to the progress of the relevant R&D work.

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

As of December 31, 2025, we had 10 full-time employees. For the years ended December 31, 2023, 2024, and 2025, our revenue amounted to S$100,773, S$48,321, and S$49,894 (US$38,789), respectively, while we recorded net loss of S$1,119,555, S$1,560,535, and S$4,673,447 (US$3,633,248), respectively, for the same periods.

A. Operating results

Key Factors Affecting Our Results of Operations

Our results of operations have been, and are expected to continue to be, affected by various factors, which primarily include the following:

Product pipeline and commercialization

Our business and results of operations depend on our ability to successfully develop and commercialize our pipeline products and product candidates and the timing of obtaining regulatory approvals and commercializing such products. As of December 31, 2025, we had fully commercialized one distinct line of chronic wound care products, our MEDIFLY products, which accounted for 78.4%, 71.2%, and 88.6% of our revenue for the year ended December 31, 2023, 2024 and 2025, respectively. We have a number of pipeline chronic wound care products and cosmeceutical products under development. Our ability to grow our revenue and timing of such growth is largely dependent on whether and when we are able to develop and commercialize these products.

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

Growth of the chronic wound care market in our intended markets

The overall growth of the medical device market, in particular the chronic wound care market, will significantly affect our financial performance and future growth. According to Fortune Business Insights, the market size for the global chronic wound care market was US$15.27 billion in 2025 and is expected to reach US$29.22 billion in 2034, representing a CAGR of 7.5%. In particular, with the escalating prevalence of lifestyle diseases such as diabetes, aging populations, enhanced patient health awareness, favorable government policies, increased patient affordability and improved clinical practice of physicians, in the countries/regions where we currently operate or intend to operate in the near future, namely, Southeast Asia, China, the United States and the Middle East, chronic wound care market is expected to grow steadily in the foreseeable future.

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

For the years ended December 31, 2023, 2024, 2025 and up to the date of this annual report, our wound care products had been prescribed by health practitioners in a number of major general hospitals in Singapore and Hong Kong. In addition, we have either held and/or participated in over 10 educational conferences and talks during the same period. Our ability to continue to enhance our recognition among chronic wound care professionals and their potential patients is critical to our ability to continue to grow our revenue and achieve profitability.

Favorable Government Policies and Medical Insurance Coverage

Government policies and medical insurance coverage significantly affect the overall medical device industry, and specifically they can directly affect the end-market prices, sales volume and market acceptance of our products.

We have received government grants in the amount of S$36,086, S$41,531 and S$16,928 (US$13,160) for the years ended December 31, 2023, 2024 and 2025, respectively, due to the Jobs Support Scheme and Jobs Growth Incentive from Inland Revenue Authority of Singapore, which is designed to support and encourage local hiring in Singapore. In addition, the Smart Nation initiative led by the government of Singapore is expected to support the increased demand for medical devices by the rapidly ageing population to drive the market in Singapore. Furthermore, the Research, Innovation and Enterprise Plan (RIE2030), launched by the government of Singapore, holds a budget of around S$37 billion with ‘Human Health and Potential’ as one of the major areas of focus. These broader government policies and initiatives will help accelerate the innovation and upgrading of medical device industry, and boost the development of the medical device market into the future. However, we cannot assure you that the government grants we are currently benefiting from and the favorable government policies will continue in the future. See “Risk Factors – Risks Relating to Our Business and Industry – The reduction or discontinuation of government grants currently available to us may have a material adverse effect on our business operations and financial condition.”

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

Key Components of Results of Operations

Revenue

For the years ended December 31, 2023, 2024, and 2025, we generated revenue of S$100,773, S$48,321, and S$49,894 (US$38,789), respectively. We derive all of our revenue from sale of our products. For the year ended December 31, 2023, 2024 and 2025, 78.4%, 71.2% and 88.6%, respectively, of our revenue was derived from the sales of our MEDIFLY products, with the remaining 21.6%, 28.8% and 11.4% coming from sales of our cosmeceutical products respectively, which we began selling in April 2023. For the year ended December 31, 2023, 2024 and 2025, 87.9%, 89.9% and 75.7%, respectively, of our revenue was derived from customers located in Singapore, with the remainder of our revenue derived from customers located in Hong Kong and Australia respectively.

Cost of revenues

Our cost of revenues primarily consists of production staff salaries and contributions, rental for production space and the costs of breeding Lucilia cuprina flies and consumables used. For the years ended December 31, 2023, 2024 and 2025, our cost of revenues was S$64,168, S$51,345, and S$50,539 (US$39,290), respectively. The following table sets forth components of our cost of revenues for the years indicated:

	Year ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$

Production staff salaries and contributions	10,632	11,583	13,426	10,438
Rental for production space	15,073	15,073	15,265	11,867
Utilities used for production	3,606	5,658	4,195	3,261
Depreciation for production equipment	8,064	10,499	10,038	7,804
Direct cost for cosmeceutical product	15,624	5,753	1,696	1,319
Breeding for Lucilia cuprina flies and consumables used	11,169	2,779	4,239	3,295
Outsourcing nursing services	-	-	1,680	1,306
Total	64,168	51,345	50,539	39,290

Gross profit/ (loss) and gross profit/ (loss) margin

Our gross profit and gross profit margin are primarily affected by the pricing of the products as well as the fluctuation for some of the consumables in cost of sales. For the years ended December 31, 2023, our gross profit was S$36,605, with a gross profit margin of 36.3%. For the years ended December 31, 2024 and 2025, our gross loss was S$3,024 and S$645 (US$501), with a gross loss margin of 6.3% and 1.3%, respectively.

Operating expenses

Selling, general and administrative expenses

Our selling, general and administrative expenses primarily consist of (i) selling and marketing expenses; (ii) payroll and employee benefits; (iii) depreciation and amortization expenses; and (iv) other operating expenses. For the years ended December 31, 2023, 2024 and 2025, our selling, general and administrative expenses were S$937,200 S$1,400,873 and S$4,602,300 (US$3,577,937), respectively. The following table sets forth components of our selling, general and administrative expenses for the periods indicated:

	Year ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$

Selling and marketing expenses	79	3,641	1,039	808
Payroll and employee benefits	672,465	831,866	899,801	699,527
Depreciation and amortization expenses	26,994	31,687	26,485	20,590
Other operating expenses	237,662	533,679	3,674,975	2,857,012
Total	937,200	1,400,873	4,602,300	3,577,937

(i) Selling and marketing expenses

Our selling and marketing expenses primarily consist of expenses relating to our advertising and marketing of our products and external consulting costs. For the years ended December 2023, 2024 and 2025, our selling and marketing expenses were S$79, S$3,641 and S$1,039 (US$808), respectively.

(ii) Payroll and employee benefits

Our payroll and employee benefits primarily consist of personnel-related expenses associated with our employees, primarily including salaries, benefits and allowances, and contributions to the government savings scheme in Singapore. The following table sets forth components of our payroll and employee benefits for the periods indicated:

	Year ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$

Staff salaries	586,703	726,170	733,689	570,387
Staff bonuses and allowances	-	-	59,938	46,597
Staff CPF contributions (1)	81,040	101,441	102,628	79,786
Skill Development Levy (2)	1,469	1,611	1,604	1,247
Staff uniform	16	104	-	-
Staff welfare	3,237	2,540	1,612	1,253
Others	-	-	330	257
Total (3)	672,465	831,866	899,801	699,527

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

(iii) Depreciation and amortization expenses

Our depreciation and amortization expenses are primarily charged on our (i) furniture and fittings; (ii) computers; and (iii) renovation. The depreciation and amortization expenses included here are those that are not directly associated with our revenue generation. For the years ended December 2023, 2024 and 2025, our depreciation and amortization expenses were S$26,994, S$31,687 and S$26,485 (US$20,590), respectively.

(iv) Other operating expenses

Our other operating expenses primarily consist of professional fees, consultant fees, director fees, insurance expenses, operating lease expenses, travelling expenses, foreign exchange losses and utilities. For the years ended December 31, 2023, 2024 and 2025, our other operating expenses was S$237,662, S$533,679 and S$3,674,975 (US$2,857,012), respectively. The following table sets forth components of our other operating expenses for the periods indicated:

	Year ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$

Professional fees	65,695	369,004	3,236,962	2,516,491
Consultant fees	48,218	22,133	80,249	62,387
Director fees	-	-	67,500	52,476
Operating lease expenses for ROU assets	31,330	29,112	48,087	37,384
Cardup fee charges	-	12,855	2,070	1,609
Short-term lease rental	1,200	6,448	4,933	3,835
Travelling expenses	9,182	6,014	9,888	7,687
Allowance for ECL	28,409	-	-	-
Utilities	4,694	6,782	5,362	4,169
Insurance expenses	8,996	10,642	49,127	38,192
Training and seminar expenses	7,928	18,468	10,001	7,775
Subscription expenses	6,592	24,433	6,906	5,369
Freight and courier expenses	6,662	2,860	6,857	5,331
Foreign exchange losses	2,503	1,969	124,152	96,519
Others(1)	16,253	22,959	22,881	17,788
Total	237,662	533,679	3,674,975	2,857,012

Notes:

(1) Others primarily include bank fees, fixed asset expensed off, IT & computer expenses, and printing & stationery expenses etc.

Research and development costs

Our research and development costs primarily consist of the costs incurred by us on research and collaboration works conducted with NTU for the extraction and formulation of bullfrog collagen and bullfrog collagen-based wound care products, and salaries and contributions related to our research and development staff. With respect to our product using hirudotherapy, or medical leech therapy, currently in the pipeline, in line with our R&D workflow, we have completed the ideation phase of the project and commenced the literature review stage in second half of 2025. Therefore, no R&D costs have been incurred thus far with respect to such products, and we anticipate costs to be incurred starting from the preliminary investigation phase and onwards. For further information regarding our R&D workflow, please refer to the “Business – Research and Development”.

For the years ended December 31, 2023, 2024 and 2025, our research and development costs were S$167,734, S$241,362 and S$226,884 (US$176,385), respectively. The following table sets forth components of our research and development costs for the periods indicated:

	Year ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$

External costs	-	11,963	4,000	3,110
Internal costs
- R&D staff salaries and contributions	150,177	226,632	217,112	168,788
- Rental for R&D facilities (1)	13,200	-	-	-
- Equipment	157	483	2,485	1,932
- Consumables	4,200	2,284	3,287	2,555
Total	167,734	241,362	226,884	176,385

Notes:

(1) Rental for R&D facilities refers to a short-term lease that we entered into in March 2022 for the purpose of conducting our research and development activities in Life Science Incubator in Singapore. Life Science Incubator is a biosafety level 2 co-working laboratory space offering advanced equipment and facilities to researchers. This lease was terminated in June 2023.

Other income

Our other income primarily consists of grants that we received under the Jobs Support Scheme and Jobs Growth Incentive from the government of Singapore, as well as Enterprise Development Grant (“EDG”) for Sustainability Open Innovation Challenge (“SOIC”) from Enterprise Singapore, fees received from providing the usage for ISO13485 certified facilities and interest income derived from fixed deposit and overnight deposit. For the years ended December 31, 2023, 2024 and 2025, our other income was S$39,149, S$173,865 and S$234,455 (US$182,271), respectively. The following table sets forth components of our other income for the periods indicated:

	Year ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$

Government grants	36,086	163,846	138,073	107,341
Usage of ISO13485 certified facilities	-	10,000	67,614	52,565
Interest income	-	-	26,562	20,650
Cash /fund transfer rebates	3,063	19	2,206	1,715
Total	39,149	173,865	234,455	182,271

Interest expense

Interest expense mainly represents interest on interest-bearing bank loan, loan from one of our ultimate beneficial owners and loan from employees. For the years ended December 31, 2023, 2024 and 2025, our interest expense was S$56,587, S$37,210 and S$14,724 (US$11,447), respectively. The following table sets forth components of our interest expense for the years indicated:

	Year ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$

Interest expense on an advance from one of the ultimate beneficial owners	55,860	-	-	-
Interest expense on loan from employees	-	35,427	-	-
Interest expense on term loan	727	1,783	14,724	11,447
Total	56,587	37,210	14,724	11,447

Income tax expense

Our income tax expense comprises our current tax expense and deferred tax. As we did not generate taxable income for the years ended December 31, 2023, 2024 and 2025, our income tax expense was nil, nil and nil, respectively.

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

Malaysia

Cuprina Malaysia Sdn. Bhd., the subsidiary, is subject to Malaysian corporate income tax on its taxable income as reported in its statutory financial statements, in accordance with applicable Malaysian tax laws. The standard corporate income tax rate in Malaysia is 24%. However, as Cuprina Malaysia Sdn. Bhd. is directly owned by a foreign company incorporated outside Malaysia, and such foreign ownership exceeds 20% of its paid-up ordinary share capital, the subsidiary does not qualify for the SME preferential tax rates and remains subject to the 24% corporate income tax rate. The subsidiary had no operating profit or tax liabilities for the years ended December 31, 2023, 2024 and 2025.

Hong Kong

Cuprina Hong Kong Limited is considered a Hong Kong tax resident enterprise under Hong Kong tax laws; accordingly, it is subject to enterprise income tax on its taxable income as determined under Hong Kong tax laws and accounting standards at a statutory tax rate of 16.5%.

Mainland China

Cuprina (Beijing) Biotechnology Co., Ltd., is considered a mainland China tax resident enterprise under mainland China tax laws; accordingly, it is subject to enterprise income tax on its taxable income as determined under mainland China tax laws and accounting standards at a statutory tax rate of 25%. The subsidiary had no operating profit or tax liabilities for the years ended December 31, 2023, 2024 and 2025.

United States

Cuprina United States Inc., is domiciled in the United States. As a result, it is subject to corporate income tax on its taxable income as determined under United States tax laws at a federal tax rate of 21% and state tax rate ranging from 1% to 12%. The subsidiary had no operating profit or tax liabilities for the years ended December 31, 2023, 2024 and 2025.

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

Year on Year Comparisons of Our Results of Operations

Year ended December 31, 2025 Compared to Year ended December 31, 2024.

Revenue

Our revenue increased by 3.3% from S$48,321 for the year ended December 31, 2024 to S$49,894 (US$38,789) for the year ended December 31, 2025. The increase was primarily due to increase in sales of our MEDIFLY products in both Singapore and Hong Kong. The number of patients using our MEDIFLY products increased from 78 for year ended December 31, 2024 to 96 for the year ended December 31, 2025.

Cost of revenues

Our cost of revenues decreased by 1.6% from S$51,345 for the year ended December 31, 2024 to S$50,539 (US$39,290) for the year ended December 31, 2025, representing approximately 106.3%, and 101.3% of our revenue, respectively, for the corresponding years. The decrease was primarily due to the reduce in the direct cost of our cosmeceutical products, in line with our reduce in revenues generated by cosmeceutical products during the period.

The reduce in cost of revenues does not in line with the increase in our revenues, as majority of the cost of revenues are fixed in nature, primarily the cost of revenues from MEDIFLY products, which arise from production staff salaries and contributions, rental for production space, and depreciation for production equipment. These costs have been fairly consistent for the years ended December 31, 2023, 2024 and 2025 despite of the fluctuation in the revenues generated for the corresponding years.

Gross loss and gross loss margin

Our gross loss decreased from S$3,024 for the year ended December 31, 2024 to S$645 (US$501) for the year ended December 31, 2025, which was due to the increased revenue for the year ended December 31, 2025. Our gross loss margin decreased from approximately 6.3% for the year ended December 31, 2024, to gross loss margin of approximately 1.3% for the year ended December 31, 2025. The decrease was primarily attributed to increase in sales of our MEDIFLY products in both Singapore and Hong Kong, as majority of the cost of revenues are fixed in nature, which primarily arise from production staff salaries and contributions, rental for production space, and depreciation for production equipment

Operating expenses

Our operating expenses increased by 194.1% from S$1,642,235 for the year ended December 31, 2024 to S$4,829,184 (US$3,754,322) for the year ended December 31, 2025. The increase was due to the increase in our selling, general and administrative expenses.

Selling, general and administrative expenses

Our selling, general and administrative expenses increased by 228.5% from S$1,400,873 for the year ended December 31, 2024 to S$4,602,300 (US$3,577,937) for the year ended December 31, 2025, which was primarily due to an increase in our other operating expenses and payroll and employee benefits.

(i) Our selling and marketing expenses decreased from S$3,641 for the year ended December 31, 2024 to S$1,039 (US$808) for the year ended December 31, 2025. This was primarily due to our rebranding activities carried out for our cosmeceutical products, which were launched and carried out in the prior year, including photography and building the social media library.

(ii) Our payroll and employee benefits increased by 8.2% from S$831,866 for the year ended December 31, 2024 to S$899,801 (US$699,527) for the year ended December 31, 2025. The increase was primarily due to the bonus payout amounting to S$59,938 (US$46,597) during the period. Moreover, the increase was also due to the revision by Central Provident Fund Board for increasing the CPF ordinary wage ceiling from S$6,800 to S$7,400 effective January 1, 2025.

(iii) Our depreciation and amortization expenses decreased by 16.4% from S$31,687 for the year ended December 31, 2024 to S$26,485 (US$20,590) for the year ended December 31, 2025. The decrease was primarily due to some of the plant and equipment, including renovation works have been fully depreciated during the period, despite that they are still in use by the Company.

(iv) Our other operating expenses increased by 588.6% from S$533,679 for the year ended December 31, 2024 to S$3,674,975 (US$2,857,012) for the year ended December 31, 2025. The increase was primarily attributed to an increase in professional fees incurred, particularly for (i) engagement of professional for advisory services on businesses, assets, and, operation acquisition matters; (ii) engagement of professional for corporate development and business consultancy services; and (iii) engagement of professional for compliance services on SEC and FINRA matters. In addition, the increase in consultant fees incurred, primarily relating to the appointment of our Medical and Scientific Director, as well as the licensing fee incurred in respect of the FDA Clearance for Medical Maggots and associated dressings identified in 510(k) K033391 has also resulted in the increase. Furthermore, the increase also due to the director fees for those independent directors and non-executive directors, as well as the related Director and Officer Liability Insurance acquired, following the completion of IPO. Moreover, the increase also derived from the depreciated exchange rate of USD against SGD, of which resulted in our foreign exchange losses incurred, particularly for our financial assets denominated in USD.

Research and development costs

Our research and development costs decreased by 6.0% from S$241,362 for the year ended December 31, 2024 to S$226,884 (US$176,385) for the year ended December 31, 2025. The decrease in research and development costs was primarily due to the decrease in the salaries and contributions related to our internal research and development staff from S$226,632 for the year ended December 31, 2024 to S$217,112 (US$168,788) for the year ended December 31, 2025. The decrease was due to the departure of one of our research and development employees during the last quarter of the period.

Other income

Our other income increased by 34.8% from S$173,865 for the year ended December 31, 2024 to S$234,455 (US$182,271) for the year ended December 31, 2025. The increase was in relation to the fees received from the rendering the usage for our ISO13485 certified facilities.

Interest expense

Our interest expense decreased by 60.4% from S$37,210 for the year ended December 31, 2024 to S$14,724 (US$11,447) for the year ended December 31, 2025. This decrease was primarily attributable to the loan given to us in 2024, from several of our employees, which carries a one-off interest rate of 25.0%. The principal and interest have been fully settled as of June 30, 2024.

Equity in net earnings of affiliates

The equity in net earnings of the affiliates primarily relates to the sharing of results from the joint arrangement between Cuprina Pte. Ltd., one of our subsidiaries, and a local Saudi Arabian company. This joint arrangement is accounted for using the equity method, starting from May 2023. For the year ended December 31, 2025, we recorded a loss of S$63,349 (US$49,249) from this affiliate, attributed to the sharing of operational losses. This is in comparison to a loss of S$51,931 recorded for the year ended December 31, 2025.

Net loss

As a result of the foregoing, in particular the increase in professional fees under other operating expenses, our net loss increased from S$1,560,535 for the year ended December 31, 2024 to S$4,673,447 (US$3,633,248) for the year ended December 31, 2025.

Year ended December 31, 2024 Compared to Year ended December 31, 2023.

Revenue

Our revenue decreased by 52.0% from S$100,773 for the year ended December 31, 2023 to S$48,321 for the year ended December 31, 2024. The decrease was primarily due to reduce in sales of our MEDIFLY products in both Singapore and Hong Kong. The number of patients using our MEDIFLY products decreased from 135 for year ended December 31, 2023 to 78 for the year ended December 31, 2024.

Cost of revenues

Our cost of revenues decreased by 20.0% from S$64,168 for the year ended December 31, 2023 to S$51,345 for the year ended December 31, 2024, representing approximately 63.7%, and 106.3% of our revenue, respectively, for the corresponding years. The decrease was primarily due to the reduce in the direct cost of our cosmeceutical products as well as the consumables of our MEDIFLY products, in line with our reduce in revenues generated during the period.

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

Gross profit/ (loss) and gross profit/ (loss) margin

Our gross profit decreased by 108.3% from S$36,605 for the year ended December 31, 2023 to gross loss of S$3,024 for the year ended December 31, 2024, which was due to the decreased revenue for the year ended December 31, 2024. Our gross profit margin decreased from approximately 36.3% for the year ended December 31, 2023, to gross loss margin of approximately 6.3% for the year ended December 31, 2024. The decrease was primarily attributed to reduce in sales of our MEDIFLY products in both Singapore and Hong Kong, as majority of the cost of revenues are fixed in nature, which primarily arise from production staff salaries and contributions, rental for production space, and depreciation for production equipment.

Operating expenses

Our operating expenses increased by 48.6% from S$1,104,934 for the year ended December 31, 2023 to S$1,642,235 for the year ended December 31, 2024. The increase was due to the increase in our selling, general and administrative expenses as well as the research and development costs.

Selling, general and administrative expenses

Our selling, general and administrative expenses increased by 49.5% from S$937,200 for the year ended December 31, 2023 to S$1,400,873 for the year ended December 31, 2024, which was primarily due to an increase in our other operating expenses, payroll and employee benefits, selling and marketing expenses, and depreciation and amortization expenses.

(i) Our selling and marketing expenses increased from S$79 for the year ended December 31, 2023 to S$3,641 for the year ended December 31, 2024. This was primarily due to our rebranding activities carried out for our cosmeceutical products, which were launched during the period, including photography and building the social media library.

(ii) Our payroll and employee benefits increased by 23.7% from S$672,465 for the year ended December 31, 2023 to S$831,866 for the year ended December 31, 2024. The increase was primarily due to an increase in headcount in the last quarter of 2023, as well as first quarter of 2024. Moreover, the increase was also due to the revision by Central Provident Fund Board for increasing the CPF ordinary wage ceiling from S$6,000 to S$6,800 effective January 1, 2024.

(iii) Our depreciation and amortization expenses increased by 17.4% from S$26,994 for the year ended December 31, 2023 to S$31,687 for the year ended December 31, 2024. The increase was primarily due to investment in furniture and fittings in second half of 2023 and the renovation of our office which was only completed in the middle of first quarter of 2023.

(iv) Our other operating expenses increased by 124.6% from S$237,662 for the year ended December 31, 2023 to S$533,679 for the year ended December 31, 2024. The increase was primarily attributed to an increase in professional fees incurred, particularly for (i) annual financial audit fee amounting to S$143,263; (ii) six months’ financial review fee amounting to S$55,045; (iii) engagement of the public relation service company for their services at USD10,000 per month commencing from February 2024 onward; and (iv) delay in our IPO.

Research and development costs

Our research and development costs increased by 43.9% from S$167,734 for the year ended December 31, 2023 to S$241,362 for the year ended December 31, 2024. The increase in research and development costs was primarily due to the increase in the salaries and contributions related to our internal research and development staff from S$150,177 for the year ended December 31, 2023 to S$226,632 for the year ended December 31, 2024. The increase was primarily attributable to the hiring of research and development staff in October 2023.

Other income

Our other income increased by 344.1% from S$39,149 for the year ended December 31, 2023 to S$173,865 for the year ended December 31, 2024. The increase was in relation to the interim EDG for SOIC from Enterprise Singapore amounted to $122,315.

Interest expense

Our interest expense decreased by 34.2% from S$56,587 for the year ended December 31, 2023 to S$37,210 for the year ended December 31, 2024. This decrease was primarily attributable to the advances given to us in 2023 by one of our ultimate beneficial owners, which carries a one-off interest rate of 6.0% and amounted to S$55,860. This decrease was partially offset by the loan given to us in 2024 from several of our employees, which carries a one-off interest rate of 25.0%. The principal and interest have been fully settled as of June 30, 2024.

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

For the year ended December 31, 2024, we recorded a loss of S$51,931 from existing affiliate, attributed to the sharing of operational losses. This is in comparison to a loss of S$33,788 recorded for the year ended December 31, 2023, from both affiliates, attributed to the sharing of operational losses.

Net loss

As a result of the foregoing, in particular the increase in payroll and employee benefits and professional fees under other operating expenses, our net loss increased from S$1,119,555 for the year ended December 31, 2023 to S$1,560,535 for the year ended December 31, 2024.

A.	Liquidity and Capital Resources

Our primary source of liquidity historically has been cash generated from our bank loan and equity and loan contributions from our shareholders, which have historically been sufficient to meet our working capital and capital expenditure requirements.

In 2021, we entered into a bridging loan agreement with DBS Bank with an aggregated principal amount of S$100,000 (US$77,742) with interest rate of 2.5% per annum. The bank loan has been fully repaid in January 2026.

In November 2024, we entered into a working capital loan agreement with DBS Bank with an aggregated principal amount of S$200,000 (US$155,485) with interest rate of 8.0% per annum.

As of December 31, 2025, our cash and cash equivalents were S$3,117,682 (US$2,423,760). Our cash and cash equivalents primarily consist of cash in bank balances.

We believe that our existing cash and cash equivalents, anticipated cash raised from financings, together with anticipated cash flow from operations, will be sufficient to meet our anticipated cash needs for the next 12 months from the date of this annual report. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue additional equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth our selected consolidated cash flow data for the periods indicated:

	Years ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$

Net cash used in operating activities	(894,981)	(1,235,981)	(9,133,948)	(7,100,947)
Net cash used in investing activities	(67,977)	(21,884)	(58,229)	(45,268)
Net cash provided by financing activities	433,075	1,340,977	12,231,742	9,509,245
Net increase/ (decrease) in cash and cash equivalents	(529,883)	83,112	3,039,565	2,363,030
Cash and cash equivalents, at the beginning of year	564,576	35,263	116,472	90,548
Foreign currency effect on cash and cash equivalents	570	(1,903)	(38,355)	(29,818)
Cash and cash equivalents, at the end of year	35,263	116,472	3,117,682	2,423,760

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

We had net cash flows used in operating activities of S$1,235,981 for the year ended December 31, 2024, primarily reflecting a net loss of S$1,560,535 as adjusted by (a) positive changes of approximately S$96,198 in non-cash items primarily including depreciation and amortization and equity in net earnings of affiliate; and (b) positive changes of approximately S$228,356 in working capital primarily reflecting (i) an decrease of approximately S$10,639 in other current assets, and (ii) an increase of approximately S$123,562 in accruals and other payables,(iii) a decrease of approximately S$24,430 in accounts receivable, and (iv) a decrease of approximately S$69,725 in net advance to related parties.

We had net cash flows used in operating activities of S$9,133,948 (US$7,100,947) for the year ended December 31, 2025, primarily reflecting a net loss of S$4,673,447 (US$3,633,248), as adjusted by (a) positive changes of approximately S$241,254 (US$187,556) in non-cash items primarily including depreciation and amortization, foreign exchange losses and equity in net earnings of affiliate; and (b) negative changes of approximately S$4,701,755 (US$3,655,255) in working capital primarily reflecting (i) an increase of approximately S$4,457,200 (US$3,465,133) in other current assets, and (ii) an decrease of approximately S$292,171 (US$227,140) in accruals and other payables.

Net cash used in investing activities

Net cash used in investing activities was S$67,977 for the year ended December 31, 2023, which was attributable to the acquisition of new property and equipment.

Net cash used in investing activities was S$21,884 for the year ended December 31, 2024, which was attributable to the acquisition of new property and equipment.

Net cash used in investing activities was S$58,229 (US$45,268) for the year ended December 31, 2025, which was primarily attributable to the acquisition of new property and equipment.

Net cash generated from financing activities

Net cash generated from financing activities was S$433,075 for the year ended December 31, 2023, primarily consisting of financial assistance from our shareholder, Cuprina Holding Pte. Ltd., and certain ultimate beneficial owners, partially offset by repayment of bank borrowing of S$20,574 and payments of deferred offering costs of S$647,796.

Net cash generated from financing activities was S$1,340,977 for the year ended December 31, 2024, primarily consisting of financial assistance from certain individual shareholders and ultimate beneficial owners, as well as drawdown of a bank loan amounted to S$200,000, partially offset by repayment of bank borrowings of S$23,572 and payments of deferred offering costs of S$423,787.

Net cash generated from financing activities was S$12,231,742 (US$9,509,245) for the year ended December 31, 2025, primarily consisting of (i) gross proceeds from issuance of ordinary shares of S$17,606,040 (US$13,687,351) following the completion of the IPO, partially offset by (ii) payments for deferred stock issuance cost of S$2,628,743 (US$2,043,647), (iii) repayment of bank borrowing of S$54,049 (US$42,019), and (iv) repayments of advances from related parties of S$2,691,506 (US$2,092,440).

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

Our net accounts receivable decreased from S$26,389 as of December 31, 2024 to S$18,218 (US$14,163) as of December 31, 2025. The decrease was primarily attributable to the completion of change in the billing procedure of public hospitals in Singapore, requiring invoices to be sent to both the relevant hospital department for billing and the relevant hospital department for authentication. This procedural change resulted in delayed settlement of certain accounts receivable arising from the sale of our MEDIFLY products in the previous periods.

As of March 31, 2026, S$8,027 (US$6,240) or 44.1% of our net accounts receivable as of December 31, 2025 had been subsequently received.

As of December 31, 2024 and 2025, we made S$49,147 and S$49,147 (US$38,208) of allowance for current expected credit loss for our gross accounts receivable, respectively.

Deferred Costs

Our deferred costs primarily consist of deferred contractual costs in relation to the industry research collaboration agreement with NTU and the listing expenses in relation to our IPO prior to the completion as of December 31, 2024.

Our deferred costs decreased from S$1,272,202 as of December 31, 2024 to S$nil (US$nil) as of December 31, 2025. The decrease was primarily attributable to the (i) completion of the IPO, of which the accumulated deferred stock issuance cost has been charged against the gross proceeds of the offering as a reduction of additional paid-in capital, and (ii) the payment made for the deferred contractual cost in relation to the industry research collaboration agreement with NTU as of December 31, 2025.

Other current assets

Our other current assets primarily consist of prepayments, deposits and other current assets.

Our other current assets increased from S$146,152 as of December 31, 2024 to S$4,736,715 (US$3,682,434) as of December 31, 2025. The increase was primarily attributable to the prepayments made in relation to the professional services engaged for the (i) businesses, assets, and, operation acquisition matters, and (ii) corporate development and business consultancy, as well as the prepayments made for the D&O insurance following the completion of IPO on April 11, 2025.

Accruals and other payables

Our accruals and other payables decreased from S$323,971 as of December 31, 2024 to S$30,626 (US$23,809) as of December 31, 2025. The decrease was attributable to the settlement of payables, primarily relating to the (i) payable to a professional party amounted to S$65,930 (US$51,256), for professional services in relation to our initial public offering, (ii) payable to NTU amounted to S$178,396 (US$139,689), for the contractual cost in relation to the industry research collaboration agreement, and (iii) payable to advances from an employee amounted to S$69,681 (US$54,172), during the period.

Impact of Inflation

According to the Monetary Authority of Singapore, the core inflation rate in Singapore averaged 4.2% in 2023, 2.7% in 2024 and 0.7% in 2025. Based on the recent publication from the Monetary Authority of Singapore on February, 2026, the core inflation rate in Singapore is projected to average 1.0% - 2.0% in 2026. As of the date of this annual report, inflation in Singapore has not materially affected our profitability and operating results. However, we can provide no assurance that we will not be affected by such inflationary pressures in Singapore or globally in the future. In the event that the inflationary pressures continue to increase to any material extent, we may pass along increased costs to our customers, which could result in loss of sales and loss of customers, and adversely impact our margins and results of operations.

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

We had the following contractual obligations and lease commitments as of December 31, 2025:

Contractual Obligations	Total	Less than 1 year	2-5 years
Accounts payable	1,177	1,177	-
Accruals and other payables	30,626	30,626	-
Operating lease commitment	317,790	110,233	207,557
Bank loan repayment	164,929	38,728	126,201
Amount due to related parties	2,934,650	2,934,650	-
Total obligations	3,449,172	3,115,414	333,758

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this annual report, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, and cash flows from our operations.

Bank Indebtedness

			As of December 31,
Bank Borrowings	Terms of repayment	Annual interest rate	2024	2025
			S$	S$

DBS Bank	60 months	2.5%	22,900	1,775
DBS Bank	60 months	8.0%	196,078	163,154

As of December 31, 2024 and 2025, bank borrowings were obtained from a financial institution in Singapore, both repayable in 60 instalments, which bear annual interest at a fixed rate at 2.5% and 8.0%, and expire in January 2026 and November 2029, respectively.

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

Capital Expenditures

We made capital expenditures of S$67,997, S$21,884 and S$58,229 (US$45,268) for the years ended December 31, 2023, 2024 and 2025, respectively. In these periods, our capital expenditures were mainly used for the purchase of plant and equipment.

We plan to fund our future capital expenditures with our existing cash balance and proceeds from the offering. We will continue to make capital expenditures to meet the expected growth of our business.

Capital Commitments

As of December 31, 2024 and 2025, we did not have any capital commitments, except for the S$125,250 (US$97,372) capital commitment in relation to the joint venture agreement entered on November 18, 2025.

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

We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates and judgements made by our management. As at December 31, 2025, the Company did not make any critical judgement in the process of applying the Company’s accounting policies that have a critical effect on the amount recognized in the financial statements. The Company also did not make any key assumptions concerning the future, and other key sources of estimation uncertainty at the reporting date, that have a critical risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

Set forth below is information concerning our directors, director appointees, and executive officers.

Name	Age	Position
David Quek Yong Qi	32	Director and Chief Executive Officer
Teo Peng Kwang	66	Non-Executive Director
Jimmy Lee Peng Siew	70	Non-Executive Director
Chan Tat Jing	34	Chief Financial Officer
Koh Pee Keat	71	Independent Director
Ivan Ng	47	Independent Director
Natasha Kaur Raina	51	Independent Director

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

Mr. Chan has approximately 12 years of experience in accounting and finance. From 2013 to 2019, he worked various roles including manager, assistant manager, audit supervisor and audit senior at Ernst & Young in Singapore and Malaysia. From 2019 to May 2021, he held the position of audit manager at PKF-CAP LLP, a member firm of the PKF International Limited network. From June 2021 to December 2021, he served as a finance manager at OEL Holdings.

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

Family Relationships

As at the date of this Annual Report, our Non-Executive Director, Mr. Jimmy Lee Peng Siew, is the father-in-law of our Director and Chief Executive Officer, Mr. David Quek Yong Qi. Save except as disclosed in this sub-section, there are no family relationships among our directors and executive officers.

B. Compensation.

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate basis. For the years ended December 31, 2023, 2024 and 2025, we paid an aggregate of approximately S$186,684, S$276,864, and S$485,147, respectively, in cash to our directors and executive officers as a group. We have not set aside any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have also not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Our PRC subsidiary, Cuprina (Beijing) Biotechnology Co. Ltd., is required by law to make contributions equal to certain percentage of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and housing provident fund.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

C. Board Practices.

Our Board of Directors consists of six Directors. A director is not required to hold any shares in our Company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. Our Board of Directors has determined that each of Koh Pee Keat, Ivan Ng, and Koh Pee Keat is an “independent director” as defined under the Nasdaq rules

Committees of the Board of Directors

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

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficial Ownership**	% of Aggregate Voting Power**
Directors and Executive Officers*:
Mr. Quek(1)	-	-	14.6	21.0
Mr. Chan	-	-	-	-
Mr. Teo(2)	-	-	27.1	39.3
Mr. Lee(3)	-	-	24.0	34.7
Mr. Koh	-	-	-	-
Mr. Ng	-	-	-	-
Ms. Raina	-	-	-	-
All directors and executive officers as a group	-	-	65.7	95.0

Principal Shareholder:
Cuprina Holding Pte. Ltd.(4)	-	14,085,000	65.7	95.0

*	Except as otherwise indicated below, the business address of our director and executive officers is c/o Blk 1090 Lower Delta Road #06-08 Singapore 169201.

**	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding. The total number of ordinary shares outstanding as of the date of this Annual Report is 21,450,000.

****	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B Ordinary Shares as a single class. Each holder of Class B Ordinary Shares is entitled to ten votes per share, subject to certain conditions, and each holder of our Class A Ordinary Shares is entitled to one vote per share on all matters submitted to them for a vote. Our Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis.

(1)	Mr. Quek owns 22.2% of Cuprina Holding Pte. Ltd. As such, Mr. Quek is deemed to beneficially own 14.6% of our Company through Cuprina Holding Pte. Ltd.

(2)	Mr. Teo owns 41.3% of Cuprina Holding Pte. Ltd. As such, Mr. Teo Peng Kwang is deemed to beneficially own 27.1% of our Company through Cuprina Holding Pte. Ltd.

(3)	Mr. Lee owns 36.5% of Cuprina Holding Pte. Ltd. As such, Mr. Jimmy Lee Peng Siew is deemed to beneficially own 24.0% of our Company through Cuprina Holding Pte. Ltd.

(4)	Cuprina Holding Pte. Ltd. owns 14,085,000 Class B Ordinary Shares directly of the outstanding shares of our Company.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions.

In addition to the employment agreements, indemnification agreements and the securities issuances, we describe below the related party transactions of our Company that occurred during the years ended December 31, 2024 and 2025 and subsequent periods.

Amount due from related parties by our Company

Name of related		Nature of	As of December 31,
parties	Relationship	transactions	2023	2024	2025	2025
			S$	S$	S$	US$
Cuprina Pollination Pte. Ltd.(5)	A related party of the Company	For working capital purposes	96,971	14,521	115,237	89,588
Pestoniks Innovations Pte. Ltd.(5)	A related party of the Company	For working capital purposes	61,170	61,170	61,170	47,555
Cuprina MENA Co., Ltd.	An affiliate of the Company	For working capital purposes	-	14,469	58,925	45,809
Bryan Teo Yingjie(1)	Shareholder	Shares subscription in Cuprina Holdings (BVI) Limited	605	605	-	-
Rachel Lee Lin(2)	Shareholder	Shares subscription in Cuprina Holdings (BVI) Limited	605	605	-	-
Dorea Quek En Qi(3)	Shareholder	Shares subscription in Cuprina Holdings (BVI) Limited	605	605	-	-
De Guzman Caroline Francesca Lee Ling(4)	Shareholder	Shares subscription in Cuprina Holdings (BVI) Limited	605	605	-	-
iCapital Holdings (SG) Pte. Ltd.	Shareholder	Shares subscription in Cuprina Holdings (BVI) Limited	505	505	-	-
Jimmy Lee Peng Siew	A beneficial owner of the Company	For payment made on behalf	-	-	2,400	1,866

Note:

(1) Mr. Bryan Teo Yingjie is one of our employees and the son of one of our directors and principal shareholders, Mr. Teo.

(2) Ms. Rachel Lee Lin is one of our employees and the daughter of one of our directors and principal shareholders, Mr. Lee.

(3) Ms. Dorea Quek En Qi is one of our ex-employees and the sister of the chief executive officer and one of our directors and principal shareholders, Mr. Quek.

(4) Ms. De Guzman Caroline Francesca Lee Ling and iCapital Holdings (SG) Pte. Ltd. ceased to be the related parties of the Company as of December 31, 2025, following their disposal of the shareholding in the Company, respectively, during the year.

(5) Principal shareholders of these entities are also the principal shareholders of the Company.

The amounts due from the related parties listed above are interest free, unsecured, and due on demand without an agreement.

Amount due to related parties by our Company

Name of related		Nature of	As of December 31,
parties	Relationship	transactions	2023	2024	2025	2025
			S$	S$	S$	US$
Cuprina Holding Pte. Ltd.	Shareholder	For working capital purposes	2,931,765	2,931,765	2,930,516	2,278,252
Jimmy Lee Peng Siew	A beneficial owner of the Company	For working capital purposes	986,860	1,451,629	-	-
David Quek Yong Qi	A beneficial owner of the Company	For working capital purposes	18,596	237,618	-	-
Bryan Teo Yingjie	Shareholder	For working capital purposes	7,997	105,979	-	-
Rachel Lee Lin	Shareholder	For working capital purposes	10,476	67,654	-	-
Cuprina Farm Sdn. Bhd(1)	A related party of the Company	Over-settlement for the receivable balance due from Cuprina Farm Sdn. Bhd.	4,134	4,134	4,134	3,214
Cuprina MENA Co., Ltd	An affiliate of the Company	Outstanding share subscription in Cuprina MENA Co., Ltd and outstanding sharing of working capital	25,898	-	-	-
Dorea Quek En Qi	Shareholder	For working capital purposes	-	6,395	-	-
Teo Peng Kwang	A beneficial owner of the Company	For working capital purposes	-	620,822	-	-
Ng Bee Poh	An immediate family member of a beneficial owner of the Company	For working capital purposes	-	200,000	-	-

Note:

(1) Principal shareholders of this entity are also the principal shareholders of the Company.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since April 10, 2025 under the symbol “CUPR.”

B. Plan of Distribution.

Not applicable.

C. Markets.

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since April 10, 2025 under the symbol “CUPR.”

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

We received net proceeds of approximately US$10.85 million after the deduction of approximately US$2.95 million of offering costs. As of the date of this annual report, we have partially utilized the net proceeds for (i) growth and expansion into new markets including South East Asia (excluding Singapore), Hong Kong, mainland China and the Middle East; (ii) research and development activities to expand our product offerings; (iii) building brand awareness; (iv) investing in equipment and infrastructure; (v) loan repayment to several related parties, who provided advances to us for working capital purposes; and (vi) other working capital and general corporate purposes.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Kreit & Chiu CPA LLP and, our previous independent registered public accounting firm and J&S Associate PLT, our current independent registered public accounting firm for the periods indicated:

	2024	2025	2024
	S$	S$	US$
Audit Fees	270,205	235,423	183,023
Kreit & Chiu CPA LLP	270,205	100,864	78,413
J&S Associates PLT	-	134,559	103,610

Audit-Related Fees(2)	-	-	-
Kreit & Chiu CPA LLP	-	-	-
J&S Associates PLT	-	-	-

All Other Fees	-	-	-
Kreit & Chiu CPA LLP	-	-	-
J&S Associates PLT	-	-	-

Total	270,205	235,423	183,023
Kreit & Chiu CPA LLP	270,205	100,864	78,413
J&S Associates PLT	-	134,559	103,610

(1)	Audit Fees. Audit fees consist of fees for the audit of our annual financial statements and the reviews of our interim financial statements. Audit fees for each period also include related services that are normally provided in connection with registration statements.

(2)	Audit-related Fees. Audit-related fees consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our financial statements and are not reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

The policy of our audit committee is to pre-approve all professional services provided by Kreit & Chiu CPA LLP and J&S Associate PLT including audit and non-audit services. All of the services of Kreit & Chiu CPA LLP and of J&S Associate PLT described above were in accordance with the audit committee pre-approval policy.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Cuprina Holdings (Cayman) Limited, and its operating entities are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1*	Current Effective Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024)

2.1	Specimen Share Certificate or Class A Ordinary Shares (incorporated by reference to Exhibit 3.1 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024).

2.2	Description of Registrant’s Securities (incorporated herein by reference to the section titled “Description of Share Capital” in the Registrant’s registration statement on Form F-1 (File No. 333-283643)), originally filed with the Securities and Exchange Commission on December 6, 2024, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on April 9, 2025)

2.3	Form of the Representative’s Warrants (incorporated by reference to Exhibit 4.1 to Form F-6K filed with the SEC on April 11 2025).

4.1	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.1 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024).

4.2	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated by reference to Exhibit 10.2 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024).

4.3	Joint Venture Cum Shareholders’ Agreement dated May 16, 2022 between New Future Medical Services Company and Cuprina Pte. Ltd. (incorporated by reference to Exhibit 10.3 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024).

4.4	Agreement to Collaborate and Protect Confidentiality between Cuprina Pte. Ltd. and Nan’ao (Beijing) Hospital Management Co., Ltd. (incorporated by reference to Exhibit 10.4 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024).

4.5	Exclusive Distribution and Cooperation and Profit-Sharing Agreement dated June 1, 2023 between Cuprina Pte. Ltd. and Advanced Biotech and Engineering Limited (incorporated by reference to Exhibit 10.5 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024).

4.6	Agreement dated January 26, 2023 between Cuprina Pte. Ltd. and Full Crimp Milk LLP (redacted) (incorporated by reference to Exhibit 10.6 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024).

4.7	License Agreement dated June 3, 2022 between Nanyang Technological University - NTUitive Pte. Ltd. and Cuprina Pte. Ltd. (incorporated by reference to Exhibit 10.7 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024).

4.8	Industry Research Collaboration Agreement dated August 22, 2022 between Nanyang Technological University and Cuprina Pte. Ltd. (incorporated by reference to Exhibit 10.8 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024).

4.9*	Joint Venture Cum Shareholders’ Agreement dated November 18, 2025 between Aiodine Laboratory Pte. Ltd and Cuprina Pte. Ltd.

4.10*	Appointment Letter as Exclusive Licensee for Medical Waste Recycling Technology in Southeast Asia dated August 29, 2025 between Zhejiang Heliang Technology Co., Ltd and Cuprina Pte Ltd.

4.11*	License Agreement dated July 16, 2025 between Cuprina Pte Ltd and Ronald Sherman

11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333- 283643), as amended, initially filed with the SEC on December 6, 2024)

11.2	Insider Trading Policy

12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

21.1	List of subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024).

97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 99.5 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024).

*	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CUPRINA HOLDINGS (CAYMAN) LIMITED

Date: April 27, 2026	By:	/s/ David Quek Yong Qi
	Name:	David Quek Yong Qi
	Title:	Chief Executive Officer

CUPRINA HOLDINGS (CAYMAN) LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Cuprina Holdings (Cayman) Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Cuprina Holdings (Cayman) Limited and its subsidiaries (the “Company”) as of December 31, 2024, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Cuprina Holdings (Cayman) Limited as of December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

We served as Cuprina Holdings (Cayman) Limited’s auditor from 2023 to 2025.

/s/ Kreit & Chiu CPA LLP

Los Angeles, California

May 14, 2025

J&S ASSOCIATE PLT 202206000037 (LLP0033395-LCA) & AF002380 (Registered with PCAOB and MIA) B-11-14, Megan Avenue II, 12, Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Tel: (+60) 3 4813 9469 Email: info@jns-associate.com Website: jns-associate.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of Cuprina Holdings (Cayman) Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Cuprina Holdings (Cayman) Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2025, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit, and cash flows for the year ended December 31, 2025, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cuprina Holdings (Cayman) Limited as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ J&S Associate PLT

Certified Public Accountants

Firm ID: 6743

We have served as Cuprina Holdings (Cayman) Limited’s auditor since 2025.

Kuala Lumpur, Malaysia

April 27, 2026

CUPRINA HOLDINGS (CAYMAN) LIMITED

AUDITED CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2024	2025	2025
	S$	S$	US$
ASSETS
Current assets
Cash and cash equivalents	116,472	3,117,682	2,423,760
Accounts receivable, net	26,389	18,218	14,163
Deferred costs	1,272,202	-	-
Amount due from related parties	93,085	237,732	184,818
Other assets	146,152	3,957,542	3,076,687
Inventories	1,730	-	-
Total current assets	1,656,030	7,331,174	5,699,428

Noncurrent assets
Property and equipment, net	58,065	77,525	60,270
Right-of-use assets	30,940	316,725	246,229
Other assets	-	779,173	605,748
Investments at equity	-	-	-
Total noncurrent assets	89,005	1,173,423	912,247

TOTAL ASSETS	1,745,035	8,504,597	6,611,675

LIABILITIES
Current liabilities
Accounts payable, net	-	1,177	915
Accruals and other payables	323,971	30,626	23,809
Amount due to related parties	5,625,996	2,934,650	2,281,466
Bank loans, current	55,250	38,728	30,108
Lease liabilities, current	35,812	110,233	85,698
Total current liabilities	6,041,029	3,115,414	2,421,996

Noncurrent liabilities
Bank loans, non-current	163,728	126,201	98,112
Lease liabilities, non-current	-	207,557	161,359
Total noncurrent liabilities	163,728	333,758	259,471

TOTAL LIABILITIES	6,204,757	3,449,172	2,681,467

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY (DEFICIT)
Ordinary shares, Class A, US$0.001 par value, 25,000,000 shares authorized, 3,915,000, and 7,365,000 issued and outstanding at December 31, 2024 and 2025, respectively	5,264	9,666	7,365
Ordinary shares, Class B, US$0.001 par value, 25,000,000 shares authorized, 14,085,000 issued and outstanding at December 31, 2024 and 2025	18,939	18,939	14,724
Additional paid in capital	78,722	13,912,778	10,816,122
Accumulated deficit	(4,561,053)	(9,234,500)	(7,179,118)
Accumulated other comprehensive (loss)/ income	(1,594)	348,542	271,115
Total shareholders’ equity (deficit)	(4,459,722)	5,055,425	3,930,208
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	1,745,035	8,504,597	6,611,675

The accompanying notes are an integral part of these consolidated financial statements.

CUPRINA HOLDINGS (CAYMAN) LIMITED

AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$

Revenue	100,773	48,321	49,894	38,789
Cost of revenues	(64,168)	(51,345)	(50,539)	(39,290)

Gross profit / (loss)	36,605	(3,024)	(645)	(501)

Operating expenses:
Selling, general and administrative expenses	(937,200)	(1,400,873)	(4,602,300)	(3,577,937)
Research and development costs	(167,734)	(241,362)	(226,884)	(176,385)
Total operating expenses	(1,104,934)	(1,642,235)	(4,829,184)	(3,754,322)

Loss from operations	(1,068,329)	(1,645,259)	(4,829,829)	(3,754,823)

Other (expense)/ income:
Other income	39,149	173,865	234,455	182,271
Interest expense	(56,587)	(37,210)	(14,724)	(11,447)
Total other (expense)/ income, net	(17,438)	136,655	219,731	170,824

Loss before tax expense	(1,085,767)	(1,508,604)	(4,610,098)	(3,583,999)

Income tax expense	-	-	-	-

Loss before equity in net earnings of affiliates	(1,085,767)	(1,508,604)	(4,610,098)	(3,583,999)

Equity in net earnings of affiliates	(33,788)	(51,931)	(63,349)	(49,249)

Net loss	(1,119,555)	(1,560,535)	(4,673,447)	(3,633,248)

Other comprehensive income/ (loss):
Foreign currency translation, net of income tax	570	(1,903)	350,136	272,204
Total comprehensive loss	(1,118,985)	(1,562,438)	(4,323,311)	(3,361,044)

Loss per share attributable to weighted average number of outstanding ordinary shares
Basic and diluted (cents)	(6.22)	(8.68)	(22.83)	(17.75)

Weighted average number of outstanding ordinary shares
Basic and diluted	18,000,000	18,000,000	20,471,507	20,471,507

The accompanying notes are an integral part of these consolidated financial statements.

CUPRINA HOLDINGS (CAYMAN) LIMITED
AUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

	Ordinary shares, Class A		Ordinary shares, Class B		Additional		Accumulated other comprehensive	Total shareholders’
	Shares Outstanding	Par value	Shares Outstanding	Par value	paid-in capital	Accumulated deficit	(loss)/ income	equity (deficit)
		S$		S$	S$	S$	S$	S$
Balance as of January 1, 2023	3,915,000	5,264	14,085,000	18,939	78,722	(1,880,963)	(261)	(1,778,299)
Net loss	-	-	-	-	-	(1,119,555)	-	(1,119,555)
Foreign currency translation	-	-	-	-	-	-	570	570
Balance as of December 31, 2023	3,915,000	5,264	14,085,000	18,939	78,722	(3,000,518)	309	(2,987,284)
Net loss	-	-	-	-	-	(1,560,535)	-	(1,560,535)
Foreign currency translation	-	-	-	-	-	-	(1,903)	(1,903)
Balance as of December 31, 2024	3,915,000	5,264	14,085,000	18,939	78,722	(4,561,053)	(1,594)	(4,459,722)
Issuance of ordinary shares	3,450,000	4,402	-	-	13,834,056	-	-	13,838,458
Net loss	-	-	-	-	-	(4,673,447)	-	(4,673,447)
Foreign currency translation	-	-	-	-	-	-	350,136	350,136
Balance as of December 31, 2025	7,365,000	9,666	14,085,000	18,939	13,912,778	(9,234,500)	348,542	5,055,425

		US$		US$	US$	US$	US$	US$
Balance as of December 31, 2025	7,365,000	7,365	14,085,000	14,724	10,816,122	(7,179,118)	271,115	3,930,208

The accompanying notes are an integral part of these consolidated financial statements.

CUPRINA HOLDINGS (CAYMAN) LIMITED
AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(1,119,555)	(1,560,535)	(4,673,447)	(3,633,248)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	35,059	42,185	36,523	28,394
Current expected credit loss on account receivables	28,409	-	-	-
Write-off on property and equipment	-	-	2,246	1,746
Write-off on inventories	-	5,935	1,730	1,345
Lease related expenses	106	(2,112)	(3,807)	(2,960)
Foreign exchange loss/ (income)	2,484	(1,741)	141,213	109,782
Equity in net earnings of affiliates	33,788	51,931	63,349	49,249
Change in operating assets and liabilities:
Account receivables	(37,511)	24,430	8,151	6,337
Contract assets	2,488	-	-	-
Other assets and deferred costs	(32,122)	10,639	(4,457,200)	(3,465,133)
Inventories	(1,164)	-	-	-
Accounts payable	-	-	(1,177)	-
Accruals and other payables	(45,863)	123,562	(290,994)	(227,140)
Advance to related parties, net	238,900	69,725	39,465	30,681
Net cash used in operating activities	(894,981)	(1,235,981)	(9,133,948)	(7,100,947)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(67,977)	(21,884)	(58,229)	(45,268)
Net cash used in investing activities	(67,977)	(21,884)	(58,229)	(45,268)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares	-	-	17,606,040	13,687,351
Payments for deferred stock issuance cost	(647,796)	(423,787)	(2,628,743)	(2,043,647)
Proceeds from bank loans	-	200,000	-	-
Repayments of bank loans	(20,574)	(23,572)	(54,049)	(42,019)
Advance from/ (repayment to) related parties, net	1,101,445	1,588,336	(2,691,506)	(2,092,440)
Net cash provided by financing activities	433,075	1,340,977	12,231,742	9,509,245

Net change in cash and cash equivalents	(529,883)	83,112	3,039,565	2,363,030

Foreign currency translation	570	(1,903)	(38,355)	(29,818)
Cash and cash equivalents - beginning of year	564,576	35,263	116,472	90,548
Cash and cash equivalents - end of year	35,263	116,472	3,117,682	2,423,760

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	727	221	70,584	54,874

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Unpaid deferred offering costs	242,287	-	-	-

The accompanying notes form an integral part of these consolidated financial statements.

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	Organization and business overview

Cuprina Holdings (Cayman) Limited is an exempted company incorporated on September 22, 2023 under the laws of the Cayman Islands. The Company, through its subsidiaries, manufactures, supplies and sells medical devices (i.e. primarily Maggot Debridement Therapy (“MDT”)), to manage and accelerate healing and closure of chronic wounds. The products are composed of nature-based bioactive, in the form of advanced wound dressings, derived from sustainable sources. These products have applications in the medical, cosmeceutical and nutraceutical industries and currently sold directly in Singapore and Hong Kong. The Company and its subsidiaries are collectively referred to as the “Company”. The Company is headquartered in Singapore.

Reorganization of the Company’s legal structure (the “Reorganization”)

The Company began business operations on August 28, 2019 when Cuprina Pte. Ltd. was incorporated in Singapore. As part of the Reorganization for the purpose of the listing, Cuprina Holdings (BVI) Limited was incorporated in the British Virgin Islands on October 3, 2023.

The Reorganization was completed in January 2024. The Reorganization involved the transfer of 100% of the equity interests in Cuprina Pte. Ltd. from its original shareholder, Cuprina Holding Pte. Ltd. to Cuprina Holdings (BVI) Limited. Subsequently, 100% of the equity interests in Cuprina Holdings (BVI) Limited were transferred to the Company, Cuprina Holdings (Cayman) Limited. Consequently, Cuprina Holdings (Cayman) Limited became the holding company of all the entities mentioned above and resulted in a change in the reporting entity from Cuprina Pte. Ltd. to Cuprina Holdings (Cayman) Limited.

The Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholder of Cuprina Holding Pte. Ltd. controlled all these entities before and after the Reorganization. Cuprina Holding Pte. Ltd. owned 100.00% equity interest in all these entities before the Reorganization and 78.25% equity interest in all these entities through Cuprina Holdings (Cayman) Limited after the Reorganization.

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

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of the Company include the following entities:

Name	Date of incorporation	Percentage of direct or indirect interests	Place of incorporation	Principal activities
Cuprina Holdings (Cayman) Limited	September 22, 2023	100%	Cayman Islands	Holding business

Cuprina Holdings (BVI) Limited	October 3, 2023	100%	British Virgin Islands	Holding business

Cuprina Pte. Ltd.	August 28, 2019	100%	Singapore	Manufacture, distribution, and supply of medical devices

Cuprina United States Inc.	April 6, 2022	100%	United States	Holding business

Cuprina Malaysia Sdn. Bhd.	March 29, 2022	100%	Malaysia	Manufacture, distribution, and supply of medical devices

Cuprina (Beijing) Biotechnology Co., Ltd.	July 26, 2022	100%	China	Manufacture, distribution, and supply of medical devices

Cuprina Hong Kong Limited	May 17, 2022	100%	Hong Kong	Manufacture, distribution, and supply of medical devices

On April 11, 2025, the Company has completed the Initial Public Offering (“IPO”) of 3,000,000 Class A Ordinary Shares on Nasdaq Capital Market, at a public offering price of US$4.00 per share, and give rise to total gross proceeds of US$12.0 million. The Ordinary Shares were previously approved for listing on Nasdaq Capital Market on April 9, 2025 and commenced trading under the ticker symbol “CUPR” on April 10, 2025.

On May 8, 2025, the Company has closed the sale of an additional 450,000 Class A Ordinary Shares of the Company, pursuant to the full exercise of the underwriter’s over-allotment option granted in connection with the Company’s IPO, at the IPO price of US$4.00 per share.

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of significant accounting policies

Basis of presentation

This summary of significant accounting policies is presented to assist in understanding the Company’s consolidated financial statements and have been consistently applied in the preparation of the financial statements. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Consolidation

The accompanying consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries. All inter-company balances, investment and capital, if any, have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, useful lives and impairment of long-lived assets, allowance for expected credit losses against financial assets, write-down of inventories, allowance for deferred tax assets, and accounting of operating lease right-of-use assets. Actual results may differ from these estimates.

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

Other assets

Other assets, net, primarily consists of deposits, prepayments made to vendors or services providers for future services that have not been provided, and other receivables from third parties. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2024 and 2025, management believes that the Company’s other current assets are not impaired.

Inventory

Inventories are measured at the lower of cost or net realizable value. The cost of inventories is based on the first-in, first-out principle, and includes expenditure incurred in acquiring the inventories and other costs incurred in bringing them to their existing location and condition. If inventories are damaged or obsolete, its cost are written down to net realizable value.

Deferred costs

Pursuant to ASC 340-10-25-2, deferred costs attributable to preproduction costs related to long-term supply arrangements shall be capitalized.

Deferred offering cost

In addition, pursuant to ASC 340-10-S99-1, offering costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal and consulting fees related to the registration statement, and the expenses related to the SEC filing and printing.

As of December 31, 2025, the Company has completed its IPO, and the related deferred stock issuance cost have been charged against the gross proceeds of the offering as a reduction of additional paid-in capital.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if applicable. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Property and equipment	Capitalize of lease term or expected useful life
Computers	3 years
Furniture and fittings	3 years
Renovation	3 - 5 years
Office equipment	3 years

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

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets (asset groups), including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Company recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended December 31, 2024 and 2025, no impairment of long-lived assets was observed and recognized.

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

As of December 31, 2024 and 2025, the investments at equity of the Company were S$nil and S$nil (US$nil), respectively. There is a general presumption that equity method should be suspended and losses should not be recognized in excess of the total investment (including any additional advances). It is important that investors continue to track unrecognized equity method losses to determine when to record subsequent period equity method earnings. However, an investor may record losses in excess of the carrying amount of the investment if the investor has guaranteed the investee’s obligations or has committed to provide further financial support to the investee, as described in ASC 323-10-35-20. The excess of loss over equity are recorded as current liability in the balance sheet.

The Company presents the net amount in the consolidated statement of financial position when, and only when, the Company currently has an enforceable right to set off the recognized amounts and it intends either to settle them on a net basis, or to realize the asset and settle the liability simultaneously.

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

Payment terms are generally 30 days from the date of invoice. The point of invoice is typically upon completion of the overall service and treatment, as at this point the Company is able to conclude whether the patient will be receiving (i) ala carte orders, (ii) one (1) week packages, or (iii) one (1) month packages, and invoice accordingly. The Company’s product sales contracts are primarily with customers, which is the hospital. The revenue occurs at a point in time, when the customer received the vials or maggots for their treatment to the respective patients. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account for revenue recognition. A contract’s transaction price is allocated to each distinct performance obligation (if any) and recognized as revenue when, or as, the performance obligation is satisfied. The Company’s performance obligations are satisfied after 36 hours from the delivery of maggots for the treatment of respective patients from the doctor.

Sales of Cosmeceutical Product

The Company provides sale of cosmeceutical product to its customers. Revenue from sale of cosmeceutical product is recognized when the Company satisfies a performance obligation at a point in time which generally coincides with delivery and acceptance of the goods sold. The customer would indicate the acceptance of the goods sold to them through acknowledgment on the delivery order. Cosmeceutical product is typically sold with a right of return and without discount for early payment and rebates. Accumulated experience is used to estimate and provide for such returns at the time of sale. There has been no event for return of goods since the launching of the product.

Principal versus agent considerations

The Company evaluates whether it is the principal or agent in revenue arrangements. The Company is considered the principal when it controls the specified goods or services before they are transferred to the customer.  The Company recognize the revenue from the delivery of goods on the gross basis as the Company responsible for the fulfilment of the delivery, has full discretion in establishing prices and as well as inventory risks and therefore, the principal in the arrangement.

Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole, the Company has only two reportable segments, being the Maggot Debridement Therapy Product and Cosmeceutical Product.

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentrations and credit risk

The Company maintains cash with banks in Singapore (“SGN”) and United States of America (“USA”). Should any bank holding cash become insolvent, or if the Company is otherwise unable to withdraw funds, the Company would lose the cash with that bank; however, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. In Singapore, a depositor has up to S$100,000 insured by Singapore Deposit Insurance Corporation (“SDIC”). In USA, a depositor has up to US$250,000 insured by Federal Deposit Insurance Corporation (“FDIC”).

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

As of December 31, 2024 and 2025, the Company’s assets were located in Singapore, Malaysia and United States of America, and the Company’s revenue was principally derived from the operation in Singapore.

For the year ended December 31, 2023, customer A, customer B, customer C, customer D, and customer E accounted for 22.0%, 18.1%, 17.0%, 13.4% and 10.7% of the Company’s total revenue and 25.1%, 22.8%, 7.9%, 6.5%, and 26.0% of the Company’s total accounts receivable as of December 31, 2023, respectively.

For the year ended December 31, 2024, customer A, customer B, customer C, customer E, and customer F accounted for 8.3%, 13.4%, 23.8%, 20.9% and 4.8% of the Company’s total revenue and 39.0%, 32.5%, 0.0%, 3.0% and 3.2% of the Company’s total accounts receivable as of December 31, 2024, respectively.

For the year ended December 31, 2025, customer D, customer E, customer F, customer G, and customer H accounted for 8.3%, 28.3%, 9.7%, 9.9% and 9.5% of the Company’s total revenue and 4.5%, 0.8%, 0.1%, 5.1% and 0.0% of the Company’s total accounts receivable as of December 31, 2025, respectively.

For the year ended December 31, 2023, vendor A, vendor B, vendor C, and vendor D accounted for 34.6%, 19.4%, 18.3%, and 9.9% of the Company’s total purchases, respectively. None of the vendors consisted more than 10% of accounts payable as of December 31, 2023.

For the year ended December 31, 2024, vendor A and vendor C accounted for 67.4% and 18.0% of the Company’s total purchases, respectively. None of the vendors consisted more than 10% of accounts payable as of December 31, 2024.

For the year ended December 31, 2025, vendor A, vendor C, vendor D and vendor E accounted for 22.3%, 22.6%, 7.8% and 22.1% of the Company’s total purchases and 0.0%, 0.0%, 0.0% and 100.0% of the Company’s total accounts payables as of December 31, 2025, respectively.

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

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Research and development

In connection with the design and development of products, the Company expenses all research costs as incurred, which primarily comprise internal and external costs related to execution of studies. For the year ended December 31, 2023, 2024 and 2025, research and development expenses were S$167,734, S$241,362 and S$226,884 (US$176,385), respectively.

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

Foreign currency

The accompanying consolidated financial statements are presented in Singapore Dollars (“S$”), which is the functional and reporting currency of the Company. The functional currencies of the subsidiaries for the Company are United State Dollar, Malaysia Ringgit, Chinese Renminbi and Hong Kong Dollar.

Translations of the consolidated balance sheet, consolidated statement of operations and comprehensive loss, consolidated statement of changes in shareholders’ deficit and consolidated statement of cash flows from S$ into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the rate of US$0.7774 = S$1, as set forth in the statistical release of the Monetary Authority Singapore on December 31, 2025. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

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

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes for the years ended December 31, 2023, 2024 and 2025. The Company does not expect that its assessment regarding uncertain tax positions will materially change over the next 12 months.

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Government grants

The Company accounts for government grants in accordance with ASC 832, Government Assistance. Government grants are recognized when it is probable that the Company will comply with the conditions attached to the grant and that the grant will be received. The Company’s grant is contingent upon the satisfaction of specified performance conditions and is received in stages upon approval by the granting authority; accordingly, no receivable or deferred income is recognized prior to meeting such conditions. The Company recognizes the grant as other income upon receipt, which coincides with the point at which all substantive conditions for the respective tranche have been satisfied. The Company evaluates the terms and conditions of the grant arrangement, including any repayment provisions, at each reporting date and presents grant income within other income in the consolidated statements of operations.

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

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2023, 2024 and 2025, the Company did not have any impairment loss against its operating lease right-of-use assets.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if outstanding stock options, warrants and convertible debt were exercised or converted into ordinary shares. When the Company incurs a loss, diluted shares are not included, as their inclusion would have an anti-dilutive effect. The Company did not have any dilutive securities or debt for each of the years ended December 31, 2023, 2024 and 2025.

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The standard will be effective for public companies for fiscal years beginning after December 15, 2024. The Company adopted the ASU on January 1, 2025. The additional required disclosures did not have a material impact on our consolidated financial statements.

In March 2024, the FASB issued ASU 2024-02 Codification Improvements – Amendments to Remove References to the Concepts Statements. This ASU amends the ASC by removing references to various FASB Concepts Statements to simplify the ASC and draw a distinction between authoritative and non-authoritative literature. The amendments in this update apply to all reporting entities within the scope of the affected accounting guidance and are effective for public entities for fiscal years beginning after December 15, 2024. The Company adopted the ASU on January 1, 2025. The amendments did not have a material impact on our consolidated financial statements.

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

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This ASU provides a practical expedient that allows entities to measure expected credit losses on current accounts receivable and contract assets by assuming that current economic conditions will remain unchanged over the asset’s life. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and for interim periods within those fiscal years. ASU 2025-05 should be applied on a prospective basis. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This ASU applies to monetary and tangible nonmonetary government grants but explicitly excludes from its scope intangible asset grants, exchange transactions, and other arrangements. Under the ASU, an entity recognizes the impact of a government grant when it is probable that both (i) the entity will comply with the conditions attached to the grant, and (ii) the grant will be received. Asset-related grants may be accounted for using either a cost accumulation approach or a deferred income approach. Income grants must be systematically recognized over the related expense periods. ASU 2025-10 is effective for public business entities for annual reporting periods beginning after Dec. 15, 2028, and interim reporting periods within those annual reporting periods. For all other entities, the amendments are effective for annual reporting periods beginning after Dec. 15, 2029, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, to enhance the clarity and usability of interim reporting guidance. The amendments do not change the underlying objective or expand existing interim disclosure requirements; instead, they reorganize and clarify Topic 270 to improve consistency and navigability. The ASU confirms that Topic 270 applies to all entities that issue interim financial statements and notes in accordance with GAAP and introduces a more structured framework for determining which interim disclosures are required. Significantly, the standard creates a comprehensive list of GAAP-required interim disclosures within Topic 270 and incorporates a disclosure principle requiring entities to disclose events occurring after the latest fiscal year-end that have a material impact, aligning GAAP with prior SEC guidance. The amendments also clarify types of interim reporting, provide improved guidance on the form and content of interim financial statements (including when condensed statements may be used), and make extensive conforming edits throughout the codification to indicate when a disclosure is explicitly required in interim periods. The guidance is intended to reduce confusion, promote consistent application, and support more efficient navigation of interim requirements across topics. The amendments apply to public business entities for interim periods within fiscal years beginning after December 15, 2027. For all other entities, they are effective for interim periods within fiscal years beginning after December 15, 2028. Early adoption is permitted. Transition may be applied prospectively or retrospectively to any or all prior periods presented. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements, as part of its ongoing effort to make targeted technical corrections and clarifications to the Accounting Standards Codification (ASC). The update addresses 33 issues across a broad range of topics and is intended to clarify guidance, correct errors, and reduce unintended diversity in application without significantly changing current accounting practice. Notable amendments include:

●	Removal of the unused Master Glossary term “amortized cost”
●	Clarification of diluted earnings per share calculations when a loss from continuing operations exists
●	Refinement of guidance for calculating reference amounts for beneficial interests
●	Clarification that certain transfers of receivables from contracts with customers are subject to Topic 860
●	Updates to not-for-profit guidance related to receivables The amendments apply to all entities within the scope of the affected guidance and generally are expected to have a limited operational impact.

The amendments are effective for all entities for annual reporting periods beginning after Dec. 15, 2026, and interim periods within those annual periods. Early adoption is permitted, and entities may elect transition and early adoption on an issue-by-issue basis. The Company is in the process of assessing the impact of this ASU on its consolidated financial statements.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and cash flows.

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	Account receivable, net

	As of December 31,
	2024	2025	2025
	S$	S$	US$

Accounts receivable	75,536	67,365	52,371
Less: allowance for current expected credit loss	(49,147)	(49,147)	(38,208)
Total accounts receivable	26,389	18,218	14,163

Movement of allowance for current expected credit loss are as follows:

	As of December 31,
	2024	2025	2025
	S$	S$	US$

Allowance for current expected credit loss, beginning balance	49,147	49,147	38,208
Addition	-	-	-
Allowance for current expected credit loss, ending balance	49,147	49,147	38,208

4	Other assets

	As of December 31,
	2024	2025	2025
	S$	S$	US$

Current
Prepayment	79,727	3,867,250	3,006,492
Deposit	66,425	86,626	67,345
Other assets	-	3,666	2,850
	146,152	3,957,542	3,076,687

Non-current
Prepayment	-	779,173	605,748
Total	146,152	4,736,715	3,682,435

Other assets primarily consist of prepayments, deposits and other current assets. Prepayments primarily derived from professional services engaged for the (i) businesses, assets, and, operation acquisition matters, and (ii) corporate development and business consultancy, as well as the Directors & Officers’ Liability Insurance following the completion of IPO on April 11, 2025.

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5	Property and equipment, net

	As of December 31,
	2024	2025	2025
	S$	S$	US$

Computers	17,793	18,013	14,004
Furniture and Fittings	57,272	67,969	52,841
Renovation	96,098	141,098	109,693
Office Equipment	36,097	36,163	28,114
Total	207,260	263,243	204,652
Less: accumulated depreciation	(149,195)	(185,718)	(144,382)
Net book value	58,065	77,525	60,270

Depreciation expense for the years ended December 31, 2023, 2024 and 2025 was S$35,059, S$42,185 and S$36,523 (US$28,394) respectively, out of which S$8,064, S$10,499 and S$10,038 (US$7,804) of the depreciation expense was recognized in the cost of revenue.

6	Investments at equity

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

Cuprina MENA Co., Ltd. (“Cuprina MENA”)– Saudi Arabia

As of December 31, 2025, the Company owned a 49% equity interest in Cuprina MENA Co., Ltd., an affiliate which was incorporated on May 21, 2023 with New Future Medical Services Company. This affiliate is principally engaged in the supply of medical devices and the operation of medical laboratories and supporting medical services.

Summarized financial information of the affiliate are set out below:

	BSSB	Cuprina MENA	Total
	S$	S$	S$

As of December 31, 2023
Current assets	-	17,580	17,580
Current liabilities	-	35,274	35,274

For the year ended December 31, 2023
Net loss	(15,780)	(52,854)	(68,364)
Net loss attributable to the Company	(7,890)	(25,898)	(33,788)

	As of December 31,
	Cuprina MENA
	2024	2025	2025
	S$	S$	US$

As of
Current assets	9,447	4,759	3,700
Current liabilities	164,840	278,129	216,224

For the year ended
Net loss	(105,981)	(129,283)	(100,508)
Net loss attributable to the Company	(51,931)	(63,349)	(49,249)

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7	Leases

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

As of December 31, 2025, the Company had the following non-cancellable operating lease contracts:

Description of lease	Lease term
Office premise – Block 1090, #06-08	3 years
Office premise – Block 1090, #06-10, 11, 12 & 13	3 years

(a) Amount recognized in the consolidated balance sheets:

	As of December 31,
	2024	2025	2025
	S$	S$	US$

Right-of-use assets	30,940	316,725	246,229

Operating lease liabilities
Current	35,812	110,233	85,698
Non-current	-	207,557	161,359
	35,812	317,790	247,057

(b) A summary of lease cost recognized in the Group’s consolidated statements of operations is as follows:

	Years Ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$

Operating lease cost
Operating lease expense	46,402	44,185	63,352	49,251

(c) Supplemental cash flow information related to leases is as follows:

	Years Ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$

Cash paid for amounts included in the measurement of lease liabilities:
Cash flows from operating leases	46,402	44,185	63,352	49,251

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Lease Commitment

Future minimum lease payments under non-cancellable operating lease agreements as of December 31, 2025 were as follows:

	Minimum lease payment
	2025	2025
Twelve months ending December 31,	S$	US$
2026	123,749	96,205
2027	123,749	96,205
2028	93,010	72,309
Total future minimum lease payments	340,508	264,719
Less: imputed interest	(22,718)	(17,662)
Present value of operating lease liabilities	317,790	247,057
Less: current portion	(110,233)	(85,698)
Long-term portion	207,557	161,359

The following summarizes other supplemental information about the Company’s lease as of December 31, 2025:

	As of December 31,
	2024	2025
Weighted average discount rate
Operating leases	5.25%	5.25%

Weighted average remaining lease term
Operating leases	9 months	2 years 10 months

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8	Accruals and other current liabilities

	As of December 31,
	2024	2025	2025
	S$	S$	US$

Accruals	82	22,582	17,555
Other payables	323,889	8,044	6,254
Total	323,971	30,626	23,809

9	Equity

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

The Company issued 3,915,000 Class A Ordinary Shares and 14,085,000 Class B Ordinary Shares, which were outstanding as of December 31, 2024.

Upon completion of the IPO and the full exercise of the underwriter’s over-allotment option on April 11, 2025 and May 8, 2025, respectively, the Company had 7,365,000 Class A Ordinary Shares and 14,085,000 Class B Ordinary Shares, which were issued and outstanding as of December 31, 2025.

10	Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2024 and 2025:

Name of related parties	Relationship with the Company
Cuprina Farm Sdn. Bhd. (1)	Related Party
Cuprina Pollination Pte. Ltd. (1)	Related Party
Pestoniks Innovations Pte. Ltd. (1)	Related Party
Cuprina MENA Co., Ltd.	Affiliate
Cuprina Holding Pte. Ltd.	Shareholder
Jimmy Lee Peng Siew	Shareholder
Baptista Carl Marc (2)	Shareholder
David Quek Yong Qi	Shareholder
Bryan Teo Yingjie	Shareholder and immediate family member of a shareholder, Teo Peng Kwang
Rachel Lee Lin	Shareholder and immediate family member of a shareholder, Jimmy Lee Peng Siew
Dorea Quek En Qi	Shareholder and immediate family member of a shareholder, David Quek Yong Qi
De Guzman Caroline Francesca Lee Ling (2)	Shareholder and immediate family member of a shareholder, Baptista Carl Marc
Teo Peng Kwang	Shareholder
iCapital Holdings (SG) Pte. Ltd. (2)	Shareholder
Ng Bee Poh	Immediate family member of a shareholder, David Quek Yong Qi

(1)	Principal shareholders of these entities are also the principal shareholders of the Company
(2)	Ceased to be the related parties as of December 31, 2025 following the disposal of their shareholding (direct and indirect) in the Company during the year

Amount due from related parties

The Company gave advances to Cuprina Pollination Pte. Ltd. for working capital purposes. The receivable balance due from Cuprina Pollination Pte. Ltd. were S$14,521 and S$115,237 (US$89,588) as of December 31, 2024 and 2025, respectively. Such balance is interest free, unsecured, and due on demand.

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company gave advances to Pestroniks Innovations Pte. Ltd. for working capital purposes. The receivable balance due from Pestoniks Innovations Pte. Ltd. were S$61,170 and S$61,170 (US$47,555) as of December 31, 2024 and 2025, respectively. Such balance is interest free, unsecured, and due on demand.

Amount due from an affiliate

The Company gave advances to Cuprina MENA Co., Ltd. for working capital purposes. The receivable balance due from Cuprina MENA Co., Ltd. were S$14,469 and S$58,925 (US$45,810) as of December 31, 2024 and 2025, respectively. Such balance is interest free, unsecured, and due on demand.

Amount due from shareholders

The receivable balances due from Bryan Teo Yingjie was S$605 as of December 31, 2024, and related to the outstanding share subscription with regards to the 450 ordinary shares issued with no par value in Cuprina Holdings (BVI) Limited prior to the Reorganization. Such balance is interest free, unsecured, and due on demand without agreement. The balance has been fully settled as of December 31, 2025.

The receivable balances due from Rachel Lee Lin was S$605 as of December 31, 2024, and related to the outstanding share subscription with regards to the 450 ordinary shares issued with no par value in Cuprina Holdings (BVI) Limited prior to the Reorganization. Such balance is interest free, unsecured, and due on demand without agreement. The balance has been fully settled as of December 31, 2025.

The receivable balances due from Dorea Quek En Qi was S$605 as of December 31, 2024, and related to the outstanding share subscription with regards to the 450 ordinary shares issued with no par value in Cuprina Holdings (BVI) Limited prior to the Reorganization. Such balance is interest free, unsecured, and due on demand without agreement. The balance has been fully settled as of December 31, 2025.

The receivable balances due from De Guzman Caroline Francesca Lee Ling was S$605 as of December 31, 2024, and related to the outstanding share subscription with regards to the 450 ordinary shares issued with no par value in Cuprina Holdings (BVI) Limited prior to the Reorganization. Such balance is interest free, unsecured, and due on demand without agreement. The balance has been fully settled as of December 31, 2025.

The receivable balances due from iCapital Holdings (SG) Pte. Ltd. was S$505 as of December 31, 2024, and related to the outstanding share subscription with regards to the 375 ordinary shares issued with no par value in Cuprina Holdings (BVI) Limited prior to the Reorganization. Such balance is interest free, unsecured, and due on demand without agreement. The balance has been fully settled as of December 31, 2025.

The receivable balances due from Jimmy Lee Peng Siew was S$2,400 (US$1,866) as of December 31, 2025, and related to the payment made on behalf for the corporate secretarial services received. Such balance is interest free, unsecured, and due on demand without agreement.

Amount due to a related party

The payable balance due to Cuprina Farm Sdn. Bhd, were S$4,134 and S$4,134 (US$3,214) as of December 31, 2024 and 2025, respectively, and related to the over-settlement for the receivable balance due from Cuprina Farm Sdn. Bhd. previously. This was due to the strengthening of the Malaysian Ringgit (“MYR”) relative to the Singapore Dollar (“SGD”) during the settlement, as the balances was denominated in MYR. Such balance is interest free, unsecured, and due on demand without an agreement.

Amount due to shareholders

Our shareholder, Cuprina Holding Pte. Ltd. gave advances to the Company for working capital purposes. The payable balance due to Cuprina Holding Pte. Ltd. were S$2,931,765 and S$2,930,516 (US$2,278,252) as of December 31, 2024 and 2025, respectively. Such balance is interest free, unsecured, and due on demand.

One of the ultimate individual shareholders, Jimmy Lee Peng Siew gave advances to the Company for working capital purposes. The payable balances due to Jimmy Lee Peng Siew was S$1,451,629 as of December 31, 2024. Out of the total payable balances, S$986,860 is unsecured, due by June 30, 2025 or upon completion of IPO, whichever is earlier, and carries an interest of 6.0%. The remaining balance is interest free, unsecured, and due on demand without an agreement. The balance has been fully settled as of December 31, 2025.

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

David Quek Yong Qi gave an advance to the Company for working capital purposes. The payable balance due to David Quek Yong Qi was S$237,618 as of December 31, 2024. Such balance is interest free, unsecured, and due on demand without an agreement. The balance has been fully settled as of December 31, 2025.

Bryan Teo Yingjie gave an advance to the Company for working capital purposes. The payable balance due to Bryan Teo Yingjie was S$105,979 as of December 31, 2024. Such balance is interest free, unsecured, and due on demand without an agreement. The balance has been fully settled as of December 31, 2025.

Rachel Lee Lin gave an advance to the Company for working capital purposes. The payable balance due to Rachel Lee Lin was S$67,654 as of December 31, 2024. Such balance is interest free, unsecured, and due on demand without an agreement. The balance has been fully settled as of December 31, 2025.

Dorea Quek En Qi gave an advance to the Company for working capital purposes. The payable balance due to Dorea Quek En Qi was S$6,395 as of December 31, 2024. Such balance is interest free, unsecured, and due on demand without an agreement. The balance has been fully settled as of December 31, 2025.

Teo Peng Kwang gave an advance to the Company for working capital purposes. The payable balance due to Teo Peng Kwang was S$620,822 as of December 31, 2024. Such balance is interest free, unsecured, and due on demand without an agreement. The balance has been fully settled as of December 31, 2025.

Ng Bee Poh, an immediate family member for one of the shareholders, David Quek Yong Qi gave an advance to the Company for working capital purposes. The payable balance due to Ng Bee Poh was S$200,000 as of December 31, 2024. Such balance is interest free, unsecured, and due on demand without an agreement. The balance has been fully settled as of December 31, 2025.

11	Bank loans

The Company has a five-year S$100,000 unsecured fixed rate bank loan which expires in January 2026. The bank loan carries an interest rate of 2.5% per annum. The bank loan has been fully repaid in January 2026.

In November 2024, the Company has secured another five-year S$200,000 unsecured fixed rate bank loan which expires in November 2029. The bank loan carries an interest rate of 8.0% per annum.

At December 31, 2024 and 2025, the carrying amount of the bank loans were S$218,978 and S$164,929 (US$128,220), respectively. Interest expenses for the years ended December 31, 2023, 2024 and 2025 are S$727, S$1,783 and S$14,724 (US$11,447), respectively.

The maturities schedule is as follows:

	Maturities schedule
	2025	2025
Year ending December 31,	S$	US$
2026	38,728	30,108
2027	40,022	31,114
2028	43,344	33,697
2029	42,835	33,301

Total	164,929	128,220
Less: current portion	(38,728)	(30,108)
Long-term portion	126,201	98,112

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12	Income taxes

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

Malaysia

Cuprina Malaysia Sdn. Bhd., the subsidiary, is subject to Malaysian corporate income tax on its taxable income as reported in its statutory financial statements, in accordance with applicable Malaysian tax laws. The standard corporate income tax rate in Malaysia is 24%. However, as Cuprina Malaysia Sdn. Bhd. is directly owned by a foreign company incorporated outside Malaysia, and such foreign ownership exceeds 20% of its paid-up ordinary share capital, the subsidiary does not qualify for the SME preferential tax rates and remains subject to the 24% corporate income tax rate. The subsidiary had no operating profit or tax liabilities for the years ended December 31, 2023, 2024 and 2025.

Hong Kong

The Company’s subsidiary, Cuprina Hong Kong Limited, is considered a Hong Kong tax resident enterprise under Hong Kong tax laws; accordingly, it is subject to enterprise income tax on its taxable income as determined under Hong Kong tax laws and accounting standards at a statutory tax rate of 16.5%.

China, PRC

The Company’s subsidiary, Cuprina (Beijing) Biotechnology Co., Ltd., is considered a China tax resident enterprise under China tax laws; accordingly, it is subject to enterprise income tax on its taxable income as determined under China tax laws and accounting standards at a statutory tax rate of 25%. The subsidiary has no operating profit or tax liabilities for the years ended December 31, 2023, 2024 and 2025.

United States

The Company’s subsidiary, Cuprina United States Inc., is domiciled in the United States; accordingly, it is subject to corporate income tax on its taxable income as determined under United States tax laws at a federal tax rate of 21% and state tax rate range from 1% to 12%. The subsidiary has no operating profit or tax liabilities for the years ended December 31, 2023, 2024 and 2025.

Significant components of the provision for income taxes are as follows:

Years Ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$
Income tax expense is comprised of the following:
Current	-	-	-	-
Deferred	-	-	-	-
Total income tax expenses	-	-	-	-

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation between of the statutory tax rate to the effective tax rate are as follows:

	Years Ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$
Loss before tax	(1,085,767)	(1,508,604)	(4,610,098)	(3,583,999)

Statutory tax rate	(16.7)%	(16.7)%	(17.0)%	(17.0)%
Reconciling items:
Non-deductible expenses	0.7%	0.5%	0.4%	0.4%
Income not subject to tax	(0.8)%	(1.9)%	(2.7)%	(2.7)%
Deferred tax assets on temporary differences not recognized	16.8%	18.1%	19.3%	19.3%
Effective tax rate	-	-	-	-

Deferred tax

Significant components of deferred tax were as follows:

	As of December 31,
	2024	2025	2025
	S$	S$	US$

Net operating loss carried forward	4,561,053	9,234,500	7,179,118
Deferred tax assets, gross	753,680	1,018,217	791,586
Valuation allowance	(753,680)	(1,018,217)	(791,586)
Deferred tax assets, net of valuation allowance	-	-	-

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

The deferred tax assets not recognized as of December 31, 2024 and 2025 were S$753,680 and S$1,018,217 (US$791,586) respectively. The deferred tax assets not recognized were primarily related to the Company’s net loss (tax losses) carryforwards, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13	Other income

	Years Ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$
Government grants	36,086	163,846	138,073	107,341
Cash /fund transfer rebates	3,063	19	2,206	1,715
Interest income	-	-	26,562	20,650
Usage of ISO13485 certified facilities	-	10,000	67,614	52,565
	39,149	173,865	234,455	182,271

14	Loss per share

Basic loss per share is the amount of losses available to each share of common stock outstanding during the reporting period. Diluted loss per share is the amount of losses available to each share of common stock outstanding during the reporting period adjusted to include the effect of potentially dilutive common shares.

	Years Ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$
Numerator:
Net loss available to common stockholders	(1,119,555)	(1,560,535)	(4,673,447)	(3,633,248)
Denominator:
Weighted average common shares outstanding – basic and diluted	18,000,000	18,000,000	20,471,507	20,471,507
Loss per common share:
Basic and diluted (cents)	(6.22)	(8.68)	(22.83)	(17.75)

CUPRINA HOLDINGS (CAYMAN) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15	Segment information

Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker, or decision-making group in deciding how to allocate resources based on their potentials and opportunities and in assessing their performance. The Company evaluates operating results based on measures of performance, including revenue and gross profit (primary). The Company currently operates in the following two reporting segments: Maggot Debridement Therapy Product and Cosmeceutical Product.

Our reportable segments consist of Maggot Debridement Therapy Product and Cosmeceutical Product. We determine our operating segments based on how the Chief Operating Decision Maker (“CODM”) manage the business, allocate resources, make operating decisions and evaluate operating performance. The Company’s CODM is the Chief Executive Officer. Our CODM reviews financial information presented on a consolidated basis accompanied by information about revenue by products type along with gross profit for purposes of allocating resources and evaluating financial performance, as such we have disclosed segment information up to gross profit for each reporting segment.

As discussed in Note 2, the Company operates in two business segments – Maggot Debridement Therapy Product, which consists of operations related to the Company’s selling of maggot vials to the hospital for their treatment of respective patients; and Cosmeceutical Product, which consists of operations related to the Company’s selling of cosmeceutical product to its customer.

	Years Ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$
Revenue
Maggot Debridement Therapy Product	78,957	34,417	44,204	34,365
Cosmeceutical Product	21,816	13,904	5,690	4,424
	100,773	48,321	49,894	38,789

Cost of revenues
Maggot Debridement Therapy Product	(46,684)	(45,592)	(48,843)	(37,972)
Cosmeceutical Product	(17,484)	(5,753)	(1,696)	(1,318)
	(64,168)	(51,345)	(50,539)	(39,290)

Gross profit/(loss)
Maggot Debridement Therapy Product	32,273	(11,175)	(4,639)	(3,607)
Cosmeceutical Product	4,332	8,151	3,994	3,106
	36,605	(3,024)	(645)	(501)

There were no material transactions between reportable segments during the years ended December 31, 2023, 2024 and 2025.

Assets by reportable segment and operating costs by reportable segment are not presented as the Company does not allocate assets to its reportable segments, nor is such information used by management for purposes of assessing performance or allocating resources.

As of December 31, 2023, 2024 and 2025, substantially all of the Company’s assets were located in Singapore, and substantially all of the Company’s revenue was generated from customers based in Singapore.

16	Commitment and Contingencies

For the details on future minimum lease payment under the non-cancelable operating leases as of December 31, 2025, please refer to Note 7 set forth in the Notes to the Consolidated Financial Statements.

As of December 31, 2024 and 2025, the Company did not have any capital commitments and contingencies, except for the S$125,250 (US$97,372) capital commitment in relation to the joint venture agreement entered on November 18, 2025. For the details of this capital commitment, please refer to Note 17(a) set forth in the Notes to the Consolidated Financial Statements.

17	Subsequent events

The Company has assessed all subsequent events through the date that the consolidated financial statements were issued, there are no further material subsequent events that require disclosure in these consolidated financial statements other than as follows:

(a)	On November 18, 2025, Cuprina Pte. Ltd., a wholly-owned subsidiary of the Company has signed a joint venture company agreement with Singapore-based Aiodine Laboratory Pte Ltd. (“Aiodine”) to develop, test and market that company’s novel iodine-based disinfectant solution as a treatment for chronic and acute wounds, and in other common antiseptic applications.

Subsequently on January 29, 2026, the joint venture entity, namely Cuprina & Aiodine Pte. Ltd. has been incorporated with an issued and paid-up capital of S$250,000, of which Cuprina Pte. Ltd. owns 50.1% of the proportionate ownership interest.

This event represents a non-recognized subsequent event as it occurred after the balance sheet date. The Company is currently evaluating the appropriate accounting treatment for its interest in the joint venture, including whether the entity will be consolidated or accounted for under the equity method. The financial impact, if any, are not yet finalized as of the date of issuance of these consolidated financial statements.

(b)	On March 11, 2026, Cuprina MENA Co. Ltd, an 49%-owned affiliate of the Company, has received official product classification from the Saudi Food and Drug Authority (“SFDA”) for MEDIFLY, the medical-grade maggot debridement therapy of the entity. The SFDA has classified MEDIFLY as a Medical Device–Drug combination product, with the primary mode of action regulated under the medical device framework. This classification, which allows the entity to finalize the scientific and technical requirements necessary for the commercial distribution of MEDIFLY across Saudi Arabia’s healthcare network, is a critical milestone in Company’s expansion strategy for the Middle East and North Africa (“MENA”) region.

(c)	On March 11, 2026, the Company announced the appointment of Enming Yong (“Dr. Yong”) to its Medical and Scientific Advisory Board. Dr. Yong is a highly respected Consultant in the Department of Endocrinology at Tan Tock Seng Hospital (“TTSH”) and serves as an Adjunct Senior Lecturer at the Lee Kong Chian School of Medicine, both located in Singapore. A graduate of the National University of Singapore (“NUS”) and a member of the Royal College of Physicians (UK), Dr. Yong brings deep clinical expertise in managing complex metabolic and endocrine conditions, particularly those intersecting with chronic wound care.

(d)	On April 21, 2026, the Company announced certain proposed corporate actions, all of which are subject to shareholders’ approval in the Annual General Meeting to be held on May 14, 2026, and therefore were not effective as of the balance sheet date.

The proposals include but not limited to:

(i)	a share consolidation of the Company’s issued and authorized Class A and Class B ordinary shares on 8-for-1 basis, with a corresponding increase in par value from US$0.001 to US$0.008 per share, and the rounding of fractional shares (the “Share Consolidation”);
(ii)	a subsequent increase in authorized share capital from US$50,000 to US$100,000 immediately after the Share Consolidation;
(iii)	adoption of the Cuprina 2026 Employee Incentive Plan; and
(iv)	authorization for potential future issuances of ordinary shares, in one or more public or non-public financing transactions, which may result in a change of control under Nasdaq Listing Rules or the issuance exceeds 20% or more of the Company’s outstanding Class A ordinary shares.

The Company evaluated these events in accordance with ASC 855-10-25 and determined that they represent non-recognized subsequent events under ASC 855. Accordingly, no adjustments have been made to the accompanying financial statements.

