Form 20-F/A
period 2025-12-31
Cuprina Holdings (Cayman) LTD
filed 2026-07-01
CIK 1995704

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

☐ Yes ☒ No

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the year ended December 31, 2025 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission on April 27, 2026. The purpose of this Form 20-F/A is to amend Item 5. Operating And Financial Review And Prospects, Item 15. Controls and Procedures, and Item 19. Exhibits. We amended the following items and/or pages: (1) pages 7, 11, 16 of Item 5. Operating And Financial Review And Prospects, (2) page 19 of Item 15. Controls And Procedures, (3) page 20 of Item 19. Exhibits; (4) the filing of Exhibits 4.12 and 4.13 to the Annual Report; (5) the text of the Section 302 certifications attached as Exhibits 12.1 and 12.2 to the Annual Report; and (6) the text of Section 906 certification attached as Exhibit 13.1 and 13.2 to the Annual Report.

Unless stated otherwise, this Form 20-F/A does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way except as described above. No other changes have been made to the Annual Report. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report, as amended by this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with the Annual Report.

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

(iv) Other operating expenses

Our other operating expenses primarily consist of professional fees, consultant fees, director fees, insurance expenses, operating lease expenses, travelling expenses, foreign exchange losses and utilities. For the years ended December 31, 2023, 2024 and 2025, our other operating expenses was S$237,662, S$533,679 and S$3,674,975 (US$2,857,012), respectively. Among these expenses, professional fees accounted for approximately 27.6%, 69.1% and 88.1% of our other operating expenses for the years ended December 31, 2023, 2024 and 2025, respectively. These professional fees were primarily incurred in connection with (i) advisory services relating to potential businesses, assets, and, operation acquisition matters; (ii) corporate development and business consultancy services; (iii) regulatory compliance and advisory services relating to SEC and FINRA matters; (iv) investor relation services; (v) regulatory, compliance and corporate secretarial services in the jurisdictions in which we are operate; and (vi) professional accounting and auditing services performed in accordance with the standards of the PCAOB. Such expenses were not directly attributable to the offering and not offset against the gross proceeds. The following table sets forth components of our other operating expenses for the periods indicated:

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

(iv) Our other operating expenses increased by 588.6% from S$533,679 for the year ended December 31, 2024 to S$3,674,975 (US$2,857,012) for the year ended December 31, 2025. The increase was primarily attributed to an increase in professional fees incurred by S$2,867,958 (US$2,229,619). The significant increase in professional fees for the year ended December 31, 2025 was primarily attributable to our transition from a private company in 2024 to our first year as a public company following the completion of our IPO on April 11, 2025. Accordingly, we incurred substantially higher professional fees in connection with ongoing SEC and FINRA compliance, public company reporting and governance requirements, accounting and auditing services, investor relations, and advisory services relating to potential business development and acquisition opportunities. In summary, our increase was particularly for (i) engagement of professional for advisory services on potential businesses, assets, and, operation acquisition matters of S$964,725 (US$750,000); (ii) engagement of professional for corporate development and business consultancy services of S$1,516,762 (US$1,179,167); (iii) engagement of professional for regulatory compliance and advisory services relating to SEC and FINRA matters of S$71,445 (US$55,543); and (iv) engagement of professional for investor relation services of S$151,667 (US$117,909).

In addition, the increase in consultant fees incurred of S$58,116 (US$45,181), primarily relating to the appointment of our Medical and Scientific Director, as well as the licensing fee incurred in respect of the FDA Clearance for Medical Maggots and associated dressings identified in 510(k) K033391 has also resulted in the increase. Furthermore, the increase also due to the director fees for those independent directors and non-executive directors of S$67,500 (US$52,476), as well as the related Director and Officer Liability Insurance acquired of S$39,959 (US$31,065), following the completion of IPO. Moreover, the increase also derived from the depreciated exchange rate of USD against SGD, of which resulted in our foreign exchange losses incurred of S$124,152 (US$96,519), particularly for our financial assets denominated in USD.

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

Other assets

Our other assets primarily consist of prepayments, deposits and other assets.

Our other assets increased from S$146,152 as of December 31, 2024 to S$4,736,715 (US$3,682,434) as of December 31, 2025. The increase was primarily attributable to the prepayments made in relation to the professional services engaged for the (i) businesses, assets, and, operation acquisition matters of S$1,607,875 (US$1,250,000), (ii) corporate development and business consultancy of S$2,342,138 (US$1,820,833), and (iii) investor relation of S$371,365 (US$288,708), particularly relating to upfront retainers for services to be delivered over future periods, ranging from a period of 20 – 24 months. These prepayments support our announced collaborations and joint ventures, as well as our ongoing evaluation and pursuit of potential business, asset, and operational acquisition opportunities. In addition, the increase in prepayment made for the contractual cost in relation to the industry research collaboration agreement with NTU of S$133,363 (US$103,680) has resulted in the increase as well.

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

ITEM 15. CONTROLS AND PROCEDURES

a. Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025. Based on that evaluation, our CEO and CFO concluded that, as of December 31, 2025, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements, we identified the following material weaknesses in our internal control over financial reporting as of and for the years ended December 31, 2025.

The material weakness identified related to: (1) documentation of contracts with customers: we do not have written sales agreements with our customers. Instead, the orders are discussed through messaging applications such as WhatsApp. Neither we nor our independent registered public accounting firm tested our internal control under the Sarbanes-Oxley Act.

To remediate our identified material weakness, we are in the process of developing an automated ordering process through the utilization of a third-party online collaborative software. The terms and conditions of each sales order will be clearly stated within the collaborative software, providing transparency and clarity for all parties involved. To enhance our order management, an order confirmation email capturing the relevant information will be generated for each sales order. We are currently in the trial run phase of this process. We anticipate that such process will be fully operational by second half of 2026. Once the new process becomes operational, we will use the WhatsApp Group only for information updates and reminders.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. KEY INFORMATION — D. Risk Factors — If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud and our business may be harmed and our stock price may be adversely impacted.”

As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

b. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15 (f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control— Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was ineffective as of December 31, 2025.

c. Attestation Report of the Independent Registered Public Accounting Firm

Because we are an emerging growth company, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

d. Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1*	Current Effective Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024)

2.1	Specimen Share Certificate or Class A Ordinary Shares (incorporated by reference to Exhibit 3.1 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024).

2.2	Description of Registrant’s Securities (incorporated herein by reference to the section titled “Description of Share Capital” in the Registrant’s registration statement on Form F-1 (File No. 333-283643)), originally filed with the Securities and Exchange Commission on December 6, 2024, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on April 9, 2025)

2.3	Form of the Representative’s Warrants (incorporated by reference to Exhibit 4.1 to Form F-6K filed with the SEC on April 11 2025).

4.1	Form of Indemnification Agreement with the Registrant’s directors (incorporated by reference to Exhibit 10.1 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024).

4.2	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated by reference to Exhibit 10.2 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024).

4.3	Joint Venture Cum Shareholders’ Agreement dated May 16, 2022 between New Future Medical Services Company and Cuprina Pte. Ltd. (incorporated by reference to Exhibit 10.3 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024).

4.4	Agreement to Collaborate and Protect Confidentiality between Cuprina Pte. Ltd. and Nan’ao (Beijing) Hospital Management Co., Ltd. (incorporated by reference to Exhibit 10.4 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024).

4.5	Exclusive Distribution and Cooperation and Profit-Sharing Agreement dated June 1, 2023 between Cuprina Pte. Ltd. and Advanced Biotech and Engineering Limited (incorporated by reference to Exhibit 10.5 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024).

4.6	Agreement dated January 26, 2023 between Cuprina Pte. Ltd. and Full Crimp Milk LLP (redacted) (incorporated by reference to Exhibit 10.6 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024).

4.7	License Agreement dated June 3, 2022 between Nanyang Technological University - NTUitive Pte. Ltd. and Cuprina Pte. Ltd. (incorporated by reference to Exhibit 10.7 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024).

4.8	Industry Research Collaboration Agreement dated August 22, 2022 between Nanyang Technological University and Cuprina Pte. Ltd. (incorporated by reference to Exhibit 10.8 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024).

4.9	Joint Venture Cum Shareholders’ Agreement dated November 18, 2025 between Aiodine Laboratory Pte. Ltd and Cuprina Pte. Ltd. (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed with the SEC on April 27, 2026).

4.10	Appointment Letter as Exclusive Licensee for Medical Waste Recycling Technology in Southeast Asia dated August 29, 2025 between Zhejiang Heliang Technology Co., Ltd and Cuprina Pte Ltd. (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F filed with the SEC on April 27, 2026).

4.11	License Agreement dated July 16, 2025 between Cuprina Pte Ltd and Ronald Sherman (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed with the SEC on April 27, 2026).

4.12**	ISO 13485 Facility Setup And Regulatory Compliance Agreement between Cuprina Pte Ltd. and Ferti-Craft Pte Ltd, dated November 12, 2024

4.13**	Amendment No. 1 to ISO 13485 Facility Setup And Regulatory Compliance Agreement between Cuprina Pte Ltd. and Ferti-Craft Pte Ltd, dated December 18, 2025

11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333- 283643), as amended, initially filed with the SEC on December 6, 2024)

11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to the Company’s Annual Report on Form 20-F filed with the SEC on April 27, 2026).

12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

21.1	List of subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024).

97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 99.5 to the Company’s registration statement on Form F-1 filed with the SEC on December 6, 2024).

*	Filed herewith
**	Certain identified information redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Amendment No. 1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CUPRINA HOLDINGS (CAYMAN) LIMITED

Date: July 1, 2026	By:	/s/ David Quek Yong Qi
	Name:	David Quek Yong Qi
	Title:	Chief Executive Officer

